As filed with the Securities and Exchange Commission on May 7, 2014.

Registration No. 333-192989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDICAL TRANSCRIPTION BILLING, CORP.

(Exact name of registrant as specified in its charter)

Delaware	7389	22-3832302
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Clyde Road
Somerset, New Jersey 08873
(732) 873-5133

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mahmud Haq
Chief Executive Officer
7 Clyde Road
Somerset, New Jersey 08873
(732) 873-5133

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Alison Newman, Esq. Zev M. Bomrind, Esq. Fox Rothschild LLP 100 Park Avenue New York, New York 10017 (212) 878-7900	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Jr., Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-Accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY   , 2014

    Shares

Common Stock

This is an initial public offering of shares of common stock of Medical Transcription Billing, Corp.

Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00. We have applied for our common stock to be listed on the NASDAQ Global Market under the symbol “MTBC”.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to MTBC	$	$

The underwriters may also exercise their option to purchase up to an additional      shares of common stock from us, at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on            , 2014.

Chardan Capital Markets, LLC
Summer Street Research Partners

Prospectus dated            , 2014.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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IMPORTANT INTRODUCTORY INFORMATION

In this prospectus, unless the context otherwise requires, we use the terms “MTBC,” “we,” “us,” “the company” and “our” to refer to Medical Transcription Billing, Corp. and its wholly-owned subsidiary, Medical Transcription Billing Company (Private) Limited, a private limited company organized under the laws of Pakistan, and does not include any of the following companies, which we refer to as the “Target Sellers,” whose businesses we will acquire upon the close of this offering:

•	the subsidiaries of Omni Medical Billing Services, LLC (which we collectively refer to as “Omni”)
•	Practicare Medical Management, Inc. (which we refer to as “Practicare”)
•	the subsidiaries of CastleRock Solutions, Inc. (which we collectively refer to as “CastleRock”)

Concurrently with the consummation of the offering made by this prospectus, through a series of asset purchases, we will acquire the businesses of the Target Sellers. The aggregate purchase price will amount to approximately $33.3 million (assuming an initial public offering price of $10.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), consisting of cash in the amount of approximately $17.5 million, and 1,672,715 shares of our common stock with a fair value of approximately $16.7 million based on the initial public offering price of the shares sold in this offering. Pursuant to the terms of the respective purchase agreements, the aggregate purchase price we will pay for the assets of each of the Target Sellers will be calculated as a multiple of either 1.5 or 2.0 (in the case of Omni) of the revenue generated by such Target Seller in the most recent four quarters included in this prospectus from its customers that are in good standing as of the closing date. With respect to Omni, revenue from new customers in such 12-month period who have executed one-year contracts and have at least one quarter of audited revenues will be annualized and included in the calculation of revenues during such 12 month period, up to an aggregate amount no greater than the revenues during such 12 month period generated by Omni from customers that are not in good standing as of the closing date. See the “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for a discussion of the accounting treatment for our acquisitions.

All of the shares to be issued to the Target Sellers will be deposited into escrow to secure our rights (i) to be indemnified under the purchase agreements, and (ii) to cancel a portion of the shares in the event our revenues from the Target Sellers’ customers in the 12 months following the closing are below specified thresholds. With respect to each Target Seller, 15% of the escrowed shares will be eligible for release six months following the closing. With respect to Omni, an additional 15% of the escrowed shares will be eligible for release nine months following the closing and for all the Target Sellers, the remaining shares will be eligible for release following the determination of such Target Seller’s revenue in the 12 months following the closing. In addition, 10% of the cash consideration payable for the acquisition of Practicare and 15% of the cash consideration payable for the acquisition of CastleRock will be held in escrow for 120 days following the closing to satisfy indemnification claims we may have during that period.

Unless we close the acquisition of all of the Target Sellers, we will not close any of those acquisitions and we will not close this offering. See “Business — Acquisitions” for further information on our acquisition of the Target Sellers.

Unless otherwise indicated, all share, per share and financial data set forth in this prospectus have not been adjusted to give effect to the closing of the acquisition of the Target Sellers.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus including, but not limited to, the risk factors beginning on page 13.

Medical Transcription Billing, Corp. is a healthcare information technology company that provides a fully integrated suite of proprietary web-based solutions, together with related business services, to healthcare providers practicing in ambulatory care settings. Our integrated Software-as-a-Service (or SaaS) platform helps our customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. In addition to our experienced team in the United States, we employ a highly educated workforce of more than 1,000 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees, thus enabling us to deliver our solutions at competitive prices.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services they need to address industry challenges, including the Patient Protection and Affordable Care Act (“Affordable Care Act”), on one unified SaaS platform. We deliver powerful, integrated and easy-to-use ‘big practice solutions’ to small and medium practices, which enable them to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro includes:

•	Practice management solutions and related tools, which facilitate the day-to-day operation of a medical practice;
•	Electronic health records (or EHR), which is easy to use, highly ranked, and allows our customers to reduce paperwork and qualify for government incentives;
•	Revenue cycle management (or RCM) services, which include end-to-end medical billing, analytics, and related services; and
•	Mobile Health (or mHealth) solutions, including smartphone applications that assist patients and healthcare providers in the provision of healthcare services.

As of December 31, 2012, we served approximately 400 practices representing approximately 1,320 providers (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services), practicing in approximately 55 specialties and subspecialties, in 39 states. As of December 31, 2013, we served approximately 450 practices representing approximately 1,110 providers, practicing in 50 specialties and subspecialties, in 36 states. As of March 31, 2014, we served approximately 420 practices representing approximately 1,030 providers, practicing in 50 specialties and subspecialties, in 36 states. Pro forma for the acquisition of the Target Sellers, as of March 31, 2014, we served approximately 930 practices representing approximately 2,030 providers, practicing in more than 50 specialties and subspecialties, in 40 states. Approximately 98% of the practices we serve consist of one to ten providers, with the majority of the practices we serve being primary care providers. However, our solutions are scalable and are appropriate for larger healthcare practices across a wide range of specialty areas. In fact, our largest customer is a hospital-based group with more than 120 providers.

Our growth strategy includes acquiring smaller revenue cycle management companies and then migrating the customers of those companies to our solutions. The revenue cycle management service industry is highly fragmented, with many local and regional revenue cycle management companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing revenue cycle management services and that no one company has more than a 5% share of the market. We further believe that it is becoming increasingly difficult for traditional revenue cycle management companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

In addition, our growth strategy includes strategic partnerships with other industry participants, including electronic health records vendors, in which the vendors refer customers to our services. While we offer our own electronic health records, our strategy includes providing integrated offerings utilizing third party electronic health records while offering customers MTBC’s revenue cycle management, practice management and mobile health capabilities. Upon the completion of this offering, we intend to hire sales and marketing executives to spearhead our customer acquisition initiative, which will include growing existing and developing new strategic partnerships. We believe that these new team members will also be able to successfully leverage the Target Sellers’ network of relationships and our existing network. By devoting greater resources to sales and marketing, we expect that our organic growth will increase more rapidly, as our current organic growth is driven primarily by customer referrals and internet search engine optimization techniques.

For the years ended December 31, 2012 and December 31, 2013, and the three months ended March 31, 2014, without giving effect to the acquisition of the assets of the Target Sellers, our total revenue was $10.0 million, $10.5 million and $2.6 million, respectively. For the year ended December 31, 2012, our net income was $117,000 and for the year ended December 31, 2013 and the three months ended March 31, 2014, our net loss was ($178,000) and ($384,000), respectively. For the years ended December 31, 2012 and December 31, 2013 and the three months ended March 31, 2014, our EBITDA was $870,000, $1,052,000 and ($252,000), respectively. Because EBITDA is closely related to our cash flow from operations, management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. For information on how we define and calculate EBITDA, and a reconciliation of net income to EBITDA, see the section titled “— Summary Consolidated Financial — Other Financial Data.”

For the twelve months ended March 31, 2014, without giving effect to the acquisition of the assets of the Target Sellers, our total revenue was $10.8 million, our net loss was ($581,000), and our EBITDA was $578,000. Pro forma for the acquisition of the Target Sellers, our total revenue for the twelve months ended March 31, 2014 was $32.5 million, our net loss was ($5.3 million), and our EBITDA was $2.2 million. The large net loss is due primarily to amortization of intangibles from the acquisition of the Target Sellers, estimated at $8.3 million.

Industry Overview

The modern American healthcare industry is characterized by inefficiencies, waste, complexity, an underutilization of technology and a lack of transparency. According to a recent report issued by the Institute of Medicine, approximately $2.6 trillion was spent in the United States on healthcare in 2011, of which $750 billion was wasteful spending that does not improve the quality of care that patients receive. An April 2012 study cited by Health Affairs, a health policy journal, estimates that between $476 billion and $992 billion of healthcare spending in 2011 was wasted, with a third of that waste being funded by Medicare and Medicaid programs. Healthcare spending in the United States is widely viewed as growing at an unsustainable rate, and policymakers and payers are continuously seeking ways to reduce that growth.

The Affordable Care Act and other recent legislative, regulatory and industry drivers are directed toward addressing many of these challenges. For decades, the U.S. healthcare delivery system has been characterized by a vast cottage industry of small, independent practices functioning in a low-technology fee-for-service environment. Presently, there are more than 500,000 U.S. physicians practicing in ambulatory care settings and it is estimated that approximately 70% of these providers are practicing in groups with 10 or fewer physicians. Recent changes in the industry, including legislative reform and increasing reimbursement complexity, have created significant opportunities for MTBC, as traditional practice tools are not well-suited for the modern medical practice.

Increasingly complex reimbursement processes.  New laws and payer requirements have further complicated insurance reimbursement processes. For example, Medicare, Medicaid and commercial insurances are increasingly requiring proof of adherence to best practices and improved patient health outcomes to support full reimbursement. Moreover, an upcoming shift to a new generation of insurance codes will dramatically increase the complexity associated with selecting appropriate procedure and diagnosis codes needed to support proper claim reimbursement.

Movement toward healthcare information technology.  Since 2011, the Federal government has offered financial incentives to eligible healthcare providers who adopt and meaningfully use electronic health records technology. Beginning in 2015, providers who are not meaningfully using this technology will incur penalties and these penalties will increase every year through 2019. While these incentives and looming penalties have encouraged many providers to adopt and meaningfully use electronic health records software, we believe that most providers are not utilizing an integrated platform that combines practice management, business intelligence, and revenue cycle management. The lack of an integrated platform leaves them ill-equipped to address the multitude of rapidly growing industry challenges.

Shift in Focus to Preventive Care.  In an effort to avoid the negative health effects and increased costs associated with undetected and untreated chronic conditions, the Affordable Care Act requires most health insurance plans to provide co-payment and deductible-free coverage for preventive health services, such as annual well visits. Many believe that this shift in focus will, in the long-term, reduce costs and improve patient health.

Inaccessibility of critical data.  To thrive in the emerging healthcare landscape, healthcare practices need timely information, such as health insurance plan eligibility and coverage details, provider performance and productivity data and clinical and reimbursement benchmarking. However, we believe that most small and medium size practices do not have access to this type of real-time data, business intelligence and analytical tools and thus struggle to efficiently operate their practices and make optimal decisions.

Our Solution

We believe that our fully integrated solutions uniquely address the challenges in the industry, including those presented by the Affordable Care Act. Our solutions dramatically simplify the complexities inherent in the reimbursement process and thereby deliver objectively superior results, such as reduced claim denial rates, improved customer days in accounts receivable, reduced patient no-shows, increased well visit encounters and reimbursement. Our solutions empower our customers with the real-time data they need to be efficient and make better decisions, such as real-time insurance eligibility and deductible details, provider productivity details and payer benchmarking.

Our fully integrated suite of technology and business service solutions is designed to enable healthcare practices to thrive in the midst of a rapidly changing environment in which managing reimbursement, clinical workflows and day-to-day administrative tasks is becoming increasingly complex, costly and time-consuming. Moreover, the standard offering fee for our complete, integrated, end-to-end solution is 5% of a practice’s healthcare-related revenues plus a nominal one-time setup fee, and is among the lowest in the industry.

Our Strategy

Our objective is to become the leading provider of integrated, end-to-end software and business service solutions to healthcare providers practicing in an ambulatory setting. To achieve this objective, we employ the following strategies:

•	Provide comprehensive practice management, electronic health records, revenue cycle management and mobile health solutions to small and medium size healthcare practices. We believe that physician practices are in need of an integrated, end-to-end solution, such as the solution that MTBC provides, to manage the different facets of their businesses, from clinical documentation to claim submission and financial reporting.
•	Provide exceptional customer service. We realize that our success is tied directly to our customers’ success. Accordingly, a substantial portion of our highly trained and educated workforce is devoted to customer service activities.
•	Leverage significant cost advantages provided by our skilled offshore workforce. Our unique business model includes our web-based software and a cost-effective offshore workforce primarily based in Pakistan. We believe that this operating model provides us with significant cost advantages compared to other revenue cycle management companies and it allows us to significantly reduce the operational costs of the companies we acquire.
•	Pursue strategic acquisitions. Approximately 27% of our current practices and 42% of our most recent quarter’s revenue were obtained through strategic transactions with regional revenue cycle management companies (before giving effect to the acquisition of the Target Sellers). With most of our acquisition transactions, our goal is to retain the acquired customers over the long-term and migrate those customers to our platform soon after closing. During 2012, we acquired four revenue cycle management companies, and successfully migrated a majority of the customers of those companies from eight distinct revenue cycle management platforms to PracticePro within 120 days of closing. One year after acquisition, the average quarterly revenue generated from these customers was 85% of the quarterly revenue from these customers in the quarter preceding the respective acquisitions, and for the quarter ended December 31, 2013, our revenue from these customers was approximately 75% of the revenue generated from such customers in the quarter preceding their acquisition. In our most recent acquisition of Metro Medical completed on June 30, 2013, we successfully migrated 81% of acquired customers to PracticePro within nine months of closing, and retained 74% of acquired customers during the first nine months following the acquisition. Our revenue from the Metro Medical customers we acquired in the three months ended March 31, 2014 was 89% of the revenue generated by Metro Medical from these customers in the three months ended March 31, 2013.
•	Leverage strategic partnerships. A portion of our current customers were initially referred to MTBC by one of our existing or former channel partners. We recently entered into new channel partnership agreements with various industry-leading vendors, including another leading electronic health records vendor and a paper-based clinical solution vendor. In conjunction with these partnerships, we help ‘round-out’ our partners’ service offerings, while receiving referrals and sharing a portion of our revenues with these partners.

Our Service Offerings

We offer a suite of fully-integrated, web-based SaaS platform and business services designed for healthcare providers. Our products and services offer healthcare providers a unified solution designed to meet the healthcare industry’s demand for the delivery of cost-efficient, quality care with measureable outcomes. The four primary components of our proprietary web-based suite of services are: (i) practice management applications, (ii) a certified electronic health records solution, (iii) revenue cycle management services and (iv) mobile health applications.

Our flagship product, PracticePro, provides our clients with a seamlessly-integrated, end-to-end solution. Our web-based electronic health records are also available to customers as a stand-alone product. We regularly update our software platform with the goal of staying on the leading edge of industry developments, payer reimbursements trends and new regulations.

Web-based Practice Management Application

Our proprietary, web-based practice management application automates the labor-intensive workflow of a medical office in a unified and streamlined SaaS platform. The various functions of the platform collectively support the entire workflow of the day-to-day operations of a medical office in an intuitive and user-friendly format. For example, our platform provides office staff with real-time insurance details to allow them to more efficiently collect patient payments; its automated appointment reminders reduce patient no-show rates, and scheduling functionality results in increased reimbursable patient well visit appointments. A simple, individual and secure login to our web-based platform gives physicians, other healthcare providers and staff members access to a vast array of real time practice management data which they can access at the office or from any other location where they can access the Internet. Users can customize the “Practice Dashboard” to display only the most useful and relevant information needed to carry out their particular functions. We believe that this streamlined and centralized automated workflow allows providers to focus on delivering quality patient care rather than office administration.

Web-based Electronic Health Records

Our web-based electronic health records solution is one of the approximately 135 unique ambulatory electronic health record products that, as of May 5, 2014, has received 2014 Edition ONC-ACB certification as a Complete Ambulatory electronic health records solution. Moreover, KLAS, a leading independent industry assessor of healthcare information technology products, recently issued its annual electronic health records ranking and MTBC placed number five in our target market of one to ten providers, outperforming most leading electronic health records. A healthcare provider can use our solution to demonstrate “meaningful use” under federal law to earn incentives and avoid penalties. Our web-based electronic health records allows a provider to view all patient information in one online location, thus avoiding the need for numerous charts and records for each patient. Utilizing our web-based electronic health records solution, providers can track patients from their initial appointments; chart clinical data, history, and other personal information; enter and submit claims for medical services; and review and respond to queries for additional information regarding the billing process. Additionally, the electronic health record software delivers a robust document management system to enable providers to transition to paperless environments. The document management function makes available electronic connectivity between practitioners and patients, thereby streamlining patient care coordination and communications.

Revenue Cycle Management and other Technology-driven Business Services

Our proprietary revenue cycle management offering is designed to improve the medical billing reimbursement process, allowing healthcare providers to accelerate and increase collections, reduce errors in submission and streamline workflow to free up practitioners to focus on patient care. Customers using PracticePro will generally see an improvement in their collections, as illustrated by the following:

•	Our first pass acceptance rate is 98%.
•	Our first pass resolution rate is 96%.
•	Our clients’ median days in accounts receivable is 32 days for primary care and 36 days for combined specialties.

These rates are among the most competitive in the industry and compare favorably with the performance of our largest competitor, among others. Our revenue cycle management service employs a proprietary rules-based system designed and constantly updated by our knowledgeable workforce, which screens and scrubs claims prior to submission for payment.

Mobile Health Solutions

The functionality of our cloud-based platform is extended to mobile devices through our integrated suite of mobile health applications. These mobile health applications include physician end-user tools that support, among other things, electronic prescribing, the capture of billing charges in the current medical coding formats, and the creation and secure transfer of clinical audio notes that are converted into text and billing charges. Our patient applications allow patients to access their medical information, securely communicate with their doctors’ office, schedule appointments, request prescription refills, pay balances and check-in for office appointments.

Risk Relating to our Acquisition Strategy

Following our past acquisitions, some acquired customers terminated their relationships with us. These terminations occurred for a variety of reasons, including because of our transition of workflow from local employees previously assigned to their account to our offshore team members; actual or perceived disruptions to customers’ businesses; our migration of customers from their existing practice management software platform to our solution; and the exacerbation of the strain that already existed in some of the customers’ relationships with the acquired companies. For example, following our 2010 acquisition of the customers of Medical Accounting Billing Company, we retained a key employee of the seller to assist us in transitioning the acquired customers to our solution. However, that employee became disabled by an illness soon after closing, becoming incapable of effectively guiding the accounts through the transition. As a result, we eventually lost all of the acquired customers and were required to write-off intangible assets in the amount $126,000 in 2012. In addition, of the eight practices we acquired in our June 2011 acquisition of a small New Jersey-based revenue cycle management company, only two are current customers of ours.

During 2012, we acquired four revenue cycle management companies and successfully migrated a majority of their customers to PracticePro within 120 days of closing. One year after acquisition, the average quarterly revenue generated from the customers acquired in our 2012 acquisitions was 85% of the quarterly revenue generated from these customers in the quarter preceding their respective acquisitions, and for the quarter ended December 31, 2013, our revenue from these customers was approximately 75% of the revenue generated from such customers in the quarter preceding the acquisitions. Approximately 60% of the practices we acquired in those transactions remained our customers as of December 31, 2013. In addition, following our most recent acquisition in June 30, 2013, we successfully migrated 50% of the acquired customers to

PracticePro within 90 days of closing and 81% within nine months, and retained 74% of acquired customers after nine months. Our revenue from the Metro Medical customers we acquired in the three months ended March 31, 2014 was 89% of the revenue generated by Metro Medical from these customers in the three months ended March 31, 2013. Notwithstanding our experience with migration and retention of acquired customers, we expect to experience customer loss following our acquisition of the Target Sellers and any other future acquisitions for a variety of reasons, including our inability to transition the existing workflow to our off shore infrastructure and the existing strain on customer relationships at the time of acquisition.

We will seek to address the challenges we have experienced in prior acquisitions by working more closely with acquired customers in the future to understand which combination of software and services is best for their practice. To that end, we plan on retaining a larger portion of the Target Sellers’ existing workforce for a longer period of time than in previous acquisitions, as well as developing integrations with existing software solutions to ensure customer satisfaction and retention.

Other Risks Relating to Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” beginning on page 13 of this prospectus before making a decision to invest in our common stock. If any of these risks actually occurs, our business financial condition and results of operations would likely be negatively affected. In such case, the trading price of our common stock would likely decline, and you may lose part, or all, of your investment. Below is a summary of some of the principal risks we believe we face:

•	We may be unable to manage our growth effectively and our pro forma results may not be indicative of our future performance.
•	We operate in a highly competitive industry, and our competitors may be able to compete more efficiently or evolve more rapidly than we do.
•	We may be unable to implement our strategy of acquiring additional companies and acquisitions may subject us to additional unknown risks.
•	Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.
•	The continued success of our business model is heavily dependent upon our operations in Pakistan, and any disruption to those operations will adversely affect us.
•	We have incurred recent operating losses, and we may not be able to achieve or subsequently maintain our profitability in the future.
•	Government programs in the United States initiated to accelerate the adoption and utilization of electronic health record solutions may not be effective in changing the behavior of providers or may not be fully implemented or fully funded by the government.
•	We may need additional capital to fund our operations and finance our growth, and we may not be able to secure such capital on terms acceptable to us, or at all.
•	Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.
•	We may be unable to protect unauthorized access to our web-based software and servers which store our customers’ information, which could subject us to significant liability and reduce the attractiveness of our services.

Corporate Information

We were incorporated in Delaware on September 28, 2001 under the name Medical Transcription Billing, Corp. Our principal executive offices are located at 7 Clyde Road, Somerset, New Jersey 08873, and our telephone number is (732) 873-5133. Our website address is www.mtbc.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

MTBC, MTBC.com and A Unique Healthcare IT Company, and other trademarks and service marks of MTBC appearing in this prospectus are the property of MTBC. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	We will present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations.
•	We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.
•	We will provide less extensive disclosure about our executive compensation arrangements.
•	We will not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

The Offering

Common stock offered by us
Shares
Common stock to be issued to Target Sellers
1,672,715 Shares
Total shares of common stock to be outstanding immediately after this offering shares (or shares if the underwriters exercise their option to purchase additional shares from us in full).
Use of proceeds
We expect our net proceeds from this offering will be $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to fund the cash portion of the purchase price for the Target Sellers in the amount of approximately $17.5 million (assuming an initial public offering price of $10.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and for working capital and general corporate purposes. We may also use a portion of the net proceeds for future acquisitions of or investments in other medical billing companies. See “Use of Proceeds.”
Dividend policy
We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Proposed NASDAQ Global Market symbol
“MTBC”
Risk factors
Please read the section entitled “Risk Factors” beginning on page 13 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

On April 4, 2014 we amended and restated our certificate of incorporation to effect a 8.65 for 1 stock split to ensure that our authorized and outstanding capital stock is sufficient to consummate this offering. Unless the context indicates otherwise, the number of shares of common stock to be outstanding after this offering:

•	includes the conversion of a promissory note in the principal amount of $500,000 plus accrued interest from September 23, 2013 to the date of this offering at a 7% annual interest rate, at a per share conversion price equal to 90% of the offering price of the shares being sold in this offering;
•	excludes 1,351,000 shares of our common stock reserved for issuance under the 2014 Equity Incentive Plan, or 2014 Plan, of which 217,500 shares of common stock are issuable upon the vesting of Restricted Stock Unit awards granted in April 2014;
•	assumes the underwriters will not exercise their over-allotment option; and
•	assumes that the shares of our common stock to be sold in this offering are sold at $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

Unless otherwise indicated, the information presented in this prospectus:

•	has been adjusted retroactively to reflect a 8.65 for 1 stock split;
•	gives effect to the acquisition of the Target Sellers; and
•	assumes no exercise of the underwriters’ option to purchase an additional shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The historical consolidated statement of operations data for MTBC presented below for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data for MTBC at December 31, 2012 and 2013 have been derived from our audited financial statements appearing elsewhere in this prospectus. The condensed consolidated statements of operations data for MTBC for the three-month periods ended March 31, 2013 and 2014 and the condensed consolidated balance sheet data for MTBC at March 31, 2014 have been derived from our unaudited condensed consolidated financial statements for those periods included elsewhere in this prospectus, and have been prepared on a basis consistent with the respective audited consolidated financial statements and, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair presentation of that information for such periods.

We derived the summary unaudited pro forma condensed combined financial data for MTBC as of March 31, 2014 and for the year ended December 31 2013 and the three and twelve months ended March 31, 2014 from the unaudited pro forma condensed combined financial statements you can find elsewhere in this prospectus. These pro forma financial data give effect to this offering and our completed and planned acquisitions as if each of these had occurred on January 1, 2013 (in the case of the consolidated income statement data) or on March 31, 2014 (in the case of the consolidated balance sheet data). You should read this data in conjunction with the information set forth under “Unaudited Pro Forma Condensed Combined Financial Information,” which describes these transactions and the related adjustments in greater detail.

The financial data set forth below are only a summary You should read these summary financial data in conjunction with the disclosure under “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Information” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of, and do not represent anything about our future operations.

	Historical MTBC				Pro Forma MTBC
	Year ended December 31,		Three Months ended March 31,		Year ended December 31, 2013	Three Months ended March 31, 2014	Twelve Months ended March 31, 2014
Consolidated Statements of Operations Data	2012	2013	2013	2014
	(in thousands, except per share data)
Net revenue	$10,017	$10,473	$2,237	$2,573	$33,083	$7,488	$32,487
Operating expenses:
Direct operating costs	4,257	4,273	927	1,153	16,848	4,100	16,028
Selling, general and administrative	4,663	4,992	1,029	1,356	13,909	3,063	13,949
Research and development	396	386	97	116	386	116	405
Depreciation and amortization	679	949	182	270	9,535	2,373	9,609
Total operating expenses	9,995	10,600	2,235	2,895	40,678	9,652	39,991
Operating income (loss)	22	(127)	2	(322)	(7,595)	(2,164)	(7,504)
Interest expense – net	74	136	22	50	211	51	225
Other income – net	169	230	37	(200)	270	(167)	53
Income (loss) before provision (benefit) for income taxes	117	(33)	17	(572)	(7,536)	(2,382)	(7,676)
Income tax provision (benefit)	—	145	(2)	(188)	(2,514)	(803)	(2,423)
Net income (loss)	$117	$(178)	$19	$(384)	$(5,022)	$(1,579)	$(5,253)
Weighted average common shares outstanding
Basic and diluted	5,102	5,102	5,102	5,102
Net income (loss) per share
Basic and diluted	$0.02	$(0.03)	$0.00	$(0.08)
Pro forma weighted average common shares outstanding
Basic and diluted					[ ]	[ ]	[ ]
Pro forma net loss per share
Basic and diluted					[ ]	[ ]	[ ]

	As of December 31,		As of March 31, 2014
	Historical MTBC		Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
Consolidated Balance Sheet Data	2012	2013
	(in thousands)
Cash	$268	$498	$307	$(17,146)
Working capital (net)(1)	(504)	(1,621)	(1,961)	(19,325)
Total assets	3,484	5,773	5,754	21,614
Long term debt	330	1,634	1,488	1,488
Stockholders' equity (deficit)	406	118	(134)	15,726

	Historical MTBC				Pro Forma MTBC
	Year ended December 31,		Three Months ended March 31,		Year ended December 31, 2013	Three Months ended March 31, 2014	Twelve Months ended March 31, 2014
Other Financial Data	2012	2013	2013	2014
	(in thousands)
EBITDA(4)	$870	$1,052	$222	$(252)	$2,210	$42	$2,157

(1)	Working Capital is defined as current assets less current liabilities.
(2)	The pro forma balance sheet data gives effect to the completed and planned acquisitions. You should read the following summary consolidated financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information.”
(3)	The pro forma as adjusted balance sheet data gives effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. You should read the following summary consolidated financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information.”
(4)	To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense, income tax benefit, interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. The following table contains a reconciliation of net income (loss) to EBITDA.

	Historical MTBC				Pro Forma MTBC
	Year ended December 31,		Three Months ended March 31,		Year ended December 31, 2013	Three Months ended March 31, 2014	Twelve Months ended March 31, 2014
Reconciliation of net income (loss) to EBITDA	2012	2013	2013	2014
	(in thousands)
Net income (loss)	$117	$(178)	$19	$(384)	$(5,022)	$(1,579)	$(5,253)
Depreciation	263	234	52	51	375	82	360
Amortization	416	715	131	219	9,160	2,291	9,248
Interest expense – net	74	136	22	50	211	51	225
Income tax provision (benefit)	—	145	(2)	(188)	(2,514)	(803)	(2,423)
EBITDA	$870	$1,052	$222	$(252)	$2,210	$42	$2,157

RISK FACTORS

If you purchase our securities, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our securities to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Acquisition Strategy

If we do not manage our growth effectively, our revenue, business and operating results may be harmed.

Our strategy is to expand through the acquisition of additional RCM companies and organic growth. Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers. Our prior acquisitions were on a much smaller scale and may not be indicative of our ability to successfully manage our currently proposed or future acquisitions. Our acquisition of the Target Sellers and any future acquisitions may require greater than anticipated investment of operational and financial resources as we seek to migrate customers of the Target Sellers and any acquired companies to PracticePro. Acquisitions may also require the integration of different software and services, assimilation of new employees, diversion of management and IT resources, increases in administrative costs and other additional costs associated with any debt or equity financings undertaken in connection with such acquisitions. We cannot assure you that any acquisition we undertake will be successful. Future growth will also place additional demands on our customer support, sales, and marketing resources, and may require us to hire and train additional employees. We will need to expand and upgrade our systems and infrastructure to accommodate our growth. The failure to manage our growth effectively will materially and adversely affect our business.

In prior acquisitions, we have encountered difficulties in retaining all the customers we acquired, which has resulted in a decrease in our revenues and operating results. Similarly, we may be unable to retain customers of the Target Sellers following their acquisition, which may likewise result in a decrease in our revenues and operating results.

Concurrently with the consummation of the offering made by this prospectus, we will acquire the Target Sellers via asset purchase agreements, including approximately 510 healthcare practice customers as of the date of this prospectus. A majority of the customers of the Target Sellers have the right to terminate their practice management, EHR and RCM contracts for any reason at any time upon notice of 90 days or less. These customers may elect to terminate their contracts as a result of our acquisition or to not renew their contracts upon the expiration of their terms. Some of these customer relationships, while consistently generating revenue, are not evidenced by a written contract. In the past, our failure to retain acquired customers has led to decreases in our revenues. For example, our revenues for the year ended December 31, 2013 increased by $456,000 as compared to the year ended December 31, 2012, even though we acquired Metro Medical on June 30, 2013 which contributed $1.5 million of revenue in 2013, primarily as a result of our loss of a large customer we previously acquired in 2010, and our net loss for the year ended December 31, 2013 was ($178,000) compared to net income of $117,000 for the year ended December 31, 2012. Our revenues for the three months ended March 31, 2014 increased by $336,000 as compared to the three months ended March 31, 2013, even though Metro Medical contributed $625,000 of revenue in 2014, due to the loss of existing customers accounting for 13% of our revenue in the three months ended March 31, 2013. In addition, of the practices we acquired in the four acquisitions we completed in 2012, approximately 60% of the practices, accounting for 75% of the revenue for the year ended December 31, 2013, were our customers as of December 31, 2013. Our inability to retain customers of the Target Sellers following their acquisition could adversely impact our ability to benefit from those acquisitions and increase our future revenues and operating income.

Our inability to successfully migrate customers of the Target Sellers to our proprietary solutions and services will decrease our profitability.

A major component of our business plan is to migrate most of the customers of the Target Sellers from the existing practice management, EHR and RCM solutions they are using to PracticePro. In our past acquisitions, we experienced customer loss while attempting to migrate customers from their existing practice management software platform to our solution due to the customers’ comfort with their existing software. In particular, following our 2010 acquisition of Medical Accounting Billing Company customers, we retained a key employee of the seller to assist us in transitioning the acquired customers to our solution. However, that employee became disabled by an illness soon after closing, becoming incapable of effectively guiding the accounts through the transition. As a result, we eventually lost all of the acquired customers and were required to write-off intangible assets in the amount $126,000 in 2012. In addition, of the eight practices we acquired in our June 2011 acquisition of a small New Jersey-based revenue cycle management company, only two are current customers of ours. However, more recently, we acquired four RCM companies during 2012, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. The migration of customers of the Target Sellers may also entail significant costs and IT resources, and the failure or delay in migrating a significant portion of such customers could occur. Our failure or delay in successfully migrating the customers of the Target Sellers to PracticePro will negatively impact our ability to retain those customers and to assist those practices in increasing collections, thereby reducing our revenue and profitability.

Our pro forma results may not be indicative of our future performance because we may be unable to retain or successfully transition the customers of the Target Sellers.

The customers of the Target Sellers are currently using the practice management, EHR and RCM solutions provided by the Target Sellers. Because we may be unable to retain the customers of the Target Sellers following their acquisition or successfully migrate those customers from the solutions they are currently using to PracticePro, the unaudited pro forma condensed combined financial information in this prospectus may not be indicative of what our operating results and financial condition would have been for the periods presented had the acquisition of the Target Sellers taken place on the dates indicated or of our future financial condition or operating results. In addition, the unaudited pro forma condensed combined balance sheets included in this prospectus reflect preliminary estimates of the values of assets to be acquired and liabilities to be assumed, and those values could differ materially once we complete our final valuations of those assets and liabilities.

We may be unable to implement our strategy of acquiring additional RCM companies due to competition.

Except for the acquisition of the Target Sellers, we have no understanding or commitments with respect to any other acquisition as of the date of this prospectus. Although we expect that one or more acquisition opportunities will become available in the future, we may not be able to acquire any additional RCM companies at all or on terms favorable to us. Certain of our larger, better capitalized competitors may seek to acquire some of the RCM companies we may be interested in. Competition for acquisitions would likely increase acquisition prices and result in us having fewer acquisition opportunities.

Acquisitions may subject us to additional unknown risks which may affect our customer retention and cause a reduction in our revenues.

In completing the acquisition of the Target Sellers or any future acquisition, we will rely upon the representations and warranties and indemnities made by the sellers with respect to each acquisition as well as our own due diligence investigation. We cannot assure you that such representations and warranties will be true and correct or that our due diligence will uncover all materially adverse facts relating to the operations and financial condition of the acquired companies or their customers. To the extent that we are required to pay for obligations of an acquired company, or if material misrepresentations exist, we may not realize the expected benefit from such acquisition and we will have overpaid in cash and/or stock for the value received in that acquisition.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions may result in dilutive issuances of equity securities, the incurrence of debt, the assumption of known and unknown liabilities, the write-off of software development costs and the amortization of expenses related to intangible assets, all of which could have an adverse effect on our business, financial condition and results of operations.

We structure our acquisitions as asset purchases, which may limit the ability of some of the acquired assets to be transferred to us due to contractual provisions restricting the assignment of assets, and subjects us to the risk that creditors of the seller may seek payment from us of liabilities retained by the sellers or challenge these transactions.

Our acquisitions are structured as the purchase of assets, primarily consisting of medical billing contracts with healthcare providers. This structure may limit the transferability of some of the acquired assets, including contracts that have contractual provisions limiting their assignment. In our prior acquisitions, substantially all of the medical billing contracts we acquired did not have restrictions on their assignment to us. However, other medical billing contracts we may seek to acquire in the future may be subject to these restrictions. Furthermore, certain software and vendor contracts which we may seek to acquire for use during the transition period following our acquisitions may not be assignable to us, which may disrupt the operations of the acquired customers.

Pursuant to our agreements with the Target Sellers, we are not assuming approximately $2.3 million in the aggregate of liabilities that will be retained by the Target Sellers, and there is no assurance that these liabilities will be paid by the Target Sellers following the closing and we may have successor liability with respect to these obligations. Our agreements with the Target Sellers provide us with rights to indemnification with respect to any claims asserted against us with respect to these liabilities, and we will escrow cash and stock to secure these rights. However, the escrowed consideration will be held for a limited time, and the escrowed consideration may ultimately not be sufficient to cover our legal costs and other expenses to enforce these rights, even if a court eventually determines that we do not have any legal liability relative to the Target Sellers’ liabilities. In addition, since the majority of the escrowed consideration is in the form of shares of our common stock, the value of the escrowed consideration may be insufficient to compensate us in the event of a significant decrease in the value of such shares.

Furthermore, creditors of a seller from whom we acquire assets (including creditors of the Target Sellers) could challenge the acquisition as a fraudulent transfer under the U.S. Bankruptcy Code and comparable provisions of state fraudulent transfer laws. In general, a transfer of assets can be found to be fraudulent and avoided if a court determines that the transferor, at the time of the asset transfer (i) delivered such assets with the intent to hinder, delay or defraud its existing or future creditors or (ii) received less than reasonably equivalent value and the transferor was insolvent at the time of the transfer or was rendered insolvent as a result of the transfer. If a court determines that any of our acquisitions constitutes a fraudulent transfer, the court could order us to return to the transferor or its creditors the acquired assets, their value, or payments received by us on account of such assets.

Risks Related to Our Business

We operate in a highly competitive industry, and our competitors may be able to compete more efficiently or evolve more rapidly than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

The market for practice management, EHR and RCM information solutions and related services is highly competitive, and we expect competition to increase in the future. We face competition from other providers of both integrated and stand-alone practice management, EHR and RCM solutions, including competitors who utilize a web-based platform and providers of locally installed software systems. Our competitors include larger healthcare IT companies, such as athenahealth, Inc., Allscripts Healthcare Solutions, Inc. and Greenway Medical Technologies, Inc., all of which may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, regulations or customer needs and requirements. Many of our competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than us. We also compete with various regional RCM companies, some of which may continue to consolidate and expand into broader markets. We expect that competition will continue to increase as a result of incentives provided by the HITECH Act, and consolidation in both the information technology and healthcare industries. Competitors may introduce products or services that render our products or services obsolete or less marketable. Even if our products and services are more effective than the offerings of our competitors, current or potential customers might prefer competitive products or services to our products and services. In addition, our competitive edge could be diminished or completely lost if our competition develops similar offshore operations in Pakistan or other countries, such as India and the Philippines, where labor costs are lower than those in the U.S. (although higher than in Pakistan). Pricing pressures could negatively impact our margins, growth rate and market share.

If we are unable to successfully introduce new products or services or fail to keep pace with advances in technology, we would not be able to maintain our customers or grow our business which will have a material adverse effect on our business.

Our business depends on our ability to adapt to evolving technologies and industry standards and introduce new products and services accordingly. If we cannot adapt to changing technologies and industry standards and meet the requirements of our customers, our products and services may become obsolete, and our business would suffer. Because both the healthcare industry and the healthcare IT technology market are constantly evolving, our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasingly sophisticated and varied needs of our customers, respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis, educate our customers to adopt these new technologies, and successfully assist them in transitioning to our new products and services. The development of our proprietary technology entails significant technical and business risks. We may not be successful in developing, using, marketing, selling, or maintaining new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards, and, as a result, our business and reputation could suffer. We may not be able to introduce new products or services on schedule, or at all, or such products or services may not achieve market acceptance. A failure by us to introduce new products or to introduce these products on schedule could cause us to not only lose our current customers but to fail to grow our business by attracting new customers.

The continued success of our business model is heavily dependent upon our operations in Pakistan, and any disruption to those operations will adversely affect us.

The majority of our operations, including the development and maintenance of our Web-based platform, our customer support services and a substantial portion of our sales and marketing efforts, are performed by our highly educated workforce of more than 1,000 employees in Pakistan, which has experienced, and continues to experience, political and social unrest and acts of terrorism. Conditions in Pakistan may further deteriorate following the planned withdrawal of U.S. armed forces from neighboring Afghanistan. The performance of our operations in Pakistan, and our ability to maintain our offshore offices, is an essential element of our business model, as the labor costs in Pakistan are substantially lower than the cost of comparable labor in India, the United States and other countries, and allows us to competitively price our products and services. Our competitive advantage will be greatly diminished and may disappear altogether if our operations in Pakistan are negatively impacted. Our operations in Pakistan may be negatively impacted by any number of factors, including political unrest; social unrest; terrorism; war; vandalism; currency fluctuations; changes to the law of Pakistan, the United States or any of the states in which we do business; or increases in the cost of labor and supplies in Pakistan. Our operations in Pakistan may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our highly educated workforce in Pakistan, we may be unable to provide our products and services at attractive prices, and our business would be materially and negatively impacted or discontinued.

Our offshore operations expose us to additional business and financial risks which could subject us to civil and criminal liability.

The risks and challenges associated with our operations outside the United States include laws and business practices favoring local competitors; compliance with multiple, conflicting and changing governmental laws and regulations, including employment and tax laws and regulations; and fluctuations in foreign currency exchange rates. Foreign operations subject us to numerous stringent U.S. and foreign laws, including the Foreign Corrupt Practices Act, or FCPA, and comparable foreign laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Safeguards we implement to discourage these practices may prove to be less than effective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice and overseas regulators.

Government programs in the United States initiated to accelerate the adoption and utilization of EHR solutions may not be effective in changing the behavior of providers or may not be fully implemented or fully funded by the government, which could cause a lack of demand for our products and services.

While government programs have been initiated to improve the efficiency and quality of the healthcare sector, these programs may not be fully implemented or fully funded and there is no guarantee that our customers will receive any of these funds. Providers may also be slow to adopt EHR solutions in response to these government programs, may not select our products and services, or may decide not to implement an EHR system at all. Adoption of EHR technology imposes increased costs on providers and requires providers to spend time becoming familiar with its use. Any delay in the purchase of our EHR solutions and services in response to government programs, or the failure of providers to purchase an EHR solution, could have an adverse effect on our ability to grow our business. It is also possible that Congress could repeal or not fund the HITECH Act as originally planned or otherwise amend it in a manner that would have an adverse effect on our business.

Changes in the healthcare industry could affect the demand for our services and may result in a decrease in our revenues and market share.

As the healthcare industry evolves, changes in our customer base may reduce the demand for our services, result in the termination of existing contracts, and make it more difficult to negotiate new contracts on terms that are acceptable to us. For example, the current trend toward consolidation of healthcare providers may cause our existing customer contracts to terminate as independent practices are merged into hospital systems or other healthcare organizations. Such larger healthcare organizations may have their own practice management, EHR and RCM solutions, reducing demand for our services. If this trend continues, we cannot assure you that we will be able to continue to maintain or expand our customer base, negotiate contracts with acceptable terms, or maintain our current pricing structure, which would result in a decrease in our revenues and market share.

If providers do not purchase our products and services or delay in choosing our products or services, we may not be able to grow our business.

Our business model depends on our ability to sell our products and services. Acceptance of our products and services may require providers to adopt different behavior patterns and new methods of conducting business and exchanging information. Providers may not integrate our products and services into their workflow and may not accept our solutions and services as a replacement for traditional methods of practicing medicine. Providers may also choose to buy our competitors’ products and services instead of ours. Achieving market acceptance for our solutions and services will continue to require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by providers. If providers fail to broadly accept our products and services, our business, financial condition and results of operations will be adversely affected.

If the revenue of our customers decreases, or if our customers cancel or elect not to renew their contracts, our revenue will decrease.

Under most of our customer contracts, we base our charges on a percentage of the revenue that our customer collects through the use of our services. Many factors may lead to decreases in customer revenue, including:

•	reduction of customer revenue resulting from increased competition or other changes in the marketplace for physician services;
•	failure of our customers to adopt or maintain effective business practices;
•	actions by third-party payers of medical claims to reduce reimbursement;

•	government regulations and government or other payer actions or inaction reducing or delaying reimbursement;
•	interruption of customer access to our system; and
•	our failure to provide services in a timely or high-quality manner.

The current economic situation may give rise to several of these factors. For example, patients who have lost health insurance coverage due to unemployment or who face increased deductibles imposed by financially struggling employers or insurers could reduce the number of visits those patients make to our customers. Patients without health insurance or with reduced coverage may also default on their payment obligations at a higher rate than patients with coverage. Added financial stress on our customers could lead to their acquisition or bankruptcy, which could cause the termination of some of our service relationships. With a reduction in tax revenue, state and federal government healthcare programs, including reimbursement programs such as Medicaid, may be reduced or eliminated, which could negatively impact the payments that our customers receive. If our customers’ revenue decreases for any of the above or other reasons, or if our customers cancel or elect not to renew their contracts with us, our revenue will decrease.

We have incurred recent operating losses and net losses, and we may not be able to achieve or subsequently maintain profitability in the future.

Although we generated net income of $117,000 for the year ended December 31, 2012, we generated net losses of ($178,000) and ($384,000) for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. Our net income (loss) included exchange rate gains of $153,000 in the year ended December 31, 2012 and $200,000 in the year ended December 31, 2013, and exchange rate losses of $203,000 in the three months ended March 31, 2014. On a pro forma basis, if we had acquired the Target Sellers on January 1, 2013 and had not effected any cost-saving measures, including utilizing our offshore workforce, we would have reported net losses of ($5.0 million) and ($1.6 million) for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, primarily due to an estimated $8.3 million of amortization of intangible assets annually from the acquisition of the Target Sellers.

We may not succeed in achieving efficiencies from our acquisition of the Target Sellers, including by moving labor to our offshore subsidiary, in an amount necessary to offset increased costs resulting from the acquisitions, including an estimated $8.3 million in increased amortization expense associated with $24.9 million of additional intangible assets, and we may continue to incur losses in future periods. Furthermore, because we are acquiring all three Target Sellers simultaneously, we expect that the pace of cost reductions will be slower as compared to cost reductions we effected, for example, following our acquisition of Metro Medical. We expect to incur additional operating expenses associated with our new status as a public company and we intend to continue to increase our operating expenses as we grow our business. We also expect to continue to make investments in our proprietary technology, sales and marketing, infrastructure, facilities and other resources as we seek to grow, thereby incurring additional costs. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur losses in the future and may not be able to achieve or maintain profitability.

As a result of our variable sales and implementation cycles, we may be unable to recognize revenue from prospective customers on a timely basis and we may not be able to offset expenditures.

The sales cycle for our services can be variable, typically ranging from two to four months from initial contact with a potential customer to contract execution, although this period can be substantially longer. During the sales cycle, we expend time and resources in an attempt to obtain a customer without recognizing revenue from that customer to offset such expenditures. Our implementation cycle is also variable, typically ranging from two to four months from contract execution to completion of implementation. Each customer’s situation is different, and unanticipated difficulties and delays may arise as a result of a failure by us or by the customer to meet our respective implementation responsibilities. During the implementation cycle, we expend substantial time, effort, and financial resources implementing our services without recognizing revenue. Even following implementation, there can be no assurance that we will recognize revenue on a timely basis or at all from our efforts. In addition, cancellation of any implementation after it has begun may involve loss to us of time, effort, and expenses invested in the canceled implementation process, and lost opportunity for implementing paying customers in that same period of time.

We may need additional capital to continue as a going concern and to support our operations and the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

Our ability to continue as a going concern is dependent on our ability to generate sufficient cash from operations to meet our cash needs and to raise funds to finance ongoing operations and repay debt. If we are unable to complete this offering in a timely manner, we would require additional capital, which could take the form of private debt or equity, either from current investors or outside investors. We have a $1.2 million line of credit which renews annually and currently expires in August 2014. If this offering is not completed and our line of credit were not renewed, we would need to obtain additional financing to repay the line and fund our business.

Although we expect that the proceeds of this offering will provide us with sufficient funding to continue as a going concern for the foreseeable future, in order for us to grow and successfully execute our business plan, we may require additional financing which may not be available or may not be available on acceptable terms. If such financing is available, it may dilute your ownership of our stock. Failure to obtain financing when needed may have a material adverse effect on our financial position. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

If we are required to collect sales and use taxes on the products and services we sell in additional jurisdictions, we may be subject to liability for past sales and incur additional related costs and expenses, and our future sales may decrease.

We may lose sales or incur significant expenses should states be successful in imposing state sales and use taxes on our products and services. A successful assertion by one or more states that we should collect sales or other taxes on the sale of our products and services that we are currently not collecting could result in substantial tax liabilities for past sales, decrease our ability to compete with healthcare IT vendors subject to sales and use taxes, and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe that our products or services are subject to sales and use taxes in a particular state, we voluntarily approach state tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we believe no compliance is necessary.

Vendors of products and services like us are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our products or services, we may be liable for past taxes in addition to taxes going forward. Liability for past taxes may also include very substantial interest and penalty charges. Nevertheless, customers may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our products and services going forward will effectively increase the cost of those products and services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the states in which such taxes are imposed.

We may also become subject to tax audits or similar procedures in states where we already pay sales and use taxes. The incurrence of additional accounting and legal costs and related expenses in connection with, and the assessment of, taxes, interest, and penalties as a result of audits, litigation, or otherwise could be materially adverse to our current and future results of operations and financial condition.

If we lose the services of Mahmud Haq or other members of our management team, or if we are unable to attract, hire, integrate and retain other necessary employees, our business would be harmed.

Our future success depends in part on our ability to attract, hire, integrate and retain the members of our management team and other qualified personnel. In particular, we are dependent on the services of Mahmud Haq, our founder, principal stockholder and Chief Executive Officer, who among other things, is instrumental in managing our offshore operations in Pakistan and coordinating those operations with our U.S. activities. The loss of Mr. Haq, who would be particularly difficult to replace, could negatively impact our ability to effectively manage our cost-effective workforce in Pakistan, which enables us to provide our products and solutions at attractive prices. Our future success also depends on the continued contributions of our other executive officers and certain key employees, each of whom may be difficult to replace, and upon our ability to attract and retain additional management personnel. Competition for such personnel is intense, and we compete for qualified personnel with other employers. We may face difficulty identifying and hiring qualified personnel at compensation levels consistent with our existing compensation and salary structure. If we fail to retain our employees, we could incur significant expenses in hiring, integrating and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

We may be unable to adequately establish, protect or enforce our intellectual property rights.

Our success depends in part upon our ability to establish, protect and enforce our intellectual property and other proprietary rights. If we fail to establish, protect or enforce our intellectual property rights, we may lose an important advantage in the market in which we compete. We rely on a combination of patent, trademark, copyright and trade secret law and contractual obligations to protect our key intellectual property rights, all of which provide only limited protection. Our intellectual property rights may not be sufficient to help us maintain our position in the market and our competitive advantages.

We only have one patent pending and none issued, and primarily rely on trade secrets to protect our proprietary technology. Trade secrets may not be protectable if not properly kept confidential. We strive to enter into non-disclosure agreements with our employees, customers, contractors and business partners to limit access to and disclosure of our proprietary information. However, the steps we have taken may not be sufficient to prevent unauthorized use of our technology, and adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and proprietary technology. Moreover, others may reverse engineer or independently develop technologies that are competitive to ours or infringe our intellectual property.

Accordingly, despite our efforts, we may be unable to prevent third-parties from using our intellectual property for their competitive advantage. Any such use could have a material adverse effect on our business, results of operations and financial condition. Monitoring unauthorized uses of and enforcing our intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful, and may require a substantial amount of resources and divert our management’s attention.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their proprietary rights by means of patents, trade secrets, copyrights, trademarks and other intellectual property. We have not conducted an independent review of patents and other intellectual property issued to third-parties, who may have patents or patent applications relating to our proprietary technology. We may receive letters from third parties alleging, or inquiring about, possible infringement, misappropriation or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or cessation of our operations. Any such claims or lawsuit could:

•	be time-consuming and expensive to defend, whether meritorious or not;
•	require us to stop providing products or services that use the technology that allegedly infringes the other party’s intellectual property;

•	divert the attention of our technical and managerial resources;
•	require us to enter into royalty or licensing agreements with third-parties, which may not be available on terms that we deem acceptable;
•	prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;
•	subject us to significant liability for damages or result in significant settlement payments; or
•	require us to indemnify our customers.

Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

Current and future litigation against us could be costly and time-consuming to defend and could result in additional liabilities.

We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients of our physician clients, or stockholders. Any litigation involving us may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and operating results. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance resulting in a reduction in the trading price of our stock.

Our proprietary software or service delivery may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

We may encounter human or technical obstacles that prevent our proprietary applications from operating properly. If our applications do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.

Moreover, information services as complex as those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. We cannot assure you that material performance problems or defects in our products or services will not arise in the future. Errors may result from receipt, entry, or interpretation of patient information or from interface of our services with legacy systems and data that we did not develop and the function of which is outside of our control. Despite testing, defects or errors may arise in our existing or new software or service processes. Because changes in payer requirements and practices are frequent and sometimes difficult to determine except through trial and error, we are continuously discovering defects and errors in our software and service processes compared against these requirements and practices. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation, and increased service and maintenance costs. Defects or errors in our software might discourage existing or potential customers from purchasing our products and services. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability may be substantial and could adversely affect our operating results.

In addition, customers relying on our services to collect, manage, and report clinical, business, and administrative data may have a greater sensitivity to service errors and security vulnerabilities than customers of software products in general. We market and sell services that, among other things, provide information to assist healthcare providers in tracking and treating patients. Any operational delay in or failure of our technology or service processes may result in the disruption of patient care and could cause harm to patients and thereby create unforeseen liabilities for our business.

Our customers or their patients may assert claims against us alleging that they suffered damages due to a defect, error, or other failure of our software or service processes. A product liability claim or errors or omissions claim could subject us to significant legal defense costs and adverse publicity, regardless of the merits or eventual outcome of such a claim.

If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the web-based storage and transmission of customers’ proprietary information and patient information, including health, financial, payment and other personal or confidential information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of our security efforts is very important. We maintain servers which store customers’ data, including patient health records, in the U.S. and Pakistan. Upon the acquisition of the Target Sellers, we will process, transmit and store some data of our customers on servers and networks that are owned and controlled by third-party contractors and situated in Poland, India and elsewhere. If our security measures are breached or fail as a result of third-party action, acts of terror, social unrest, employee error, malfeasance or for any other reasons, someone may be able to obtain unauthorized access to customer or patient data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our security systems. Our security measures may not be effective in preventing unauthorized access to the customer and patient data stored on our servers. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

Our products and services are required to meet the interoperability standards, which could require us to incur substantial additional development costs or result in a decrease in sales.

Our customers and the industry leaders enacting regulatory requirements are concerned with and often require that our products and services be interoperable with other third-party healthcare information technology suppliers. Market forces or regulatory authorities could create software interoperability standards that would apply to our solutions, and if our products and services are not consistent with those standards, we could be forced to incur substantial additional development costs. There currently exists a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the healthcare information technology industry. However, those standards are subject to continuous modification and refinement. Achieving and maintaining compliance with industry interoperability standards and related requirements could result in larger than expected software development expenses and administrative expenses in order to conform to these requirements. These standards and specifications, once finalized, will be subject to interpretation by the entities designated to certify such technology. We will incur increased development costs in delivering solutions if we need to change or enhance our products and services to be in compliance with these varying and evolving standards. If our products and services are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our solutions.

We rely on Internet search engines to drive traffic to our website, and if we fail to appear high up in the search results, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing, and Yahoo! to drive traffic from potential customers to our website. Although we employ search engine optimization techniques in an effort to increase traffic to our website, our ability to maintain high search result rankings is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ search engine optimization efforts are more successful than ours, growth in our customer base could slow. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of potential customers directed to our website through search engines could harm our ability to grow our business and increase profitability.

Disruptions in Internet or telecommunication service or damage to our data centers could adversely affect our business by reducing our customers’ confidence in the reliability of our services and products.

Our information technologies and systems are vulnerable to damage or interruption from various causes, including acts of God and other natural disasters, war and acts of terrorism and power losses, computer systems failures, Internet and telecommunications or data network failures, operator error, losses of and corruption of data and similar events. Our customers’ data, including patient health records, reside on our own servers located in the U.S. and Pakistan. In the case of customers of the Target Sellers, such data will reside on, and be transmitted and processed through, third-party servers and networks situated inside and outside the U.S., unless and until such data are migrated to our servers. Although we conduct business continuity planning to protect against fires, floods, other natural disasters and general business interruptions to mitigate the adverse effects of a disruption, relocation or change in operating environment at our data centers, the situations we plan for and the amount of insurance coverage we maintain may not be adequate in any particular case. In addition, the occurrence of any of these events could result in interruptions, delays or cessations in service to our customers. Any of these events could impair or prohibit our ability to provide our services, reduce the attractiveness of our services to current or potential customers and adversely impact our financial condition and results of operations.

In addition, despite the implementation of security measures, our infrastructure, data centers, or systems that we interface with or utilize, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third-parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. Any of these can cause system failure, including network, software or hardware failure, which can result in service disruptions. As a result, we may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by such breaches.

We may be subject to liability for the content we provide to our customers and their patients.

We provide content for use by healthcare providers in treating patients. This content includes, among other things, patient education materials, coding and drug databases developed by third-parties, and prepopulated templates providers can use to document visits and record patient health information. If content in the third-party databases we use is incorrect or incomplete, adverse consequences, including death, may occur and give rise to product liability and other claims against us. A court or government agency may take the position that our delivery of health information directly, including through licensed practitioners, or delivery of information by a third-party site that a consumer accesses through our solutions, exposes us to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. Our liability insurance coverage may not be adequate or continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could harm our business. Even unsuccessful claims could result in substantial costs and diversion of management resources.

We are subject to the effect of payer and provider conduct that we cannot control and that could damage our reputation with customers and result in liability claims that increase our expenses.

We offer electronic claims submission services for which we rely on content from customers, payers, and others. While we have implemented features and safeguards designed to maximize the accuracy and completeness of claims content, these features and safeguards may not be sufficient to prevent inaccurate claims data from being submitted to payers. Should inaccurate claims data be submitted to payers, we may experience poor operational results and be subject to liability claims, which could damage our reputation with customers and result in liability claims that increase our expenses.

Failure by our clients to obtain proper permissions and waivers may result in claims against us or may limit or prevent our use of data, which could harm our business.

Our clients are obligated by applicable law to provide necessary notices and to obtain necessary permission waivers for use and disclosure of the information that we receive. If they do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes, and databases that reflect, contain, or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules, and analyses or limit other data-driven activities that benefit us. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission, or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Our independent registered public accountants have reported to us that we had a material weakness in our internal control over financial reporting.

In connection with the audit of our financial statements for the years ended December 31, 2012 and 2013, our independent registered public accountants identified deficiencies and in the aggregate a material weakness in our internal control over financial reporting. A “deficiency” in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

The issues identified by our independent registered public accountants related to the timely and accurate review over our financial closing and reporting process, and resulted in part due to our lack of experienced personnel to perform detailed reviews. We have taken steps to address this issue by hiring an experienced Chief Financial Officer who, among other things, will be responsible for implementing formal procedures and processes to adequately review financial information, formalizing segregation of duties, and upgrading our accounting system to include additional controls. We expect that the reported weakness will be successfully remediated within twelve months from the completion of this offering. Our remediation efforts will include the hiring of additional accounting personnel, upgrading our accounting system with multi-company and multi-currency capabilities, and implementing additional controls. We estimate that the total cost of our remediation efforts during 2014 and 2015, including the capital cost for our new accounting system and personnel expenses for 12 months, will be between $750,000 and $1.25 million.

Notwithstanding the actions we are taking, we may in the future identify other material weaknesses or significant deficiencies in connection with our internal control over financial reporting. Material weaknesses and significant deficiencies that may be identified in the future will need to be addressed as part of our evaluation of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act, which will not apply to us until our second annual report on Form 10-K. Any future disclosures of a material weakness, or errors as a result of a material weakness, could result in a negative reaction in the financial markets and a decrease in the price of our common stock.

We identified an error in our 2012 consolidated statement of cash flows although not material, and we restated the statement of cash flows in our financial statements.

Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2012, we identified an error related to the effect of the unrealized portion of foreign exchange gains on the consolidated statement of cash flows. Upon further review, we corrected the 2012 error, which did not impact our income statement, balance sheet, total equity, cash or net change in cash. We have restated our 2012 consolidated statement of cash flows, and disclosed the effect of the restatement in the notes to our audited financial statements for the years ended December 2012 and 2013 appearing elsewhere in this prospectus.

We operate a multi-national business, which entails complex accounting for foreign exchange fluctuations, multinational tax considerations, intangible assets resulting from acquisitions, and financial instruments which are deemed to contain embedded derivatives. In order to satisfy our reporting obligations as a public company and reduce the risk of future errors in our financial statements (which might be more significant), we will need to hire additional qualified accounting and financial personnel with appropriate public company experience, and invest in more sophisticated systems.

As we remediate the material weakness in our internal control over financial reporting, we will reduce the risk of future errors.

We are a party to several related-party agreements with our founder and Chief Executive Officer, Mahmud Haq, which have significant contractual obligations. These agreements were not reviewed by our Audit Committee and may not reflect terms that would be available from unaffiliated third parties.

Since inception, we have entered into several related-party transactions with our founder and Chief Executive Officer, Mahmud Haq, which subject us to significant contractual obligations. Since our audit committee was not formed until February 14, 2014, these related party transactions were not reviewed by our audit committee, whose charter prescribes procedures for the review and approval of related party transactions. Although we believe these transactions reflect terms comparable to those that would be available from third parties, the lack of prior review of these transactions by our independent audit committee may have caused us to enter into agreements with Mr. Haq that we may not otherwise have entered into or upon terms less favorable to us than we may have obtained from unaffiliated third parties.

Regulatory Risks

The healthcare industry is heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

The healthcare industry is heavily regulated and is constantly evolving due to the changing political, legislative, regulatory landscape and other factors. Many healthcare laws, including the Affordable Care Act, that was signed into law in March 2010, are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate or address the services that we provide. Further, healthcare laws differ from state to state and it is difficult to ensure that our business, products and services comply with evolving laws in all states. By way of example, certain federal and state laws forbid billing based on referrals between individuals or entities that have various financial, ownership, or other business relationships with healthcare providers. These laws vary widely from state to state, and one of the federal laws governing these relationships, known as the Stark Law, is very complex in its application. Similarly, many states have laws forbidding physicians from practicing medicine in partnership with non-physicians, such as business corporations, as well as laws or regulations forbidding splitting of physician fees with non-physicians or others. Other federal and state laws restrict assignment of claims for reimbursement from government-funded programs, the manner in which business service companies may handle payments for such claims and the methodology under which business services companies may be compensated for such services.

Although the fee structure we utilize, under which we are generally paid a percentage of customer collections, predominates in the medical billing industry, the Office of Inspector General of the Department of Health and Human Services has a longstanding concern that percentage-based billing arrangements may increase the risk of improper billing practices. They recommend that medical billing companies develop and implement comprehensive compliance programs to mitigate this risk. While we have developed and implemented a comprehensive billing compliance program that we believe is consistent with these recommendations, our failure to ensure compliance with controlling legal requirements, accurately anticipate the application of these laws and regulations to our business and contracting model, or other failure to comply with regulatory requirements, could create liability for us, result in adverse publicity and negatively affect our business.

In addition, federal and state legislatures and agencies periodically consider proposals to revise aspects of the healthcare industry or to revise or create additional statutory and regulatory requirements. For instance, certain computer software products are regulated as medical devices under the Federal Food, Drug, and Cosmetic Act. While the Food and Drug Administration (FDA) has sometimes chosen to disclaim authority to, or to refrain from actively regulating certain software products which are similar to our products, this area of medical device regulation remain in flux. We expect that the FDA will continue to be active in exploring legal regimes for regulating computer software intended for use in healthcare settings. Any additional regulation can be expected to impose additional overhead costs on us and should we fail to adequately meet these legal obligations, we could face potential regulation action. Regulatory authorities such as the Centers for Medicare and Medicaid Services (CMS) may also impose functionality standards with regard to electronic prescribing technologies. If implemented, proposals like these could impact our operations, the use of our services and our ability to market new services, or could create unexpected liabilities for us. We cannot predict what changes to laws or regulations might be made in the future or how those changes could affect our business or our operating costs.

If we do not maintain the certification of our EHR solutions pursuant to the HITECH Act, our business, financial condition and results of operations will be adversely affected.

The HITECH Act provides financial incentives for healthcare providers that demonstrate “meaningful use” of EHR and mandates use of health information technology systems that are certified according to technical standards developed under the supervision of the U.S. Department of Health and Human Services (HHS). The HITECH Act also imposes certain requirements upon governmental agencies to use, and requires healthcare providers, health plans, and insurers contracting with such agencies to use, systems that are certified according to such standards. Such standards and implementation specifications that are being developed under the HITECH Act includes named standards, architectures, and software schemes for the authentication and security of individually identifiable health information and the creation of common solutions across disparate entities.

The HITECH Act’s certification requirements affect our business because we have invested and continue to invest in conforming our products and services to these standards. HHS has developed certification programs for electronic health records and health information exchanges. Our web-based EHR solution has been certified as a complete EHR by ICSA Labs, a non- governmental, independent certifying body, which indicates that our EHR solutions meet the 2014 criteria to support Stage 2 “meaningful use” as required by HHS to assist providers in their efforts to meet the goals and objectives of “meaningful use,” making such providers eligible for funding under the HITECH Act if our EHR is used appropriately. However, Stage 2 only refers to the second set of “meaningful use” objectives that must be met to be eligible for incentive payments. Stage 3 requirements have yet to be defined. As the standards are developed, we may need to use additional resources to meet the newly defined requirements, which could lead to delays necessary to modify our solutions. We must ensure that our EHR solutions continue to be certified according to applicable HITECH Act technical standards so that our customers qualify for “meaningful use” incentive payments. Failure to maintain this certification under the HITECH Act could jeopardize our relationships with customers who are relying upon us to provide certified software, and will make our products and services less attractive to customers than the offerings of other EHR vendors who maintain certification of their products.

If a breach of our measures protecting personal data covered by HIPAA or the HITECH Act occurs, we may incur significant liabilities.

The Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA), and the regulations that have been issued under it contain substantial restrictions and requirements with respect to the use, collection, storage and disclosure of individuals’ protected health information. Under HIPAA, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. In February 2009, HIPAA was amended by the HITECH Act to add provisions that impose certain of HIPAA’s privacy and security requirements directly upon business associates of covered entities. Under HIPAA and the HITECH Act, our customers are covered entities and we are a business associate of our customers as a result of our contractual obligations to perform certain services for those customers. The HITECH Act transferred enforcement authority of the security rule from CMS to the Office for Civil Rights of HHS, thereby consolidating authority over the privacy and security rules under a single office within HHS. Further, HITECH empowered state attorneys general to enforce HIPAA.

The HITECH Act heightened enforcement of privacy and security rules, indicating that the imposition of penalties will be more common in the future and such penalties will be more severe. For example, the HITECH Act requires that the HHS fully investigate all complaints if a preliminary investigation of the facts indicates a possible violation due to “willful neglect” and imposes penalties if such neglect is found. Further, where our liability as a business associate to our customers was previously merely contractual in nature, the HITECH Act now treats the breach of duty under an agreement by a business associate to carry the same liability as if the covered entity engaged in the breach. In other words, as a business associate, we are now directly responsible for complying with HIPAA. We may find ourselves subject to increased liability as a possible liable party and we may incur increased costs as we perform our obligations to our customers under our agreements with them.

Finally, regulations also require business associates to notify covered entities, who in turn must notify affected individuals and government authorities of data security breaches involving unsecured protected health information. We have performed an assessment of the potential risks and vulnerabilities to the confidentiality, integrity and availability of electronic health information. In response to this risk analysis, we implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents. If we knowingly breach the HITECH Act’s requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties (up to $1.5 million for identical incidences) and the possibility of civil litigation.

If we or our customers fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we or our customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state and local governmental entities. The impact of these regulations can adversely affect us even though we may not be directly regulated by specific healthcare laws and regulations. We must ensure that our products and services can be used by our customers in a manner that complies with those laws and regulations. Inability of our customers to do so could affect the marketability of our products and services or our compliance with our customer contracts, or even expose us to direct liability under the theory that we had assisted our customers in a violation of healthcare laws or regulations. A number of federal and state laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. These laws are complex and their application to our specific services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other healthcare reimbursement laws and rules. From time to time, participants in the healthcare industry receive inquiries or subpoenas to produce documents in connection with government investigations. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted by these efforts. The occurrence of any of these events could give our customers the right to terminate our contracts with us and result in significant harm to our business and financial condition.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payers, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business.

Potential healthcare reform and new regulatory requirements placed on our products and services could increase our costs, delay or prevent our introduction of new products or services, and impair the function or value of our existing products and services.

Our products and services may be significantly impacted by healthcare reform initiatives and will be subject to increasing regulatory requirements, either of which could negatively impact our business in a multitude of ways. If substantive healthcare reform or applicable regulatory requirements are adopted, we may have to change or adapt our products and services to comply. Reform or changing regulatory requirements may also render our products or services obsolete or may block us from accomplishing our work or from developing new products or services. This may in turn impose additional costs upon us to adapt to the new operating environment or to further develop or modify our products and services. For example, the conversion to the ICD-10-CM standard for coding medical diagnoses will likely cause significant disruption to our industry and consume a large amount of our resources. Such reforms may also make introduction of new products and service more costly or more time-consuming than we currently anticipate. These changes may also prevent our introduction of new products and services or make the continuation or maintenance of our existing products and services unprofitable or impossible.

Additional regulation of the disclosure of medical information outside the United States may adversely affect our operations and may increase our costs.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, transmission, and other disclosures of medical information. Legislation has been proposed at various times at both the federal and the state level that would limit, forbid, or regulate the use or transmission of medical information outside of the United States. Such legislation, if adopted, may render our use of our servers in Pakistan for work related to such data impracticable or substantially more expensive. Alternative processing of such information within the United States may involve substantial delay in implementation and increased cost.

Our services present the potential for embezzlement, identity theft, or other similar illegal behavior by our employees.

Among other things, our services from time to time involve handling mail from payers and from patients for our customers, and this mail frequently includes original checks and credit card information and occasionally includes currency. Even in those cases in which we do not handle original documents or mail, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. The manner in which we store and use certain financial information is governed by various federal and state laws. If any of our employees takes, converts, or misuses such funds, documents, or data, we could be liable for damages, subject to regulatory actions and penalties, and our business reputation could be damaged or destroyed. In addition, we could be perceived to have facilitated or participated in illegal misappropriation of funds, documents, or data and therefore be subject to civil or criminal liability.

Risks Related to this Offering and Ownership of Shares of Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock.

There is currently no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our common stock, or how liquid that market might be. If an active market does not develop, you may have difficulty selling your shares of our common stock. The initial public offering price of our common stock will be determined by the negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and may fluctuate significantly from period to period. If our sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products and services;
•	government or commercial healthcare reimbursement policies;
•	physician and patient acceptance of any of our current or future products;
•	introduction of competing products;
•	our operating expenses which fluctuate due to growth of our business;
•	timing and size of any new product or technology acquisitions we may complete; and
•	variable sales cycle and implementation periods for our products and services.

Once our common stock begins trading, the market price of our shares may fluctuate widely, and you could lose all or part of your investment.

We cannot predict the prices at which our common stock may trade after this offering. The market price of our common stock may fluctuate widely, depending upon many factors. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	a shift in our investor base;
•	our quarterly or annual results of operations, or those of other companies in our industry;
•	actual or anticipated fluctuations in our operating results due to factors related to our business;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	announcements by us or our competitors of significant acquisitions, dispositions or software developments;
•	the failure to maintain our NASDAQ listing or failure of securities analysts to cover our common stock after the distribution;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies;
•	overall market fluctuations; and
•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Future sales of shares of our common stock could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, we will have outstanding [    ] shares of common stock. Of these shares, the shares sold in this offering (except for shares purchased by affiliates), and [    ] additional shares will be freely tradable immediately. The remaining [    ] shares of common stock, including 1,672,715 shares to be issued to the Target Sellers (based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), are currently restricted as a result of securities laws, escrows or lock-up agreements but will be able to be sold after the offering as described in the section of this prospectus entitled “Shares Eligible For Future Sale.”

In addition, promptly following the completion of this offering, we intend to file a registration statement on Form S-8 registering the issuance of approximately 1,351,000 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our 2014 Equity Incentive Plan. Shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements referred to above and the restrictions of Rule 144 in the case of our affiliates.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At the initial public offering price of $10.00, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with net proceeds of $     million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately [    ]% of the total amount of funding we have received to date, but will only hold approximately [    ]% of the total voting rights, giving effect to the issuance of 1,672,715 shares of our common stock upon the closing of the acquisition of the Target Sellers. The dilution will be $[    ] per share in the net tangible book value of the common stock from the assumed initial public offering price. For more information refer to “Dilution.”

Your percentage ownership will be further diluted in the future.

Your percentage ownership will be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. Prior to the completion of this offering, our board of directors and stockholders will have approved our 2014 Equity Incentive Plan, which provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants.

Mahmud Haq will control [    ]% of our outstanding shares of common stock upon completion of this offering, which will prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, Mahmud Haq, our founder and Chief Executive Officer, will beneficially own [    ]% of our outstanding shares of common stock. As a result, Mr. Haq will exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management, and will make the approval of certain transactions difficult or impossible without his support, which in turn could reduce the price of our common stock.

We will have broad discretion in using the proceeds of this offering, and we may not effectively expend the proceeds.

We intend to use approximately $17.5 million of the net proceeds of this offering to fund the cash portion of the purchase price for the Target Sellers, although this amount may increase or decrease by up to 10%

based on the actual price at which our common stock is sold in this offering. We expect to use the balance for working capital and general corporate purposes, which may include financing our growth, developing new products and services, and funding capital expenditures, acquisitions and investments. We will have significant flexibility and broad discretion in applying the net proceeds of this offering after paying the cash purchase price for the acquisition of the Target Sellers, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Provisions of Delaware law, of our amended and restated charter and amended and restated bylaws may make a takeover more difficult, which could cause our stock price to decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We have a staggered board of directors that makes it difficult for stockholders to change the composition of the board of directors in any one year. Further, our amended and restated certificate of incorporation provides for the removal of a director only for cause upon the affirmative vote of the holders of at least 50.1% of the outstanding shares entitled to cast their vote for the election of directors, which may discourage a third party from making a tender offer or otherwise attempting to obtain control of us. These and other anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors. Such provisions may also limit the price that investors might be willing to pay for shares of our common stock in the future.

Any issuance of preferred stock in the future may dilute the rights of our common stockholders.

Our board of directors will have the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, privileges and other terms of these shares. Our board of directors may exercise this authority without any further approval of stockholders. The rights of the holders of common stock may be adversely affected by the rights of future holders of preferred stock.

We do not intend to pay cash dividends on our common stock.

Currently, we do not anticipate paying any cash dividends to holders of our common stock. As a result, capital appreciation, if any, of our common stock will be a stockholder’s sole source of gain.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

As a public company and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the NASDAQ Stock Market impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending December 31, 2015, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. As an “emerging growth company” we will elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company” and, when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

The JOBS Act allows us to postpone the date by which we must comply with certain laws and regulations and to reduce the amount of information provided in reports filed with the SEC. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are and we will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, will therefore be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we will rely on some of the exemptions available to us under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. If we avail ourselves of certain exemptions from various reporting requirements, our reduced disclosure may make it more difficult for investors and securities analysts to evaluate us and may result in less investor confidence.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to:

•	Our ability to manage our growth;
•	Our ability to retain customers of the Target Sellers and to migrate those customers to our solutions and services;
•	Our ability to compete with other companies that are developing and selling services that are competitive with our products and services and who may have greater resources and name recognition than we do;
•	Our ability to maintain our operations in Pakistan and continue to offer competitively priced products and services;
•	Market acceptance of our products and services;
•	Changes in the healthcare industry and the changing regulatory environment we operate in;
•	Our ability to attract and retain personnel, including the services of Mahmud Haq;
•	Our ability to protect or enforce our intellectual property rights;
•	Our ability to maintain and protect the privacy of our customers’ and their patients’ data; and
•	Other factors discussed elsewhere in this prospectus.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing regulatory environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events. Other than with respect to the acquisition of the Target Sellers, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or other investments or strategic transactions we may engage in.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $     million, based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $     million if the underwriters’ option to purchase additional shares is exercised in full.

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share would increase or decrease the net proceeds that we receive from this offering by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by $     million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds of this offering to fund the cash portion of the purchase price for the Target Sellers in the amount of approximately $17.5 million (assuming an initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), to pay brokerage fees in the amount of approximately $1.1 million in connection with the acquisition of the Target Sellers, and to pay the legal, accounting and other fees associated with this offering. We will use the remaining proceeds for working capital and other general corporate purposes, including the expansion of our sales and marketing team, and the enhancement of our products and services. In addition, we may also use a portion of the net proceeds for the acquisition of or investment in the businesses or assets of other medical billing companies that we believe are complementary to our present business. Other than with respect to the Target Sellers, we have not entered into any agreement or commitment with respect to any acquisitions or investments at this time.

Other than the cash portion of the purchase price for the Target Sellers and the other items specified above, we have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the pace of the integration of the Target Sellers businesses, the level of our sales and marketing activities and the attractiveness of any additional acquisitions or investments. Pending the use of the proceeds from this offering described above, we plan to invest the net proceeds that we receive in this offering in highly liquid short-term interest-bearing obligations, investment grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements, our overall financial condition and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of March 31, 2014:

•	on an actual basis;
•	on a pro forma basis after giving effect to the planned acquisitions of the Target Sellers; and
•	on a pro forma as adjusted basis to reflect the pro forma adjustments set forth above, and the
•	filing of our amended and restated certificate of incorporation on April 4, 2014 to effect the 8.65 for 1 stock split of our common stock, and
•	the conversion of the promissory note in the principal amount of $500,000 plus accrued interest from September 23, 2013 to the date of this offering at a 7% annual interest rate, into [58,208] shares of common stock, at a 10% discount to the price per share of this offering
•	sale of shares of our common stock offered by us at an initial public offering price equal to $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the receipt of estimated net proceeds therefrom of $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, payable by us, and assuming no exercise of the underwriter’s option to purchase additional shares from us.

You should read this information together with the consolidated historical and unaudited pro forma condensed combined financial statements and the related notes thereto included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Selected Historical Consolidated Financial Information” sections of this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash(1)	$307	$(17,146)
Debt, current portion	$1,984	$1,984
Convertible note payable	484	484	[ ]
Long-term debt, net of convertible note and current portion	1,004	1,004	[ ]
Total debt	3,472	3,472
Stockholders' equity (deficit)
Common stock, $0.001 par value, authorized 19,000,000 shares, 5,101,770 shares issued and outstanding, actual; authorized [ ] shares, [ ] shares issued and outstanding, pro forma; authorized [ ] shares, [ ] shares issued and outstanding, pro forma as adjusted	5	7
Accumulated other comprehensive loss	(57)	(57)
Additional paid-in capital	252	16,110
Retained earnings	(334)	(334)
Total stockholders' equity (deficit)	(134)	15,726
Total capitalization	$3,338	$19,198

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of cash, additional paid in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, cash and cash equivalents, additional paid in capital total stockholders’ equity and total capitalization by approximately $ million, assuming an initial offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on 5,101,770 shares of common stock outstanding as of March 31, 2014, and excludes 217,500 shares of common stock subject to Restricted Stock Unit awards granted after December 31, 2013 and 1,133,500 shares of common stock to be reserved for future issuance under our 2014 Equity Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of March 31, 2014 was $     million, or $     per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, as of March 31, 2014, after giving effect to the issuance of      shares of our common stock upon the closing of the acquisitions of the Target Sellers, and      shares of our common stock upon conversion of the convertible debt we issued in September 2013, which is expected to occur upon the closing of this offering.

After giving effect to the sale by us of      shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $     million, or $     per share. This amount represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $     per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share	$—
Pro forma net tangible book value per share before this offering	—
Increase in pro forma net tangible book value per share per share attributable to new investors purchasing shares in this offering	—
Pro forma net tangible book value per share to new investors in this offering	—
Dilution in pro forma net tangible book value per share to new investors in this offering	$—

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma adjusted net tangible book value per share to new investors by $     and would increase or decrease, as applicable, dilution per share to new investors in this offering by $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $     per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $     per share.

The following table presents on a pro forma as adjusted basis as of March 31, 2014, after giving effect to the issuance of 1,672,715 shares of our common stock upon the closing of the acquisitions of the Target Sellers, which is expected to occur on the closing of this offering, the differences between existing stockholders and new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, giving effect to the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands, other than per share data and percentages)
Existing stockholders	5,101,770	74%	$256,730	100%	$0.05
Holders of convertible note	[ ]	0%		0%
Current shareholders of target sellers	1,746,553	26%		0%	$0.00
New investors		0%		0%
Total	6,848,323	100%	$256,730	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares from us in full, our existing stockholders would own   % and our new investors would own   % of the total number of shares of our common stock outstanding upon the completion of this offering.

The outstanding share information in the tables above is based on      shares of our common stock (including shares of common stock to be issued to the Target Sellers upon the closing of this offering and upon conversion of our convertible debt) outstanding as of December 31, 2013, and excludes 217,500 shares of common stock subject to Restricted Stock Unit Awards granted after December 31, 2013 and 1,351,000 total shares of common stock reserved for issuance under our 2014 Equity Incentive Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The historical consolidated statements of operations data presented below for the years ended December 31, 2012 and 2013 as well as the consolidated balance sheet data as of December 31, 2012 and 2013, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated statements of operations data presented below for the years ended December 31, 2009, 2010 and 2011 as well as the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our consolidated financial statements not included in this prospectus. Our historical condensed consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the historical condensed consolidated balance sheet data as of March 31, 2014 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period.

The financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited and unaudited consolidated historical financial statements and the notes thereto for MTBC included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year ended December 31,					Three Months ended March 31,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands, except per share data)
Net revenue	$6,501	$9,229	$10,089	$10,017	$10,473	$2,237	$2,573
Operating expenses:
Direct operating costs	2,543	3,914	4,506	4,257	4,273	927	1,153
Selling and marketing	215	202	198	266	249	71	70
General and administrative	2,534	3,671	3,832	4,397	4,743	958	1,286
Research and development	244	409	410	396	386	97	116
Depreciation and amortization	545	509	546	679	949	182	270
Total operating expenses	6,081	8,705	9,492	9,995	10,600	2,235	2,895
Operating income (loss)	420	524	597	22	(127)	2	(322)
Interest expense – net	83	25	16	74	136	22	50
Other income – net	3	(112)	133	169	230	37	(200)
Income (loss) before provision (benefit) for income taxes	340	387	714	117	(33)	17	(572)
Income tax provision (benefit)	100	140	244	—	145	(2)	(188)
Net income (loss)	$240	$247	$470	$117	$(178)	$19	$(384)
Weighted average common shares outstanding
Basic and diluted	5,102	5,102	5,102	5,102	5,102	5,102	5,102
Net income (loss) per share
Basic and diluted	$0.05	$0.05	$0.09	$0.02	$(0.03)	$0.00	$(0.08)

Consolidated Balance Sheet Data

	As of December 31,					As of March 31, 2014
	2009	2010	2011	2012	2013
	(in thousands)
Cash	$174	$302	$408	$268	$498	$307
Working capital (net)(1)	(683)	(572)	279	(504)	(1,621)	(1,961)
Total assets	2,126	3,537	2,838	3,484	5,773	5,754
Long-term debt	399	412	414	330	1,634	1,488
Stockholders' equity (deficit)	(359)	(109)	360	406	118	(134)

Other Financial Data

	Year ended December 31,					Three Months ended March 31,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands)
EBITDA(2)	$968	$921	$1,276	$870	$1,052	$222	$(252)

(1)	Working Capital is defined as current assets less current liabilities.
(2)	To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

The following table contains a reconciliation of net income (loss) to EBITDA.

Reconciliation of net income (loss) to EBITDA

	Year ended December 31,					Three Months ended March 31,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands)
Net income (loss)	$240	$247	$470	$117	$(178)	$19	$(384)
Depreciation	348	322	342	263	234	52	51
Amortization	197	187	204	416	715	131	219
Interest expense – net	83	25	16	74	136	22	50
Income tax provision (benefit)	100	140	244	—	145	(2)	(188)
EBITDA	$968	$921	$1,276	$870	$1,052	$222	$(252)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

We prepared the following unaudited pro forma condensed combined financial statements by applying certain pro forma adjustments to the historical consolidated financial statements of MTBC. The pro forma adjustments give effect to the following transactions (the “Transactions”):

•	Our acquisition of the assets of Metro Medical Management Services, Inc. (“Metro Medical”) on June 30, 2013,
•	Our planned acquisition of the assets of the subsidiaries of Omni Medical Billing Services, LLC (collectively, “Omni”),
•	Our planned acquisition of the assets of Practicare Medical Management, Inc. (“Practicare”),
•	Our planned acquisition of the assets of the subsidiaries of CastleRock Solutions, Inc. (collectively, “CastleRock”),
•	The conversion of our convertible promissory note in the principal amount of $500,000, plus accrued interest, upon closing of our initial public offering, and
•	The estimated net proceeds from our initial public offering and the application of the estimated proceeds therefrom.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and for the three months ended March 31, 2014 give effect to the Transactions as if each of them had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of March 31, 2014 gives effect to the Transactions as if each of them had occurred on March 31, 2014.

These pro forma condensed combined financial statements include adjustments for our planned acquisitions because we believe each of these acquisitions is probable under the standards of Rule 3-05 of Regulation S-X. The results of a significant business acquired in 2013 are shown for the period prior to its acquisition by MTBC.

We determined that each acquisition shown involved the acquisition of a business, considering the guidance in Rule 11-01 (d) of Regulation S-X, and individually as well as in aggregate met the significance test of Rule 3-05 of Regulation S-X.

The historical financial statements of MTBC, Metro Medical and each of the businesses whose acquisition is planned appear elsewhere in this prospectus. The financial statements of Metro Medical subsequent to March 31, 2013 are not required to be presented in this prospectus as the acquisition occurred on June 30, 2013, before the end of the reporting period. We have based our historical financial information for Metro Medical for the period of April 1, 2013 through June 30, 2013 on results as reported by its management and reviewed by our accounting and finance department.

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma adjustments in the accompanying notes, which you should read in conjunction with these unaudited pro forma condensed combined financial statements. In many cases, we based these assumptions on preliminary information and estimates. The actual adjustments to our audited consolidated financial statements will depend upon a number of factors and additional information that will be available on or after the closing date of our initial public offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material.

We account for our completed and proposed acquisitions using the acquisition method of accounting for business combinations under GAAP, with MTBC being considered the acquiring entity. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, net of liabilities, based on their estimated fair values as of the acquisition date. We have not completed the acquisition of the Target Sellers and therefore the estimated purchase price and fair value of the Target Sellers’ assets to be acquired and liabilities assumed is preliminary. Once we complete our final valuation process, for our planned acquisitions, we may report changes to the value of the assets acquired and liabilities assumed, as well as the amount of goodwill, and those changes could differ materially from what we present here.

We provide these unaudited pro forma condensed combined financial statements for informational purposes only. These unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma condensed combined financial statements in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Information” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements, including the related notes thereto, appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2013

	MTBC	Metro Medical 1/1-6/30/13(6)	Adjustments for Revenues Not Acquired(1)	MTBC + Previously Acquired Subtotal	Omni	Practicare	CastleRock	Planned Acquisition Subtotal	Pro Forma Adjustments		Pro Forma Combined
(in thousands, except per share data)
Net revenue	$10,473	$1,705	$(173)	$12,005	$11,292	$4,861	$4,925	$21,078	$—		$33,083
Operating expenses:
Direct operating costs	4,273	1,195	—	5,468	6,077	4,087	1,216	11,380	—		16,848
Selling, general and administrative	4,992	673	—	5,665	4,046	1,119	3,360	8,525	(281	)(2)	13,909
Research and development	386	—	—	386	—	—	—	—	—		386
Depreciation and amortization	949	21	—	970	947	75	177	1,199	7,366	(3)	9,535
Total operating expenses	10,600	1,889	—	12,489	11,070	5,281	4,753	21,104	7,085		40,678
Operating income (loss)	(127)	(184)	(173)	(484)	222	(420)	172	(26)	(7,085)		(7,595)
Interest expense – net	136	—	—	136	12	2	47	61	14	(4)	211
Other income – net	230	—	—	230	36	4	—	40	—		270
Income (loss) before provision (benefit) for income taxes	(33)	(184)	(173)	(390)	246	(418)	125	(47)	(7,099)		(7,536)
Income tax provision (benefit)	145	(56)	—	89	2	—	—	2	(2,605	)(5)	(2,514)
Net income (loss)	$(178)	$(128)	$(173)	$(479)	$244	$(418)	$125	$(49)	$(4,494)		$(5,022)
Weighted average common shares outstanding
Basic and diluted	5,102								[ ](14)		[ ]
Net loss per share
Basic and diluted	$(0.03)										[ ]

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the three months ended March 31, 2014

	Three Months ended March 31, 2014
	MTBC	Omni	Practicare	CastleRock	Planned Acquisition Subtotal	Pro Forma Adjustments		Pro Forma Combined
(in thousands, except per share data)
Net revenue	$2,573	$2,721	$991	$1,203	$4,915	$—		$7,488
Operating expenses:
Direct operating costs	1,153	1,806	889	252	2,947	—		4,100
Selling, general and administrative	1,356	646	287	840	1,773	(66	)(2)	3,063
Research and development	116	—	—	—	—	—		116
Depreciation and amortization	270	224	9	46	279	1,824	(3)	2,373
Total operating expenses	2,895	2,676	1,185	1,138	4,999	1,758		9,652
Operating income (loss)	(322)	45	(194)	65	(84)	(1,758)		(2,164)
Interest expense – net	50	3	—	10	13	(12	)(4)	51
Other income – net	(200)	13	—	20	33	—		(167)
Income (loss) before provision (benefit) for income taxes	(572)	55	(194)	75	(64)	(1,746)		(2,382)
Income tax benefit	(188)	—	—	—	—	(615	)(5)	(803)
Net income (loss)	$(384)	$55	$(194)	$75	$(64)	$(1,131)		$(1,579)
Weighted average common shares outstanding
Basic and diluted	5,102					[ ](14)		[ ]
Net loss per share
Basic and diluted	$(0.08)							[ ]

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2014

	MTBC	Omni	Practicare	CastleRock	Adjustments for Assets Not Acquired		Planned Acquisition Subtotal	Acquisition Related Pro Forma Adjustments		Pro Forma for Acquisitions	IPO Proceeds	Consolidated Pro Forma Results
(in thousands)
Cash	$307	$230	$95	$528	$(853	)(8)	$—	$(17,453	)(7)	$(17,146)	[ ](13)	$(17,146)
Accounts receivable – net	942	1,363	623	647	(2,633	)(8)	—	—		942		$942
Other current assets	533	31	45	13	—	(8)	89	—		622		622
Current assets	1,782	1,624	763	1,188	(3,486)		89	(17,453)		(15,582)	—	(15,582)
PP&E – net	528	126	75	11	—	(8)	212	—		740		740
Intangible assets – net	1,323	1,483	—	296	(1,779	)(8)	—	24,855	(9)	26,178		26,178
Goodwill	344	1,690	—	329	(2,019	)(8)	—	8,157	(10)	8,501		8,501
Other LT assets	1,777	24	24	21	(69	)(8)	—	—		1,777		1,777
Total assets	$5,754	$4,947	$862	$1,845	$(7,353)		$301	$15,559		$21,614	$—	$21,614
Accounts payable	$296	$204	$104	$439	$(747	)(8)	$—	$—		$296		$296
Accrued expenses	1,340	—	77		(77	)(8)	—	—		1,340		1,340
Short term debt	1,984	659	64	408	(1,131	)(8)	—	—		1,984		1,984
Deferred revenue	50	—	—	—	—	(8)	—	—		50		50
Other current liabilities	73	235	—	—	(235	)(8)	—	—		73		73
Total current liabilities	3,743	1,098	245	847	(2,190)		—	—		3,743	—	3,743
Long term debt	1,488	125	—	2	(127	)(8)	—	—		1,488	[ ](11)	1,488
Other LT liabilities	657	—	—	—	—	(8)	—	—		657	[ ](11)	657
Total liabilities	5,888	1,223	245	849	(2,317)		—	—		5,888	—	5,888
Common stock	5	—	539	10	(549	)(12)	—	2	(12)	7	[ ](12)	7
Additional paid-in capital	252	—	—	1,125	(1,125	)(12)	—	15,858	(12)	16,110	[ ](12)	16,110
Retained earnings (defecit)	(334)	3,724	78	(85)	(3,717	)(12)	—	—		(334)		(334)
Minority interest in subsidiary				(54)	54	(12)	—	—		—		—
Accumulated other comprehensive loss	(57)	—	—	—	—	(12)	—	—		(57)		(57)
Total shareholders' equity (deficit)	(134)	3,724	617	996	(5,337)		—	15,860		15,726	—	15,726
Total liabilities and equity	$5,754	$4,947	$862	$1,845	$(7,654)		$—	$15,860		$21,614	$—	$21,614

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

In connection with our planned acquisition of the Target Sellers, we have entered into three asset purchase agreements, which are materially similar, as follows:

•	Omni Medical Billing Services, LLC, and its wholly owned subsidiaries, Laboratory Billing Services Providers, LLC, Medical Data Resources Providers, LLC, Medical Billing Resources Providers, LLC, and Primary Billing Services Providers, Inc.
•	Practicare Medical Management, Inc., and its parent company, Ultimate Medical Management, Inc.
•	CastleRock Solutions, Inc., and its wholly owned subsidiaries, Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc.

FOOTNOTES:

(1)	Elimination of Customers not Acquired — We have adjusted the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 to eliminate customers not acquired. The Metro Medical purchase agreement specified seven customers, representing approximately 10% of Metro Medical’s revenue, which were explicitly excluded from the asset purchase agreement and retained by affiliates of Metro Medical as part of this transaction.

Elimination of Customers not Acquired

Year ended December 31, 2013
Metro Medical
(in thousands)
Revenue of customers not acquired	$173
(2)	Expenses Directly Attributable to the Transactions — The following are non-recurring transaction expenses for professional fees incurred by the Company during the year ended December 31, 2013 and the three months ended March 31, 2014 associated with the acquisition of Metro Medical and the Target Sellers.

Material non-recuring transaction expenses associated with acquisitions

	Year ended December 31, 2013	Three Months ended March 31, 2014
	(in thousands)
Professional fees incurred by MTBC (legal, accounting, etc.)	$281	$66

We expect to incur brokerage fees of $1.1 million in connection with our acquisition of the businesses of the Target Sellers, which are not reflected in the pro forma financial statements.

(3)	Amortization of Intangible Assets — We amortize intangible assets over their estimated useful lives. We based the estimated useful lives of acquired intangible assets on the amount and timing in which we expect to receive an economic benefit. We assigned these intangible assets a useful life of 3 years based upon a number of factors, including contractual agreements, consumer awareness and economic factors pertaining to the combined companies.

The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors could result in a change to the estimate fair value of these intangible assets and/or the weighted-average useful lives from what we have assumed in these unaudited pro forma condensed combined financial statements. In addition, the combined effect of any such changes could result in a significant increase or decrease to the related amortization expense estimates.

The amortization of intangible assets of our planned acquisitions, shown below, assumes that the assets were acquired on January 1, 2013 and amortized over the period associated with each statement of operations.

Amortization Expense for Planned Acquisitions

	Omni	Practicare	CastleRock	Planned Acquisitions Total Expense
	(in thousands)
For the three months ended March 31, 2014
Pro forma	$1,260	$374	$438	$2,072
As recorded in historical financial statements of Target Sellers	204	—	44	248
Pro forma adjustment	$1,056	$374	$394	$1,824
For the year ended December 31, 2013
Pro forma	$5,040	$1,495	$1,750	$8,285
As recorded in historical financial statements of Target Sellers	869	40	170	1,079
Pro forma adjustment	$4,171	$1,455	$1,580	$7,206

The following table sets forth the amortization expense of Metro Medical, the acquisition completed in 2013, as if it had occurred on January 1, 2013 to arrive at the total pro forma amortization expense for the period associated with each statement of operations. The pro forma amortization for Metro Medical is reduced by the amount of amortization expense already recognized in our historical statements of operations to arrive at the pro forma adjustment.

Amortization Expense for Metro Medical

Metro Medical
(in thousands)
For the three months ended March 31, 2014
Pro forma	$96
As recorded in historical financial statements of MTBC	96
Pro forma adjustment	$—
For the year ended December 31, 2013
Pro forma	$385
As recorded in historical financial statements of MTBC	225
Pro forma adjustment	$160

The following table provides the total adjustment to amortization expense for planned and completed acquisitions for the year ended December 31, 2013 and the three months ended March 31, 2014:

Total Adjustment to Amortization Expense

	Year ended December 31, 2013	Three months ended March 31, 2014
	(in thousands)
Completed acquisitions	$160	$—
Planned acquisitions	7,206	1,824
Total amortization expense	$7,366	$1,824
(4)	Interest Expense — Reflects the incremental interest associated with the purchase of Metro Medical, as if the acquisition had occurred on January 1, 2013, less the interest paid in 2013 associated with our convertible note. A note payable was issued to the seller of Metro Medical, in the amount of $1,225,000 on June 30, 2013. This note is payable over 24 months, with a final payment due on August 1, 2015, and bears interest at the rate of 5% per annum. Interest expense in the amount of $26,000 for the six months prior to the acquisition has been provided for in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013. In September 2013, we issued a convertible note in the principal amount of $500,000, which converts into our common stock at a 10% discount to the offering price upon the closing of this offering, and recorded interest expense of $12,000 in connection with this convertible note in our historical financial statements for the year ended December 31, 2013. Interest on this convertible note is eliminated in the pro forma financial statements for the same period as the note is assumed to be converted to our common stock as of January 1, 2013.
(5)	Provision (benefit) for Income Tax — The income tax effects reflected in the pro forma adjustments are based on an estimated statutory rate of 34%. We recorded a benefit for taxes for the year ended December 31, 2013 and the three months ended March 31, 2014 on the unaudited pro forma condensed combined statements of operations as management believes it is more likely than not that the federal tax benefit will be realized for the following reasons:
•	For each of the years ended 2007 through 2012 we generated both net income and taxable income, and our net loss and taxable loss in 2013 was smaller than our net income and taxable income in any of the past six years.
•	Our loss for tax purposes following the acquisitions of the Target Sellers will be significantly lower than the pro forma operating loss before income tax reflected in the unaudited pro forma condensed combined financial statements, due in large part to the amortization of intangibles over three years for reporting purposes, versus the 15 year amortization period we will use for tax purposes. In particular, while we reflected $9.2 million of amortization expense on a pro forma basis for 2013, on a tax basis we would only have been able to deduct $1.8 million of amortization expense. This $7.4 million reduction in amortization expense would decrease the 2013 pro forma net loss before tax from $(7.5 million) to $(208,000), with no change in operating expenses. We reflected $2.3 million of amortization expense on a pro forma basis for the three months ended March 31, 2014, but on a tax basis we would only have been able to deduct $458,000 of amortization expense. This $1.8 million reduction in amortization expense would decrease the March 31, 2014 pro forma net loss before tax from $(2.4 million) to $(549,000), with no change in operating expenses.
•	We expect to reduce the Target Sellers’ operating expenses following their acquisition. Although we do not have a history of operating the Target Sellers on a combined basis, our recent experience operating Metro Medical following its acquisition provides evidence that we will be able to reduce operating costs of the Target Sellers, as we were able to reduce directly-identifiable cost from Metro Medical by 52% in six months.
•	We used a federal tax rate, rather than including state tax, due to uncertainty over what state net operating losses, if any, would be realizable.

In the opinion of the Company it is more likely than not that any tax benefit from a loss in the first year following the acquisition of the Target Sellers would be realized against taxable income generated in future year.

The following table details the pro forma adjustments to income taxes for the year ended December 31, 2013:

Provision for Income Taxes

Year ended December 31, 2013	Metro Medical 1/1 – 6/30/13	Previously Acquired Subtotal	Omni	Practicare	CastleRock	Planned Acquisition Subtotal	Pro Forma Adjustments	Pro Forma Income (Loss) before Provision (Benefit) for Income Taxes
	(in thousands)
Net income (loss) before income taxes	$(357)	$(357)	$246	$(418)	$125	$(47)	$(7,099)	$(7,503)
Estimated provision (benefit) at statutory income tax rate of 34%								(2,551)
Less provision (benefit) for income taxes:
Metro Medical								(56)
Omni								2
Practicare								—
CastleRock								—
Pro forma tax adjustment								$(2,605)

The following table details the pro forma adjustments to income taxes for the three months ended March 31, 2014:

Provision for Income Taxes

Three months ended March 31, 2014	Omni	Practicare	CastleRock	Planned Acquisition Subtotal	Pro Forma Adjustments	Pro Forma Income (Loss) before Provision (Benefit) for Income Taxes
	(in thousands)
Net income (loss) before income taxes	$55	$(194)	$75	$(64)	$(1,746)	$(1,810)
Estimated provision (benefit) at statutory income tax rate of 34%						(615)
Less provision for income taxes:
Omni						—
Practicare						—
CastleRock						—
Pro forma tax adjustment						$(615)
(6)	Metro Medical financial information — The historical financial statements of Metro Medical for the period April 1, 2013 through June 30, 2013 are not required to be presented in this prospectus as the acquisition occurred on June 30, 2013, before the end of the reporting period. We have included historical financial results of operations of Metro Medical for the period April 1, 2013 through June 30, 2013 in the pro forma condensed combined statements of operations, which are based on results as reported by its management and reviewed by our accounting and finance department.

The financial results of operations of Metro Medical for the period July 1, 2013 through March 31, 2014 are included in our consolidated financial results for the year ended December 31, 2013 and for the three months ended March 31, 2014.

Metro Medical Prior to Acquisition

	Metro Medical 1/1-3/31/13	Metro Medical 4/1-6/30/13	Metro Medical 1/1-6/30/13
	(in thousands)
Net revenue	$836	$869	$1,705
Operating expenses:
Direct operating costs	546	649	1,195
Selling, general and administrative	314	359	673
Depreciation and amortization	12	9	21
Total operating expenses	872	1,017	1,889
Operating loss	(36)	(148)	(184)
Interest expense – net	—	—	—
Other income – net	—	—	—
Loss before benefit for income taxes	(36)	(148)	(184)
Income tax benefit	(12)	(44)	(56)
Net loss	$(24)	$(104)	$(128)

(7)	Cash Consideration — The pro forma adjustment to cash reflects the cash we expect to pay in connection with our planned acquisitions.

Acquisition Cash Consideration
(in thousands)
Pro forma adjustments to cash:
Omni acquisition	$(10,328)
Practicare acquisition	(3,438)
CastleRock acquisition	(3,687)
Total net pro forma adjustments to cash	$(17,453)

Per the terms of our acquisition agreements, the cash consideration paid to the Target Sellers is to subject adjustment based on the offering price of our shares of common stock in this offering. The exact cash consideration will not be known until closing of this offering and may differ by up to 10% from the amounts shown. If the offering price exceeds the midpoint of the estimated offering price range set forth on the cover page of this prospectus by   %, the acquisition cash consideration will increase by 10%. If the offering price is   % below the midpoint of the estimated offering price range, the acquisition cash consideration will decrease by 10%.

(8)	Assets and Liabilities Not Acquired from Omni: — We adjusted the unaudited pro forma condensed combined balance sheet to eliminate approximately $1.6 million of tangible assets held by Omni that we do not expect to acquire, and approximately $1.2 million in liabilities that we do not expect to assume as part of the acquisition of Omni’s assets, which will be accomplished by an asset purchase agreement listing specific assets. The asset purchase agreement anticipates the purchase primarily of Omni’s customer relationships and agreements, as well as fixed assets, unbilled accounts receivable and other tangible assets, but not the purchase of accounts receivable or the assumption of any liabilities.

Assets and Liabilities Not Acquired from Practicare: — We adjusted the unaudited pro forma condensed combined balance sheet to eliminate approximately $742,000 of tangible assets held by Practicare that we do not expect to acquire, and approximately $245,000 in liabilities that we do not expect to assume as part of the acquisition of Practicare’s assets, which will be accomplished by an asset purchase agreement listing specific assets. The asset purchase agreement anticipates the purchase primarily of Practicare’s customer relationships and agreements, as well as fixed assets, unbilled accounts receivable and other tangible assets, but not the purchase of accounts receivable or the assumption of any liabilities.

Assets and Liabilities Not Acquired from CastleRock: — We adjusted the unaudited pro forma condensed combined balance sheet to eliminate approximately $1.2 million of tangible assets held by CastleRock that we do not expect to acquire, and approximately $849,000 in liabilities that we do not expect to assume as part of the acquisition of CastleRock’s assets, which will be accomplished by an asset purchase agreement listing specific assets. The asset purchase agreement anticipates the purchase primarily of CastleRock’s customer relationships and agreements, as well as fixed assets, unbilled accounts receivable and other tangible assets, but not the purchase of accounts receivable or the assumption of any liabilities.

Pro Forma Adjustments for Assets and Liabilities Not Acquired: — The following schedule summarizes the adjustments to assets and liabilities on the unaudited condensed combined balance sheets, including all adjustments above as well as adjustments to intangibles and goodwill specified below.

Pro Forma Adjustments

	As of March 31, 2014
	Omni	Practicare	CastleRock	Pro Forma Adjustments
	(in thousands)
Cash	$(230)	$(95)	$(528)	$(853)
Accounts receivable	(1,363)	(623)	(647)	(2,633)
Other long-term assets	(24)	(24)	(21)	(69)
Net tangible assets	(1,617)	(742)	(1,196)	(3,555)
Intangible assets, net	(1,483)	—	(296)	(1,779)
Goodwill	(1,690)	—	(329)	(2,019)
Total assets	$(4,790)	$(742)	$(1,821)	$(7,353)
Short term debt	(659)	(64)	(408)	(1,131)
Other current liabilities	(439)	(181)	(439)	(1,059)
Long term debt	(125)	—	(2)	(127)
Total liabilities	$(1,223)	$(245)	$(849)	$(2,317)
(9)	Intangible Assets — We based our preliminary estimates of each intangible asset type/category that we expect to recognize as part of the planned acquisitions on the nature of the businesses and the contracts that we have entered into with the sellers. We also based our estimates on experiences from our prior acquisitions and the types of intangible assets that we recognized as part of those acquisitions. In particular, our experience with our prior acquisitions indicates to us that customer contracts and customer relationships and non-compete agreements compose the significant majority of intangible assets for these types of business. We typically acquire the trademarks and trade names of the businesses we acquire, for defensive purposes, but we do not continue doing business under these names, which typically do not have registered trademarks and are not defensible. We have determined that the value of these trademarks is de minimis and have recorded no value on financial statements. We based the preliminary estimated useful lives of these intangible assets on the useful lives that we have experienced for similar intangible assets in prior acquisitions. However, all of these estimates are preliminary, as we have not completed these acquisitions or analyzed all the facts surrounding the businesses to be acquired and therefore have not been able to finalize the accounting for these transactions.

The figures set forth below reflect the preliminary fair value of intangible assets of the businesses we plan to acquire, and their estimated useful lives. All preliminary estimates for the fair value of intangibles will be refined once the offering is completed and the final list of customers acquired is known.

Intangible Assets of Planned Acquisitions

	Omni	Practicare	CastleRock	Total Planned Acquisitions	Estimated Useful Life
	(in thousands)
Customer relationships	$12,863	$3,726	$4,431	$21,020	3 years
Non-compete agreements	2,257	759	819	3,835	3 years
Total intangible assets	$15,120	$4,485	$5,250	$24,855

The value of intangible assets includes $1.8 million of intangible assets recorded on the balance sheets of the businesses we plan to acquire.

The amounts set forth below reflect the estimated acquisition-date fair value of intangible assets for our acquisition of Metro Medical. These intangible assets are already included in our historical consolidated balance sheet as of March 31, 2014.

Intangible Assets of Acquired Business

	Metro Medical	Estimated Useful Life
	(in thousands)
Customer relationships	$904	3 years
Non-compete agreements	252	3 years
Total intangible assets	$1,156

For accounting purposes, we use an estimated useful life of three years to amortize these intangible assets, attributing the value of the purchased relationship to the first three years and attributing future customer life to the services provided by us.

(10)	Purchase Price Allocation/Goodwill — We recognize the assets and liabilities acquired at their fair value on the acquisition date, with any excess in purchase price over these values being allocated to goodwill.

We engaged a third-party valuation specialist to assist us in valuing the assets acquired and liabilities assumed via the Metro Medical acquisition. We did not acquire tangible assets in the acquisition of Metro Medical. The valuation of the business acquired and the results of its operations are included in our historical financial statements from the date of the acquisition.

For our three planned acquisitions, management has made an initial fair value estimate of the assets acquired and liabilities assumed as of March 31, 2014. These initial estimates will likely differ from the final valuation, once we have consummated the acquisitions and received the valuation report of a third-party specialist; and this difference could be material.

The asset purchase agreements for these acquisitions include the purchase of certain tangible assets and assumption of certain liabilities. We believe that due to the short-term nature of many of the assets acquired that their carrying values, as included in the historical financial statements of the entities, approximate their respective fair values. The acquired goodwill for these acquisitions is primarily related to synergies with our combined businesses and assembled workforce.

A portion of the purchase price for each Target Seller has been allocated to goodwill, even though the purchase price of companies acquired in the past, other than Metro Medical, has been fully allocated to the value of customer relationships and contracts and non-compete agreements with the sellers. The factors which drove our valuation models to allocate a portion of the price to goodwill in the acquisitions of the Target Sellers include the following: (i) the Target Sellers are being purchased at higher multiples to their trailing revenues, and (ii) more employees of each Target Seller will be retained following the acquisitions as compared to acquisitions completed in prior years.

The following table shows the preliminary purchase price, estimated acquisition-date fair values of the to-be-acquired assets and liabilities assumed, non-controlling interest and calculation of goodwill for the businesses we plan to acquire, as of March 31, 2014, the date of our most recent balance sheet. The value of goodwill includes $2.0 million of goodwill recorded on the balance sheets of the businesses we plan to acquire.

Purchase Price Allocation

	Omni	Practicare	CastleRock	Total Planned Acquisitions
	(in thousands)
Cash consideration	$10,328	$3,438	$3,687	$17,453
Common stock	10,328	2,813	3,587	16,728
Fair value adjustment	(207)	(625)	(36)	(868)
Net common stock	10,121	2,188	3,551	15,860
Total Purchase Price	$20,449	$5,626	$7,238	$33,313
Net tangible assets acquired	157	120	24	301
Intangible assets	15,120	4,485	5,250	24,855
Goodwill	5,172	1,021	1,964	8,157
Total purchase price allocation	$20,449	$5,626	$7,238	$33,313

The fair value of the shares of our common stock that we plan to issue in connection with our three planned acquisitions is anticipated to be approximately $15.8 million. The purchase prices are based on the actual revenues of the companies in the four quarters ending March 31, 2014, calculated on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Pursuant to the terms of the respective purchase agreements, the purchase price we will pay for each of the Target Sellers will be calculated as a multiple of revenue generated by such Target Seller in the most recent four quarters included in this prospectus from its customers that are in good standing as of the closing date, provided that with respect to Omni, revenue from new customers in such 12-month period who have executed one-year contracts and have at least one quarter of audited revenues will be annualized and included in the calculation of revenues during such 12 month period, up to an aggregate amount no greater than the revenues during such 12 month period generated by Omni from customers that are not in good standing as of the closing date. The fair value adjustment shown above is based on our estimate of revenues at the time of acquisition and our estimate of customer retention rates, which drive the contingent portion of the purchase price, as discussed further below.

The preliminary estimate of equity consideration to be transferred is based on an aggregate value of equity, as stated in the asset purchase agreements, at the price of our common stock to be sold in this offering. The number of shares that will be issued in connection with those acquisitions will be fixed shortly before closing of this offering. For purposes of determining the number of shares to be issued to each Target Sellers, a “Target Share Price” of $10 per share will be utilized, which assumes a valuation in the offering equal to three times the aggregate revenues over the preceding four quarters included in this prospectus. The total equity value for each acquisition will be determined at the time of closing, based on the fixed number of shares and the actual offering price. The cash consideration paid to the Target Sellers will then be increased or decreased by up to 10%, to the extent the actual offering price is greater or less than the Target Share Price.

The amount of goodwill on the date of the acquisition will therefore vary based on the actual price of the offering, since it will impact the value of the shares as well as the amount of cash. If the offering price exceeds the midpoint of the estimated offering price range set forth on the cover page of this prospectus by    %, the total purchase price will increase by 10%, and the entire increase will be allocated to goodwill. If the offering price is    % below the midpoint of the estimated offering price range, the total purchase price will decrease by 10%, and such decrease will reduce goodwill by the same amount.

For the Target Sellers, management has made an initial estimate that $8.2 million of goodwill will result from those planned acquisitions. We believe that this amount will be deductible for tax purposes over a period of 15 years. However, these estimates are preliminary, and we have not completed the required tax and legal analyses to finalize our determination of deductibility of goodwill for tax purposes. Accordingly, the values of the goodwill recognized from these planned acquisitions and their deductibility for tax purposes set forth in these unaudited pro forma condensed combined financial statements could change and those changes could differ materially from what we present here.

For each Target Seller, we have assumed that revenue from existing customers will be 5% less in the 12 months following closing as compared to the 12 months preceding the closing. This assumption is based on management’s estimate that we will be able to retain customers producing 90% of the revenue of each Target Seller for at least one year following the closing, with customer losses and resulting revenue losses spread evenly over the 12 months following closing.At the time each acquisition is consummated, further analysis of each customer base will be undertaken, and the fair value of the common stock to be issued may be greater or lesser than the amount shown.

In addition, each purchase agreement provides us with the right to cancel a portion of the shares issued to the Target Seller held in escrow in the event revenues from such Target Seller’s customers in the 12 months following the closing are below a specified threshold.In certain situations we also have the obligation to increase the number of shares issued to Target Sellers in the event revenues from the customers of the Target Seller in the 12 months following the closing exceed a specified target. The purchase price adjustment is considered a form of contingent consideration. This contingent consideration arrangement is an equity instrument and it is measured at fair value on the acquisition date and not subsequently remeasured.Any differences between the shares estimated to be issued at acquisition date and shares ultimately issued is accounted for within equity (not reducing the purchase price).

(11)	Convertible Note — The principal value of this convertible note, and the contingent redemption feature (which is included in other long term liabilities) have been converted to equity at a 90% of the assumed initial public offering price of $10.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, in the pro forma financial statements for the period.
(12)	Adjustments to Equity — The following table details the pro forma adjustments to equity accounts.

Adjustments to Equity

	Common Stock	Additional Paid-in Capital	Accumulated Equity/ Deficit	Minority Interest in Subsidiary	Accumulated Other Comprehensive Income	Total Equity
	(in thousands)
Omni	$—	$—	$(3,724)	$—	$—	$(3,724)
Practicare	(539)	—	(78)	—	—	(617)
CastleRock	(10)	(1,125)	85	54	—	(996)
Adjustments to equity	$(549)	$(1,125)	$(3,717)	$54	$—	$(5,337)
Equity issued in connection with acquisitions	2	16,726	—	—	—	16,728
Less: fair value adjustment		(868)				(868)
Acquisition adjustments to equity	$2	$15,858	$—	$—	$—	$15,860
Equity from convertible note	$—	$510				$510
Equity issued in initial public offering	[ ]	[ ]				[ ]
(13)	Cash Received from IPO — We expect our net proceeds from this offering will be $ million, based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(14)	Weighted Average Shares Outstanding — The pro forma weighted average shares outstanding takes into account our weighted average shares outstanding during the twelve months ended December 31, 2013 and the three months ended March 31, 2014 and adds to that number the number of shares of common stock to be issued in connection with acquisition of the Target Sellers as of the beginning of 2013, based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. In each case, we assume that the shares were issued and became outstanding on January 1, 2013.

Weighted average shares outstanding

	Common Shares
	December 31, 2013	March 31, 2014
	(in thousands)
Weighted average shares outstanding	5,102	5,102
Acquisitions
Shares issued for Omni	1,033	1,033
Shares issued for Practicare	281	281
Shares issued for CastleRock	359	359
Shares issued in initial public offering	—	—
Shares issued from convertible note	58	58
Total pro forma weighted average shares outstanding	6,833	6,833

Supplemental Information.

For Metro Medical and each of the Target Sellers, we have identified revenue from customers who cancelled their contracts prior to MTBC’s acquisition (or anticipated acquisition) of such customers’ contracts. Such revenue is included in the pro forma condensed consolidated financial statements, even though MTBC will not generate revenues from those customers. Pursuant to the terms of the respective purchase agreements, the purchase price we will pay for each of the Target Sellers will be calculated as a multiple of revenue generated by such Target Seller in the most recent four quarters included in this prospectus from its customers that are in good standing as of the closing date.The amount of revenue we have indicated below is based on reports provided, and representations made, by management of the Target Sellers, and we have used the estimates below to compute anticipated acquisition prices for each of the Target Sellers. Actual amounts may differ significantly from the amounts shown based on the date on which the closing occurs and the customers of the Target Sellers that are in good standing at that time.

Estimated revenue from customers who have cancelled prior to our acquisition

	Metro Medical	Omni	Practicare	CastleRock
	(in thousands)
Year ended December 31, 2013	$78	$1,405	$703	$312
Three months ended March 31, 2014	—	100	18	16

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense (benefit), interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. We find this especially useful when reviewing pro forma results of operations which include large non-cash amortization of intangibles assets from acquisitions. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

The following tables contain a reconciliation of net income (loss) to EBITDA

Reconciliation of net income (loss) for the year ended
December 31, 2013 to EBITDA

	MTBC	Metro Medical 1/1-6/30/13	MTBC + Previously Acquired Subtotal	Omni	Practicare	CastleRock	Planned Acquisition Subtotal	Pro Forma Adjustments	Pro Forma Combined
	(in $ thousands)
Net income (loss)	$(178)	$(301)	$(479)	$244	$(418)	$125	$(49)	$(4,494)	$(5,022)
Depreciation	234	21	255	78	35	7	120	—	375
Amortization	715	—	715	869	40	170	1,079	7,366	9,160
Interest expense – net	136	—	136	12	2	47	61	14	211
Income tax provision (benefit)	145	(56)	89	2	—	—	2	(2,605)	(2,514)
EBITDA	$1,052	$(336)	$716	$1,205	$(341)	$349	$1,213	$281	$2,210

Reconciliation of net income (loss) for the three months ended
March 31, 2014 to EBITDA

	MTBC	Omni	Practicare	CastleRock	Planned Acquisition Subtotal	Pro Forma Adjustments	Pro Forma Combined
	(in $ thousands)
Net income (loss)	$(384)	$55	$(194)	$75	$(64)	$(1,131)	(1,579)
Depreciation	51	20	9	2	31	—	82
Amortization	219	204	—	44	248	1,824	2,291
Interest expense – net	50	3	—	10	13	(12)	51
Income tax benefit	(188)	—	—	—	—	(615)	(803)
EBITDA	$(252)	$282	$(185)	$131	$228	$66	$42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Information” and the “Pro Forma Condensed Combined Financial Information” and the consolidated historical and pro forma financial statements and the related notes thereto included in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

MTBC is a healthcare information technology company that provides a fully integrated suite of proprietary web-based solutions, together with related business services, to healthcare providers practicing in ambulatory settings. Our integrated Software-as-a-Service (or SaaS) platform is designed to help our customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. We employ a highly educated workforce of more than 1,000 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees, thus enabling us to deliver our solutions at competitive prices.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services they need to address industry challenges, including the Affordable Care Act, on one unified SaaS platform. We deliver powerful, integrated and easy-to-use ‘big practice solutions’ to small and medium practices, which enable them to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro consists of:

•	Practice management software and related tools, which facilitate the day-to-day operation of a medical practice;
•	Electronic health records (or EHR), which are easy to use, highly ranked, and allow our customers to reduce paperwork and qualify for government incentives;
•	Revenue cycle management (or RCM) services, which include end-to-end medical billing, analytics, and related services; and
•	Mobile Health (or mHealth) solutions, including smartphone applications that assist patients and healthcare providers in the provision of healthcare services.

Adoption of our solutions requires only a modest upfront expenditure by a provider. Additionally, our financial performance is linked directly to the financial performance of our clients because the vast majority of our revenues is based on a percentage of our clients' collections. The standard fee for our complete, integrated, end-to-end solution is 5% of a practice’s healthcare-related revenues plus a one-time setup fee, and is among the lowest in the industry.

Our growth strategy involves two approaches: acquiring smaller RCM companies and then migrating the customers of those companies to our solutions, as well as partnering with EHR and other vendors that lack an integrated solution and integrating our solutions with their offerings. The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

We believe we will also be able to accelerate organic growth by partnering with industry participants, utilizing them as channel partners to offer integrated solutions to their customers. We have recently entered into arrangements with industry participants from which we expect to begin to derive revenue starting in the mid-2014, including emerging EHR providers and other healthcare vendors that lack a full suite of solutions.

We are in the midst of developing application interfaces with two EHR systems as well as a provider of paper-based clinical forms to create integrated offerings.

Our Pakistan operations accounted for approximately 51% of total expenses in 2012, 48% of those expenses in 2013 and 49% in the three months ended March 31, 2014. A significant portion of those expenses were personnel-related costs (approximately 73% in 2012 as well as in 2013 and 78% in the three months ended March 31, 2014). Because personnel-related costs are significantly lower in Pakistan than in the U.S. and many other offshore locations, we believe our Pakistan operations give us a competitive advantage over many industry participants. All of the medical billing companies that we acquire, including the Target Sellers, use domestic labor or labor from higher cost locations to provide all or a substantial portion of their services. We are able to achieve significant cost reductions as we shift these domestic labor costs to Pakistan.

As of March 31, 2014, approximately 27% of our practices were obtained through strategic transactions with regional RCM companies (before giving effect to the acquisition of the Target Sellers). Since 2006, we have acquired eight RCM companies and entered into outsourcing agreements with two additional RCM companies under which we service all of their customers. During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. We have been most successful in retaining customers of acquired companies when we have been able to migrate those customers to PracticePro. By migrating acquired customers to PracticePro, we are able to reduce our costs and provide better service, which generally results in increased customer satisfaction and retention rates.

Our prior acquisitions were financed by the respective sellers, with the purchase price being paid over time following the closing of each acquisition, in most instances, pursuant to an unsecured promissory note. In these transactions, we utilized the cash flow generated from the acquired customer accounts as the primary means of satisfying our post-closing payment obligations to the sellers. In addition, with the exception of our most recent acquisition of Metro Medical, the purchase price for our acquisitions was subject to a post-closing reduction based on customer retention. Under these agreements, if customers failed to remain with MTBC beyond a certain period of time, typically one year after the closing, the purchase price would be proportionally decreased based upon the portion of the purchase price allocated to such customer.

During 2012, we acquired four RCM companies. The relatively small size of these companies (each with less than one million dollars in annual revenues), posed a challenge inasmuch as retaining employees was not practical due to the size of these companies. In addition, many of the customer relationships of the acquired companies were severely strained prior to our involvement. Nevertheless, one year after the respective closings, the average quarterly revenue generated from the customers acquired in our 2012 acquisitions was 85% of the quarterly revenue generated from these customers in the quarter preceding the respective acquisitions.

Most recently, we acquired approximately 85% of the revenue and 93% of the customers of Metro Medical at the close of business on June 30, 2013 for a purchase price of $1.5 million, of which $275,000 was paid in cash at closing with the balance to be paid in 24 monthly installments with the final installment to be paid on August 1, 2015. Based in New York City, Metro Medical provides RCM services to physicians in New York and New Jersey and generated revenues of approximately $3.3 million in 2012, of which approximately $2.7 million represented revenues from the customers we acquired. As of March 31, 2014, we served approximately 149 providers we acquired from Metro Medical, representing 75 practices in various specialties, including dermatology and internal medicine. During the first nine months after closing, we retained 74% of acquired customers and successfully migrated 81% of them to PracticePro. Our revenue from the Metro Medical customers we acquired in the three months ended March 31, 2014 was 89% of the revenue generated by Metro Medical from these customers in the three months ended March 31, 2013.

Upon the closing of our acquisition of the Target Sellers, we will acquire three additional RCM companies, which as of March 31, 2014 served approximately 1,000 providers, representing approximately 510 practices, practicing in over 20 specialties and subspecialties, across 23 states. We intend to continue to pursue strategic acquisitions that we believe will deliver growth in our revenues and profitability and allow us to take advantage of greater economies of scale.

Each acquisition with the Target Sellers has been structured as an asset purchase pursuant to an acquisition agreement that allows us to decrease or increase the share consideration paid to each Target Seller. This adjustment to the share consideration received by each Target Seller is based on the revenues generated from the acquired customers in the 12 months following the closing, as compared to the revenues generated by the Target Seller in the 12 months prior to the closing (or in Omni’s case, in the 12 months prior to the execution of the purchase agreement). For each of Omni, Practicare, and CastleRock, no adjustment will be made unless the variance in post-closing revenues is greater than 10%, 5% and 20%, respectively. In each case, the adjustment will either result in additional shares being issued by us to the Target Seller, or the cancellation of shares then held in escrow. No change in the cash consideration will be effected as a result of these adjustments.

Historical Perspective

Although we show pro forma net losses for 2013 and three months ended March 31, 2014, giving effect to the acquisition of the Target Sellers, such losses are attributable in part to non-cash expenses for the amortization of intangible assets associated with acquisitions of the Target Sellers. However, on a pro forma basis for these periods, EBITDA, which is used by our management as a financial measure to evaluate the profitability and efficiency of our business model, and cash flow from operations, were both positive.

Since our formation in 2001, we have developed our proprietary technology solution, hired 1,000 employees and built redundant facilities in two locations in Pakistan with minimal outside financing. Our success has been achieved by a combination of cost-efficient strategies and revenue growth through acquisitions. Several acquisitions and two outsourcing arrangements were completed with our knowledge that certain customers may terminate soon after acquisition, and in some cases, some customers had already given notice of termination to the companies. However, we structure acquisitions to provide us with a degree of protection against customer loss by means of a post-closing reduction to the purchase price one year following these acquisitions based on customers retained during that period. In two cases, we determined that it was less risky to simply create an outsourcing arrangement, paying referral fees to a troubled company for customers of theirs that we serviced, instead of acquiring their existing customer contracts.

Because many of our acquisitions were completed when we had less resources, the companies whose assets we acquired were often unable to serve the needs of their customers, and we recognized that customer retention would be challenging. However, we negotiated low purchase prices and mechanisms to shift much of the retention risk to the sellers. These transactions allowed us to generate marginal revenues well in excess of marginal costs by utilizing our technology and shifting work to our offshore operations, and allowed us to refine our processes for integrating customers from acquisitions.

Out of eight acquisitions, our purchase of Medical Accounting Billing Company (or MABCO) in February 2010 for $455,000 was the only one that did not perform as expected. Upon the closing of this transaction, most of MABCO’s employees were terminated, as we transitioned customer support and related services to our offshore offices. The MABCO operations and relationship manager we retained was responsible for customer relations and the transitioning of customers to our solution, but suffered an illness soon after closing, becoming incapable of effectively guiding the accounts through the transition. As a result, we eventually lost all of MABCO’s customers and were required to write-off intangible assets in the amount $126,000 in 2012. Notwithstanding this outcome, we were able to generate revenues from MABCO customers of $787,000 in 2010, $458,000 in 2011 and $86,000 in 2012, and due in part to the downward adjustment to the purchase price for this acquisition, we had net positive cash flow attributable to this transaction in the first two years following its closing and over the life of the arrangement.

The two outsourcing arrangements we entered into allowed us to scale our operations more quickly than we could have otherwise done, and resulted in a positive return on our investment, even though they did not provide sustained long-term revenue. For example, in September 2010, we entered into an outsourcing agreement with Medi/Tab, agreeing to pay 34% of revenue received from Medi/Tab’s clients for three years, knowing that Medi/Tab’s largest client, which generated $500,000 of quarterly revenue, had provided notice of termination to Medi/Tab prior to our arrangement. In addition, we were aware that Medi/Tab’s second largest customer, which generated $250,000 of quarterly revenue, was considering terminating its contract with Medi/Tab. However, we were able to help Medi/Tab enforce its contractual termination provisions and generate revenue from the largest customer for six months, and we were able to retain the second largest client for two years. These two customers accounted for $1.6 million of revenue in 2011, $624,000 in 2012 and $17,000 in 2013. While this transaction did not produce significant long-term revenues, it allowed us to reach $10 million in annual revenue by 2011 and resulted in net positive cash flows to us over the life of the arrangement.

Acquisition Strategy and Challenges

Our strategy to become the leading provider of integrated, end-to-end software and business service solutions to healthcare providers practicing in an ambulatory setting is based on our ability to acquire smaller RCM companies as well as generating organic growth. We believe that the RCM market is ripe for consolidation and that our complete end-to-end software and services infrastructure gives our company a unique advantage in this industry consolidation. However, we may experience challenges in implementing our acquisition strategy, including lack of customer demand for our products and services, inability to attract smaller RCM companies for acquisition and failure to integrate acquired customers into our infrastructure. Accordingly, we will draw on our previous experience in operating in the competitive RCM market and integrating acquisitions into our solution in order to successfully manage the challenges we may face.

We believe we can achieve significant cost-savings by merging the operations of the Target Sellers with our after their acquisition, and leveraging our technology and offshore operation in Pakistan, with labor costs that are significantly lower than the Target Sellers’ costs in the U.S. In the past, we have reduced operating costs by terminating employment of the majority of the employees of the acquired companies, terminating or not assuming real property leases, and to the extent necessary, instead utilizing low cost employees based in Pakistan. These actions are generally taken at closing or within one year thereafter. As a result, we believe that an analysis of the historical costs and expenses of the Target Sellers prior to their acquisition will not provide guidance as to the anticipated results after acquisition. We anticipate that we will be able to achieve significant reductions in direct operating costs and selling, general and administrative expenses from the levels incurred by the Target Sellers operating independently, thereby increasing our EBITDA and cash flows.

The key component to each of the Target Seller acquisitions is integrating the acquired clients into our existing infrastructure. To this end, we plan on implementing the strategies and processes learned from both our successes and challenges in prior acquisitions. In particular, our goal is to carefully shift the existing workflow of the Target Sellers’ to our software platform and operational infrastructure located in Pakistan within a period of one year following the closing of this offering. Our experience in previous acquisitions has demonstrated to us the need to carefully analyze the individual needs of each acquired customer when deciding how best to transition their workflow to our operations while minimizing disruptions to their practices.

Following our past acquisitions, some acquired customers terminated their relationships with us. These terminations occurred for a variety of reasons, including because of our transition of workflow from local employees previously assigned to their account to our offshore team members; actual or perceived disruptions to customers’ businesses; our migration of customers from their existing practice management software platform to our solution; and the exacerbation of the strain that already existed in some of the customers’ relationships with the acquired companies. We will seek to address the challenges we have experienced in prior acquisitions by working more closely with acquired customers in the future to understand which combination of software and services is best for their practice. To that end, we plan on retaining a larger portion of the Target Sellers’ existing workforce for a longer period of time than in previous acquisitions, as well as developing integrations with existing software solutions to ensure customer satisfaction and retention.

Due to the competitive and often uncertain nature of our industry, we will also face challenges in our effort to become the leading provider of integrated end to end software and business service solutions to healthcare providers practicing in an ambulatory setting. These challenges may include our inability to provide effective software and RCM solutions to our clients; our competitor’s development of more efficient software and processes; the rising cost of labor, both onshore and offshore, causing us to scale back operations and thus decreasing the level of our customer service; our inability to attract and integrate compatible acquisition targets; and the lack of demand for our products and services despite the increase in our marketing efforts.

Case Study: Metro Medical Acquisition

Our most recent acquisition of Metro Medical’s customers on June 30, 2013 represents our best model of integration to date. It was larger than prior acquisitions and closer in size to the Target Sellers. Because we retained more employees for a longer period of time, transitions went more smoothly.

•	Acquisition date: June 30, 2013
•	Acquisition price: $1.5 million (~.5x revenue)

The graphs below illustrate the improvement in operational performance we were able to achieve following our acquisition of Metro Medical due to the use of our technology and low-cost offshore workforce. Q1 and Q2 of 2013 are prior to the acquisition; Q3 and Q4 of 2013 and Q1 of 2014 are subsequent.

(1)	Directly identifiable expenses are directly identifiable expenses associated with the corresponding revenue, including compensation expense for Metro Medical employees retained following the acquisition, compensation expense for our employees in Pakistan who exclusively service Metro Medical customers, as well as all claims-processing expenses, technology expenses and all other costs of providing services and all directly identifiable general and administrative expenses such as rent, communication, and postage expense associated with Metro Medical’s former offices in New York City. Directly identifiable expenses exclude amortization of intangibles of approximately $32,000 per month, since our objective is to focus on changes in operational performance. It also excludes any allocation of corporate overhead, research and development expenses, interest or taxes, because management does not allocate these costs in assessing the performance of its acquisitions.

The following table reflects the revenue and direct operating expenses from customers we acquired from Metro Medical for each of the periods indicated:

Metro Medical

	Metro Medical
	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
	(in thousands)
Net revenue	$702	$751	$782	$755	$625
Operating expenses:
Direct operating costs	456	570	394	271	269
Selling, general and administrative	270	320	211	116	77
Total direct operating expenses	726	890	605	387	346

Metro Medical’s monthly financial performance measures presented in the table above have been derived from our consolidated financial statements prepared in accordance with GAAP, and include all directly identifiable expenses of employees in the U.S. and Pakistan performing services for clients acquired from Metro Medical. These financial performance measures are designed to compare trends across time, but are not intended to be compared to stand-alone businesses.

The following operational metrics illustrate performance for the nine months after acquisition by MTBC:

	June 2013	Sept. 2013	Dec. 2013	Mar 2014
Practices	102	98	90	75
Providers	180	181	177	149
•	Reduced operating expenses by 52% after nine months, by reducing U.S. headcount from 54 to 10 employees
•	Migrated 81% of customers to our software solution in 9 months
•	Migrated 98% of critical operations workflow offshore in first 60 days
•	Retained 74% of practices during the first nine months after the acquisition and kept revenue flat during the first six months after acquisition. Revenue from the Metro Medical customers we acquired in the three months ended March 31, 2014 was 89% of the revenue generated by Metro Medical from these customers in the three months ended March 31, 2013
•	Cumulative positive cash flow by end of month five

Key Metrics

In addition to the line items in our financial statements, we regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, make strategic business decisions, and assess market share trends and working capital needs. We believe information on these metrics is useful for investors to understand the underlying trends in our business.

Set forth below are our key operating and financial metrics for customers using our platform, which excludes acquired customers who have not migrated to our platform. Practices using our platform accounted for approximately 90% of our revenue for the year ended December 31, 2013 and the three months ended March 31, 2014.

First Pass Acceptance Rate:  We define first pass acceptance rate as the percentage of claims submitted electronically by us to insurers and clearinghouses that are accepted on the first submission and are not rejected for reasons such as insufficient information or improper coding. Clearinghouses are third parties that process the submission of claims to insurers and require compliance with insurance companies’ formatting and other submission rules before submitting those claims. For the purposes of calculating first pass acceptance rate, consistent with industry practice, we exclude claims submitted under real-time adjudication procedures, which are procedures that allow a healthcare provider to determine, at the point of care, if a service they are rendering will be paid. Our first-time acceptance rate is 98% for the first quarter of 2014, which compares favorably to the average of the top twelve payers of approximately 94%, as reported by the American Medical Association.

First Pass Resolution Rate:  First pass resolution rate measures the percentage of primary claims that are favorably adjudicated and closed upon a single submission. Our first pass resolution rate was approximately 96% for the first quarter of 2014.

Days in Accounts Receivable:  Days in accounts receivable measures the median number of days between the day a claim is submitted by us on behalf of our customer, and the date the claim is paid to our customer. Our clients’ median days in accounts receivable was 32 days for primary care and 36 days for combined specialties for the twelve months ended March 31, 2014, as compared to the national average of 38, as reported by the Medical Group Management Association, an association for professional administrators and leaders of medical group practices. Higher first pass resolution rates and effective follow-up helped us to achieve this rate, which reduces our customers’ collection cycle of claims, leading to increased revenue and customer satisfaction.

Customer Renewal Rate.  Our customer renewal rate measures the percentage of our clients who were a party to a services agreement with us on January 1 of a particular year and continued to operate and be a client on December 31 of the same year. It also includes acquired accounts, if they are a party to a services agreement with the company we acquired and are generating revenue for us, so long as the risk of client loss under the respective purchase agreement has fully shifted to us by January 1 of the particular year. The renewal rate for our PracticePro customers for 2012 and 2013 was 85% each year. The renewal rate for our customers who are also users of our EHR for 2012 and 2013 was 90% each year. The renewal rate for our customers who are meaningful users (i.e., those who successfully attested for meaningful use and earned a bonus) of our EHR for 2012 and 2013 was at least 95% each year. The percentage of our revenue we generated during the years ended December 31, 2012 and 2013 which came from (i) PracticePro clients, was 90% in each year, (ii) all users of our EHR, was 49% and 50%, respectively, and (iii) from meaningful users of our EHR, was 25%, and 27% respectively.

Providers and Practices Served.  As of March 31, 2014, without giving effect to the acquisition of the Target Sellers, we served approximately 1,030 providers (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services), representing approximately 420 practices.

Retention and Migration of Acquired Customers.  With most of our acquisition transactions, our goal is to retain the acquired customers over the long-term and migrate those customers to our platform after closing. During 2012, we acquired four revenue cycle management companies, and successfully migrated a majority of the customers of those companies from eight distinct revenue cycle management platforms to PracticePro within 120 days of closing. One year after acquisition, the average quarterly revenue generated from the customers acquired in our 2012 acquisitions was 85% of the quarterly revenue generated from these customers in the quarter preceding the respective acquisitions. In our recent acquisition of Metro Medical, we successfully migrated 81% of the acquired customers to PracticePro within nine months of closing, and retained 74% of acquired customers nine months after the closing, and our revenue from the Metro Medical customers we acquired in the three months ended March 31, 2014 was 89% of the revenue generated by Metro Medical from these customers in the three months ended March 31, 2013.

In our past acquisitions, we experienced customer loss while attempting to migrate customers from their existing practice management software platform to our solution. Some acquired customers terminated their relationships with us due to the transition of workflow from local employees previously assigned to their account to our offshore team members; actual or perceived disruptions to their businesses; and the exacerbation of the strain that already existed in some of the customers’ relationships with the acquired companies. For example, following our 2010 acquisition of the customers of Medical Accounting Billing Company, we retained a key employee of the seller to assist us in transitioning the acquired customers to our solution. However, that employee became disabled by an illness soon after closing, becoming incapable of effectively guiding the accounts through the transition. As a result, we eventually lost all of the acquired customers and were required to write-off intangible assets in the amount $126,000 in 2012. In addition, of the eight practices we acquired in our June 2011 acquisition of a small New Jersey based revenue cycle management company, only two are current customers of ours.

We will seek to address the challenges we have experienced in prior acquisitions by working more closely with acquired customers in the future to understand which combination of software and services is best for their practice. To that end, we plan on retaining a larger portion of the Target Sellers’ existing workforce for a longer period of time than in previous acquisitions, as well as developing integrations with existing software solutions to ensure customer satisfaction and retention.

Sources of Revenue

We derive our revenues primarily as a percentage of payments collected by our customers that use our comprehensive PracticePro product suite. These payments accounted for 90% of our revenues during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014. Accordingly, key drivers of our revenue include growth in the number of providers using PracticePro, the number of patients served by those providers, and collections by those providers. We also generate revenues from one-time setup fees we charge for implementing PracticePro; the sale of our stand-alone web-based EHR solution, ChartsPro; and from transcription, coding, indexing and other ancillary services.

Seasonality

There is moderate seasonality in our revenues caused by fluctuations in discretionary patient visits to medical practices. The number of patients visiting our customers during the summer and winter holiday seasons is generally lower as compared to other times of the year, which reduces collections one to two months later. In addition, at the start of every year our revenues decrease due to patients’ insurance deductibles, which typically reset in January. The rate of insurance reimbursements offset by deductibles is typically higher in the first three months of every year. Deductibles are typically 8% of billings in the first quarter of the year, and 4% during the remainder of the year. None of our customers accounted for more than 7% of our revenues for the 12 months ended December 31, 2012, and none of our customers accounted for more than 5% of revenues for the 12 months ended December 31, 2013 or in the three months ended March 31, 2014.

Operating Expenses

Direct Operating Cost.  Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to our customers, claims processing costs, and other direct costs related to our services. Costs associated with the implementation of new customers are expensed as incurred. The reported amounts of direct operating costs do not include depreciation and amortization, which are broken out separately in the consolidated statements of operations. Our Pakistan operations accounted for approximately 55%, 56% and 59% of direct operating costs in 2012, 2013 and the three months ended March 31, 2014, respectively. As we grow, we expect to achieve further economies of scale and to see our direct operating costs decrease as a percentage of revenue.

Selling and Marketing Expense.  Selling and marketing expenses consist primarily of compensation and benefits, commissions, travel and advertising expenses. These have been relatively low in the past (under 3% of our revenue), as we have often found it to be more economical to grow by the acquisition of other medical billing companies than by engaging in directed marketing efforts to prospective customers. However, going forward, we intend to invest in marketing, business development and sales resources to expand our market share, building on our existing customer base. As a result, we expect that sales and marketing expenses will increase as a percentage of revenue in the future.

Research and Development Expense.  Research and development expense consists primarily of personnel-related costs and third-party contractor costs. Because we incorporate our technology into our services as soon as technological feasibility is established, such costs are currently expensed as incurred. We expect our research and development expense to increase in the future in absolute terms but decrease as a percentage of revenue. Consistent with our growth plans, we are hiring developers, analysts and project managers in an effort to streamline our operational processes and further develop our products. We believe that the continued automation of our workflow will lead to an increase in our revenue through the efficient submission of insurance claims for our customers as well as a reduction in our operating costs.

General and Administrative Expense.  General and administrative expenses consists primarily of personnel-related expense for administrative employees, including compensation, benefits, travel, occupancy and insurance, software license fees and outside professional fees. We expect that general and administrative expense will increase in absolute terms for the foreseeable future as we incur additional expense inherent in becoming a publicly-traded company, including increased legal fees, accounting fees, and investor relations costs. Our Pakistan office accounted for approximately 47%, 43% and 45% of general and administrative expenses in 2012, 2013 and the three months ended March 31, 2014, respectively. Though expenses are expected to continue to rise in absolute terms, we expect general and administrative expense to decline as a percentage of overall revenues as revenues increase.

Depreciation and Amortization Expense.  Depreciation expense is charged using the straight-line method over the estimated lives of the assets ranging from three to five years. Depreciation for computers is calculated over three years, while remaining assets (except leasehold improvements) are depreciated over five years. Leasehold improvements are depreciated over the lesser of the lease term or the economic life of those assets.

Amortization expense is charged on a straight-line basis over a period of three years for intangible assets acquired in connection with acquisitions, including customer contracts and relationships and covenants not to compete, as well as purchased software. We concluded that three years reflects the period during which the economic benefits are expected to be realized, and that the straight-line method is appropriate as the majority of the cash flows are expected to be recognized ratably over that period without significant degradation.

Our acquisition of four medical billing companies during 2012 and one in 2013 added $1,361,000 and $1,156,000 of intangibles to our balance sheet, respectively, resulting in additional amortization of $299,000 in 2013 compared to 2012 and an increase of $88,000 for the first three months of 2014 compared to the first three months of 2013.

Interest and Other Income (Expense).  Interest expense consists primarily of interest costs related to our working capital line of credit, term loans and notes issued in connection with acquisitions, offset by interest income on investments. Our other income (expense) results primarily from foreign currency transaction gains/losses, and amounted to $153,000, $200,000 and $203,000 in 2012, 2013 and the first three months of 2014, respectively.

Income Tax.  In preparing our financial statements, we estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates, assumptions and judgments on historical experience, current trends and various other factors that we believe to be reasonable under the circumstances. On a regular basis, we review our accounting policies, estimates, assumptions and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are described in Note 2 to our consolidated financial statements included in this prospectus, and, of those policies, we believe that the accounting policies discussed below involve the greatest degree of complexity and exercise of judgment by our management. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on our results of operations. Accordingly, we believe the policies described below are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We recognize revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer is fixed or determinable.

Since our customers do not run our software on their own hardware or that of a third party, and do not have the right to take possession of the software at any time, the two criteria required for an offering to be considered to include a software element as required by ASC 985-605, Software — Revenue Recognition, are not met. As a result, the Company recognizes revenue as a service for all of its offerings in accordance with service revenue guidance at ASC 605-20.

We bill our customers on a monthly basis, in arrears. Approximately 90% of our revenues come from our comprehensive PracticePro product suite, which includes revenue cycle management, electronic health records and practice management services. The fees charged to customers for the services provided under our PracticePro service suite are normally based upon a percentage of collections posted during the month. We do not recognize revenue for PracticePro service fees until we have received notification that a claim has been accepted and the amount which the physician will collect is determined, as the fees are not fixed and determinable until such time.

As it relates to up-front fees charges to PracticePro customers at the outset of an arrangement, we charge a set fee which includes account set up, creating a web site for the customer, establishing credentials, and training the customer’s office staff. This service does not have standalone value, separate from the ongoing revenue cycle management, electronic health records and practice management services. The up-front fees are deferred and recognized as revenue over the estimated customer relationship period (currently estimated to be 5 years).

We also generate revenue from a variety of ancillary services, including transcription services, patient statement services, coding services, platform usage fees for clients using third-party platforms, rebates received from third-party platforms, and consulting fees. Ancillary services are charged at a fixed fee per unit of work, such as per line transcribed or per patient statement prepared, and we recognize revenue monthly as we perform the services.

Our revenue arrangements generally do not include a general right of return relative to our services provided.

Business Combinations

We account for our business combinations under the provisions of ASC 805-10, Business Combinations (ASC 805-10), which requires that the purchase method of accounting be used for all business combinations, and have concluded that each of the businesses whose assets were acquired or are to be acquired constitute a business in accordance with ASC 805-10-55.

Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, we record the contingent consideration at fair value at the acquisition date with changes in the fair value after the acquisition date affecting earnings. Changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period will affect income tax expense.

Impairment of Long-Lived Assets and Goodwill

Intangible assets, including customer relationships and the value of agreements not to compete arising from our various acquisitions, are recorded at cost less accumulated amortization and are amortized using a method which reflects the pattern in which the economic benefit of the related intangible asset is utilized, which has been estimated to be three years. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

The customer relationships and associated contracts represent the most significant portion of the value of the purchase price for each of our acquisitions. All acquisitions to date have been asset purchases in which we did not acquire tangible assets (fixed assets, accounts receivable, cash, etc.), or liabilities, and none of the acquired companies had developed substantial technology.

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. We expect to record goodwill in connection with the acquisition of the Target Sellers. With those acquisitions, goodwill will be evaluated for impairment using a two-step process that will be performed at least annually in October of each year, or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. We integrate all acquired businesses with our core business and utilize a single technology platform, and have a chief operating decision maker, which is the our Chief Executive Officer, who monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources. Therefore we have a single reporting unit. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary.

If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of the goodwill is greater that the implied value, an impairment loss is recognized for the difference. The implied value of goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow.

As of December 31, 2013 and March 31, 2014, we had goodwill and intangible assets totaling $1.9 million and $1.7 million, respectively. During the year ended December 31, 2012, we recorded impairment charges of $126,000, which are included in general and administrative expenses in the consolidated statements of operations. These impairment charges were due to the loss of customers we acquired from Medical Accounting Billing Company, Inc. in 2010, which primarily resulted from the unexpected loss of a local relationship manager due to illness following that acquisition. There was no impairment of long-lived assets during the year ended December 31, 2013 or the three months ended March 31, 2014.

There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, and discount rates applied to such expected cash flows in order to estimate fair value. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for testing. To mitigate undue influence, we set criteria that are reviewed and approved by senior management. The determination of whether or not goodwill or acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting unit. Changes in our strategy or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

Income Taxes

We account for income taxes using the asset and liability method, as prescribed by ASC 740, Income Taxes, which recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent that these assets will more likely than not be realized. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction.

As of December 31, 2013 and March 31, 2014, our deferred tax assets consisted of state net operating loss carry forwards, and temporary differences between the book and tax bases of certain assets and liabilities. As of December 31, 2013 and March 31, 2014 the Company has a valuation allowance against the state deferred tax assets in the amount of $82,000 and $150,000, respectively.

Accounting for Stock-Based Compensation

We will account for stock-based compensation to employees, including grants of employee stock awards and purchases under employee stock purchase plans, in accordance with ASC 718, Compensation — Stock Compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in our consolidated statements of operations based on their fair values. We will recognize stock-based compensation expense on a straight-line basis over the service period of the award.

In 2014 we issued Restricted Stock Units to key executives and members of our Board of Directors, none of which will vest at the time of this offering. The expected compensation charges at the time of the IPO, (assuming an initial public offering price of $10.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), is $           .

Results of Operations

The following table sets forth our consolidated results of operations as a percentage of total revenue for the periods shown.

	Year ended December 31,		Three Months ended March 31,
	2012	2013	2013	2014
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Direct operating costs	42.4%	40.8%	41.5%	44.8%
Selling and marketing	2.7%	2.4%	3.2%	2.7%
General and administrative	43.9%	45.3%	42.8%	50.0%
Research and development	4.0%	3.7%	4.3%	4.5%
Depreciation and amortization	6.8%	9.0%	8.2%	10.5%
Total operating expenses	99.8%	101.2%	100.0%	112.5%
Operating income (loss)	0.2%	(1.2)%	0.0%	(12.5)%
Interest expense – net	0.7%	1.3%	1.0%	1.9%
Other income – net	1.7%	2.2%	1.7%	(7.8)%
Income (loss) before provision (benefit) for income taxes	1.2%	(0.3)%	0.8%	(22.2)%
Income tax provision (benefit)	0.0%	1.4%	(0.1)%	(7.3)%
Net income (loss)	1.2%	(1.7)%	0.8%	(14.9)%

Comparison of the Years ended December 31, 2012 and 2013

	Year ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Revenues	$10,017	$10,473	$456	5%

Revenue.  Total revenue for 2013 was $10.5 million, an increase of $456,000 or 5% from revenue of $10.0 million for 2012. Total revenue for 2013 included $8.8 million of revenue from existing customers and $1.7 million of revenue from new customers. In comparison, total revenue for 2012 included $8.2 million of revenue from existing customers and $1.9 million of revenue from new customers. Of the $1.7 million of revenues from new customers for 2013, $1.5 million was attributable to customers of Metro Medical acquired on June 30, 2013, with the remaining revenue coming from customers acquired organically.

Revenue from new customers in 2013 offset a reduction of $607,000 in revenues during the period resulting from the loss of a large customer we acquired in an outsourcing arrangement with Medi/Tab in 2010 that was no longer a customer of ours in 2013. At the time we entered into this transaction, management recognized that we would not be providing services to those customers on a long-term basis, and structured the transaction as an outsourcing arrangement with referral fees that would be paid as a percentage of revenues we received. This allowed us to generate increased profits and cash flows during the period we serviced those customers.

%

	Year ended December 31,
	2012		2013		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Direct operating costs	$4,257	42.4%	$4,273	40.8%	$16	0%
Selling and marketing	266	2.7%	249	2.4%	(17)	(6%)
General and administrative	4,397	43.9%	4,743	45.3%	346	8%
Research and development	396	4.0%	386	3.7%	(10)	(3%)
Depreciation	263	2.6%	234	2.2%	(29)	(11%)
Amortization	416	4.2%	715	6.8%	299	72%
Total operating expenses	$9,995	99.8%	$10,600	101.2%	$605	6%

Direct Operating Costs.  Direct operating costs for 2013 were $4.3 million, essentially flat with direct operating costs for 2012. Salary cost in the U.S. increased by $386,000 from $778,000 in 2012 to $1.2 million in 2013, due to the acquisition of Metro Medical on June 30, 2013. We have since reduced personnel from Metro Medical, from 54 employees on June 30, 2013 to 13 employees on December 31, 2013. This increase in salary cost was offset by a reduction in referral fees by $421,000, from $544,000 in 2012 to $123,000 in 2013, as less revenue came from the Medi/Tab outsourcing arrangement requiring referral fees.

Selling and Marketing Expense.  Selling and marketing expense for 2013 was $249,000, a decrease of $17,000 or 6% from selling and marketing expenses of $266,000 for 2012. This decrease was due in part to lower spending on marketing and promotions.

General and Administrative Expense.  General and administrative expense for 2013 was $4.7 million, an increase of $346,000, or 8%, from general and administrative expenses of $4.4 million for 2012. Salary expense in the U.S. increased by $238,000, from $838,000 in 2012 to $1.1 million in 2013, due to the acquisition of Metro Medical. Legal and consulting fees increased by $241,000 in 2013 primarily due to the acquisition of Metro Medical and planned acquisitions of the Target Sellers. This was partly offset by an impairment charge of $126,000 recorded in 2012.

Research and Development Expense.  Research and development expense for 2013 was $386,000, essentially flat as compared to research and development expense of $396,000 for 2012.

Depreciation.  Depreciation for 2013 was $234,000, a decrease of $29,000 from depreciation of $263,000 for 2012.

Amortization Expense.  Amortization expense for 2013 was $715,000, an increase of $299,000 or 72% over amortization expense of $416,000 for 2012. This increase resulted from an increase in our intangible assets in connection with our acquisitions during 2012 and 2013, which are being amortized over three years.

	Year ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Interest income	$23	$24	$1	4%
Interest expense	97	160	63	65%
Other income – net	169	230	61	36%
Income tax provision	—	145	145

Interest Income.  Interest income for 2013 was $24,000, essentially flat with 2012.

Interest Expense.  Interest expense for 2013 was $160,000, an increase of $63,000 over 2012. This increase was primarily due to notes payable issued to the former owners of businesses acquired in 2012 and 2013.

Other Income.  Other income for 2013 was $230,000, compared to other income of $169,000 for 2012. Other income in both periods is primarily attributable to foreign currency transaction gains.

Income Tax Provision.  There was a $145,000 provision for income taxes for 2013, compared to approximately $0 for 2012. The tax provision was generated based on estimated 2013 effective tax rates and jurisdictional earnings mix, with taxable income in some jurisdictions despite a net loss on a consolidated basis. A valuation allowance was taken against deferred state tax assets because it is more likely than not, based on three years of cumulative losses at the state level, that they will not be realized. Pre-tax income decreased from $117,000 in 2012 to a pre-tax loss of ($33,000) for 2013.

Comparison of the Three Months ended March 31, 2013 and 2014

	Three Months ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Revenues	$2,237	$2,573	$336	15%

Revenue.  Total revenue for the three months ended March 31, 2014 was $2.6 million, an increase of $336,000 or 15% from revenue of $2.2 million for the three months ended March 31, 2013. Total revenue for the three months ended March 31, 2014 included $625,000 of revenue from customers we acquired from Metro Medical on June 30, 2013. This more than offset a decrease in revenue of $289,000 resulting from the loss of other customers.

	Three Months ended March 31,
	2013		2014		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Direct operating costs	$927	41.5%	$1,153	44.8%	$226	24%
Selling and marketing	71	3.2%	70	2.7%	(1)	(1)%
General and administrative	958	42.8%	1,286	50.0%	328	34%
Research and development	97	4.3%	116	4.5%	19	20%
Depreciation	52	2.3%	51	2.0%	(1)	(2)%
Amortization	131	5.9%	219	8.5%	88	67%
Total operating expenses	$2,236	100.0%	$2,895	112.5%	$659	29%

Direct Operating Costs.  Direct operating costs for the three months ended March 31, 2014 were $1.2 million, an increase of $226,000 or 24% from $927,000 of direct operating costs for the three months ended March 31, 2013. Salary cost in the U.S. increased by $128,000, from $191,000 in the three months ended March 31, 2013 to $319,000 in the three months ended March 31, 2014, due to the addition of eight employees in the U.S. resulting from the acquisition of Metro Medical on June 30, 2013, who are classified in direct operating costs. Salary cost in Pakistan increased by $103,000, from $524,000 in the three months ended March 31, 2013 to $627,000 in the three months ended March 31, 2014, as a result of 61 additional employees in Pakistan.

Selling and Marketing Expense.  Selling and marketing expense for the three months ended March 31, 2014 was $70,000, essentially flat with the three months ended March 31, 2013.

General and Administrative Expense.  General and administrative expense for the three months ended March 31, 2014 was $1.3 million, an increase of $328,000, or 34%, from general and administrative expenses of $958,000 for the three months ended March 31, 2013. Salary expense in the U.S. increased by $92,000, from $189,000 in the three months ended March 31, 2013 to $281,000 in the three months ended March 31,

2014. Salary expense in Pakistan increased by $88,000, from $258,000 in the three months ended March 31, 2013 to $346,000 in the three months ended March 31, 2014. In the three months ended March 31, 2014 the Company agreed to settle a liability of a referral fee payable to the former owner of Medi/Tab for $56,000, and reversed the accrued expense of $106,000 which reduced general and administrative expenses. Non-employee related costs in the U.S. increased by $84,000, from $258,000 in the three months ended March 31, 2013 to $342,000 in the three months ended March 31, 2014, in part due to rent and other expenses from the acquisition of Metro Medical. Legal and professional fees increased by $62,000 in the three months ended March 31, 2014, primarily due to pending acquisitions of the Target Sellers.

Research and Development Expense.  Research and development expense for the three months ended March 31, 2014 was $116,000, up $19,000 or 20% compared to research and development expense of $97,000 for the three months ended March 31, 2013.

Depreciation.  Depreciation for the three months ended March 31, 2014 was $51,000, flat with the three months ended March 31, 2013.

Amortization Expense.  Amortization expense for the three months ended March 31, 2014 was $219,000, an increase of $88,000 or 67% over amortization expense of $131,000 for the three months ended March 31, 2013. This increase resulted from our intangible assets acquired in connection with our acquisition of Metro Medical on June 30, 2013, which are being amortized over three years.

	Three Months ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Interest income	$8	$3	$(5)	(63)%
Interest expense	30	53	23	77%
Other income (expense) – net	37	(200)	(237)	(641)%
Income tax provision	(2)	(188)	(186)	9300%

Interest Income.  Interest income for the three months ended March 31, 2014 was $3,000, down $5,000 or 63% from $8,000 in the three months ended March 31, 2013, due to lower late payment fees from customers.

Interest Expense.  Interest expense for the three months ended March 31, 2014 was $53,000, an increase of $23,000 or 77% over the three months ended March 31, 2013. This increase was primarily due to interest on the loan from our founder and majority shareholder, used for this offering and acquisition expenses.

Other Income (expense) — net.  Other expense for the three months ended March 31, 2014 was $200,000, compared to other income of $37,000 for the three months ended March 31, 2013. A decline in the exchange rate of Pakistan rupees per U.S. dollar by 8% from December 31, 2013 to March 31, 2014, caused an exchange loss of $203,000 for the three months ended March 31, 2014, compared to an exchange gain of $25,000 for the three months ended March 31, 2013.

Income Tax Provision.  There was a $188,000 benefit for income taxes for the three months ended March 31, 2014, compared to a $2,000 tax benefit for the three months ended March 31, 2013. The 2014 tax benefit was estimated based on effective tax rate for the three months ended March 31, 2014. Pre-tax income decreased from $17,000 in the three months ended March 31, 2013 to a pre-tax loss of ($572,000) for the three months ended March 31, 2014.

Discussion of the Pro Forma Financial Results for the year ended December 31, 2013

	Historical MTBC			Pro Forma MTBC
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
Net revenue	100%	100%	100%	100%
Operating expenses:
Direct operating costs	45%	42%	41%	51%
Selling, general and administrative	40%	47%	48%	42%
Research and development	4%	4%	4%	1%
Depreciation and amortization	5%	7%	9%	29%
Total operating expenses	94%	100%	102%	123%
Operating income (loss)	6%	0%	(2%)	(23%)
EBITDA	13%	9%	10%	7%

Revenues.  Pro forma revenues for the year ended December 31, 2013 are $33.1 million, which includes $2.5 million of revenue generated from former customers of Metro Medical and the Target Sellers who were no longer customers of each respective company prior to our acquisition and $762,000 generated from customers of Metro Medical that we did not retain subsequent to the acquisition date. Accordingly, these pro forma revenues may not be reflective of the actual revenues we will generate from the customers we acquired or will acquire in these acquisitions.

Direct Operating Costs.  Pro forma direct operating costs are 51% of revenue, significantly higher than our historical range of 41% to 45%. We believe that by utilizing our technology and offshore labor force, we will be able to reduce direct operating costs as a percentage of the revenue we generate from customers of the acquired companies.

Selling, General and Administrative Expense.  Pro forma direct selling, general and administrative expense is 42% of revenue, at the low end of our historical range of 40% to 48%.

Research and Development Expense.  Pro forma research and development expense is 1% of revenue, significantly less than our historical 4%, which is reflective of our investment in our proprietary technology.

Depreciation and Amortization Expense.  Pro forma depreciation and amortization is 29% of revenue, significantly higher than our historical rates of 5% to 9%, due to amortization of intangibles from the acquisitions of the Target Sellers.

Operating Income (Loss).  Pro forma operating loss is (23%) of revenue, compared with our historical operating income ranging from an operating loss of (2%) to operating income of 6% of revenue. The pro forma results assume no change in the historical revenues or operating costs of the Target Sellers, except for the increase of depreciation and amortization, which increases from 9% to 29% of revenue.

Earnings Before Interest, Taxes, Depreciation and Amortization.  Pro forma EBITDA is 7% of revenue, compared to our historical range of 9% to 13% of revenue. The pro forma results assume no change in the historic revenues or operating costs of the Target Sellers.

We have historically consolidated operations of acquired businesses and reduced operating costs by terminating employment of the majority of the employees of the acquired companies, terminating or not assuming real property leases, and to the extent possible, utilizing low cost employees based in Pakistan. These actions are generally taken at closing or within a year thereafter, and we intend to do the same with the Target Sellers. Accordingly, an analysis of revenues, costs and expenses of the Target Sellers prior to their acquisition may not provide meaningful guidance as to the anticipated results after acquisition.

We expect that in the long-term, the proportional reductions in direct operating cost of the Target Sellers and future companies we acquire due to moving work offshore will be similar to our experience with Metro Medical, but will not be as extensive as the reductions in operating costs we achieved in connection with acquisitions we completed in previous years. Because we are acquiring all three Target Sellers simultaneously, we expect that the pace of cost reductions will be slower as compared to cost reductions we effected following our acquisition of Metro Medical.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2014. The information for each of these quarters has been prepared on a basis consistent with the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States (GAAP). This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Fiscal Quarter Ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited)
	(in thousands)
Net revenue	$2,365	$2,627	$2,608	$2,418	$2,237	$2,305	$2,947	$2,984	$2,573
Operating expenses:
Direct operating costs	967	1,190	1,116	984	927	917	1,337	1,092	1,153
Selling and marketing	67	83	77	40	71	49	65	64	70
General and administrative	977	1,272	1,029	1,118	958	1,217	1,356	1,213	1,286
Research and development	95	96	105	100	97	99	95	95	116
Depreciation and amortization	127	184	190	179	182	182	311	274	270
Total operating expenses	2,233	2,825	2,517	2,421	2,235	2,464	3,164	2,738	2,895
Operating income (loss)	132	(198)	91	(3)	2	(159)	(217)	246	(322)
Interest expense – net	2	24	21	26	22	25	38	51	50
Other income – net	16	71	19	63	37	59	135	(1)	(200)
Income (loss) before provision (benefit) for income taxes	146	(151)	89	34	17	(125)	(120)	194	(572)
Income tax provision (benefit)	—	—	—	—	(2)	(37)	18	165	(188)
Net income (loss)	$146	$(151)	$89	$34	$19	$(88)	$(138)	$29	$(384)
Net income (loss) per share
Basic and diluted	$0.03	$(0.03)	$0.02	$0.01	$0.00	$(0.02)	$(0.03)	$0.01	$(0.08)
Other Financial Data
EBITDA	$275	$57	$300	$239	$221	$82	$229	$519	$(252)

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside of our control. Our revenue growth in the third and fourth quarters of 2013 and first quarter of 2014 was primarily a result of our acquisition of Metro Medical, which was effective June 30, 2013. We also made smaller acquisitions which contributed to revenue increases in the second and third quarters of 2012, offsetting a decline in revenue in excess of $200,000 attributable to a large customer we acquired in an outsourcing arrangement with Medi/Tab in 2010 that is no longer a customer of ours.

Because we earn ongoing fees, a large percentage of each quarter’s revenue comes from clients that contributed to the revenues of the preceding quarter. The vast majority of our clients pay for services as a percentage of collections received, so our revenue is highly correlated with the underlying collections of our clients. There are seasonal factors that affect the total volume of patients seen and billed by our clients, which in turn impacts their collections and our revenue. The first quarter of each calendar year typically results in lower revenue for three reasons:

•	annual insurance deductibles mean that some claims which are accepted are not fully reimbursed by insurance, and collections are delayed by 60 days or more as patients are billed for their deductible after receiving an explanation from insurance

•	some doctors are slow in submitting claims at the beginning of the year, in an effort to shift deductibles to hospitals or other practices, to reduce the amount they must collect directly from patients (since patient payments are slower and are not always received)
•	there is a reduction of office visits by patients during the end-of-year holiday season, resulting in lower collections during the first quarter

Our quarterly direct operating costs and our general and administrative expenses increased whenever we purchased another RCM company. As we migrate clients to our technology and utilize our low-cost offshore workforce, costs and expenses typically decrease one or two quarters after each acquisition. Our historical results should not be considered a reliable indicator of our future results of operations.

Some of the increase in general and administrative expense in the second half of 2013 and first quarter of 2014 was due to expenses in preparation for becoming a public company.

Our depreciation and amortization expenses increased primarily as a result of the increase in intangible assets resulting from each acquisition subject to amortization.

Supplemental Information

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making, we supplement our consolidated financial statements presented on a basis consistent with GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

The following table contains a reconciliation of quarterly net income (loss) to EBITDA.

Reconciliation of net income (loss) to EBITDA

	Fiscal Quarter Ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited)
	(in thousands)
Net income (loss)	$146	$(151)	$89	$34	$19	$(88)	$(138)	$29	$(384)
Depreciation	60	61	54	51	52	52	75	54	51
Amortization	67	123	136	128	130	130	236	220	219
Interest expense – net	2	24	21	26	22	25	38	51	50
Income tax provision (benefit)	—	—	—	—	(2)	(37)	18	165	(188)
EBITDA	$275	$57	$300	$239	$221	$82	$229	$519	$(252)

Liquidity and Capital Resources

The following table summarizes our cash flows for the periods presented.

	Year ended December 31,		Three Months ended March 31,
	2012	2013	2013	2014
	(in thousands)
Net cash provided by operating activities	$559	$929	$97	$1
Net cash used in investing activities	(356)	(706)	(44)	(54)
Net cash provided by (used in) financing activities	(328)	33	189	(155)
Effect of exchange rate changes on cash	(15)	(26)	(6)	17
Net (decrease) increase in cash	(140)	230	236	(191)

Our ability to continue as a going concern is dependent on our ability to generate sufficient cash from operations to meet our cash needs and to raise funds to finance ongoing operations and repay debt. To date, our operations have been funded primarily by loans from our founder and principal stockholder, borrowings from commercial lenders and cash flow from operations. Our $1.2 million line of credit which matures in August 2014 was fully drawn at March 31, 2014, and we have no further availability thereunder. We believe our current cash and cash flow from operations, along with the anticipated net proceeds of this offering, will be sufficient to meet our working capital, capital expenditure and acquisition financing requirements for at least the next 12 months. However, if this offering is not completed in a timely manner and our line of credit is not renewed, we would need to obtain additional financing in order to repay amounts outstanding under the line of credit and operate our business.

To provide us with a contingency plan in the event we are unable to complete this offering in a timely manner or renew our line of credit prior to its current expiration date, we have obtained a support letter from the holder of our convertible note pursuant to which such investor has committed to provide us with financing in the amount of up to $1.2 million, in the form of equity, convertible notes, or some other instrument, if and as needed to enable us to continue as a going concern until May 31, 2015. In addition, we have obtained a support letter from Mahmud Haq, our Chief Executive Officer, pursuant to which he has notified us of his intent and ability to provide us with up to $400,000 in the form of equity or a loan. We do not anticipate that these commitments will be necessary following the closing of this offering.

If we are unable to close this offering, we believe that access to $1.6 million of capital from these sources along with the curtailment of expenses we have been incurring relating to this offering and the planned acquisition of the Target Sellers will allow us to continue operating until we begin generating sufficient additional cash from operations on a monthly basis, or obtain private financing to fund our operations. In concluding that these financing commitments will be available to us should we require them, we have reviewed investment account statements and credit reports of both parties to ensure their financial stability. We have also taken into consideration our prior experience with these parties and their willingness to provide us with funding upon reasonable terms when requested.

In addition, although we expect that the proceeds of this offering will provide us with sufficient funding to continue as a going concern for the foreseeable future, in order for us to grow and successfully execute our business plan, we may require additional financing which may not be available or may not be available on acceptable terms. If such financing is available, your percentage of ownership may be diluted. Failure to obtain financing when needed may have a material adverse effect on our financial position. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

Operating Activities

Cash provided from operating activities was $1,000 during the three months ended March 31, 2014, down $96,000 from $97,000 during the three months ended March 31, 2013. Net income decreased by $403,000 in part due to $226,000 of additional direct operating costs during the three months ended March 31, 2014 resulting from the acquisition of Metro Medical. In addition, we had $328,000 of additional general and administrative expenses due to the acquisition of Metro Medical and expenses related to this offering, a foreign exchange loss of $210,000 compared with a gain of $25,000 in the three months ended March 31, 2013, and an increase of $88,000 in non-cash adjustments of depreciation, amortization and impairment. Accounts receivable decreased by $38,000, compared with flat accounts receivable in the three months ended March 31, 2013. Accounts payable and other liabilities grew by $145,000, compared with an increase of $18,000 in the three months ended March 31, 2013.

Cash provided from operating activities was $929,000 during 2013, up $370,000 from $559,000 during 2012. Net income decreased by $295,000 in part due to higher operating expenses during the third quarter of 2013 resulting from the acquisition of Metro Medical, while non-cash adjustments of depreciation, amortization and impairment increased by $144,000. Accounts receivable increased by $22,000, compared with an increase of $119,000 in 2012. Accounts payable and other liabilities grew by $190,000, compared with a decrease of $80,000 in 2012.

Investing Activities

We have grown through acquisitions, and historically have structured acquisitions in a way that minimizes upfront cash outlays and relies primarily on promissory notes payable to the sellers. The acquisition of the Target Sellers is contemplated to be financed with a combination of cash and stock, to be issued upon the closing of this offering.

After completion of each acquisition, we have generally restructured operations of the acquired company, reducing costs by shifting labor costs from the U.S. to Pakistan. This has allowed us to minimize the cash used in investing activities and provides us with financing largely serviced by cash flow from the businesses acquired. We anticipate that there will be additional opportunities to acquire similar businesses in the future, and management will evaluate each opportunity for future profitability and cash flow potential. Future acquisitions may be financed by a combination of equity, debt, promissory notes issued to the sellers and/or cash on hand. There is no assurance that we will be able to achieve the same level of cost savings in the future or do so as quickly as we have in the past.

Cash used in investing activities during the three months ended March 31, 2014 was $54,000, an increase of $10,000 over $44,000 during the three months ended March 31, 2013. Capital expenditures during the three months ended March 31, 2014 were $54,000, an increase of $15,000 over a net of $39,000 during the three months ended March 31, 2013. We had no net advances to our founder and principal stockholder during the three months ended March 31, 2014, compared with $5,000 of net advances to our founder and principal stockholder in the three months ended March 31, 2013.

Cash used in investing activities during 2013 was $706,000, an increase of $350,000 over $356,000 during 2012. Net advances made to our founder and principal stockholder were $154,000 during 2013, compared with $116,000 of net repayments of advances from our founder and principal stockholder in 2012. Cash used for acquisitions during the period decreased by $44,000, from $319,000 to $275,000, and capital expenditures increased by $125,000.

Financing Activities

Cash used in financing activities during the three months ended March 31, 2014 was $155,000, compared to $189,000 of cash provided by financing activities in the three months ended March 31, 2013. During the three months ended March 31, 2014, there was a $162,000 increase in net repayments on notes payable. We borrowed $1,000,000 in the three months ended March 31, 2013 from our founder and principal stockholder, which was used to finance costs related to this offering and to make payments related to our 2012 acquisitions. We borrowed a net additional $200,000 from our line of credit with TD Bank during the three months ended March 31, 2014, and repaid $571,000 from our line of credit in the three months ended March 31, 2013. Average monthly borrowings from the line of credit were $321,000 in the three months ended March 31, 2014 compared to $68,000 in the three months ended March 31, 2013.

Cash provided by financing activities during 2013 was $33,000, compared to $328,000 cash used by financing activities in 2012. We borrowed a net of $885,000 from our founder and principal stockholder, which was used to finance IPO-related costs and to make payments related to our 2012 acquisitions, and issued a $500,000 convertible note during 2013. During 2013, there was a $338,000 increase in net repayments on loans from acquisitions and $198,000 in additional borrowings from our line of credit with TD Bank compared to 2012. Average monthly borrowings from the line of credit were $427,000 in 2013 compared to $386,000 in 2012.

We have a fully drawn $1.2 million line of credit which renews annually at the option of the lender, and currently expires in August 2014. If this offering is not completed and the line of credit were not renewed, we would need to obtain additional financing to repay amounts outstanding under this line of credit and continue operating as a going concern, as described above.

Credit Facilities

Line of Credit

We obtained a $400,000 revolving line of credit from TD Bank in January 2011, which was increased to $750,000 in March 2012, and to $1,215,000 on September 30, 2013. The line of credit bears interest at a variable rate equal to the Wall Street Journal prime rate from time to time in effect plus 1% (4.25% as of March 31, 2014). The line of credit is collateralized by all of our assets and is guaranteed by our founder and principal stockholder. The outstanding balance on the line of credit was $571,000 as of December 31, 2012, $1.0 million as of December 31, 2013, and $1.2 million on March 31, 2014. The line of credit will terminate and amounts thereunder will become payable on August 29, 2014 unless it is further extended by the lender.

Founder Loan

In February 2013, our founder and principal stockholder advanced us a loan of $1,000,000, of which a portion was used to repay the outstanding balance on our revolving credit line with TD Bank. The loan bears interest at an annual rate of 7.0%. The outstanding principal of this loan, currently in the amount of $736,000, together with accrued interest, is due in one installment on July 5, 2015.

Convertible Debt

In September 2013, we issued a convertible note in the principal amount of $500,000 to an accredited investor, which bears interest at an annual rate of 7.0%. Upon the completion of this offering, the outstanding principal of this loan, together with accrued interest, will be automatically converted into shares of the our common stock, with the number of shares to be issued upon conversion equal to the quotient of (a) the aggregate amount of outstanding principal plus accrued and unpaid interest on this note on the closing date of this offering, divided by (b) ninety percent (90%) of the offering price. All outstanding principal plus accrued and unpaid interest on this note will be due in one installment on March 23, 2016 if we don’t close this offering by that date. At the time of issuance of this note, $39,000 of the principal amount was considered to be the value of the embedded derivative (the conversion feature) and has been recorded in equity. One thirtieth of this amount is accreted monthly until the closing of this offering, and is considered a non-cash interest expense.

Contractual Obligations and Commitments

We have contractual obligations under our line of credit, and notes issued in connection with our previous acquisitions. We also maintain operating leases for property and certain office equipment. The following table summarizes our long-term contractual obligations and commitments as of December 31, 2013. Other than the founder loan and the convertible note discussed above, there was no material change in our contractual obligations during 2013 or the first three months of 2014.

	Payments Due by Period
	(in thousands)
As of March 31, 2014	Total	Current Year	1-3 Years	4-5 Years	More than 5 years
Borrowings under lines of credit	$1,215	$1,215	$—	$—	$—
Convertible note(1)	500	—	500	—	—
Notes payable – related party(1)	736	—	736	—	—
Notes payable – other(1)	75	71	4	—	—
Operating lease obligations – related party(2)	331	124	207	—	—
Operating lease obligations – other(2)	—	—	—	—	—
Acquisition promissory notes(1)	962	540	422	—	—
Total Contractual Obligations	$3,819	$1,950	$1,869	$—	$—

(1)	The interest rate related to the convertible note, related party note, other notes payable and promissory notes was 7.0%, 7.0%, 5.0% and 5.0%, respectively, as of March 31, 2014 and the contractual interest expenses are not included in the table.
(2)	Represents minimum rent payments for operating leases under their current terms, all of which are cancellable with 90 days’ notice or less.

We have received a support letter from the holder of the Company’s convertible note which demonstrates the holder’s commitment to provide financial support to us in the amount up to $1.2 million, in the form of purchasing stock, convertible notes, or some other instrument, if and as needed to enable us to continue as a going concern until May 31, 2015. Mahmud Haq, our Chief Executive Officer, has also committed, if necessary, to contribute additional capital in the amount up to $400,000. It is not anticipated that these commitments will be necessary following the closing of this offering.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2013 and March 31, 2014 we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space, computer equipment and other property, we do not engage in off-balance sheet financing arrangements.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations, and cash flows.

In February 2013, the FASB issued amended guidance on the disclosure of accumulated other comprehensive income. The amendments to the previous guidance require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of operations or in the notes, significant amounts reclassified from accumulated other comprehensive income to the statement of operations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we are irrevocably electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

However, as an “emerging growth company”, we intend to rely on exemptions available under the JOBS Act under which we will not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange risk.  Our results of operations and cash flows are subject to fluctuations due to changes in the Pakistan rupee. None of our consolidated revenues are earned outside the United States. In 2012, 2013 and the three months ended March 31, 2014, 51%, 48% and 49%, respectively, of our total expenses occurred in our subsidiary in Pakistan and were incurred in Pakistan rupees. Fluctuations in currency exchange rates could harm our business in the future. Because a significant portion of our expenses is incurred outside the United States but our revenue is denominated in U.S. dollars, a 10% adverse change in foreign exchange rates would have a 5% adverse impact on our costs, which would cause our margins to differ materially from expectations.

As our scale grows, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. To date, we have not entered into any foreign currency hedging contracts, and we have no immediate plans to do so in the near future.

Liquidity risk.  As of December 31, 2013 we held approximately $440,000 of cash in a bank in Pakistan and we held approximately $277,000 of cash in this bank on March 31, 2014. The banking system in Pakistan does not provide deposit insurance coverage. We generally wire funds to Pakistan from the U.S. near the end of each month to be used for payroll and other operating expenses in the following month, with the payroll payments being made by our Pakistani subsidiary in the first week of such month.

We have a transfer pricing agreement with our Pakistani subsidiary, and our Pakistani subsidiary is required under applicable law to generate an arms-length profit. Accordingly, monthly payments due from us to our Pakistani subsidiary for the services it provides to us are in an amount sufficient for it to generate a profit. However, our actual payments to our Pakistani subsidiary for these services are in a lesser amount, which covers just the actual costs incurred by our subsidiary. The excess amount owed by us but not paid to our Pakistani subsidiary is treated as a dividend from the Pakistani subsidiary to us. Accordingly, we record a current tax liability on our financial statements to cover U.S. taxes on that dividend. We plan to repatriate all earnings and profits generated by our Pakistani subsidiary. Therefore, we recognize a deferred tax liability on the cumulative balance of earnings and profits, as reduced by the amount treated as a dividend, at the federal tax rate.

Impact of inflation.  We do not believe that inflation has had a material effect on our business, financial condition or results of operations. To date, inflationary pressures experienced by our operations in Pakistan, which are funded by revenues we generate in the U.S., have been offset by declines in the Pakistan rupee to U.S. dollar exchange rate. However, if our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Related Party Transactions

We have engaged in a number of related party transactions. See the notes to our financial statements for the years ended December 31, 2013 and 2012, as well as our unaudited financial statements for the three months ended March 31, 2014, as well as “Certain Relationships and Related Party Transactions” included in this prospectus.

BUSINESS

Overview

MTBC is a healthcare information technology company that provides a fully integrated suite of proprietary web-based solutions, together with related business services, to healthcare providers practicing in ambulatory settings. Our integrated SaaS platform is designed to help our customers thrive in the midst of the rapidly changing healthcare industry, which is being reshaped by the Affordable Care Act and other legal and industry developments. Our solutions enable our clients to increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. We employ a highly educated workforce of approximately 1,070 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees, thus enabling us to deliver our solutions at competitive prices. As of March 31, 2014, we served approximately 1,030 healthcare providers, and after giving effect to the acquisition of the Target Sellers, we will serve approximately 2,030 providers.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services they need to address industry challenges, including the Affordable Care Act, on one unified SaaS platform. We deliver powerful, integrated and easy-to-use ‘big practice solutions’ to small and medium practices, which enable them to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro includes:

•	Practice management software and related tools and applications, which facilitate the day-to-day operation of a medical practice;
•	Electronic health records (or EHR), which are easy to use, highly ranked, and allow our customers to reduce paperwork and qualify for government incentives;
•	Revenue cycle management (or RCM) services, which include end-to-end medical billing, analytics, and related services; and
•	Mobile Health (or mHealth) solutions, including smartphone applications that assist patients and healthcare providers in the provision of healthcare services.

Several emerging trends, such as the shift to quality-based reimbursement, the emerging focus on improving the coordination of care, and the increased reporting requirements of both government entities and commercial insurers, are creating incentives for healthcare providers to implement technologies that help them meet the needs of the changing healthcare environment. Adoption of EHR solutions is accelerating as more providers realize the benefits of using technology solutions. Government initiatives and legislation have provided additional financial incentives and implementation support for healthcare providers to adopt EHR solutions. We believe that with our fully integrated, end-to-end solution and cost-effective offshore model, we are competitively positioned to penetrate the ambulatory healthcare IT market and to take advantage of these trends.

We believe that our ability to offer an integrated suite of SaaS solutions at attractive prices provides us with a significant competitive advantage, particularly in comparison to regional RCM companies who generally offer a limited range of services. For instance, in addition to our core offerings of practice management, EHR and RCM software, we also provide integrated clinical decision support tools, insurance eligibility verification, patient engagement and education materials as part of our base set of solutions, which our customers can utilize at no additional cost. We also offer coding, consulting and transcription as a separate set of billed services. We believe that our broad range of solutions increases our ability to attract and retain customers over the long term. For example, customers utilizing our practice management and RCM services together with our EHR solution renew their contracts with us at higher rates than customers who do not utilize our EHR solution.

As of March 31, 2014, we served approximately 420 practices representing approximately 1,030 providers (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services), practicing in approximately 50 specialties and subspecialties, in 36 states. Pro forma for the acquisition of the Target Sellers, as of March 31, 2014, we served approximately 930 practices representing approximately 2,030 providers, practicing in approximately 50 specialties and subspecialties, in 40 states. As of December 31, 2013, we served approximately 450 practices representing approximately 1,110 providers, practicing in approximately 50 specialties and subspecialties, in 36 states. Approximately 98% of the practices we serve consist of one to ten providers, with the majority of the practices we serve being primary care providers. However, our solutions are scalable and are appropriate for larger healthcare practices across a wide range of specialty areas. In fact, our largest customer is a hospital-based group with more than 120 providers. We have no significant customer concentration and no individual customer, either before or after the acquisition of the Target Sellers, accounts for more than ten percent of our revenue.

Our growth strategy primarily involves acquiring smaller RCM companies and then migrating the customers of those companies to our solutions. The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than a 5% share of the market. We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers. During 2012, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. Most recently, we acquired customers comprising approximately 85% of the revenue of Metro Medical Management Services, Inc. on June 30, 2013 for a purchase price of $1.5 million, of which $275,000 was paid in cash at closing with the balance to be paid in 24 monthly installments with the final installment to be paid in August, 2015. Based in New York City, Metro Medical provides RCM services to physicians in New York and New Jersey and generated revenues of approximately $3.3 million in 2012, of which approximately $2.7 million represented revenues from the customers we acquired. As of March 31, 2014, we served approximately 149 providers we acquired from Metro Medical, representing 75 practices in various specialties, including dermatology and internal medicine.

In the three months ended March 31, 2014, 42% of our revenues were generated from customers who were obtained through strategic transactions with regional RCM companies. The standard fee for our complete, integrated, end-to-end solution is 5% of a practice’s healthcare-related revenues plus a one-time setup fee, and is among the lowest in the industry. For the twelve months ended March 31, 2014, without giving effect to the acquisition of the Target Sellers, our total revenue was $10.9 million, our net loss was ($581,000), and our EBITDA was $578,000. For information on how we define and calculate EBITDA, and a reconciliation of net income to EBITDA, see the section titled “— Summary Consolidated Financial — Other Financial Data.” Pro forma for the acquisition of the Target Sellers, our total revenue for the twelve months ended March 31, 2014 was $32.5 million, net loss was ($5.3 million), and EBITDA was $2.2 million.

Industry Overview

The American healthcare industry is in a state of transformation. According to a recent report issued by the Institute of Medicine, approximately $2.6 trillion was spent in the United States on healthcare in 2011, of which $750 billion was wasteful spending that does not improve the quality of care that patients receive. An April 2012 study cited by Health Affairs, a health policy journal, estimates that between $476 billion and $992 billion of healthcare spending in 2011 was wasted, with a third of that waste being funded by Medicare and Medicaid programs. Healthcare spending in the United States is widely viewed as growing at an unsustainable rate, and policymakers and payers are continuously seeking ways to reduce that growth.

Presently, there are more than 500,000 U.S. physicians practicing in ambulatory care settings and it is estimated that approximately 70% of these providers are practicing in groups with 10 or fewer physicians. For decades, the U.S. healthcare delivery system has been characterized by a vast cottage industry of small, independent practices functioning in a fee-for-service environment. However, as a result of both incentives and burdensome requirements placed on healthcare providers by government officials and commercial payers in response to increased healthcare spending and related waste, healthcare providers are beginning to consolidate their practices, better coordinate their services and reduce costs associated with redundancy.

Legislative Reform

The Congressional Budget Office (CBO) estimates that the signing of the Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 will increase the number of nonelderly Americans with health insurance by approximately 32 million by 2016. This increase puts pressure on government officials to contain the costs of Medicare and Medicaid programs and to reduce expenses associated with redundancy by promoting new delivery models like Accountable Care Organizations (ACOs) and Shared Savings programs that reward healthcare providers for managing care in a cost-efficient manner. The ACO model encourages consolidating the provision of care and replaces the fee-for-service payment model which rewarded the quantity of services provided with a performance-based model that seeks to reward quality of care and outcomes, not simply volume.

The federal government has also enacted a financial incentive program through the 2009 Health Information Technology for Economic and Clinical Health Act (HITECH Act) for healthcare providers who demonstrate “meaningful use” of a certified electronic health records technology. Under the HITECH Act, subject to sequestration adjustments, healthcare providers that demonstrate “meaningful use” could, before giving effect to any sequester cuts, earn bonuses totaling up to $44,000 over five years through Medicare and up to $63,750 over six years through Medicaid. Eligible providers that do not demonstrate meaningful use will face a penalty in the form of a reduction in reimbursement beginning in 2015. Although these payment programs are of limited duration, we believe they have shifted buying patterns since they were instituted, with many healthcare providers accelerating their purchase of EHRs. We expect that these incentives, together with reductions in Medicare reimbursement that will be imposed starting in 2015 for failure to demonstrate meaningful use, will continue to drive EHR adoption.

The federal focus on quality of care and a compensation model that rewards performance instead of volume will inevitably force providers and their staff to focus more time on patient care and quantifying outcomes, putting even more pressure on medical providers to better manage their administrative functions and straining their profitability. In keeping with the focus on quality care, CMS has initiated the Physician Quality Reporting System, which is a reporting program that provides an incentive for participating and penalties for failure to do so for eligible providers. Providers must report data on quality measure for covered Physician Fee Schedule services furnished to Medicare Part B beneficiaries. We believe that practice management, EHR and clinical software tools and technologies which engage patients more actively in the rendering of their care will allow providers to better measure and report this data to obtain government incentives and avoid penalties.

Increasing Reimbursement Complexity and Barriers

Both commercial and governmental payers have increased their scrutiny of medical bills submitted by healthcare providers for payment, requiring detailed notes, precise modifiers, and timely follow up. Increasing complexity in the reimbursement process, such as changes in claims coding standards, have placed additional administrative burdens on providers. In particular, the implementation of International Classification of Diseases, Tenth Revision, Clinical Modification (commonly referred to as ICD-10-CM) in October 2015, will increase the number of possible medical codes to be used by healthcare providers for classifying diagnoses and reasons for medical visits from approximately 13,000 codes to in excess of 68,000 codes. In addition, commercial payers continually update their reimbursement rules based on ongoing monitoring of consumption patterns, in response to new medical products and procedures, and to address changing employer demands.

Further complicating the reimbursement process for healthcare providers is the recent proliferation of health plan designs. Health insurers have introduced a wide range of benefit structures, many of which are customized to the unique goals of particular employer groups. This has resulted in an increase in rules regarding who is eligible for reimbursement for healthcare services, what healthcare services are eligible for reimbursement, and who is responsible to pay for healthcare services delivered. Customized health plans have also resulted in more plans that require a larger portion of patient responsibility, such as High Deductible Health Plans or plans with little coverage other than negotiated discounts, thereby increasing the burden on practices to manage and pursue receivables directly with the patient.

Providers who are not leveraging an EHR system with RCM and practice management solutions will be forced to invest a great deal of time and money to accurately and timely submit claim information,

aggressively follow up on claims, and stay up to date on all the latest submission regulations and requirements, which vary by payer. Without the proper tools, many medical providers will not be able to keep abreast of advances in medicine and at the same time manage the increasing complexity of their practices.

Traditional Practice Tools Are Not Well-Suited to the Modern Medical Practice

Today’s typical medical practice confronts a multitude of administrative tasks with respect to each patient encounter, beginning with scheduling the patient’s appointment, and continuing with documentation and insurance verification requirements upon arrival, clinical documentation of the visit, and claim submission and follow-up. With the significant additional burdens placed on healthcare providers by the changing environment, the adoption of innovative software solutions are critical to providers, as legacy systems may not adequately support their needs. In particular, locally installed software applications utilized by many providers are often not sufficiently comprehensive, and routine upgrades to these systems that are required as the healthcare industry changes are more difficult to effect as compared to web-based solutions.

Despite increasingly advancing clinical technologies, the administrative functions of the healthcare industry, and particularly for smaller medical offices, are largely antiquated. Many healthcare providers satisfy these administrative tasks by both hiring staff and purchasing multiple pieces of software, or by outsourcing their needs to third party RCM and practice management companies. Many providers outsource these tasks to a variety of vendors, engaging different vendors for each of their practice management, EHR and RCM needs. This piecemeal approach presents challenges to providers who are required to familiarize themselves with multiple vendors and disparate systems with different styles and interfaces to handle day-to-day items. Moreover, the disparate software systems utilized by a practice generally do not effectively communicate with each other, and providers find themselves having to spend additional time dealing with IT issues for which they are ill-equipped to resolve.

As medical groups and entities evolve and emerge into coordinated delivery systems, and providers are under increased pressure to obtain quantifiably successful outcomes for patients, demand will further increase for robust technologies that fill the needs for the creation, storage, analysis and reporting of healthcare data as well as the need for communication between providers and between providers and patients. EHR software, Personal Health Record software as well as practice management systems are all part of the technology solution that healthcare reform will rely upon for its successful adoption and implementation. Although EHR technology provides many benefits for today’s healthcare practice, its adoption imposes economic cost and requires providers to spend time becoming familiar with its use. However, we believe that the effective use of these technologies will be the difference between smaller practice groups that survive and flourish in the era of healthcare reform and those that do not.

Many physician practices outsource their time-consuming but vital RCM services to a local RCM service provider. RCM companies assist medical providers with the entire medical billing process, from the input of patient information to create a medical billing claim, to the reimbursement from the payer and payment to the healthcare provider. However, today’s smaller RCM companies have been largely unable to deliver a complete management solution that integrates with other modern technologies available to medical providers. The RCM service industry is highly fragmented, with many local and regional billing companies serving smaller medical practices. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than a 5% share of the market.

Local and regional RCM companies typically rely on a local workforce to perform the claim submission and follow-up tasks on behalf of their customers. In an effort to remain competitive in the industry, many of these billing companies supplement their workforce by leasing medical billing software from large distributors. These RCM companies then leverage their workforce and the technology of the large distributors to reduce administrative tasks of their healthcare provider customers. Although many regional RCM and medical practice management companies recognize the shortcomings of their approach, their limited size and resources make it difficult for them to offer an integrated SaaS solution combining RCM, practice management and EHR solutions at a competitive price. We believe that the industry is ripe for consolidation and that providers of sophisticated, integrated practice management, EHR and RCM solutions will be able to acquire regional RCM companies at reasonable prices and transition many of the customers of those companies to their solutions.

The failure of RCM companies to deliver a complete solution becomes more pronounced in light of current incentives offered by the federal government to providers who systematically report clinical information and adopt EHR and electronic prescribing technologies. Without the ability to fully integrate their RCM systems with EHR technology, third party RCM companies are disadvantaged in the market and their healthcare provider customers must choose to either purchase standalone EHR software along with their existing billing platform or find a healthcare IT company that can offer both products.

We believe that the combination of these incentives and stressors will prompt providers to move towards outsourcing their practice management and administrative functions to organizations that provide sophisticated software and ancillary services to manage a modern medical practice. These tools enable smaller practices to streamline their workflow and reduce their costs, allowing them to grow their practice.

MTBC’s Solution

Our fully integrated suite of technology and business service solutions is designed to enable healthcare practices to thrive in the midst of a rapidly changing environment in which managing reimbursement, clinical workflows and day-to-day administrative tasks is becoming increasingly complex, costly and time-consuming. Our end-to-end solution, marketed as PracticePro, combines clinical and practice management software with critical business services and knowledge driven tools.

PracticePro empowers healthcare practices with the core software and business services, on one unified SaaS platform, to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. Our primary platform is web-based and is regularly updated to ensure that our customers stay on the leading edge of industry developments, payer reimbursement changes and developing regulations. PracticePro customers are able to leverage our RCM services, EHR solutions, practice management software and related services, including transcription, document indexing, coding, coding audit support, and consulting services.

We believe that our web-based platform provides a compelling and cost-effective solution to healthcare providers for the following reasons:

Comprehensive Solution.  PracticePro users are able to fully leverage our practice management, EHR and RCM solutions and services, patient engagement applications, business intelligence and clinical decision support tools, mobile health applications, insurance eligibility verification, customized website design and hosting service, meaningful use coaching service, automated patient reminder services, and more. By utilizing our solutions, our customers’ healthcare IT solutions and related RCM needs are provided by a single vendor, which reduces costs and complexities as compared to providers adopting a piecemeal approach to their practice management, EHR and RCM needs.

Fully Integrated Platform.  We believe that an integrated platform is not only critical to our ability to deliver superior results to our customers in the rapidly changing healthcare environment, but is becoming a threshold requirement for our customers’ survival in the emerging healthcare landscape. This integration ensures that data flow freely between applications, thereby reducing a practice’s administrative burden and the possibility of error, while enhancing the usefulness of that same data. We believe that our platform can be effectively leveraged by our customers to make better business and clinical decisions, while streamlining workflows and reducing administrative burdens, with the net effect of reducing operating costs and increasing revenues. As pressures from both commercial and governmental payers continue to mount, our business intelligence and clinical data management modules, patient engagement applications, clinical decision support tools, interoperable architecture, coding and similar services, will be of increasing importance.

Cost-Effective Pricing.  We believe that our proprietary web-based software and cost-effective workforce in Pakistan allow us to competitively price our products and services. Our comprehensive PracticePro solution is priced at 5% of collections plus a one-time setup fee. Our percentage-based fee structure ensures that our financial interests are aligned with those of our customers. This price-point is especially attractive to practices and specialties that are characterized by a relatively high volume of claims and low reimbursement per claim, such as most primary care practices. Our 5% fee for the services we provide is among the lowest in our industry. Moreover, unlike most traditional RCM companies, our offering includes an integrated EHR solution, practice management solution and dozens of other business services and applications. We regularly update our SaaS platform with the goal of staying on the leading edge of industry developments, payer reimbursements trends and new regulations.

Superior Customer Service.  Our customers benefit from our larger scale and greater personnel resources as compared to regional RCM companies, which allows us to more effectively service our customers and respond to their individual needs. We employ more than 800 individuals who provide support to our customers, including around-the-clock technical support and patient billing assistance services, insurance registration, claim processing and follow-up, patient telephone support, training, coding, transcription, document indexing, meaningful use coaching, account management, business analysis and more. In addition, with approximately 170 technical team members who are focused solely on research, development and maintenance of our integrated SaaS platform and its connections with third-party software applications, databases and health information exchanges, we provide our customers with state-of-the-art products and services.

Our Strategy

Our objective is to become the leading provider of integrated, end-to-end software and business service solutions to healthcare providers practicing in an ambulatory setting. To achieve this objective, we employ the following strategies:

Provide comprehensive practice management, electronic health records, revenue cycle management and mobile health solutions to small and medium size healthcare practices.  We believe that physician practices require an integrated, end-to-end solution to manage the different facets of their businesses, from clinical documentation to claim submission and reporting, and that there are a limited number of companies in our industry that offer this complete solution to physicians. We believe that our software and service offerings provide physician practices with a complete solution. In fact, our clients who make the greatest use of our product offering are more likely to renew their contracts with us. For example, during 2012 and 2013, our renewal rates were 90% for revenue cycle management clients who were also users of our EHR, and renewal rates were at least 95% for revenue cycle management customers who were meaningful users of our EHR (i.e., those who successfully attested for meaningful use and earned a bonus under the HITECH Act).

Provide exceptional customer service.  We realize that our success is tied directly to our customers’ success. Accordingly, a substantial portion of our highly trained and educated workforce is devoted to customer service activities. In addition, the price of our integrated SaaS and business services suite is structured to provide us with an incentive to deliver excellent performance that increases our customers’ revenues. We work closely with our customers to ensure that their practices fully benefit from our complete suite of end-to-end solutions and expect to continue to focus on delivering exceptional service to our customers.

Leverage significant cost advantages provided by our skilled offshore workforce.  Our unique business model includes our web-based software and a cost-effective offshore workforce primarily based in Pakistan. We believe that this operating model provides us with significant cost advantages compared to other RCM companies. In addition, it allows us to significantly reduce the operational costs of the companies we acquire. Our offshore offices in Pakistan offer a highly educated and skilled work force providing the bulk of our customer service and product development and maintenance activities at half the cost of comparable India-based operations. In addition, our comprehensive web-based software platform gives us the ability to automate many of the manual processes that RCM companies in our industry currently face, thus reducing many redundant tasks.

Pursue strategic acquisitions.  As of March 31, 2014, approximately 27% of our current practices were obtained through strategic transactions with regional RCM companies (before giving effect to the acquisition of the Target Sellers). Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers. During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. Most recently, on June 30, 2013, we acquired approximately 180 providers from Metro Medical Management Services, Inc., representing 102 practices in various specialties, including dermatology and internal medicine. Upon the closing of our acquisition of the Target Sellers, we will acquire three additional RCM companies, which as of March 31, 2014 served approximately 1,000 providers, representing approximately 510 practices, practicing in over 20 specialties and subspecialties, across 23 states. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. Although we are not currently a party to formal or informal agreement or understanding regarding an acquisition other than with respect to the Target Sellers, we have participated in preliminary communications with 16 acquisition targets who have self-reported revenue of approximately $170 million. We intend to continue to pursue strategic acquisitions that we believe will deliver growth in our revenues and profitability and allow us to take advantage of greater economies of scale.

Increase sales and marketing efforts.  As a result of our acquisition of the Target Sellers and increased capital upon completion of this offering, we expect to increase the number of employees devoted to our sales and marketing efforts. We intend to hire sales and marketing executives to spearhead our customer acquisition initiative, who will recruit regional salespeople and enhance our team of marketing and communications professionals. We believe that these new team members will also be able to successfully leverage the Target Sellers’ network of relationships and our existing infrastructure. By devoting greater resources to sales and marketing, we expect that our organic growth will increase more rapidly, as our current organic growth is driven primarily by customer referrals and internet search engine optimization techniques.

Continuously develop new features and service offerings to meet the needs of our customers.  We introduce new features and services to our customers on a regular basis. Some of these services are incorporated into PracticePro and others can be purchased as a standalone service. We have recently introduced additional services such as practice management consulting, coding services and audits. We believe that continuously expanding our service offerings enables us to better adapt to the changing needs of the healthcare industry and meet any new challenges our customers may have while increasing and diversifying our revenue stream.

Leverage strategic partnerships.   A portion of our current customers were initially referred to MTBC by one of our existing or former channel partners. We recently entered into new channel partnership agreements with various industry-leading vendors, including another leading electronic health record vendor and a paper-based clinical solution vendor. In conjunction with these partnerships, we help ‘round-out’ our partners’ service offerings, while receiving referrals and sharing a portion of our revenues with our partners.

Our Products and Services

We offer a suite of fully-integrated, web-based proprietary SaaS applications and business services designed for healthcare providers. Our products and services offer healthcare providers a unified solution designed to meet the healthcare industry’s demand for the delivery of cost-efficient, quality care with measureable outcomes. The four primary components of our proprietary web-based suite of services are: (i) practice management applications, (ii) a highly ranked certified EHR solution, (iii) RCM solutions and services and (iv) mobile health solutions. Each component is accompanied by a variety of complementary tools and applications designed to enhance the software’s function and optimize the healthcare practice’s efficiency. Our flagship product, PracticePro, offers all four components in one seamlessly-integrated, end-to-end solution. Our web-based EHR solution is also available to customers as a standalone product. We regularly update our software platform with the goal of staying on the leading edge of industry developments, payer reimbursements trends and new regulations.

Web-based Practice Management Application

Our proprietary, web-based practice management application automates the labor-intensive workflow of a medical office in a unified and streamlined SaaS platform. The various functions of the platform collectively support the entire workflow of the day-to-day operations of a medical office in an intuitive and user-friendly format. A simple, individual and secure login to our web-based platform gives physicians, other healthcare providers and staff members access to a vast array of practice management data available at any time, which they can access at the office or from any other location where they can access the Internet. By adjusting the parameters of each user’s rights, a practice administrator can easily keep sensitive practice information confidential. Users can customize the “Practice Dashboard” to display only the most useful and relevant information needed to carry out their particular functions. We believe that this streamlined and centralized automated workflow allows providers to focus more of their time on delivering quality patient care rather than office administration.

Web-Based Practice Management Dashboard

Presented below is a screen shot of the Practice Management Dashboard that a typical healthcare provider or administrator would view after logging on to our Web-based platform, based on customized settings previously selected by the provider’s practice administrator.

The practice management system is focused around certain key functions that are central to a practice’s work-flow, including: the practice dashboard; practice scheduler; online patient insurance eligibility verification; practice and business analysis reporting; and secure support messaging. Those functions are enhanced by a number of additional functions such as appointment reminder calls, patient check in, daily work confirmation, the pending transaction list and the cash register.

•	Practice Management Dashboard. Providers have access to a wealth of customizable information from the Practice Management dashboard screen, which includes dozens of applications or “widgets,” which can generate a host of financial and practice analysis reports.
•	Practice Scheduler. The scheduler is vital to a medical practice’s daily functioning, as it sets and controls the daily workflow and the tasks and functions that must be completed. This component allows providers to set office hours, holidays, and appointment guidelines and view information about patient appointments and medical information, including check-out notes. The scheduler also lets providers view detailed patient balance information, such as whether a patient’s account is in collections; document patient payments; and prints customized bills, receipts, and more.
•	Online Patient Insurance Eligibility. Our real-time eligibility verification system allows providers to receive instant notification of a patient’s insurance eligibility after entering only basic demographic information into the system. This service integrates with our web-based RCM platform and EHR solution through the online scheduling function, which refreshes on a continuous basis ensuring that the eligibility information is accurate and up-to-date. Providers can view real-time detailed deductible, co-payment, and co-insurance information across key government and commercial insurance payers. This feature eliminates the need for repeated calls to insurers to determine insurance eligibility, and reduces lost revenue, delays and errors in eligibility verification.
•	Practice and Business Intelligence Reporting. Through our robust reporting functions, providers can gain actionable insights into the performance of their practice. This allows providers to make more informed business and operational decisions, achieve higher quality healthcare, more efficient workflows, reduce redundancies and improve their bottom line.
•	Secure Support Messaging. This tool lets providers safely communicate questions, concerns or comments containing protected health information to MTBC representatives in a secure forum.
•	Appointment Reminders. Our platform generates automated phone calls and text messages to patients reminding them about upcoming appointments. Calls can reduce a practice’s no-shows, resulting in a savings of costs and time to practices that utilize this service.
•	Daily Work Confirmation. Practices can keep track of pending items and required follow-up tasks on a continuous basis.
•	Pending Transaction List. Medical claims with incomplete or inaccurate information are placed on a pending transaction list and not submitted to the payer until the error is corrected and the claim is ready for clean submission. Providers can view, print and reply electronically to claims placed on the pending transaction list to facilitate efficient submission and avoid payment delays.
•	Cash Register. This report is generated in real-time for the purpose of keeping providers abreast of their daily collections. It tallies the total cash, check, and credit card amounts entered in the office.
•	Patient Engagement Applications. Our suite of integrated patient engagement solutions provides patients with self-service options. Practices whose patients use these services can reduce administrative costs and overhead, while empowering patients to become more engaged consumers. This suite of solutions includes:
º	Personal Health Record Applications. Our Personal Health Record (or PHR) feature gives patients around-the-clock access to their own healthcare information. Patients can schedule appointments, view and pay balances, securely communicate with their healthcare providers, request prescription refills, and view their clinical data and medical charts. Patients can access our PHR application on the Internet or by downloading and using our Apple iOS or Android applications.
º	Automated Alerts. Our patient communication service facilitates an algorithm-driven strategic scheduling of preventative care encounters, such as flu shots, well visits.
º	Educational Materials. Providers can offer their patients educational material through MedlinePlus® which is incorporated into our Web-based applications.

ONC-ACB 2014 Edition Certified Web-based Electronic Health Records

Over the last several years, the government has enacted initiatives to drive the adoption of certified EHR solutions. Under the American Recovery and Reinvestment Act and HITECH Act, subject to sequestration adjustments and certain deadlines, an eligible provider that qualifies for incentives by demonstrating “meaningful use” of a certified EHR can receive up to an aggregate of $44,000 from Medicare or $63,750 from Medicaid, and eligible providers that do not demonstrate meaningful use will face a penalty in the form of a reduction in reimbursement beginning in 2015. The Office of the National Coordinator for Health Information Technology (ONC) oversees the functionality that an EHR solution must meet to be eligible for incentives under the HITECH Act, and recognizes a variety of Authorized Certification Bodies (ACBs) eligible to test for and designate EHRs as certified for “meaningful use” reporting. Our web-based EHR solution has achieved 2014 Edition Complete EHR Ambulatory ONC-ACB Health IT Certification, which designates the software as capable of supporting healthcare providers with Stage 1 and Stage 2 meaningful use measures required to qualify for funding under the American Recovery and Reinvestment Act. Furthermore, our web-based EHR solution was recently ranked fifth among all EHRs servicing healthcare providers practicing in the 1-10 provider practice space by KLAS, a leading independent industry assessor of healthcare information technology products.

Prior to January 1, 2014, a healthcare provider could use a 2011/2012 Edition certified EHR (also known as Stage 1 certified EHR) to demonstrate “meaningful use;” however beginning January 1, 2014, a provider may only use a 2014 Edition certified EHR (also known as Stage 2 certified EHR) to demonstrate “meaningful use” and thereby earn incentives and avoid penalties. According to the ONC’s website, 780 unique EHR’s were certified as Complete Ambulatory EHRs under Stage 1. As of May 5, 2014, approximately 135 unique EHRs were certified as Complete Ambulatory EHRs under Stage 2. MTBC’s EHR is among the less than 20% of the Complete Ambulatory EHRs that have, as of May 5, 2014, transitioned from a Stage 1 certified product to a Stage 2 certified product; however, other EHRs continue to have the ability to become certified EHRs, therefore the number of Stage 2 certified EHRs is likely to grow.

Our web-based EHR solution allows a provider to view all patient information in one online location, thus avoiding the need for numerous charts and records for each patient. Utilizing our web-based EHR solution, providers can track patients from their initial appointments; chart clinical data, history, and other personal information; enter and submit claims for medical services; and review and respond to queries for additional information regarding the billing process. Additionally, the EHR software delivers a robust document management system to enable providers to transition to paperless environments. The document management function makes available an electronic connectivity between practitioners and patients, thereby streamlining patient care coordination and communications. Our web-based EHR solution is fully compatible with our practice management and RCM components, which together create a fully integrated, end-to-end technological solution for healthcare providers.

Our web-based EHR solution also enables providers to determine how potential drugs that may be prescribed for a particular patient will interact with that patient’s allergies, other medication and pre-existing medical conditions. Our web-based EHR solution is further enhanced by additional applications that provide for e-prescribing, lab connectivity, insurance eligibility verification and patient education and engagement applications such as PHR.

In addition, we offer meaningful use coaches as a value added service to our customers to help them qualify for the meaningful use incentives provided under the HITECH Act.

We also have a legacy version of our EHR solution that is not currently being sold but is still being utilized by a small number of our providers. Our legacy EHR has been certified as a 2011/2012 compliant EHR by Certification Commission for Health Information Technology (CCHIT), an ONC-ACB. Our legacy EHR solution provides a subset of the features and functionality of our web-based EHR solution. We no longer market our legacy EHR solution and encourage customers using our legacy EHR solution as well as our new customers to utilize our web-based EHR solution incorporated in PracticePro or our stand-alone web-based EHR solution. In view of the transition of our clients to our web-based EHR, we do not plan to obtain 2014 Edition ONC-ACB certification of our legacy EHR.

Web-Based Electronic Health Record Software Dashboard

Presented below is a screen shot of our EHR Dashboard that a typical healthcare provider would view after logging on to our Web-based platform.

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Welcome Scheduler Daily Tasks Patient Info Reporting Transcription WebPro CareConnector Business Intelligence EHR Forum
Dashboard
Patient Search
Documents 4
Transcription
Messages 7
Tasks 72
Labs 1
Rejections
Billing Pro
?
4 Appointments
The number of appointments scheduled for today.
93 Unsigned Charts
The number of unsigned charts for the selected provider.
Cash Register
The daily number of total check, credit card and kiosk payments received for the office.
Refill Requests
The number of refill requests from pharmacies, patients, and in-office updates.
Meaningful Use
The completed meaningful use measures in the last 90 days for the selected provider.
Missed Claims
The number of uncreated claims for each appointment made.
Draft Claims
72 Tasks
The number of incomplete tasks assigned to you.
4 Lab Results
The number of unsigned lab results for the selected provider.
7 Messages
The number of unread messages in your inbox.
0 Patient
0 Office
0 MTBC
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Revenue Cycle Management and other Technology-driven Business Services

Our proprietary RCM offering is designed to improve the medical billing reimbursement process, allowing healthcare providers to accelerate and increase collections, reduce errors in submission and streamline workflow to free up practitioners to focus on patient care. Customers using PracticePro will generally see an improvement in their collections, as illustrated by the following:

•	Our first pass acceptance rate is 98%.
•	Our first pass resolution rate is 96%.
•	Our clients’ median days in accounts receivable is 32 days for primary care and 36 days for combined specialties.

We believe that these rates are among the best in the industry and compare favorably with the performance of our largest competitor, among others.

Our RCM service employs a proprietary rules-based system designed and constantly updated by our knowledgeable workforce, which screens and scrubs claims prior to submission for payment. Claims with incomplete or inaccurate information are placed on the pending transaction list, which flags claims that need additional information. Upon submission, the government or commercial payer forwards a claim acknowledgment notice and then processes the claim according to their payment cycle period. Payments are generally sent to providers by electronic fund transfer, and an electronic remittance is provided to us, which explains the benefits paid or denied to the provider. The primary features of our RCM offering include:

•	Rules Based System. Our rules based system is a state of the art claims scrubbing engine which automatically edits and applies billing rules that are created, maintained, and updated by our billing analysts. Our rules based system checks claims against payer, coding, and other fields, and contains hundreds of thousands of rules which are used to analyze claims prior to submission.
•	Claims Submission. Claims are submitted electronically by us on a daily basis to primary, secondary and tertiary payers.

•	Claim Follow-Up. While approximately 96% of the claims submitted through our platform are favorably adjudicated on the first submission, where claims are denied or payment is not timely made by the payer, our dedicated employees follow-up with payers employing a variety of methods, including electronic queries and live and interactive voice recording calls to insurance companies.
•	Patient Billing Support. Our customers can provide their patients with a toll free number for billing inquires. We can also generate automated balance reminder calls to our providers’ patients and transmit electronic or paper statements to patients.
•	Third-Party EHR integration. While we recommend that our RCM clients leverage our fully integrated EHR, we are also committed to developing, supporting and promoting interfaces with third-party EHRs. In fact, approximately 10% of our PracticePro customers use a third-party EHR with which we have developed an interface. These interfaces allow our customers (typically new customers or those practicing in specialties with unique workflows) to leverage many of the benefits of our RCM and PM, without being required to switch to our EHR.

Automated Prescription Services and Lab Connectivity

Providers utilizing PracticePro or our stand-alone web-based EHR solution are able to electronically interact and communicate with both pharmacies and medical laboratories:

•	E-prescribing. Our e-prescribing solution, which received Surescripts’ 2012 White Coat of Quality certification, replaces antiquated prescription pads with an electronic function that sends prescriptions directly to any of more than 54,000 retail pharmacies and six of the largest mail order pharmacies. Our customers can access our electronic prescribing solution through our EHR or by leveraging our Apple iOS or Android smart phone applications. This application provides physicians with access to patient prescription history and is also capable of receiving information from eligible pharmacies. All medications submitted through this application provide real-time warnings and alert systems that notify the provider of any adverse reactions or interactions with the patient’s other medication, allergies or illnesses. Collectively, these functions offer physicians a time and cost-saving solution in a critical area of patient care.
•	Lab Connectivity. Our lab connectivity service links providers with Lab Corp., Quest and other national and regional laboratories. Features of our lab connectivity service include:
º	Hospital and laboratory reports organized electronically in a single location, replacing multiple printing devices and fax machines.
º	Notifications of unviewed results, including alerts for abnormal results.
º	Easy and secure forwarding of patient lab results to multiple physicians.
º	Cumulative and streamlined reports accessible from any Internet connection.

Ancillary Services

Providers who use our practice management and RCM solutions may also avail themselves of a variety of other technology-driven business services we provide, including:

•	Web Development and Hosting Services. We design and host customized websites for our customers at no additional cost. Our search engine friendly designs improve the provider’s online presence and help patients find them easily. The website is integrated with our secure patient health record portal.
•	Transcription services. Through a combination of our technology and workforce, providers have access to 4 cents per line transcription services. To utilize this service, providers simply upload audio dictation files to us through a secure website.
•	Coding and consulting. For an additional cost, our certified coders assist our customers in selecting appropriate procedure and diagnosis codes to support the RCM process. Our team also performs coding reviews and consultations that assist our customers by identifying and remedying coding mistakes that would, if left unchecked, pose compliance and payment risks.

Mobile Health Solutions

The functionality of our cloud-based platform is extended to mobile devices through our integrated suite of mobile health applications. These mobile health applications include physician end-user tools that support, among other things, electronic prescribing, the capture of billing charges in ICD-9 and ICD-10 formats, and the creation and secure transfer of clinical audio notes that are converted into text and billing charges. Our patient applications allow patients to access their medical information, securely communicate with their doctors’ office, schedule appointments, request prescription refills, pay balances and check-in for office appointments.

Personal Health Record Application

Presented below is the home screen of our Personal Health Record application that patients of our healthcare providers can access on their Apple iOS or Android devices.

Customer Support

Our customer service is important to our long term success. We offer a variety of customer support options to our healthcare providers. We devote over 65 employees to support our customers and their patients while leveraging our offshore team to provide billing and PHR support to patients, and account management and around the clock technical support services to our customers. Every MTBC account has an assigned manager who is responsible for maintaining our relationship with that provider and its staff. Through our web-based platform, email, phone, video and in-person meetings, we are in regular contact with our customers with the goal of proactively managing their practice management needs.

We offer providers, at no additional cost, a technical support hotline which is available 24 hours a day, 7 days a week. Members of our team are trained to resolve issues with our programs across all platforms that support our software and applications (PC/MAC, tablets, Android and Apple mobile devices). Providers and their staff can also communicate securely and directly with our support center through our web-based platform. Our customers have the ability to categorize each message and log them as a compliment, routine or complaint. During regular business hours, a rapid response unit of our support team calls any practice that submits a complaint within 10 minutes of our receipt of the complaint.

In addition, our providers save time and money by directing patient calls regarding billing to our patient help desk. Our support team assists patients with their billing questions in both English and Spanish.

Technology, Development and Infrastructure

We employ approximately 170 employees in our technology department dedicated to developing, maintaining and upgrading our software products. We continuously update our software and the rules in our rules based system. Our innovative platform utilizes the latest web, mobile, and cloud computing technologies which include Microsoft .NET, Linux, Android and Apple iOS. Our web-based platform ensures that data flows in a seamless manner across web, mobile and remote environments to our integrated web-based EHR and PracticePro applications. Our innovative platform further facilitates integration of all clinical, financial and administrative data to promote real-time information sharing and quick user adoption through user-friendly and intuitive tools that optimize daily processes.

Since our founding, we have remained committed to staying at the forefront of technological trends and changes. We believe that our web-based platforms provide the access, security and scalability that our healthcare industry customers desire. By utilizing our cutting-edge, technology-based solutions, we believe that our customers are positioned well for the healthcare industry future.

Our corporate offices located in Somerset, New Jersey house the servers that host our website, www.mtbc.com as well as our customers’ data. We also have a redundant backup of all critical customer services at a secure third-party co-location site in the U.S. Additionally, our customers’ encrypted data reside on secure servers located at both our primary offshore offices in the Islamabad metropolitan area of Pakistan, and at our fully functional disaster recovery site located four hours away in Bagh, Pakistan. Both of our sites in Pakistan as well as in the United States utilize fail-over server redundancy, continuous data backups, uninterruptible power supplies and other security measures intended to prevent interruptions in the delivery of our products and services. Customer data is replicated at our New Jersey office, a third-party co-location facility and two locations in Pakistan in an automated loopback system, providing data redundancy and ensuring successful data recovery in the event of a catastrophic loss.

Sales and Marketing

We employ a sales and marketing team operating out of our offshore and U.S. domestic offices. Our sales and marketing techniques include:

•	Customer Referrals
•	Search Engine Optimization
•	Channel Partnerships
•	Telemarketing

Customer Referrals.  Customers who have experienced the benefits of utilizing our platform frequently refer our solutions to their colleagues. We offer our customers incentives for successful referrals and also run promotional campaigns under which customer referrers are eligible to win prizes such as iPads and trips. Our customers can provide us with referrals through multiple channels, including our web-based practice management site, and by calling our customer support line.

Search Engine Optimization.  Our marketing team utilizes search engine optimization methods to increase our Web presence and achieve higher visibility for our solutions in response to Internet search engine queries relating to our industry. Our marketing team also manages our social media presence, including on Twitter, Facebook and LinkedIn.

Channel Partnerships.  We have relationships with healthcare services vendors whom we refer to as channel partners. In most cases, these relationships are agreements that compensate channel partners for providing us with sales lead information that results in sales. These channel partners generally do not make sales but instead provide us with leads that we use to develop new business through our direct sales force. In some instances, the channel relationship involves endorsement or promotion of our services by these third parties.

Telemarketing.  Our offshore team includes trained sales people who perform targeted phone calls to healthcare providers. This sales team also fields inbound calls, responding promptly to providers who have requested contact via our website or through our sales line. Our offshore team is supported by our sales and marketing employees in the U.S. who may meet with potential customers and arrange in-person or remote demonstrations of our products and services.

Competition

The market for our products and services is competitive and characterized by rapidly evolving technology and product standards, user needs and the frequent introduction of new products and services. Some of our competitors are more established than us, benefit from greater name recognition and have substantially greater financial, technical, and marketing resources than us.

We compete with other providers of both integrated and stand-alone practice management, EHR and RCM solutions, including providers who utilize a Web-based platform and providers of locally installed software systems. Our competitors include larger healthcare IT companies such as athenahealth, Allscripts Healthcare Solutions, eClinical Works, Practice Fusion, Kareo, Amazing Charts, and Greenway Medical Technologies. We also compete with regional RCM companies.

The principal competitive factors in our industry include:

•	Product functionality and scope of services;
•	Cost-effectiveness of services;
•	Software intuitiveness and ease of use;
•	The ability to adapt quickly to changing rules and regulations applicable to the healthcare industry and for government reimbursement of medical costs;
•	The ability to adapt to changes in insurance companies’ reimbursement policies and rules; and
•	Customer relationship and satisfaction.

Despite the strong competition we face, we believe that our suite of services allows us to effectively compete with other companies in our industry, particularly in our targeted healthcare practice of one to ten medical providers that are served primarily by regional RCM companies. In most cases, regional RCM companies do not offer a comprehensive platform with integrated services that combines RCM services with practice management software and an EHR solution. In addition, we believe that the functionality of PracticePro and the scope of services we offer are comparable to those offered by our larger competitors. Moreover, we believe that our cost-effective offshore support system differentiates us from many of our larger competitors and allows us to deliver our services at lower prices to our customers.

Acquisitions

The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than 5% of the market share. We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers while remaining profitable without a significant investment in information technology infrastructure.

Prior Acquisitions

Since 2006, we have acquired eight RCM companies and entered into outsourcing agreements with two additional RCM companies under which we service all of their customers. During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. For 2013, 36% of our revenues were generated from providers who were obtained through strategic transactions with regional RCM companies.

Most recently, we acquired customers comprising approximately 85% of the revenue of Metro Medical on June 30, 2013 for a purchase price of $1.5 million, of which $275,000 was paid in cash at closing with the balance to be paid in 24 monthly installments with the final installment to be paid on August 1, 2015. Based in New York City, Metro Medical provides RCM services to physicians in New York and New Jersey and generated revenues of approximately $3.3 million in 2012, of which approximately $2.7 million represented revenues from the customers we acquired. As of December 31, 2013, we served approximately 149 providers we acquired from Metro Medical, representing 75 practices in various specialties, including dermatology and internal medicine. Our revenue from the Metro Medical customers we acquired in the three months ended March 31, 2014 was 89% of the revenue generated by Metro Medical from these customers in the three months ended March 31, 2013.

Acquisition of Target Sellers’ Businesses

Concurrently with the consummation of the offering made by this prospectus, through a series of asset purchase agreements, we will acquire the businesses of the Target Sellers. Unless we close the acquisition of all of the Target Sellers, we will not close any of those acquisitions and will not close this offering. The Target Sellers, without giving effect to our own client base, serve an aggregate of approximately 1,000 providers as of December 31, 2013, representing approximately 510 practices, practicing in over 20 specialties across 23 states. Our primary goal in acquiring the Target Sellers’ businesses is to migrate the customers of the Target Sellers to our web-based practice management, EHR and RCM solutions marketed under the name PracticePro. The Target Sellers consist of the following:

•	Omni Medical Billing Services, LLC, based in Los Angeles, California, was formed in 2006 and subsequently acquired four U.S. RCM companies. Omni Medical provides traditional coding, collection and RCM services. Omni Medical has approximately 150 employees in the U.S. and over 200 individuals working for a subcontractor in India, and generated revenues of approximately $11.3 million in 2013. As of December 31, 2013, Omni Medical serves approximately 670 providers, representing 315 practices, practicing in approximately 15 specialties, across 22 states.
•	Practicare Medical Management, Inc., based in Syracuse, New York, was formed in 1988 and provides RCM services to physicians in New York, New Jersey, and Pennsylvania. Practicare has approximately 80 employees as well as approximately 17 contractors located in Poland and generated revenues of approximately $4.9 million in 2013. As of December 31, 2013, Practicare serves approximately 160 providers, representing 85 practices, practicing primarily in radiology.
•	CastleRock Solutions, based in Silicon Valley, California, provides RCM and IT consulting services to its customers. CastleRock employs approximately 60 employees in the U.S. and approximately 150 individuals working for a subcontractor in India and generated revenues of approximately $4.9 million in 2013. As of December 31, 2013, CastleRock serves approximately 170 providers, representing 105 practices, practicing in approximately 10 specialties, mainly in California.

The following table sets forth information regarding the location, customers and employees of MTBC and the Target Sellers as of March 31, 2014, and the revenues of MTBC and the Target Sellers for the year ended December 31, 2013:

	MTBC	Omni Medical	Practicare	CastleRock
2013 Revenues:	$10.5 million	$11.3 million	$4.9 million	$4.9 million
Headquarters:	New Jersey	California	New York	California
Number of Customers:	420	315	85	105
Employees:	1,095	150	80	60

Consideration to be Paid to Target Sellers

We have entered into definitive agreements to acquire each of the Target Sellers, which were amended in March 2014 and restated, with respect to Omni in May 2014. The aggregate purchase price will amount to approximately $33.3 million (assuming an initial public offering price of $10.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), consisting of cash in the amount of approximately $17.5 million, and 1,672,715 shares of our common stock with a market value of approximately $16.7 million based on the initial public offering price of such shares, less a fair value adjustment of $900,000. Pursuant to the terms of the respective purchase agreements, the aggregate purchase price we will pay for the assets of each of the Target Sellers will be calculated based on a multiple of either 1.5 or 2.0 of the revenue generated by such Target Seller in the most recent four quarters included in this prospectus from its customers that are in good standing as of the closing date, provided that with respect to Omni, revenue from new customers in such 12-month period who have executed one-year contracts and have at least one quarter of audited revenues will be annualized and included in the calculation of revenues during such 12 month period, up to an aggregate amount no greater than the aggregate revenues during such 12 month period generated by Omni from customers that are not in good standing as of the closing date.

The following table sets forth certain summary information of the consideration payable in connection with the acquisition of the Target Sellers:

	Common Stock		Cash	Fair Value Adjustment	Total Consideration
Target Seller	Shares	Value
	(in thousands)
Omni	1,033	$10,328	$10,328	$(207)	$20,449
Practicare	281	2,813	3,438	(625)	5,626
CastleRock	359	3,587	3,687	(36)	7,238
Total	1,673	$16,728	$17,453	$(868)	$33,313

Under each purchase agreement, we will be entitled to cancel all or portion of the shares issued to the Target Sellers in the event post-closing revenues from customers acquired from the applicable Target Seller are below a specified threshold, and conversely, we will be required to issue additional shares to each Target Seller in the event post-closing revenues from customers acquired from the applicable Target Seller exceed a specified threshold. These adjustments to the share consideration for each Target Seller will be based on the revenues generated from the acquired customers in the 12-months following the closing, as compared to the revenues generated by the Target Seller in the most recent four quarters included in this prospectus and used to calculate the purchase price payable to such Target Seller. For each of Omni, Practicare, and CastleRock, no adjustment will be made unless the variance in post-closing revenues is greater than 10%, 5% and 20%, respectively, as compared to pre-closing revenue. In each case, the adjustment will either result in additional shares being issued by us to the Target Seller, or the cancellation of shares then held in escrow. The number of shares to be cancelled or issued, as applicable, will be calculated by multiplying the dollar amount of the variance in the post-closing period from the specified threshold by the revenue multiple used to determine the initial purchase price (2.0 for Omni and 1.5 for the other Target Sellers), and dividing that number by the actual offering price of our common stock in this offering.

Structure of Acquisitions

Although each acquisition agreement contains slightly different terms, we will generally acquire the customer contracts, goodwill and fixed assets of each of the Target Sellers, but not their working capital or debt.

As part of our acquisition of the Target Sellers, we will enter into short term employee, office space and equipment lease agreements with each respective Target Seller. These arrangements provide for us to utilize certain personnel from the Target Sellers as well as certain space and equipment located at Target Sellers’ premises for a negotiated period of time.

Summary of the Terms of the Acquisition Agreements

Although the following summarizes the material terms of the acquisition agreements, it does not purport to be complete in all respects and is subject to, and qualified in its entirety by, the full text of the acquisition agreements, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Additionally, the following summary discusses the acquisition agreements in general terms and does not identify the instances where one acquisition agreement may differ from another. Other than the amount of consideration to be received, all of the acquisition agreements are substantially similar.

Timing of Closing

We expect that the acquisitions will close concurrently with the consummation of this offering. Unless we close all of the acquisitions, we will not close any of the acquisitions and we will not close this offering.

Representations and Warranties

Each acquisition agreement contains a number of representations and warranties made by us on the one hand and the respective Target Seller and its principal stockholder(s) on the other hand. These representations and warranties were made as of the date of the acquisition agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the acquisition agreement disclosing exceptions to the representations and warranties. The contents of the representations and warranties reflect the results of arms’ length negotiations between the parties regarding their contractual rights. Based upon the Company’s due diligence investigation of the Target Sellers and its review of the schedules to the acquisition agreements, there are no material exceptions to the Target Seller’s representation and warranties.

Each party made representations to the other including, among others, representations concerning authority and approval; non-contravention; and financial statements.

Among other items, the Target Sellers and their stockholders made additional representations to MTBC, including, among others, representations concerning due organization; capital stock; subsidiaries; liabilities; compliance with law; litigation; no violations of organizational documents; title to assets; real property; contracts; taxes; permits; environmental matters; personal property; customers; intellectual property; certain business practices and regulations; insurance; compensation; organized labor matters; employee plans; compliance with ERISA; computer hardware and software; absence of changes; and no undisclosed liabilities.

The Target Sellers and their stockholders party to the acquisition agreements have been offered the opportunity to review a draft of this prospectus and the registration statement of which this prospectus forms a part, and have made representations to us regarding their investment intent, investor sophistication and ability to bear the economic risk of an investment in our common stock.

Indemnification and Escrow

Each Target Seller and certain of their stockholders and members have agreed to indemnify and hold us harmless from a breach by them of their representations and warranties or covenants contained in the acquisition agreement to which they are a party. Losses for a breach of a representation and warranty generally may be indemnified if asserted prior to two years from the closing date, except that breaches of certain fundamental representations, such as the Target Sellers’ title to their assets may be asserted at any time, and breaches of tax and ERISA and in the case of Omni, environmental representations, may be asserted at any time prior to the expiration of the applicable statute of limitations.

All of the shares to be issued to the Target Sellers will be deposited into escrow to secure our rights (i) to be indemnified under the purchase agreement, and (ii) to cancel a portion of the shares in the event our revenues from the Target Sellers’ customers in the 12 months following the closing are below specified thresholds. With respect to each Target Seller, 15% of the escrowed shares will be eligible for release six months following the closing. With respect to Omni, an additional 15% of the escrowed shares will be eligible for release nine months following the closing and for all the Target Seller’s, the remaining shares will be eligible for release following the determination of such Target Seller’s revenue in the 12 months following the closing. In addition, 10% of the cash consideration payable for the acquisition of Practicare and 15% of the cash consideration payable for the acquisition of CastleRock will be held in escrow for 120 days following the closing of to satisfy indemnification claims we may have during that period. The Target Sellers will retain voting power over the escrowed shares while the shares are in escrow, but they will not have the ability to dispose or exercise investment power over the shares until they are released from escrow.

Noncompetition Agreement

Each of the acquisition agreements contains restrictions prohibiting each Target Seller and their principal stockholders party to the acquisition agreement from soliciting our employees, existing customers and the customers we are acquiring for a period of five years after the closing. Additionally, certain stockholders and employees of the Target Sellers will enter into employment agreements with us that contain non-compete and non-solicitation covenants.

Closing Conditions

The obligations of MTBC and the Target Seller and each of its stockholders to complete a particular acquisition are subject to the satisfaction of conditions including, among others:

•	the material accuracy as of closing of the representations and warranties made by MTBC and the Target Seller and each of its stockholders, respectively, in the acquisition agreement;
•	material compliance with or performance of the covenants and agreements of each of MTBC and the Target Seller and each of its stockholders, respectively, to be complied with or performed on or prior to closing; and
•	the offering contemplated by this prospectus shall have closed.

In addition our obligations to complete a particular acquisition are subject to the satisfaction of other conditions including:

•	receipt by the Target Seller of third-party consents;
•	the Target Seller shall not have sustained a material adverse change;
•	each other acquisition shall have occurred or will occur contemporaneously with the closing of that acquisition; and
•	no action or proceeding by or before any government authority shall have been instituted or threatened to restrain or prohibit the consummation of the acquisition.

Termination of the Acquisition Agreements

Each agreement relating to an acquisition may be terminated, under certain circumstances, prior to the closing of this offering, including:

•	by the mutual consent of MTBC and the Target Seller;
•	by either MTBC or the Target Seller if this offering and the acquisition of the Target Seller is not closed by May 31, 2014; or
•	by either MTBC or the Target Seller if a material breach or default under the acquisition agreement by the other party occurs and is not cured within the applicable cure period.

No acquisition agreement provides for a termination fee for the benefit of any party thereto if such acquisition agreement is terminated by any party thereto.

No assurance can be given that the conditions to the closing of all of the acquisitions will be satisfied or waived. Unless we close all of the acquisitions, we will not close any of the acquisitions and will not close this offering.

Omni Board Appointment

Our acquisition agreement with Omni also obligates us to appoint Dr. Alex Tabibi to our Board of Directors upon the closing of the acquisition. See “Management — Executive Officers and Directors.”

Government Regulation

Although we generally do not contract with U.S. state or local government entities, the services that we provide are subject to a complex array of federal and state laws and regulations, including regulation by the Centers for Medicare and Medicaid Services, or CMS, of the U.S. Department of Health and Human Services.

Government Regulation of Health Information

HIPAA Privacy and Security Rules.  The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it (collectively known as HIPAA) contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical, and technical safeguards to protect the confidentiality, integrity, and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as healthcare providers who engage in HIPAA-defined standard electronic transactions, health plans, and healthcare clearinghouses. Because we translate electronic transactions to and from the HIPAA-prescribed electronic forms and other forms, we are considered a clearinghouse, and as such are a covered entity. In addition, our customers are also covered entities. In order to provide customers with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our customers when we are acting as a business associate. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;
•	that we will implement reasonable administrative, physical, and technical safeguards to protect such information from misuse;
•	that we will enter into similar agreements with our subcontractors that have access to the information;
•	that we will report security incidents and other inappropriate uses or disclosures of the information; and
•	that we will assist the customer in question with certain of its duties under the Privacy Rule.

HIPAA Transaction Requirements.  In addition to the Privacy and Security Rules, HIPAA also requires that certain electronic transactions related to healthcare billing be conducted using prescribed electronic formats. For example, claims for reimbursement that are transmitted electronically to payers must comply with specific formatting standards, and these standards apply whether the payer is a government or a commercial entity. As a covered entity subject to HIPAA, we must meet these requirements, and moreover, we must structure and provide our services in a way that supports our customers’ HIPAA compliance obligations.

HITECH Act.  The HITECH Act, which became law in February 2009, and the regulations issued under it, have provided, among other things, clarification of certain aspects of both the Privacy and Security Rules, expansion of the disclosure requirements for a breach of the Security Rule, and strengthening of the civil and criminal penalties for failure to comply with HIPAA. On January 25, 2013, the Department of Health and

Human Services (HHS) published the final omnibus rule implementing the HITECH Act. Since we are business associates for some of the functions we perform, we are now directly liable for civil monetary penalties for violation of the HIPAA rules in our role as business associates. As business associates, we are also obligated under the HIPAA rules to enter into written agreements with our subcontractors to obtain satisfactory assurances that the subcontractor will appropriately safeguard protected health information. We were required to be compliant with most of the provisions of this new rule by September 23, 2013.

State Laws.  In addition to the HIPAA Privacy and Security Rules and the requirements imposed by the HITECH Act, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA and HITECH Act requirements, are not preempted by the federal requirements, and we must comply with them.

Government Regulation of Reimbursement

Our customers are subject to regulation by a number of governmental agencies, including those that administer the Medicare and Medicaid programs. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes, and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers and adjustments that have affected the complexity of our work. It is possible that the federal or state governments will implement future reductions, increases, or changes in reimbursement under government programs that adversely affect our customer base or our cost of providing our services.

Fraud and Abuse

A number of federal and state laws, loosely referred to as “fraud and abuse laws,” are used to prosecute and impose civil penalties, among other things, upon healthcare providers, physicians, and others that make, offer, seek, or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. Given the breadth of these laws and regulations, they are potentially applicable to our business; the transactions that we undertake on behalf of our customers; and the financial arrangements through which we market, sell, and distribute our services. These laws and regulations include:

Anti-Kickback Laws.  There are numerous federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting, or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid, and other federal healthcare programs or the leasing, purchasing, ordering, or arranging for or recommending the lease, purchase, or order of any item, good, facility, or service covered by these programs. Courts have construed this anti-kickback law to mean that a financial arrangement may violate this law if any one of the purposes of one of the arrangements is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. There are several limited exclusions known as safe harbors that may protect some arrangements from enforcement penalties. These safe harbors are very limited and may not be applicable to all compliant business arrangements. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties with triple damages, and exclusion from participation in federal healthcare programs. Many states have similar anti-kickback laws, some of which are not limited to items or services for which payment is made by a government healthcare program.

False or Fraudulent Claim Laws.  There are numerous federal and state laws that forbid submission of false information, or the failure to disclose information, in connection with the submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse in connection with such submission and payment, for example, by systematic over treatment or duplicate billing for the same services to collect increased or duplicate payments. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. For example, one federal false claim law forbids knowing submission to government programs of false claims for reimbursement for medical items or services. Under this law, knowledge may consist of willful ignorance or reckless disregard of falsity. How these concepts apply to services such as ours that rely substantially on automated processes has not been well defined in the regulations or relevant case law. As a result, our errors with respect to the formatting, preparation, or transmission of such claims and any mishandling by us of claims information that is supplied by our customers or other third parties may be determined to, or may be alleged to, involve willful ignorance or reckless disregard of any falsity that is later determined to exist.

We typically charge our PracticePro customers a percentage of the collections that they receive as a result of our services. To the extent that liability under fraud and abuse laws and regulations requires intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. CMS has stated that it is concerned that percentage-based billing services may encourage RCM companies to commit or to overlook fraudulent or abusive practices.

Affordable Care Act.  In addition to the provisions relating to healthcare access and delivery, the Affordable Care Act made changes to healthcare fraud and abuse laws. The Affordable Care Act expands false claim laws, amends key provisions of other anti-fraud and abuse statutes, provides the government with new enforcement tools and funding for enforcement, and enhances both criminal and administrative penalties for noncompliance. The Affordable Care Act may result in increased anti-fraud enforcement activities.

Stark Law and Similar State Laws.  The Ethics in Patient Referrals Act, known as the Stark Law, prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited from referring patients for certain designated health services reimbursed under federally funded programs to entities with which they or their immediate family members have a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties and/or exclusion from the Medicare and Medicaid programs. Furthermore, reimbursement claims for care rendered under forbidden referrals may be deemed false or fraudulent, resulting in liability under other fraud and abuse laws.

Laws in many states similarly forbid billing based on referrals between individuals and/or entities that have various financial, ownership, or other business relationships. These laws vary widely from state to state.

Corporate Practice of Medicine Laws, Fee-Splitting Laws, and Anti-Assignment Laws

In many states, there are laws that prohibit non-licensed individuals from practicing medicine, prevent corporations from being licensed as practitioners, and prohibit licensed medical practitioners from practicing medicine in partnership with non-physicians, such as business corporations. In some states, these prohibitions take the form of laws or regulations forbidding the splitting of physician fees with non-physicians or others. In some cases, these laws have been interpreted to prevent business service providers from charging their physician customers on the basis of a percentage of collections or charges.

There are also federal and state laws that forbid or limit assignment of claims for reimbursement from government-funded programs. Some of these laws limit the manner in which business service companies may handle payments for such claims and prevent such companies from charging their physician customers on the basis of a percentage of collections or charges. In particular, the Medicare program specifically requires that billing agents who receive Medicare payments on behalf of medical care providers must meet the following requirements:

•	the agent must receive the payment under an agreement between the provider and the agent;
•	the agent’s compensation may not be related in any way to the dollar amount billed or collected;
•	the agent’s compensation may not depend upon the actual collection of payment;
•	the agent must act under payment disposition instructions, which the provider may modify or revoke at any time; and

•	in receiving the payment, the agent must act only on behalf of the provider, except insofar as the agent uses part of that payment to compensate the agent for the agent’s billing and collection services.

Medicaid regulations similarly provide that payments may be received by billing agents in the name of their customers without violating anti-assignment requirements if payment to the agent is related to the cost of the billing service, not related on a percentage basis to the amount billed or collected, and not dependent on collection of payment.

Electronic Prescribing Laws

States have differing prescription format and signature requirements. Many existing laws and regulations, when enacted, did not anticipate the methods of e-commerce now being developed. However, due in part to recent industry initiatives, federal law and the laws of all 50 states now permit the electronic transmission of prescription orders. In addition, on November 7, 2005, the Department of Health and Human Services published its final E-Prescribing and the Prescription Drug Program regulations, referred to below as the E-Prescribing Regulations. These regulations are required by the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA standards discussed previously, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA’s Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA’s Prescription Drug Benefit. Aspects of our services are affected by such regulation, as our customers need to comply with these requirements.

Anti-Tampering Laws

For certain prescriptions that cannot or may not be transmitted electronically from physician to pharmacy, both federal and state laws require that the written forms used exhibit anti-tampering features. For example, the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007 has since April 2008 required that most prescriptions covered by Medicaid must demonstrate security features that prevent copying, erasing, or counterfeiting of the written form. Because our customers will, on occasion, need to use printed forms, we must take these laws into consideration for purposes of the prescription functions of PracticePro.

Electronic Health Records Certification Requirements

The HITECH Act directs the Office of the National Coordinator for Health Information Technology, or ONCHIT, to support and promote meaningful use of certified EHR technology nationwide through the adoption of standards, implementation specifications, and certification criteria as well as the establishment of certification programs for EHR technology. In January 2011, HHS issued a final rule to establish a permanent certification program for EHR technology, including how organizations can become ONC-Authorized Certification Bodies (ONC-ACBs). ONC-ACBs are required to certify that EHR technology is compliant with the standards, implementation specifications, and certification criteria adopted by the Secretary of the U.S. Department of Health and Human Services and meet the definition of “certified EHR technology.” In July 2010, the Secretary published the final rule that adopted standards, implementation specifications, and certification criteria for EHR technology. Our web-based EHR solution is certified as a 2014 Edition compliant Complete Ambulatory EHR by ICSA Labs, an ONC-ACB, in accordance with the applicable eligible provider certification criteria adopted by the Secretary. While we believe our system is well designed in terms of function and interoperability, we cannot be certain that it will meet future requirements.

United States Food and Drug Administration

The U.S. Food and Drug Administration (FDA) has promulgated guidance documents and regulations for their oversight, as medical devices, of computer software products. Some of these materials reflect the agency’s assertion of its authority and potential to regulate software products similar to our products under the Federal Food, Drug, and Cosmetic Act, as amended (FDCA). While FDA has sometimes chosen to disclaim authority to or to refrain from actively regulating certain software products which are similar to our products, this area of medical device regulation remains in flux. We expect that FDA will continue to be active in exploring legal regimes for regulating computer software intended for use in healthcare settings, by healthcare providers and by consumers. In April 2014, for example, FDA, the Office of the National Coordinator for Health Information Technology (ONC HIT) and the Federal Communications Commission (FCC) released a number of recommendations for regulating health-related information technologies. It remains unclear when, whether and how FDA’s regulation of products within our sphere of operations will develop over time.

FDA has a number of options for regulating software products it considers to be “medical devices” under the FDCA. These include (and are not necessarily mutually exclusive): (a) requiring proof of their safety and efficacy prior to marketing (premarket approval); (b) requiring the manufacturer to demonstrate their “substantial equivalence” to other, existing, legally marketed software device products (premarket clearance under Section 510k of the FDCA); and (c) requiring that they be produced under controlled conditions of design, development and manufacture. Delays and expenditures related to complying with new FDA premarket approval or premarket clearance for our products, for example, could materially affect our business.

Under the FDCA, medical devices include any instrument, apparatus, machine, contrivance, or other similar or related article that is intended for use in the diagnosis of disease or other conditions or in the cure, mitigation, treatment, or prevention of disease. FDA regulations govern, among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution, and import and export. FDA requirements which may apply to any of our products determined by the agency to constitute “medical devices” — regardless of their need for premarket approval or premarket clearance — can include:

•	Our registration and listing of our software products with FDA;
•	implementing and maintaining systems to ensure compliance with FDA’s Quality System Regulations, or QSR;
•	complying with labeling requirements and prohibitions against certain kinds of product advertising and promotion;
•	complying with medical device reporting regulations relating to potential patient safety concerns;
•	informing FDA in the event we correct, recall or withdraw our products from the market to avoid risks to public health; and
•	complying with post-market surveillance regulations.

Any of these activities if they should be required of us could be expected to impose additional fees, production costs and/or overhead costs on us. In addition, should we fail to adequately meet these or similar legal obligations imposed upon manufacturers of medical devices, we would face potential regulatory action in the form of, for example, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, compulsory repair, refund or replacement of defective products by us, total or partial suspension of production, loss or refusal of marketing permission, denial of government contracts, and criminal prosecutions.

Anti-Bribery Laws

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition, and cash flows.

Foreign Regulations

Our subsidiary in Pakistan is subject to additional regulations by the Government of Pakistan. These regulations include federal and local corporation requirements, health information transmission requirements and restrictions, restrictions on exchange of funds, employment-related laws, and qualification for tax status and tax incentives.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality, invention assignment and work for hire agreements with our employees and contractors, and confidentiality agreements with third parties. In this way, we have historically chosen to protect our software and other technological intellectual property as trade secrets. We further control the use of our proprietary technology and intellectual property through provisions in our websites' terms of use.

As of December, 2013, we had one U.S. patent pending relating to our automated patient reminder call service, and three U.S. registered trademarks and service marks for “MTBC,” “MTBC.com” and “A Unique Healthcare IT Company”. We are also the registered holder of more than 100 domestic and international domain names.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we seek protection of our marks. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights may harm our business or our ability to compete.

Seasonality

There is moderate seasonality in our revenues caused by fluctuations in discretionary patient visits to medical practices, since our revenue is primarily generated from reimbursements received by our health care provider customers. The number of patients visiting our customers during the summer and winter holiday seasons is generally lower as compared to other times of the year, which reduces collections one to two months later. In addition, at the start of every year our revenues decrease due to patients’ insurance deductibles, which typically reset in January. The rate of insurance reimbursements offset by deductibles is typically higher in the first three months of every year. Deductibles are typically 8% of billings in the first quarter of the year, and 4% during the rest of the year.

Employees

As of March 31, 2014, not including the employees of the Target Sellers, we had approximately 1,095 employees, including approximately 1,070 full-time employees in Pakistan and 23 full-time employees in the United States. As of March 31, 2014, pro forma for the acquisition of the Target Sellers, we would have had approximately 315 U.S. employees, and approximately 1,070 employees located in our offshore offices in Pakistan.

Facilities

We do not own any real property. We lease our existing 2,400 square foot facility located at 7 Clyde Road, Somerset, New Jersey, under a lease that extends through September 30, 2017. We also lease an approximately 1,000 square foot facility in Ontario, Ohio. Additionally, we lease approximately 48,100 square feet of office space and server facilities in Pakistan.

Legal Proceedings

We are not a party to any material pending legal proceedings. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of our business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty and the resolution of these matters could materially affect our future results of operations, cash flows or financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of March 31, 2014 regarding our directors and executive officers.

Name	Age	Position(s)
Mahmud Haq	54	Chairman of the Board and Chief Executive Officer
Stephen A. Snyder	37	President and Director
Bill Korn	56	Chief Financial Officer
Christine Salimbene	43	General Counsel, Vice President and Secretary
Cameron Munter	59	Director(1)(3)
Howard L. Clark, Jr.	70	Director(2)(3)
John N. Daly	76	Director(1)(2)

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.

Mahmud Haq is our founder, and has served as our Chief Executive Officer and Chairman of the Board since our inception in 2001. Prior to founding MTBC, Mr. Haq served as the Chief Executive Officer and President of Compass International Services Corporation from 1997 to 1999. During that time, Mr. Haq also served on its Board of Directors. From 1985 to 1996, Mr. Haq held various senior executive positions at American Express, including Vice President — Risk Management of Global Collections for the Travel Related Services division (1994-1996). Mr. Haq received a Bachelor of Science in Aviation Management from Bridgewater State College and holds an M.B.A. from Clark University with a concentration in Finance.

The board of directors believes that Mr. Haq is qualified to serve as a director because of the perspective and experience he brings as our founder and Chief Executive Officer and because of the knowledge and experience he brings having held officer and director positions at other successful private and public companies.

Stephen A. Snyder is our President and a member of our board of directors since 2013. Mr. Snyder joined MTBC in August 2005 as Vice President, General Counsel and Secretary, and later served as Chief Operating Officer beginning January 2009, through his appointment as President in August 2011. Prior to joining MTBC, Mr. Snyder practiced law with a New Jersey law firm. Mr. Snyder is a member of the New Jersey and New York bars and his writings on healthcare law and policy have been published by the American Health Lawyers Association, American Bar Association and various industry publications. Mr. Snyder received his Bachelor of Arts in Political Science magna cum laude from Montclair State University and his Juris Doctor from Rutgers School of Law-Newark.

The board of directors believes that Mr. Snyder is qualified to serve as a director because of the perspective and experience he brings as our current President and because of his experience in the healthcare and legal industries.

Bill Korn is our Chief Financial Officer. Mr. Korn joined MTBC in July 2013. Prior to joining MTBC, Mr. Korn served as the Chief Financial Officer for six other early-stage technology businesses. From January 2013 until he joined us, Mr. Korn served as the Chief Financial Officer of SnapOne, Inc., a developer of cloud-based applications for mobile devices, and from June 2012 until December 2012, Mr. Korn was doing private advisory work. Prior to that, from August 2002 to June 2012, Mr. Korn was the Chief Financial Officer of Antenna Software, Inc. Earlier in his career, Mr. Korn spent ten years with IBM, where he served on the senior management team that created IBM's services strategy in the 1990s. Mr. Korn received his Bachelor of Arts in Economics magna cum laude from Harvard College and his Master of Business Administration from Harvard Business School.

Christine Salimbene is our General Counsel, Vice President and Secretary. Ms. Salimbene joined MTBC in 2009, after having been engaged in the private practice of law for thirteen years. She is a member of the American Health Lawyers Association and the Health Care Compliance Association. Ms. Salimbene received her Bachelor of Arts in History cum laude from Rutgers College, Phi Beta Kappa and her Juris Doctor from Seton Hall University School of Law.

Cameron P. Munter has served as a member of our board of directors since June 2013, and is the Chairman of our Nominating and Governance Committee and a member of our Compensation Committee. Mr. Munter served as the U.S. Ambassador to Pakistan from October 2010 through July 2012. Prior to this appointment, Mr. Munter held a variety of high-profile diplomatic positions in Iraq and also served as U.S. Ambassador to Serbia from March 2007 to March 2009. Mr. Munter received his B.A., magna cum laude, from Cornell University and doctoral degree in Modern European History from the Johns Hopkins University. He is currently a professor of International Relations at Pomona College.

The board of directors believes that Mr. Munter is qualified to serve as a director based on his leadership experience in high level U.S. government appointments.

Howard L. Clark, Jr. has served as a member of our board of directors since October, 2013, and is the Chairman of our Audit Committee and a member of our Nominating and Governance Committee. Mr. Clark is the former CFO of American Express. Mr. Clark worked for Paine Webber from 1968 through 1981, at which time he joined American Express, eventually being appointed CFO in 1985. From 1990 through 1993, he served as Chairman and CEO of Shearson Lehman Brothers, Inc. He later served as Vice Chairman of Lehman Brothers from 1993 through 2008, and then as Vice Chairman of Barclays Capital from 2008 through 2011. Mr. Clark previously served as a director of White Mountains Insurance Group, Ltd., United Rentals, Inc., Walter Energy, Inc. and Mueller Water Products, Inc. Howard Clark graduated from Boston University and received his MBA degree from Columbia Business School.

The board of directors believes that Mr. Clark is qualified to serve as a director based on his prior experience as chairman and CEO of Shearson Lehman Brothers, as CFO of American Express and his experience as a board member of several public companies.

John N. Daly has served as a member of our board of directors since December, 2013, and is the Chairman of our Compensation Committee and a member of our Audit Committee. Since May 2007, Mr. Daly has served as the President of IMMS, LLC, a third party marketer of investment management firms. Previously, Mr. Daly held other management positions in the financial services industry, including during his 23 years at E.F. Hutton & Co. from 1960 to 1983, where at various times he ran the Syndicate Department, the Commodities Division and the Asset Management Division. He later joined Salomon Brothers, both at the New York and London offices, where he headed the Private Client Division and International Equity Capital Markets. Mr. Daly also served as the Senior Managed Accounts Specialist at Prudential Investments from 2002-2005. Mr. Daly graduated from Yale University and completed the Harvard Business School Advanced Management Program in 1979.

The board of directors believes that Mr. Daly is qualified to serve as a director based on his prior experience as an executive in the financial services industry.

As of the date of this prospectus, our board of directors recommended for appointment to our board of directors the following nominees contingent and effective upon the consummation of this offering.

Name	Age	Position(s)
Anne Busquet	64	Director(1)
Alexander Tabibi, M.D.	44	Director

(1)	Expected to serve on Audit Committee.

Anne Busquet will serve as a member of our board of directors upon the completion of this offering. Ms. Busquet was at American Express from 1978 to 2001 where her last position was President of Interactive Services and New Businesses. Ms. Busquet was at InterActiveCorp (IAC) from 2003 to 2006 and her last position was CEO of Local and Media Services where she led a group of businesses including, Citysearch,

Evite, Entertainment Publications (EPI), ServiceMagic and TripAdvisor. Ms. Busquet currently serves on the boards of directors of Pitney Bowes and Provista Inc. and on the Advisory board of The Jordan Emiston Group, Inc. Additionally, Ms. Busquet serves as President of AMB Advisors where she advises companies on business strategy, marketing and development, and a Managing Director at Golden Seeds Group, an Angel Investment Group. Ms. Busquet received an MBA from Columbia University and a Bachelor of Science in Hotel Administration from Cornell University.

The board of directors believes that Ms. Busquet is qualified to serve as a director based on her prior experience as an executive at American Express and board member of several public companies.

Alexander Tabibi will serve as a member of our board of directors upon the completion of this offering pursuant to our acquisition agreement with Omni. Dr. Tabibi currently serves as CEO and Chairman of tabcom, LLC — an ecommerce revenue company. Dr. Tabibi has been involved in the founding and operations of about a dozen B2B and B2C technology companies. Dr. Tabibi is a member of the Board of Directors and has been an investor in Omni Medical Billing Services, LLC since 2007. Dr. Tabibi received his Bachelor of Science, magna cum laude, from UCLA and his medical degree from the University of Southern California where he graduated with Highest Distinction.

The board of directors believes that Dr. Tabibi is qualified to serve as a director based on his experience as Chairman and CEO of tabcom, LLC and his prior experience as a physician and director of an offshore healthcare revenue cycle management company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other principal executive and senior financial officers.

Board Composition

Upon completion of this offering, our board of directors will consist of seven directors, four of whom will qualify as “independent” directors according to the rules and regulations of the NASDAQ Stock Market LLC, or NASDAQ. Our amended and restated certificate of incorporation provides for a classified board of directors initially divided into three classes through April 2017 with members of each class of directors serving staggered three-year terms. After April 2017, the Board will be divided into two classes with members of each class of directors serving staggered two-year terms. As a result, a portion of our board of directors will be elected each year. Mr. Daly and Tabibi have been designated a Class I directors whose term will expire at the 2015 annual meeting of stockholders. Mr. Clark, Mr. Snyder and Ms. Busquet have been designated Class II directors whose terms will expire at the 2016 annual meeting of stockholders, and Mr. Munter and Mr. Haq have been designated Class III directors whose terms will expire at the 2017 annual meeting of stockholders.

Our amended and restated certificate of incorporation also provides that the number of authorized directors will be determined from time to time by resolution of the board of directors and any vacancies in our board and newly created directorships may be filled only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our amended and restated certificate of incorporation provides for the removal of a director only for cause and by the affirmative vote of the holders of 50.1% or more of the shares then entitled to vote at an election of our directors. These provisions and the classification of our board of directors may have the effect of delaying or preventing changes in the control of MTBC.

Director Independence

Our board of directors has considered the relationships of all directors with us and the independence of each director, and determined that Messrs. Cameron Munter, Howard Clark, John Daly and Anne Busquet, do not have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each non-employee director qualifies as an independent director under the applicable rules of NASDAQ.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a separate charter adopted by our board of directors. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

The composition and functioning of our board of directors and all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, and NASDAQ and SEC rules and regulations.

Audit Committee

Our audit committee consists of Howard Clark and John Daly, with Mr. Clark chairing the audit committee. Ms. Busquet will join the audit committee upon her joining the board of directors upon the completion of the offering, Our audit committee members meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Messrs. Clark and Daly are “audit committee financial experts” as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Mr. Clark and Daly are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ.

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; and
•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

Our compensation committee consists of John Daly and Cameron Munter, with Mr. Daly chairing the compensation committee. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, NASDAQ and the Internal Revenue Code of 1986, as amended, or the Code. We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering. The compensation committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ.

The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;
•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;
•	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

•	overseeing and making recommendations to the board of directors with respect to our incentive-based compensation and equity plans; and
•	reviewing and making recommendations to the board of directors with respect to director compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Cameron Munter and Howard Clark, with Mr. Munter chairing the nominating and corporate governance committee. All members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and NASDAQ. The nominating and corporate governance committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ.

The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors the criteria for selecting board and committee membership;
•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;
•	identifying individuals qualified to become board members;
•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;
•	developing and recommending to the board of directors a set of corporate governance guidelines; and
•	overseeing the evaluation of the board of directors, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has at any time during the past fiscal year been an officer or employee of the company. None of our executive officers serve or in the past fiscal year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

In June 2013, we implemented a policy under which we pay our non-employee directors $30,000 per annum for service as directors, plus an additional $10,000 per annum for the chairman of our audit committee. In addition, we reimburse our non-employee directors for expenses incurred by them associated with attending meetings of our board of directors and committees of our board of directors. We did not compensate non-employee directors for service as directors during 2011 and 2012. On April 4, 2014 we granted each independent director 22,500 Restricted Stock Units, which will vest over three years.

EXECUTIVE COMPENSATION

Summary Compensation Table for the Years ended December 31, 2012 and December 31, 2013

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our Chief Executive Officer, President and Chief Financial Officer during 2012 and 2013. These individuals are our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		All Other Compensation ($)(1)		Total ($)
Mahmud Haq	2013	120,330	70,227	(1)	18,740	(2)	209,297
Chief Executive Officer	2012	120,659	—		42,623	(3)	163,282
Stephen Snyder	2013	120,330	65,000	(4)	7,492	(5)	192,822
President	2012	120,659	40,000	(4)	5,868	(5)	166,527
Bill Korn(7)	2013	62,967	62,967	(6)	2,822	(5)	128,756
Chief Financial Officer

(1)	Consists of a discretionary bonus.
(2)	Consists of (i) $9,588 of car lease and fuel payments paid by the Company, (ii) $4,339 of accompanying tax reimbursement payments associated with these lease payments, and (iii) $4,813 of 401(k) matching contributions.
(3)	Consists of (i) $27,699 of car lease and fuel payments paid by the Company, (ii) $10,097 of accompanying tax reimbursement payments associated with these lease payments, and (iii) $4,827 of 401(k) matching contributions.
(4)	Consists of quarterly discretionary bonuses in the amount of $10,000 each quarter paid to Mr. Snyder plus a discretionary bonus in the amount of $25,000 paid in 2013.
(5)	Consists of 401(k) matching contributions.
(6)	Consists of regular bonus payments in the same amounts and at the same time as base salary is paid to Mr. Korn.
(7)	Commenced employment in July 2013.

Executive Employment Arrangements.

The current base salary of Messrs. Haq, Snyder, and Korn, is $120,000 per annum. In addition, Mr. Korn currently receives regular bonus payments in the same amounts and at the same time as his base salary, and Mr. Snyder receives quarterly bonus payments in the amount of $10,000 each. In addition, Mr. Haq received a bonus of $70,227 in the year ended December 31, 2013 and Mr. Snyder received a discretionary bonus in the amount of $25,000 in the year ended December 31, 2013. As a privately-held corporation, the salaries and bonuses for our named executive officers for periods prior to this offering have been determined by Mr. Haq in his role as Chief Executive Officer and principal stockholder based on his determination of appropriate compensation for a private company of our size, as well as prevailing market rates. Prior to the offering, none of our named executive officers is a party to an employment agreement with us.

Effective upon the date of this prospectus, we will enter into employment agreements with each of our named executive officers approved by our board of directors, the terms of which are described below.

Setting Named Executive Compensation.

On April 2, 2014, our board of directors approved employment agreements for each of our named executive officers. In determining compensation for these officers, the Board retained an independent consultant who specializes in compensation strategy and plan design to assist it in making decisions regarding salaries, bonuses, annual incentive awards and long-term equity incentives for our named executive officers.

We will be a party to employment agreements with each of Messrs. Haq, Snyder and Korn, which agreements are effective as of the date of this Prospectus (the“Employment Agreements”). Each of the Employment Agreements has a two-year term unless earlier terminated, and is automatically renew at the end of the initial term and annually thereafter in each case, for a one year term, unless either party provides at least ninety days’ prior written notice of non-renewal.

Each Employment Agreement provides for the payment of base salary and bonus, as well as customary employee benefits. Under each of the Employment Agreements, if the executive’s employment is terminated by the Company without“cause” or by the executive if a“material demotion,” occurs (as such terms are defined in the applicable Employment Agreement) the executive shall receive salary continuation payments for the remainder of the contractual term, but in no event for less than twenty-four months with respect to Mr. Haq and twelve months for each of Messrs. Snyder and Korn. In addition to salary continuation payments, executive shall receive payment of“COBRA” premiums for the executive and his dependents as long as the executive does not become eligible for health coverage through another employer during this severance period. Each of the Employment Agreements also restricts the executive from engaging in a competitive business during his employment and for 12 months thereafter, or soliciting our employees and customers during his employment and for 12 months thereafter.

After completion of this offering, our compensation committee, currently comprised of Messrs. Daly and Munter, will be tasked with discharging the Board of Directors’ responsibilities related to oversight of compensation of named executive officers and ensuring that our executive compensation program meets our corporate objectives. The compensation committee will be responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our named executive officers, as well as evaluating their performance in light of those goals and objectives. Based on this review and evaluation, as well as on input from our Chief Executive Officer regarding the performance of our other named executive officers and his recommendations as to their compensation, the Committee will determine and approve each named executive officer’s compensation annually. As a public company, our named executive officers will not play a role in their own compensation determinations.

Outstanding Equity Awards at Fiscal Year End

None of our named executive officers had any outstanding equity awards as of December 31, 2013.

On April 4, 2014, we granted Restricted Stock Units (RSUs) to our named executive officers as follows:

Stephen Snyder: 100,000 shares
Bill Korn:  50,000 shares

These RSUs provide for annual vesting based on continued employment over three years.

Employee Benefit Plans

2014 Equity Incentive Plan

In connection with this offering, we adopted the Medical Transcription Billing, Corp. 2014 Equity Incentive Plan, or the 2014 Plan, the material terms of which are described below.

Purpose.  The purpose of the 2014 Plan is to promote our success by linking the personal interests of our employees, officers, directors and consultants to those of our stockholders, and by providing participants with an incentive for outstanding performance.

Permissible Awards.  The 2014 Plan authorizes the grant of awards in any of the following forms:

•	Options to purchase shares of common stock, which may be nonstatutory stock options or incentive stock options under the Code. The exercise price of an option granted under the 2014 Plan may not be less than the fair market value of our common stock on the date of grant. Stock options granted under the 2014 Plan have a term of ten years.
•	Stock appreciation rights, or SARs, which give the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the stock appreciation right. The base price of a SAR may not be less than the fair market value of our common stock on the date of grant. SARs granted under the 2014 Plan have a term of ten years.
•	Restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee.

•	Restricted stock units, which represent the right to receive shares of common stock (or an equivalent value in cash or other property) in the future, based upon the attainment of stated vesting or performance goals set by the Compensation Committee.
•	Performance stock and cash settled awards, which represent the right to receive shares of common stock or cash, as applicable, in the future upon the attainment of certain stated performance goals.
•	Other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

All awards will be evidenced by a written award certificate between MTBC and the participant, which will include such provisions as may be specified by the Compensation Committee. Dividend equivalent rights, which entitle the participant to payments in cash or property calculated by reference to the amount of dividends paid on the shares of stock underlying an award, may be granted with respect to awards other than options or SARs.

Awards to Non-Employee Directors.  Awards granted under the 2014 Plan to non-employee directors will be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. The Committee may not make discretionary grants under the 2014 Plan to non-employee directors.

Shares Available for Awards; Adjustments.  Subject to adjustment as provided in the 2014 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2014 Plan is 1,351,000. In the event of a nonreciprocal transaction between MTBC and its stockholders that causes the per share value of the common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the 2014 Plan will be adjusted proportionately, and the Compensation Committee must make such adjustments to the 2014 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.

Administration.  The 2014 Plan will be administered by the Compensation Committee. The Committee will have the authority to grant awards; designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2014 Plan; and make all other decisions and determinations that may be required under the 2014 Plan. The Board of Directors may at any time administer the 2014 Plan. If it does so, it will have all the powers of the Compensation Committee under the 2014 Plan. In addition, the Board may expressly delegate to a special committee some or all of the Compensation Committee’s authority, within specified parameters, to grant awards to eligible participants who, at the time of grant, are not executive officers.

Limitations on Transfer; Beneficiaries.  No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution; provided, however, that the Compensation Committee may permit other transfers (other than transfers for value) where the Compensation Committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Treatment of Awards upon a Participant’s Death or Disability.  Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability:

•	all of that participant’s outstanding options and SARs will become exercisable to the extent the participant was entitled to exercise such option or SAR, but only within the period ending on the earlier of (i) twelve (12) months with respect to a termination due to disability and eighteen (18) months with respect to a termination due to death, and (ii) the term of the option or SAR;

•	shares of common stock and outstanding awards which have not vested at the time of the termination of service may be forfeited; and
•	the payout opportunities attainable under all of that participant’s outstanding performance-based awards may be forfeited and the awards may payout on a pro rata basis, based on the time elapsed prior to the date of termination.

Treatment of Awards upon a Change in Control.  Unless subject to additional acceleration of vesting and exercisability as may be provided in an award certificate or any special plan document governing an award, outstanding awards will be subject to one year acceleration of vesting as provided in the Plan upon a change in control.

Termination and Amendment.  The 2014 Plan will terminate on April 3, 2024. The Board or the Compensation Committee may, at any time and from time to time, terminate or amend the 2014 Plan, but if an amendment to the 2014 Plan would constitute a material amendment requiring stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to stockholder approval. No termination or amendment of the 2014 Plan may adversely affect any award previously granted under the 2014 Plan without the written consent of the participant. Without the prior approval of our stockholders, the 2014 Plan may not be amended to directly or indirectly reprice, replace or repurchase “underwater” options or SARs.

Certain U.S. Federal Income Tax Effects

The following discussion is limited to a summary of the U.S. federal income tax provisions relating to the grant, exercise and vesting of awards under the 2014 Plan and the subsequent sale of common stock acquired under the 2014 Plan. The tax consequences of awards may vary depending upon the particular circumstances, and it should be noted that the income tax laws, regulations and interpretations thereof change frequently. This summary applies only to participants who are citizens or residents of the United States for U.S. federal income tax purposes. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local, and foreign tax laws.

Nonstatutory Stock Options.  There will be no federal income tax consequences to the optionee or to us upon the grant of a nonstatutory stock option under the 2014 Plan. When the optionee exercises a nonstatutory option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and we will be allowed a corresponding deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options.  There typically will be no federal income tax consequences to the optionee or to us upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price, and we will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.

Stock Appreciation Rights.  A participant receiving a stock appreciation right will not recognize income, and we will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and us will be allowed as a corresponding federal income tax deduction at that time.

Restricted Stock.  Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time. If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election. To the extent unrestricted dividends are paid during the restricted period under the applicable award agreement, any such dividends will be taxable to the participant at ordinary income tax rates and will be deductible by us unless the participant has made a Code Section 83(b) election, in which case the dividends will thereafter be taxable to the participant as dividends and will not be deductible by us.

Restricted Stock Units.  A participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock unit award is granted. Upon receipt of shares of common stock (or the equivalent value in cash) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the common stock or other property as of that date, and we will be allowed a corresponding federal income tax deduction at that time.

Performance Stock and Cash Settled Awards.  A participant will not recognize income, and we will not be allowed a tax deduction, at the time a performance award is granted (for example, when the performance goals are established). Upon receipt of cash or stock in settlement of the award, the participant will recognize ordinary income equal to the cash or fair market value of the stock received, and we will be allowed a corresponding federal income tax deduction at that time.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code limits. We match 100% of contributions made by employees on the first 3% of their salary contributed to our 401(k) plan, and we match 50% of the next 2% of their salary contributed to our 401(k) plan. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Limitation on Liability and Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, executive officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeded $45,400, which is one percent of the average of our total assets at December 31, 2012 and 2013, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in the section entitled “Executive Compensation.”

Somerset, New Jersey Executive Office Lease

In October 2012, we entered into a five-year lease agreement for our Somerset, New Jersey headquarters with Mahmud Haq, our Chairman of the Board, Chief Executive Officer and principal stockholder. We paid $65,000 and $67,000 for the years ended December 31, 2012 and 2013 respectively, and $17,250 for the three months ended March 31, 2014, for the lease of this office. The approximate dollar value of the transaction for the period beginning October 2012 and ending September 2017 is $360,000. Prior to entering into the 2012 lease, we leased these offices from Mr. Haq pursuant to predecessor lease agreements whose terms have expired. We believe that the payments we make under this lease are comparable to those that we would have paid under a similar lease with an unrelated third party.

South Brunswick, New Jersey Property Lease

In November 2009, we entered into a three-year lease agreement commencing December 1, 2009 with Mahmud Haq for property located in South Brunswick, New Jersey. This property is primarily used to temporarily house foreign employees visiting our corporate headquarters. The lease automatically renews for additional one-year periods and will terminate on November 30, 2014 unless further renewed. We paid $43,000 and $45,000 for the years ended December 31, 2012 and 2013 respectively, and $11,700 for the three months ended March 31, 2014, for the lease of this property. The approximate dollar value of the transaction for the period beginning December 1, 2009 and ending December 31, 2014 is $212,000. We believe that the payments we make under this lease are comparable to those that we would have paid under a similar lease with an unrelated third party.

Bagh, Pakistan Office Lease

In May 2008, we entered into a three-year lease agreement for our facilities located in Bagh, Pakistan with Mahmud Haq. The lease has been amended so that the current term of the lease expires on December 31, 2014. We paid $42,000 for each of the years ended December 31, 2012 and 2013, and $10,300 for the three months ended March 31, 2014, for the lease of this office. The approximate dollar value of the transaction, which is denominated in Pakistan rupees, for the period beginning May 2008 and ending December 31, 2014 is approximately $235,000 based on current exchange rates. We believe that the payments we make under this lease are comparable to those that we would have paid under a similar lease with an unrelated third party.

Aircraft Lease

In December 2009, we entered into a nonexclusive aircraft dry lease agreement with Kashmir Air, Inc., an entity owned by Mahmud Haq. The lease, which was subsequently amended and restated, currently provides for our non-exclusive use of a Cessna Citation 501 aircraft for rental payments in the amount of $10,000 per month, and further provides that we are responsible for routine repairs and maintenance of the aircraft. The original term of the lease was for a one year period ending December 23, 2010. The lease is subject to extension for additional one-year periods with the mutual consent of the parties, with the current term of the lease expiring on December 23, 2014. We expensed $128,000 for each of the years ended December 31, 2012, and 2013 respectively, and $32,000 for the three months ended March 31, 2014, for the lease of the aircraft. The approximate dollar value of the payments made by us for the aircraft lease for the period beginning December 2009 and ending December 2014 is $645,000. In addition, since December 2009, we have paid third parties approximately $100,000 for repairs and maintenance of the aircraft, and $91,000 for the use of hangar space in Trenton, New Jersey for the aircraft. We believe that the payments we make under this lease are comparable to those that we would have paid under a similar lease with an unrelated third party.

Founder Loans and Advances

In February 2013, Mahmud Haq advanced us a loan of $1,000,000, of which a portion was used to repay the outstanding balance on our revolving credit line with TD Bank. The loan bears interest at an annual rate of 7.0%. The outstanding principal of this loan, as of March 31, 2014 in the amount of $736,000, together with accrued interest, is due in one installment on July 5, 2015.

From time to time since our formation, we have made loans directly to Mahmud Haq and payments on his behalf, which we collectively characterize as “advances.” Mr. Haq in turn repays these advances to us from time to time. During the years ended December 31, 2012 and 2013 we made $280,000 and $382,000 in the aggregate of advances to Mahmud Haq, respectively. At December 31, 2012 we had $68,000 of outstanding amounts due to us from Mr. Haq with respect to these advances. In October 2013, all advances made by us to Mr. Haq were repaid or applied to offset amounts owed by us to Mr. Haq under the loan he made to us in February 2013. On January 14, 2014 we transferred $1,000 to the PayPal account of Haq Investments Group, a company owned by Mr. Haq, which we reported as an advance. The same day, the error was rectified and $1,000 was transferred back into our account. Accordingly, there are no amounts currently due to us from Mr. Haq.

In connection with the set-up of our offices in Pakistan, Mahmud Haq incurred certain expenses on our behalf in the amount of $56,000, which we previously carried on our balance sheet as a note payable to Mr. Haq with no stated interest rate or maturity date. In December 2011, Mr. Haq contributed the amounts outstanding in respect of this payable to our capital.

Loan Guarantees and Repayments

In January 2007, Mahmud Haq guaranteed our loan from Sovereign Bank. Amounts outstanding under this loan were $52,000 and $12,000, respectively, on December 31, 2012 and 2013. We made net repayments of this loan in the amounts of $20,000 and $40,000 and $5,000, respectively, in the twelve months ended December 31, 2012 and 2013 and the three months ended March 31, 2014.

In January 2011, Mr. Haq guaranteed our loan from TD Bank, which was fully repaid during 2012. Mr. Haq also guaranteed our existing line of credit with TD Bank. Amounts outstanding under this line of credit were $571,000, $1,015,000 and $1,215,000, respectively, on December 31, 2012 and 2013 and March 31, 2014. This line of credit had an original maximum amount of $400,000, which was increased to $750,000 in March 2012 and to $1,215,000 on September 30, 2013.

Mr. Haq has also committed to invest an amount up to $400,000, in the form of purchasing stock, convertible notes or other securities from us, if and as needed, for us to continue as a going concern until May 31, 2015.

Customer Relationship

Mr. Haq’s wife is a physician who is a customer of ours. Revenues from this customer were approximately $17,000 for each of the years ended December 31, 2012 and 2013. On each of December 31, 2012 and 2013, the receivable balance due from this customer was $1,700.

Policies and Procedures for Related Party Transactions

Immediately following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $45,400 and in which a related person has or will have a direct or indirect material interest. For purposes of this responsibility, a related person will be defined as a director, executive officer, nominee for director, or stockholders who own greater than 5% of our outstanding common stock and their affiliates, in each case since the beginning of the most recently completed fiscal year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, responsibilities or procedures governing the review and approval of related-party transactions, but we expect that our audit committee will do so in the future.

Our policy will provide that if advance approval of a related-party transaction is not obtained, it must be promptly submitted to the Audit Committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the Audit Committee will take into account, among other factors the Audit Committee deems appropriate, recommendations from senior management, whether the transaction is on terms no less favorable than the terms generally available to a third party in similar circumstances and the extent of the related person’s interest in the transaction. Any related party transaction must be conducted at arm’s length. Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the Audit Committee that considers a transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at            , 2014, after giving effect to the acquisition of the Target Sellers, and as adjusted to reflect the sale of the shares of common stock by us in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;
•	each named executive officer;
•	each of our directors and director nominees; and
•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The percentage ownership information shown in the table is based upon [    ] shares of common stock outstanding as of March 31, 2014, and also reflects the issuance of 1,672,715 shares as partial consideration for the acquisition of the Target Sellers based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the sale and issuance of [    ] shares in this offering, and assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o MTBC, Inc., 7 Clyde Road, Somerset, NJ 08873.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Mahmud Haq	4,799,020	94.3%	4,799,020
Stephen A. Snyder	0	0%	0
Bill Korn	0	0%	0
Howard L. Clark, Jr.	0	0%	0
Cameron Munter	0	0%	0
John N. Daly	0	0%	0
Anne Busquet	0	0%	0
Alexander Tabibi	0	0%	0
The table above excludes 217,500 Restricted Stock Units which have been granted but are not vested and will not vest within 60 days of this offering.
All directors and executive officers as a group (9 persons)	4,799,020	94.3%	4,799,020
Other 5% Stockholders:
Omni Medical Billing Services LLC	0	0%	1,032,800

.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. On April 4, 2014 (the “Effective Date”), we adopted an amended and restated certificate of incorporation and amended and restated bylaws. This description summarizes the provisions that are included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of 19,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of undesignated preferred stock, $0.001 par value per share.

As of April 30, 2014, there were 5,101,770 shares of our common stock outstanding, held by seven stockholders of record. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of NASDAQ, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. The directors will be elected by a plurality of the outstanding shares entitled to vote on the election of directors. Our amended and restated certificate of incorporation establishes a classified board of directors that will be divided into three classes until the third annual stockholder meeting following the Effective Date, when the board of directors will be divided into two classes, with staggered two year terms, as set forth in more detail under the subsection titled “Classified Board” below.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Exclusive Jurisdiction

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to the us or the our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board is initially classified into three classes of directors through the third annual meeting of the stockholders following the Effective Date. The initial term of the Class I directors will expire on the first annual stockholder meeting following the Effective Date, at which time the successors of the Class I directors will be elected for a three year term. The initial term of the Class II directors will expire on the second annual stockholder meeting following the Effective Date, at which time the successors of the Class II directors will be elected for a three year term. The initial term of the Class III directors will expire on the third annual stockholder meeting following the Effective Date, at which point the Class III directors will be divided as equally as possible into two groups, with one group being assigned to Class I and the other group being assigned to Class II.

From that date forward, the board will be classified into two classes of directors with staggered two year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management — Board of Directors” for additional information.
•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provides for advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporaton and amended and restated bylaws do not provide for cumulative voting. The directors shall be elected by a plurality of the outstanding shares entitled to vote on the election of directors.
•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause and with the affirmative vote of 50.1% of the outstanding shares entitled to cast their vote for the election of directors.
•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be VStock Transfer, LLC. The transfer agent and registrar’s address is 77 Spruce Street, Suite 201, Cedarhurst, NY 11516. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

Listing

We have applied for the listing of our common stock on the NASDAQ Global Market under the symbol “MTBC”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering, due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, and after giving effect to the acquisition of the Target Sellers which will occur upon the completion of this offering, based on the number of shares of our capital stock outstanding as of April 30, 2014, we will have a total of [    ] shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of May   , 2014, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the [ ] shares of common stock sold in this offering will be immediately available for sale in the public market;
•	beginning 181 days after the date of this prospectus, [ ] additional shares of common stock will become eligible for sale in the public market, of which [ ] shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers and directors and holders of substantially all of our outstanding common stock have agreed that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Chardan Capital Markets, LLC and Summer Street Research Partners, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock or release any shares of our common stock held in escrow on behalf of the Target Sellers during such period of 180 days. Chardan Capital Markets, LLC and Summer Street Research Partners may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

The restrictions described in the immediately preceding paragraph do not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or similar Equity Incentive or compensation Plan;

Escrowed Shares

To secure our indemnity rights in connection with the acquisition of the Target Sellers, all of the stock consideration payable with respect to each acquisition will be held in escrow following the closing of that acquisition, with 15% of the shares issued with respect to each acquisition to be held in escrow for at least six months following the closing. With respect to Omni, an additional 15% of such shares shall be eligible for release at nine months following the closing. The remaining share amounts held in escrow respective of each Target Seller will be held in escrow for at least 12 months following the closing. Pursuant to the terms of each escrow agreement, while such shares are held in escrow they may not be transferred, disposed of or hedged by the Target Seller holding such shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the United States;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or
•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);
•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;
•	a partnership or other entity classified as a partnership or flow through entity for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made an election to be treated as a U.S. person.

Distributions

We do not anticipate making any distributions on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment or fixed base maintained by you in the U.S.), are includible in your gross income in the taxable year received, and are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. This withholding obligation under this legislation with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Chardan Capital Markets, LLC and Summer Street Research Partners are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Chardan Capital Markets, LLC
Summer Street Research Partners
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering of our shares, the public offering price, concession or any other term of the offering may be changed by the representatives. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We have agreed to pay to the underwriter a fee equal to 7% of the aggregate sales price of the shares sold in this offering, which fee is to be paid by means of a discount from the offering price to purchasers in the offering, plus a non-accountable expense allowance of 1% of the aggregate sales price of the shares sold in this offering (other than additional shares). In addition, we have agreed to reimburse Chardan Capital Markets, LLC (“Chardan”) for all of its agreed-upon, actual and out-of-pocket expenses, including but not limited to reasonable and documented travel, legal fees and other expenses, incurred in connection with the offering, whether or not the offering is completed, subject to presentation of appropriate documentation evidencing such out-of-pocket expenses up to a maximum of $100,000 for all expenses, which shall be deducted from the non-accountable expense allowance described above. We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $      .

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to approximately        shares of our common stock being offered for sale to our directors, officers, employees, customers and other parties related to the Company. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by             through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify             in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. Shares offered in the directed share program will not be subject to lock-up agreements, with the exception of the shares to be issued to directors and officers who are already subject to lock-up agreements, as described below.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to      additional shares at the public offering price, less the underwriting discount, solely to cover shares of common stock sold by the underwriters in excess of the total number of shares set forth in the above table. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

NASDAQ Global Market Listing

We have applied for the listing of our shares of common stock on the NASDAQ Global Market under the symbol “MTBC.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•	our financial information,
•	the history of, and the prospects for, our company and the industry in which we compete,
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

No Sales of Similar Securities

We, our executive officers and directors and the holders of substantially all of our outstanding common stock and securities convertible into common stock have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Chardan Capital Markets, LLC and Summer Street Research Partners. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,
•	sell any option or contract to purchase any common stock,
•	purchase any option or contract to sell any common stock,
•	grant any option, right or warrant for the sale of any common stock,
•	lend or otherwise dispose of or transfer any common stock,
•	request or demand that we file a registration statement related to the common stock,
•	release any shares of our common stock held in escrow on behalf of the Target Sellers, or
•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or such underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or
C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and our and its affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the common stock being offered hereby and other certain legal matters will be passed upon for us by Fox Rothschild LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements of Medical Transcription Billing, Corp. as of and for the years ended December 31, 2013 and 2012 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Metro Medical Management Services, Inc. and MedDerm Billing Inc. as of and for the years ended December 31, 2012 and 2011, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to the sale of Metro Medical Management Services, Inc. and MedDerm Billing Inc. to Medical Transcription Billing, Corp.). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of each of the Target Sellers as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Rosenberg Rich Baker Berman and Company, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.mtbc.com. Information on, or accessible through, our website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS (page 1)

Page
Medical Transcription Billing, Corp., Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive (Loss) Income	F-6
Consolidated Statements of Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9
Medical Transcription Billing, Corp., Condensed Consolidated Financial Statements as of March 31, 2014 and for the periods ended March 31, 2014 and 2013
Condensed Consolidated Balance Sheets (unaudited)	F-32
Condensed Consolidated Statements of Operations (unaudited)	F-33
Condensed Consolidated Statements of Comprehensive (Loss) Income (unaudited)	F-34
Condensed Consolidated Statements of Cash Flows (unaudited)	F-35
Notes to Condensed Consolidated Financial Statements (unaudited)	F-36
Metro Medical Management Services, Inc. and MedDerm Billing Inc., Combined Financial Statements as of and for the years ended December 31, 2012 and 2011
Independent Auditors’ Report	F-48
Combined Balance Sheets	F-49
Combined Statements of Operations and Comprehensive (Loss) Income	F-50
Combined Statements of Shareholder’s Deficit	F-51
Combined Statements of Cash Flows	F-52
Notes to Combined Financial Statements	F-53
Metro Medical Management Services, Inc. and MedDerm Billing Inc., Condensed Combined Financial Statements as of March 31, 2013 and for the periods ended March 31, 2013 and 2012
Condensed Combined Balance Sheets (unaudited)	F-61
Condensed Combined Statements of Operations and Comprehensive Loss (unaudited)	F-62
Condensed Combined Statements of Shareholder’s Deficit (unaudited)	F-63
Condensed Combined Statements of Cash Flows (unaudited)	F-64
Notes to Condensed Combined Financial Statements (unaudited)	F-65
Omni Medical Billing Services, LLC, Financial Statements as of and for the years ended December 31, 2013 and 2012
Independent Auditor’s Report	F-72
Consolidated Balance Sheets	F-73
Consolidated Statements of Operations and Members’ Equity	F-74
Consolidated Statements of Cash Flows	F-75
Notes to the Consolidated Financial Statements	F-76
Omni Medical Billing Services, LLC, Condensed Financial Statements as of March 31, 2014 and for the periods ended March 31, 2014 and 2013
Consolidated Balance Sheet (unaudited)	F-81
Consolidated Statements of Operations and Members’ Equity (unaudited)	F-82
Consolidated Statements of Cash Flows (unaudited)	F-83
Notes to the Consolidated Financial Statements (unaudited)	F-84

Page
Practicare Medical Management, Inc., Financial Statements as of and for the years ended December 31, 2013 and 2012
Independent Auditor’s Report	F-88
Balance Sheets	F-89
Statements of Operations and Retained Earnings	F-90
Statements of Cash Flows	F-91
Notes to the Financial Statements	F-92
Practicare Medical Management, Inc., Condensed Financial Statements as of March 31, 2014 and for the periods ended March 31, 2014 and 2013
Balance Sheet (unaudited)	F-96
Statements of Operations and Retained Earnings (unaudited)	F-97
Statements of Cash Flows (unaudited)	F-98
Notes to the Financial Statements (unaudited)	F-99
Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc., Combined Financial Statements as of and for the years ended December 31, 2013 and 2012
Independent Auditor’s Report	F-103
Combined Balance Sheets	F-104
Combined Statements of Operations and Retained Earnings (Deficit)	F-105
Combined Statements of Cash Flows	F-106
Notes to the Combined Financial Statements	F-107
Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc., Condensed Financial Statements as of March 31, 2014 and for the periods ended March 31, 2014 and 2013

Combined Balance Sheet (unaudited)	F-112
Combined Statements of Operations and Retained Earnings (unaudited)	F-113
Combined Statements of Cash Flows (unaudited)	F-114
Notes to the Combined Financial Statements (unaudited)	F-115

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Medical Transcription Billing, Corp.
Somerset, New Jersey

We have audited the accompanying consolidated balance sheets of Medical Transcription Billing, Corp. and subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Medical Transcription Billing, Corp. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
April 4, 2014

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS
CURRENT ASSETS:
Cash	$497,944	$268,323
Accounts receivable – net of allowance for doubtful accounts of $58,183 and $250,520 at December 31, 2013 and 2012, respectively	1,009,416	954,427
Current assets – related party	23,840	93,866
Other current assets	214,678	227,721
Deferred income taxes	41,829	123,627
Total current assets	1,787,707	1,667,964
PROPERTY AND EQUIPMENT – Net	505,344	480,993
INTANGIBLE ASSETS – Net	1,534,780	1,084,985
GOODWILL	344,000	—
OTHER ASSETS	1,347,302	50,332
DEFERRED INCOME TAXES	253,481	200,031
TOTAL ASSETS	$5,772,614	$3,484,305
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$200,469	$245,601
Accrued payroll	207,545	177,966
Accrued expenses	477,351	387,962
Accrued IPO costs	430,125	—
Deferred rent	11,667	34,370
Deferred revenue	56,686	55,857
Accrued liability to related party	93,596	4,774
Borrowings under line of credit	1,015,000	571,313
Notes payable – other (current portion)	916,104	694,593
Total current liabilities	3,408,543	2,172,436
NOTES PAYABLE
Note payable – related party	735,680	—
Notes payable – others	425,587	329,813
Notes payable – convertible note	472,429	—
	1,633,696	329,813
OTHER LONG TERM LIABILITIES	38,142	—
DEFERRED RENT	519,000	511,239
DEFERRED REVENUE	54,736	64,740
Total liabilities	5,654,117	3,078,228
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value – authorized, 19,000,000 shares; issued and outstanding, 5,101,770 shares	5,102	5,102
Additional paid-in capital	251,628	251,628
Retained earnings	49,121	227,117
Accumulated other comprehensive loss	(187,354)	(77,770)
Total shareholders' equity	118,497	406,077
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,772,614	$3,484,305

See notes to consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET REVENUE	$10,472,751	$10,017,488
OPERATING EXPENSES:
Direct operating costs	4,272,979	4,257,264
Selling and marketing	248,975	266,413
General and administrative	4,743,673	4,396,635
Research and development	386,109	396,425
Depreciation and amortization	948,531	678,732
Total operating expenses	10,600,267	9,995,469
Operating (loss) income	(127,516)	22,019
OTHER:
Interest income	23,929	23,382
Interest expense	(160,065)	(97,028)
Other income – net	230,146	168,621
Total Other Income – Net	94,010	94,975
(LOSS) INCOME BEFORE (BENEFIT) PROVISION FOR INCOME TAXES	(33,506)	116,994
INCOME TAX PROVISION (BENEFIT)	144,490	(4)
NET (LOSS) INCOME	$(177,996)	$116,998
NET (LOSS) INCOME PER SHARE
Basic and diluted (loss) income per share	$(0.03)	$0.02
Weighted-average basic and diluted shares outstanding	5,101,770	5,101,770

See notes to consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET (LOSS) INCOME	$(177,996)	$116,998
OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign currency translation adjustment(a)	(109,584)	(70,591)
COMPREHENSIVE (LOSS) INCOME	$(287,580)	$46,407

(a)	Net of taxes of $64,213 and $50,910 for the years ended December 31, 2013 and 2012, respectively.

See notes to consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount
BALANCE – January 01, 2012	5,101,770	$5,102	$251,628	$110,119	$(7,179)	$359,670
Net income	—	—	—	116,998	—	116,998
Foreign currency translation adjustment, net of tax	—	—	—	—	(70,591)	(70,591)
BALANCE – December 31, 2012	5,101,770	5,102	251,628	227,117	(77,770)	406,077
Net loss	—	—	—	(177,996)	—	(177,996)
Foreign currency translation adjustment, net of tax	—	—	—	—	(109,584)	(109,584)
BALANCE – December 31, 2013	5,101,770	$5,102	$251,628	$49,121	$(187,354)	$118,497

See notes to consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
OPERATING ACTIVITIES:
Net (loss) income	$(177,996)	$116,998
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	948,531	678,732
Impairment of intangible assets	—	126,272
Deferred rent	28,735	49,769
Deferred revenue	(9,174)	(23,576)
Deferred income taxes	106,988	(63,531)
Provision for (recovery of) doubtful accounts	(32,824)	102,379
Foreign exchange gain	(196,582)	(153,499)
Gain on disposal of assets	(13,001)	—
Forgiveness of advance to shareholder	69,208	—
Other	10,571	631
Changes in operating assets and liabilities:
Accounts receivable	(22,164)	(118,598)
Other assets	26,698	(76,860)
Accounts payable and other liabilities	189,978	(79,788)
Net cash provided by operating activities	928,968	558,929
INVESTING ACTIVITIES:
Capital expenditures	(286,505)	(153,073)
Advances to majority shareholder	(381,721)	(280,000)
Repayment of advances to majority shareholder	227,721	395,791
Acquisitions	(275,000)	(319,198)
Proceeds from sale of assets	9,214	—
Net cash used in investing activities	(706,291)	(356,480)
FINANCING ACTIVITIES:
Proceeds from notes payable to majority shareholder	1,000,000	—
Proceeds from notes payable – convertible note	500,000	—
Proceeds from notes payable – other	—	43,830
Repayments of notes payable to majority shareholder	(115,319)	—
Repayments of notes payable – other	(912,642)	(617,368)
Proceeds from line of credit	4,907,985	6,267,908
Repayments of line of credit	(4,464,297)	(6,022,149)
IPO-related costs	(882,725)	—
Net cash provided by (used in) financing activities	33,002	(327,779)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(26,058)	(14,763)
NET INCREASE (DECREASE) IN CASH	229,621	(140,093)
CASH – Beginning of the year	268,323	408,416
CASH – End of year	$497,944	$268,323
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisitions through issuance of promissory notes	$1,225,000	$1,041,760
Finance lease	$6,419	$13,543
Accrued IPO-related costs	$430,125	$—
Adjustment of notes payable to majority shareholder	$149,000	$—
SUPPLEMENTAL INFORMATION – Cash paid during the period for:
Income taxes	$22,000	$222,000
Interest	$155,433	$91,899

See notes to consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1. ORGANIZATION AND BUSINESS

General — Medical Transcription Billing, Corp. (“MTBC” or the “Company”) is a healthcare information technology company that offers proprietary electronic health records and patient management solutions, together with related business services, to healthcare providers. The Company’s integrated services are designed to help customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. The Company’s services include full-scale revenue cycle management, electronic health records, and other technology-driven practice management services to private and hospital-employed healthcare providers. MTBC has offices in Somerset, New Jersey, Islamabad, Pakistan and Bagh, Pakistan.

MTBC was founded in 1999 and incorporated under the laws of the State of Delaware in 2001. MTBC Private Limited (or “MTBC Pvt. Ltd.”) is a majority-owned subsidiary of MTBC and was founded in 2004. MTBC owns 99.99% of the authorized outstanding shares of MTBC Pvt. Ltd. and the remaining 0.01% of the shares of MTBC Pvt. Ltd. is owned by the founder and chief executive officer of MTBC.

On April 4, 2014, the Company split its stock 8.65 shares for one. All share and per share amounts have been adjusted for the stock split effective April 4, 2014. All share data information presented within the consolidated financial statements gives effect to the stock split.

Current Business Condition — For the year ended December 31, 2013, the Company incurred an operating loss of $127,516 and working capital deficiency at year end was approximately $1.6 million. The current year operating loss was primarily a result of costs of $281,048 related to the pending acquisitions discussed in Note 4. The working capital deficiency is a result of the indebtedness incurred in connection with the acquisitions entered into during 2012 and 2013, as well as the $1.3 million of deferred initial public offering costs. The Company’s line of credit with TD Bank has a limit of $1.2 million and the Company has no further availability under the line as of March 31, 2014. The line of credit renews annually, and currently expires in August 2014. The Company relies on the line of credit, which has been renewed annually for the past three years. The Company’s ability to continue as a going concern is dependent on its ability to generate sufficient cash from operations to meet its cash needs and/or to raise funds to finance ongoing operations and repay debt. Under the current operating model, the Company will exhaust current cash resources if the line of credit is not renewed in August 2014, unless the Company completes additional debt or equity financing by that time.

The Company has no indications that the line of credit would not be renewed, but if the line of credit were not renewed, the Company would need to obtain additional financing. The Company has spoken with banks, debt funds and private equity funds, and believes there are several viable options available to the Company. The Company has not pursued any of these options because it believes they would not be necessary after the completion of the Company’s initial public offering, in which the Company expects to raise additional working capital. If none of the financing events described above transpire, the Company has received a support letter from the holder of the Company’s convertible notes, which demonstrates the investor’s commitment to provide financial support, in the form of purchasing stock, convertible notes, or some other instrument, at an interest rate determined by such investor, of up to $1.2 million, if and as needed, to enable by the Company to continue as a going concern until May 31, 2015. The Company’s owner has also committed, if necessary, to contribute additional capital of up to $400,000.

Correction of Cash Flow Error — Subsequent to the issuance of the 2012 consolidated financial statements, the Company identified an error related to the effect of foreign exchange gains on the consolidated statement of cash flows for the year ended December 31, 2012. The Company previously reflected the unrealized gain on foreign exchange as an offset to the change in other operating assets line item on the statement of cash flows. Upon further review, the Company corrected the 2012 error and has reflected the unrealized portion of the foreign exchange gain within the effect of exchange rate changes on cash line item

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1. ORGANIZATION AND BUSINESS  – (continued)

in the 2012 statement of cash flows. This error did not impact the 2012 consolidated balance sheet or the 2012 consolidated statement of operations. The Company has restated the 2012 statement of cash flows as follows:

Consolidated Statement of Cash Flows — For the year ended December 31, 2012

	As Previously Reported	Adjustment	As Restated
Operating activities:
Changes in operating assets and liabilities:
Other assets	$76,639	$(153,499)	$(76,860)
Net cash provided by operating activities	$712,428	$(153,499)	$558,929
Effect of exchange rate changes on cash	$(168,262)	$153,499	$(14,763)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its majority-owned subsidiary MTBC Pvt. Ltd. The non-controlling interest is inconsequential to the consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

Segment Reporting — The Company views its operations as comprising one operating segment. The Chief Operating Decision Maker, which is the Company’s Chief Executive Officer, monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management include, but are not limited to: (1) revenue recognition; (2) asset impairments; (3) depreciable lives of assets; (4) allowance for doubtful accounts and (5) fair value of identifiable purchased tangible and intangible assets, including determination of expected customer life. Actual results could significantly differ from those estimates.

Revenue Recognition — The Company recognizes revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer is fixed or determinable.

Since the Company’s customers do not run its software on their own hardware or that of a third party, and do not have the right to take possession of the software at any time, the two criteria required for an offering to be considered to include a software element as required by Accounting Standards Codification (“ASC”) 985-605, Software — Revenue Recognition, are not met. As a result, the Company recognizes revenue as a service for all of its offerings in accordance with service revenue guidance at ASC 605-20, Revenue Recognition — Services.

The Company bills its customers on a monthly basis, in arrears. Approximately ninety percent of revenue comes from its comprehensive PracticePro product suite, which includes revenue cycle management, practice management services and electronic health records. The fees charged to customers for the services provided under the PracticePro service suite are normally based upon a percentage of collections posted during the month. Fees charged to customers for the services provided under the PracticePro service suite are typically based on a percentage of net collections on the Company’s clients’ accounts receivable. The Company does

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

not recognize revenue for PracticePro service fees until the Company has received notification that a claim has been accepted and the amount which the physician will collect is determined, as the fees are not fixed and determinable until such time.

As it relates to fees charged to PracticePro customers at the outset of an arrangement, the Company charges a set fee which includes account set up, creating a website for the customer, establishing credentials, and training the customer’s office staff. This service does not have stand-alone value separate from the ongoing revenue cycle management, electronic health records and practice management services. The fees are deferred and recognized as revenue over the estimated customer relationship period (currently estimated to be five years).

The Company also generates revenue from a variety of ancillary services, including transcription services, patient statement services, coding services, platform usage fees for clients using third-party platforms, rebates received from third-party platforms, and consulting fees. Ancillary services are charged at a fixed fee per unit of work, such as per line transcribed or per patient statement prepared, and the Company recognizes revenue monthly as it performs the services.

The Company’s revenue arrangements generally do not include a general right of return for services provided.

Direct Operating Costs — Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Costs associated with the implementation of new clients are expensed as incurred. The reported amounts of direct operating costs include allocated amounts for rent and overhead costs. Depreciation and amortization have not been allocated and are presented separately in the consolidated statements of operations.

Research and Development Expenses — Research and development expenses consist primarily of personnel-related costs. All such costs are expensed as incurred.

Advertising Costs — The Company expenses advertising costs as incurred. The Company incurred approximately $61,536 and $114,209 of advertising costs for the years ended December 31, 2013 and 2012, respectively, which are included in selling and marketing expenses in the consolidated statements of operations.

Accounts Receivable — Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the balance sheet net of an allowance for doubtful accounts, which is established based on reviews of receivable balances, an assessment of the customers’ current creditworthiness and the probability of collection.

The movement in the allowances for doubtful accounts for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Beginning balance	$250,520	$159,394
(Reversals) provision	(32,824)	102,379
Write offs and adjustments	(159,513)	(11,253)
Ending balance	$58,183	$250,520

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line basis over the estimated lives of the assets ranging from three to five years. Ordinary maintenance and repairs are charged to expense as incurred.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Depreciation for computers is calculated over three years, while remaining assets (except leasehold improvements) are depreciated over five years.

The Company amortizes leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, the lease term is the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty to the Company.

Intangible Assets and Other Long-Lived Assets — Intangible assets include customer contracts and relationships and covenants not-to-compete acquired in connection with acquisitions, as well as software purchase and development costs. These intangible assets are amortized on a straight-line basis over three years, which reflects the pattern in which economic benefits are expected to be realized. The Company concluded that use of the straight-line method was appropriate as the majority of the cash flows are expected to be recognized ratably over the estimated useful lives, without a significant degradation of the cash flows over time. The customer relationships and associated contracts represent the most significant portion of the value of the purchase price for every acquisition.

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying value amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the fair value of the asset.

During the year ended December 31, 2012, the Company recorded impairment charges of $126,272, which are included in general and administrative expenses in the consolidated statement of operations. These impairment charges are due to the loss of customer relationships that were valued and recorded as part of the acquisition of Medical Accounting Billing Company, Inc. during 2010. There was no impairment of intangibles or long-lived assets during the year ended December 31, 2013.

Software Development Costs — Software development expenses for the years ended December 31, 2013 and 2012 were approximately $386,109 and $396,425, respectively. Software development expenses are disclosed as a separate line item in the consolidated statements of operations as research and development costs. There were no software costs capitalized for the years ended December 31, 2013 and 2012, respectively.

Business Combinations — The Company accounts for business combinations under the provisions of ASC 805-10, Business Combinations, which requires that the acquisition method of accounting be used for all business combinations. The Company has concluded that each of the businesses whose assets were acquired or are to be acquired constitute a business in accordance with ASC 805-10-55.

Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date with changes in the fair value after the acquisition date affecting earnings. Changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period will affect income tax expense.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that these assets will more likely than not be realized. All available positive and negative evidence is considered in making such a determination, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. A valuation allowance would be recorded to reduce deferred income tax assets when it is determined that the Company would not be able to realize its deferred income tax assets in the future in excess of their net recorded amount.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. At December 31, 2013 and 2012, the Company did not have any uncertain tax positions that required recognition. Interest and penalties related to uncertain tax positions are recognized in income tax expense. For the years ended December 31, 2013 and 2012, the Company did not recognize any penalties or interest related to unrecognized tax benefits in its consolidated financial statements.

Deferred Rent — Deferred rent consists of rent escalation payment terms related to the Company’s operating leases for its facilities. Deferred rent represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease, including any construction period. The excess of the difference between actual operating lease payments due and straight-line rent expense is recorded as a deferred credit in the early periods of the lease when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense.

Deferred Revenue — Deferred revenue primarily consists of payments received in advance of the revenue recognition criteria being met. Deferred revenue includes certain deferred implementation services fees that are recognized as revenue ratably over the longer of the life of the agreement or the estimated expected customer life, which is currently estimated to be five years. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current. At the time of customer termination, any unrecognized service fees associated with implementation services are recognized as revenue.

Fair Value Measurements — ASC 825, Financial Instruments, requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The Company follows a fair value measurement hierarchy to measure financial instruments. The fair value of the Company’s financial instruments is measured using inputs from the three levels of the fair value hierarchy as follows:

Level 1 —	Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Level 2 —	Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available.

On September 23, 2013, the Company issued a convertible note that includes a contingent convertible feature that is measured at fair value on a recurring basis. The Company has certain financial instruments that are not measured at fair value on a recurring basis. These financial instruments are subject to fair value adjustments only in certain circumstances and include cash, notes receivable from shareholder, receivables, accounts payable and accrued expenses, borrowings under term loans and line of credit, and notes payable (see Note 15).

Foreign Currency Translation — The financial statements of the Company’s subsidiary, located in Pakistan, are translated from rupees, its functional currency, into U.S. dollars, the Company’s functional currency. All foreign currency assets and liabilities are translated at the period-end exchange rate, and all revenue and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of the foreign subsidiary into U.S. dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity, except for transactions related to the intercompany receivable for which transaction adjustments are recorded in the consolidated statements of operations as they are not deemed to be permanently reinvested. Foreign currency transaction gains/losses are reported as a component of other income — net in the consolidated statements of operations and amounted to gains of $199,919 and $153,499 for the years ended December 31, 2013 and 2012, respectively.

Initial Public Offering Costs — Initial public offering costs consist principally of professional fees, primarily legal and accounting, and other costs such as printing and registration costs incurred in connection with the planned initial public offering (“IPO”) of the Company’s common stock. As of December 31, 2013, the Company incurred $1,312,850 of costs directly attributable to its proposed IPO, which have been deferred and recorded in other assets in the consolidated balance sheet, including $430,125 which has been accrued but not yet paid. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. During the year ended December 31, 2013, the Company incurred $281,048 of professional fees related to the pending acquisitions discussed in Note 4, which are included in general and administrative expenses in the consolidated statement of operations.

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) and are adopted by us as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations, and cash flows.

In May 2011, the FASB issued an Accounting Standards Update (“ASU”) No. 2011-04, which substantially converged the requirements for fair value measurement and disclosure between the FASB and the International Accounting Standards Board (“IASB”). This ASU is largely consistent with existing fair value measurement principles under U.S. GAAP. The additional disclosures required by this ASU for items that are not measured at fair value in the consolidated balance sheets, but for which fair value is required to be disclosed in the footnotes, have been included in Note 15.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In February 2013, the FASB issued amended guidance on the disclosure of accumulated other comprehensive income. The amendments to the previous guidance require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statements of operations or in the notes, significant amounts reclassified from accumulated other comprehensive income to the statement of operations. The Company adopted this guidance in 2013 on a prospective basis, which did not impact its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) — Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This amendment clarifies the guidance on the presentation of an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU No. 2013-11 is effective for fiscal periods beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

3. NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the year. Diluted net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding and potentially dilutive securities outstanding during the year under the treasury stock method. Under the treasury stock method, dilutive securities are assumed to be exercised at the beginning of the periods and as if funds obtained thereby were used to purchase common stock at an average market price during the period. Securities are excluded from the computations of diluted net (loss) income per share if their effects would be antidilutive to net (loss) income per share.

The following table reconciles the weighted-average shares outstanding for basic and diluted net (loss) income per share for the years ended December 31, 2013 and 2012:

	2013	2012
Basic:
Net (loss) income	$(177,996)	$116,998
Weighted-average shares used in computing basic earnings per share	5,101,770	5,101,770
Net (loss) income per share – Basic	$(0.03)	$0.02
Diluted:
Net (loss) income	$(177,996)	$116,998
Weighted-average shares used in computing diluted earnings per share	5,101,770	5,101,770
Net (loss) income per share – Diluted	$(0.03)	$0.02

4. ACQUISITIONS

Effective at the close of business on June 30, 2013, the Company executed an Asset Purchase Agreement (“the Agreement”) to acquire Metro Medical Management Services, Inc. (“Metro Medical”) Metro Medical is a New York-based company that offers full-scale revenue cycle management services to small-to-medium sized healthcare practices. Metro Medical broadens the Company’s presence in the healthcare information technology (“IT”) industry through geographic expansion of its customer base and by increasing available marketing resources and specialized trained staff. Under the terms of the Agreement, the Company paid cash

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

4. ACQUISITIONS  – (continued)

consideration of $275,000 at closing and issued a promissory note to Metro Medical for $1,225,000. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from September 2013, and bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$275,000
Promissory note payable to Metro Medical	1,225,000
Total purchase consideration	$1,500,000

Under purchase price accounting, the Company recognizes the assets and liabilities acquired at their fair value on the acquisition date, with any excess in purchase price over these values being allocated to goodwill.

The Company engaged a third-party valuation specialist to assist in valuing the assets from its acquisition of Metro Medical. The results of the valuation are presented as below:

Metro Medical
Customer contracts and relationships	$904,000
Non-compete agreement	252,000
Goodwill	344,000
$1,500,000

The weighted-average amortization period in total and by major intangible asset class is three years.

During 2012, the Company executed four asset purchase agreements to acquire United Physician Management Services, Inc. (“UPMS”) on February 3, 2012, GlobalNet Solutions, Inc. (“GNet”) on March 30, 2012, Medical Management, LLC (“MM”) on June 15, 2012 and Healthcare Solutions, Inc. (“HCS”) on July 31, 2012.

Acquisition of UPMS

On February 3, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire UPMS. UPMS was a North Carolina-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Agreement, the Company paid cash consideration of $75,000 at closing and issued a promissory note to UPMS for $42,426. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing. The principal amount outstanding under this promissory note bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$75,000
Promissory note payable issued to UPMS	42,426
Total purchase consideration	$117,426

Acquisition of GNet

On March 30, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire GNet. GNet was an Ohio-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Agreement, the Company paid cash consideration of $119,798 at closing and issued a promissory note to GNet for $678,856. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing. The principal amount outstanding under this promissory note bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$119,798
Promissory note payable issued to GNet	678,856
Total purchase consideration	$798,654

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

4. ACQUISITIONS  – (continued)

Acquisition of MM

On June 15, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire MM. MM was a Maryland-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Agreement, the Company paid cash consideration of $108,646 at closing and issued a promissory note to MM for $320,478. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing. The principal amount outstanding under this promissory note bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$108,646
Promissory note payable issued to MM	320,478
Total purchase consideration	$429,124

Acquisition of HCS

On July 31, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire HCS. HCS was a Maine-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Agreement, the Company paid cash consideration of $15,754 at closing.

Each company offered revenue cycle management services to small-to-medium sized healthcare practices, and the acquisitions of UPMS, GNet, MM, and HCS broaden the Company’s presence in the healthcare IT industry through geographic expansion of its customer base and by increasing available marketing resources and specialized trained staff. No tangible assets were acquired and no liabilities were assumed as part of the acquisitions.

	UPMS	GNet	MM	HCS	Total
Cash paid on date of acquisition	$75,000	$119,798	$108,646	$15,754	$319,198
Promissory note payable issued	42,426	678,856	320,478	—	1,041,760
Total purchase consideration	$117,426	$798,654	$429,124	$15,754	$1,360,958

The fixed rate on the promissory notes issued in conjunction with the Company’s business acquisitions approximate fair value based on interest rates currently available to the Company on similar debts at the dates of the respective acquisitions. The variable rate notes are based on a multiple of the U.S. prime rate.

The fair values assigned to the intangible assets acquired are based on management’s estimates and assumptions and are based on the information that was available as of the date of each acquisition. The Company believes that the recorded intangible assets from the UPMS, GNet, MM, and HCS acquisitions are supported by the anticipated revenues and expected synergies of integrating the operations of UPMS, GNet, MM, and HCS into the Company. The following table summarizes the allocation of the purchase prices to the fair values of intangible assets acquired for each acquisition:

	UPMS	GNet	MM	HCS	Total
Customer contracts and relationships	$114,962	$780,280	$421,053	$15,391	$1,331,686
Non-compete agreement	2,464	18,374	8,071	363	29,272
Purchase price	$117,426	$798,654	$429,124	$15,754	$1,360,958

The unaudited pro forma information below represents consolidated results of operations as if the acquisition of GNet occurred on January 1, 2011 and the acquisition of Metro Medical occurred on January 1, 2012. Except for GNet, the effect of the other acquisitions that were completed during 2012 on the pro forma

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

4. ACQUISITIONS  – (continued)

information were not material individually or in the aggregate significant and are therefore not included in the pro forma information below. The pro forma information has been included for comparative purposes and is not indicative of results of operations of the Company had the acquisitions occurred on January 1, 2011 and January 1, 2012, nor is it necessarily indicative of future results.

	Pro Forma For the Year Ended December 31, 2013	Pro Forma For the Year Ended December 31, 2012
Total revenue	$11,993,751	$13,380,488
Net loss	$(489,996)	$(457,010)

The result of operations of each acquiree since the dates of their respective acquisitions have been included in the Company’s consolidated statement of operation for each reporting period. Revenues of approximately $1,537,000 related to Metro Medical are included in the consolidated statement of operations for the year ended December 31, 2013. Revenues of approximately $1,578,000 related to UPMS, GNet, MM and HCS are included in the consolidated statements of operations for the year ended December 31, 2012.

In August 2013, the Company signed Asset Purchase Agreements to acquire certain assets of following three companies:

•	Omni Medical Billing Services, LLC
•	Practicare Medical Management, Inc.
•	Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., collectively doing business as CastleRock Solutions, Inc.

The terms of the agreements include a total purchase price of approximately $34 million, including cash consideration of approximately $18 million and issuance of common stock valued at approximately $16 million. The Company currently intends to close the acquisition of the above companies concurrently with and as a condition to the consummation of an initial public offering.

Based on the terms of the Company’s acquisition agreements, the cash consideration paid to the companies is to subject adjustment based on the offering price of its shares of common stock in the offering. The exact cash consideration will not be known until closing of the initial public offering and may differ by up to 10%.

5. CONCENTRATIONS

Financial Risks — As of December 31, 2013 and 2012, the Company held $440,309 and $220,950, respectively, of its cash at its subsidiary at a bank in Pakistan, representing approximately one month of Pakistan operations expense at the end of 2013 and half a month at the end of 2012. The banking system in Pakistan does not provide deposit insurance coverage. Additionally, from time to time, the Company maintains cash balances at financial institutions in the United States of America in excess of federal insurance limits. The Company has not experienced any losses on such accounts.

Concentrations of credit risk with respect to trade accounts receivable are managed by periodic credit evaluations of customers, and the Company generally does not require collateral. No one customer accounts for a significant portion of the Company’s trade accounts receivable portfolio and write-offs have been minimal. For the years ended December 31, 2013 and 2012, the Company had one customer that represented approximately 5% and 6% of total sales, respectively.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

5. CONCENTRATIONS  – (continued)

Geographical Risks — The Company’s offices in Islamabad and Bagh, Pakistan, conduct significant back-office operations for the Company. The Company has no revenue outside the United States. The office in Bagh is located in a different territory of Pakistan from the Islamabad office. The Bagh office was opened in 2009 for the purpose of providing operational support and operating as a backup to the Islamabad office. The Company’s operations in Pakistan are subject to special considerations and significant risks not typically associated with companies in the United States. The Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in Pakistan and by the general state of Pakistan’s economy. The Company’s results may be adversely affected by, among other things, changes in governmental policies with respect to laws and regulations, changes in Pakistan’s telecommunications industry, regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

Carrying amounts of net assets (liabilities) located in Pakistan were $114,997 and $(180,052) as of December 31, 2013 and 2012, respectively. These balances exclude intercompany receivables due from the parent company of $2,552,280 and $2,151,401 as of December 31, 2013 and 2012, respectively. The following is a summary of the net assets (liabilities) located in Pakistan as of December 31, 2013 and 2012:

	2013	2012
Current assets	$529,260	$293,106
Non-current assets	448,397	431,192
	977,657	724,298
Current liabilities	(859,062)	(895,389)
Non-current liabilities	(3,598)	(8,961)
	$114,997	$(180,052)

6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2013 and 2012 consist of the following:

	2013	2012
Computers	$701,917	$829,149
Office furniture and equipment	510,524	515,289
Transportation equipment	346,331	383,811
Leasehold improvements	276,399	244,158
Construction-in-progress	74,291	17,296
Total property and equipment	1,909,462	1,989,703
Less accumulated depreciation and amortization	(1,404,118)	(1,508,710)
Property and equipment – net	$505,344	$480,993

Depreciation and amortization expense was $233,431 and $262,675 for the years ended December 31, 2013 and 2012, respectively.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

7. INTANGIBLE ASSETS

Intangible assets as of December 31, 2013 and 2012 consist of the following:

	2013	2012
Contracts and relationships acquired	$2,939,988	$2,035,988
Non-compete agreements	281,272	29,272
Software purchased	85,588	81,274
Total intangible assets	3,306,848	2,146,534
Less: Accumulated amortization	(1,772,068)	(1,061,549)
Intangible assets – net	$1,534,780	$1,084,985

During the year ended December 31, 2012, the Company wrote-off the net book value of the customer relationship and non-compete agreement related to the 2010 acquisition of Medical Accounting Billing Company, Inc.(“MABCO”) in the amount of $126,272, which is included in general and administrative expenses in the consolidated statement of operations. Subsequent to the MABCO acquisition, the Company was not able to maintain continuity of local relationships, and as a result was not able to migrate and retain the acquired customers. Amortization expense was $715,100 and $416,057 for the years ended December 31, 2013 and 2012, respectively. The weighted-average amortization period, in total and by major intangible asset class, is approximately three years.

Future amortization expense scheduled to be expensed as follows:

Years Ending December 31
2014	$854,212
2015	519,208
2016	161,360
Total	$1,534,780

8. GOODWILL

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized and is evaluated for impairment annually, or whenever events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Conditions that could trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change to the Company in certain agreements, significant underperformance relative to historical or projected future operating results, loss of customer relationships, an economic downturn in customers' industries, or increased competition.

The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit with its carrying amount, including goodwill. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flows. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, a second step is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to the implied fair value of the goodwill. If the carrying amount of the goodwill is greater than the implied value, an impairment loss is recognized for the difference. The implied value of goodwill is determined by performing a hypothetical purchase price allocation, as if the reporting unit had been acquired in a business combination. The fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

8. GOODWILL – (continued)

The Company has one reporting unit with goodwill of $344,000 at December 31, 2013 recognized as a result of the Metro Medical acquisition (see Note 4). An annual impairment test was performed as of October 31, 2013, the Company’s date for annual impairment testing. No goodwill impairment charges were recorded during the year ended December 31, 2013.

9. NOTES PAYABLE AND LINE OF CREDIT

Notes payable as of December 31, 2013 and 2012 consist of the following:

	2013	2012
Auto loan, secured by the underlying asset, with Honda Financial, with an original principal amount of $17,555, maturing on July 7, 2013. Principal and interest is paid monthly in accordance with the note’s amortization schedule. Interest is payable at 6.5%.	$—	$2,486
The loan was fully repaid on February 19, 2013.
Auto loans payable to financial institution in Pakistan, with original principal amounts aggregating to $57,482 maturing on dates ranging from February 28, 2014 to February 25, 2016. Principal and interest is paid monthly in accordance with the loan amortization schedule. Interest is payable from 15% to 21%. The auto loans are denominated in Pakistan rupees and translated to U.S. dollars at the balance sheet date. During the year 2013, two auto loans with original principal amount of $18,293 have been paid in full. Their maturity date was March 28, 2013 and September 28, 2013, respectively.	13,279	31,732
Term loan payable to Santander Bank (formerly Sovereign Bank), with an original principal amount of $100,000, maturing on August 3, 2015. Principal and interest is paid monthly in accordance with the note’s amortization schedule. Interest is payable at 7.7%.	11,667	51,667
Note payable to the former owner of Sonix Medical Technologies, Inc., with an original principal amount of $300,000, maturing on June 29, 2014. The interest is payable at 10%.	72,591	207,369
Note payable to the former owner of GlobalNet Solutions, Inc., with an original principal amount of $678,856, maturing on April 15, 2014. The interest is payable at 5%.	117,899	460,054
Note payable to the former owner of Medical Management LLC, with an original principal amount of $320,478, maturing on July 15, 2014. The interest is payable at 5%.	91,491	244,088
Note payable to the former owner of United Physician Management Services, Inc., with an original principal amount of $42,426, maturing on March 15, 2014. The interest is payable at 5%.	5,537	27,010
Note payable to the former owner of Metro Medical Management Services, Inc. with an original principal amount of $1,225,000, maturing on August 31, 2015. The interest is payable at 5%.	1,029,227	—

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

9. NOTES PAYABLE AND LINE OF CREDIT  – (continued)

	2013	2012
Convertible note payable to AAMD LLC, a Delaware limited liability corporation, with an original principal amount of $500,000, maturing on March 23, 2016. The interest is payable at 7%.	472,429	—
Note payable to the majority shareholder, with an original principal amount of $1,000,000, maturing on May 31, 2015. The interest is payable at 7%.	735,680	—
	2,549,800	1,024,406
Current portion	916,104	694,593
Total	$1,633,696	$329,813

Maturities of notes payable as of December 31, 2013 are as follows:

Years Ending December 31,
2014	$916,104
2015	1,160,239
2016	473,457
Total	$2,549,800

Revolving Line of Credit — In January 2011, the Company entered into an agreement with TD Bank for a revolving line of credit for up to $400,000. The line of credit has a variable rate of interest per annum at the Wall Street Journal prime rate plus 1% (4.25% for the entire period from January 1, 2012 through December 31, 2013). The line of credit is collateralized by all the Company’s assets and is guaranteed by the majority shareholder of the Company. In March 2012, the credit line was renewed and availability was increased to $750,000. On July 1, 2013, the agreement with TD Bank was amended to extend the maturity date on the revolving line of credit from May 31, 2013 to August 29, 2014. On September 30, 2013, the credit line availability was increased to $1,215,000. The outstanding balance on this revolver was $1,015,000 and $571,313 as of December 31, 2013 and 2012, respectively. The Company recorded interest expense on the revolving line of credit of $18,164 and $16,389 for the years ended December 31, 2013, and 2012, respectively.

TD Loan — In January 2011, the Company entered into a term loan agreement in the amount of $200,000 with TD Bank. Principal and interest payments on the term loan are payable in equal consecutive monthly installments of $3,797, commencing February 28, 2011 and continuing up to February 28, 2016. The term loan was collateralized by all of the Company’s assets and was guaranteed by the majority shareholder of the Company. On April 13, 2012, the Company refinanced its term loan with TD Bank to $292,000 with a stated interest rate of 4.47% and maturing on April 13, 2017. During 2012, the TD Bank term loan was fully repaid. The Company recorded interest expense of $4,713 for the year ended December 31, 2012 on this loan.

Santander Bank (formerly Sovereign Bank) Loan Agreement — In January 2007, the Company entered into a financing agreement with Santander Bank for purposes of providing working capital. The financing agreement provided for an unsecured credit facility to the Company in an amount up to $100,000. The majority shareholder of the Company guaranteed the financing agreement. The financing agreement had a term of one year. On August 11, 2010, this line of credit was converted to a term loan providing for revolving advances to the Company up to $100,000, and the interest rate was revised from the prime rate, plus 2%, to 7.74% per annum. The amount outstanding under this term loan was $11,667 and $51,667 as of December 31, 2013 and 2012, respectively. The Company recorded interest expense related to the Santander Bank loan of $2,248 and $4,916 for the years ended December 31, 2013, and 2012, respectively.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

9. NOTES PAYABLE AND LINE OF CREDIT  – (continued)

Convertible Note — On September 23, 2013, the Company issued a convertible promissory note in the amount of $500,000 to an accredited investor that matures on March 23, 2016. The convertible note accrues interest at the rate of 7% per year and all principal and interest are due and payable on the maturity date, March 23, 2016. If, prior to the maturity date, the Company completes an initial public offering of its common stock, the note will be automatically converted into the number of shares of common stock equivalent to the outstanding principal and accrued interest of the note divided by a conversion price equal to 90% of the per-share issuance price for common stock issued in the initial public offering.

The Company reviews the terms of convertible debt and equity instruments issued to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. The automatic conversion feature of this promissory note has the economic characteristics of a contingent redemption because the total fair value of shares delivered to settle this feature will always be equal to a fixed amount regardless of the IPO price. Consequently, in substance, the automatic conversion feature has the economic characteristics of a contingent early redemption of the convertible note using shares rather than cash (i.e., stock-settled debt), and represents an embedded derivative instrument under ASC 815-15-25 that is required to be accounted for separately from the debt instrument.

As of December 31, 2013, the carrying value of the convertible note payable was $472,429, including $11,767 of accrued interest.

The Company accounted for the automatic conversion feature as a derivative liability to be recorded at fair value at each reporting period. The value of the derivative liability will be re-measured at each reporting period with changes in fair value included in earnings. The fair value of the automatic conversion feature at inception was estimated to be $39,338 at September 23, 2013, the date of issuance. As of December 31, 2013 the value has been estimated $38,142 and is included in other long-term liabilities on the consolidated balance sheet.

10. COMMITMENTS AND CONTINGENCIES

Legal Proceedings — The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the consolidated financial position, results of operations, or cash flows of the Company.

Leases — The Company leases certain office space and other facilities under operating leases expiring through 2021.

The Company leases its corporate offices in New Jersey and its operations center in Bagh, Pakistan, from an officer and the majority shareholder. Related party rent expense for the years ended December 31, 2013 and 2012 was $166,763 and $149,054 (see Note 11), respectively.

Future minimum lease payments under non-cancelable operating leases with related parties as of December 31, 2013 are as follows (leases with non-related parties are all cancellable):

Years Ending December 31	Total
2014	$166,637
2015	72,750
2016	75,750
2017	58,500
Total	$373,637

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

10. COMMITMENTS AND CONTINGENCIES  – (continued)

Total rental expense, included in general and administrative expense in the consolidated statements of operations, including amounts for related party leases described above, amounted to $418,637 and $413,537 for the years ended December 31, 2013 and 2012, respectively.

11. RELATED PARTIES

In February 2013, the majority shareholder advanced a loan of $1,000,000 to the Company, of which a portion was used to repay the outstanding balance on the revolving credit line with TD Bank. The outstanding balance on the loan from the majority shareholder was $735,680 as of December 31, 2013. The loan, with annual interest payments, bears an annual interest rate of 7.0%. The total principal and unpaid interest are due upon maturity of the loan on July 5, 2015. The Company recorded interest expense on the loan from the majority shareholder of $55,807 for the year ended December 31, 2013. On January 7, 2014, the Company paid the accrued interest of $55,807.

The Company had sales to a related party, a physician who is related to an officer and the majority shareholder of the Company. Revenues from this customer were approximately $17,312 and $16,884 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the receivable balance due from this customer was $1,746 and $1,682, respectively.

In December 2009, the Company entered into a twelve-month nonexclusive aircraft dry lease agreement with Kashmir Air, Inc. (“KAI”) which can be renewed annually with the mutual consent of both parties. The lease was last renewed in December 2013 and expires on December 23, 2014, unless further renewed. Monthly rent under this lease, including sales tax, is $10,700. KAI is owned by an officer and the majority shareholder. The Company recorded $128,400 within general and administrative expenses in the consolidated statements of operations for each of the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the Company had a liability outstanding to KAI of $37,789 and $4,774, respectively, included in accrued liability to related party on the consolidated balance sheets.

The Company leases its corporate offices in New Jersey and its operations center in Bagh, Pakistan, from an officer and the majority shareholder. The related party rent expense for the years ended December 31, 2013 and 2012 was $166,763 and $149,054, respectively, and is included in general and administrative expense in the consolidated statements of operations. Current assets-related party on the consolidated balance sheets include prepaid rent for payments that have been made to the majority shareholder in the amount of $10,640 and $10,204 as of December 31, 2013 and 2012, respectively. Current assets-related party also included security deposits related to the leases of the Company’s corporate office in New Jersey and a building formerly occupied in Islamabad, Pakistan in the amount of $13,200 and $15,522 as of December 31, 2013 and 2012, respectively.

The majority shareholder of the Company guaranteed the Company’s existing line of credit with the TD Bank and the loan with Santander Bank (see Note 9).

The Company made advances of $381,721 and $280,000 to the majority shareholder and received payments of $227,721 and $395,791 on loans made to the majority shareholder during the years ended December 31, 2013 and 2012, respectively. The Company forgave an advance of $69,208 to the majority shareholder and recorded this amount as compensation. On October 30, 2013, all advances made from the Company to its majority shareholder were repaid or applied to partially offset amounts owed by the Company to its majority shareholder, under the loan made to the Company in February 2013. There are no balances due from the majority shareholder as of December 31, 2013.

At December 31, 2012, the Company had a $68,140 receivable for advances made to the majority shareholder. The balance was recorded within current assets related party on the consolidated balance sheet as of December 31, 2012.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

12. EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan covering all U.S. employees who have completed three months of service. The plan provides for matching contributions by the Company equal to 100% of the first 3% of the qualified compensation deferred, plus 50% of the next 2% deferred. Employer contributions to the plan for 2013 and 2012 were $18,673 and $18,068, respectively.

Additionally, the Company has a defined contribution retirement plan covering all employees located in Pakistan who have completed 90 days of service. The plan provides for monthly contributions by the Company which are the lower of 10% of qualified employees’ basic monthly compensation or Rs.750. The Company’s contributions in 2013 and 2012 were $77,702 and $82,995, respectively.

13. INCOME TAXES

Income (loss) before tax for financial reporting purposes during the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
United States	$(926,698)	$(760,322)
Foreign	893,192	877,316
	$(33,506)	$116,994

The (benefit) provision for income taxes for the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
Current:
Federal	$18,739	$60,422
State	9,722	3,105
Foreign	9,041	—
	37,502	63,527
Deferred:
Federal	(70,814)	5,856
State	177,802	(69,387)
	106,988	(63,531)
Total income tax provision (benefit)	$144,490	$(4)

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

13. INCOME TAXES  – (continued)

The components of the Company’s deferred income taxes as of December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred tax assets:
Allowance for doubtful accounts	$22,142	$99,114
Deferred revenue	42,403	47,712
Deferred rent	3,105	2,414
Property and customer lists	397,242	233,149
State net operating loss (“NOL”) carry forwards	17,449	45,479
Cumulative translation adjustment	115,124	50,910
Valuation allowance	(82,052)	—
Total deferred tax assets	515,413	478,778
Deferred tax liabilities:
Earnings and profits of the Pakistani subsidiary	(220,103)	(155,120)
Net deferred tax assets	$295,310	$323,658

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Federal tax (benefit) expense	$(11,392)	$39,778
Increase (decrease) in income taxes resulting from:
State tax expense, net of federal benefit	41,714	(43,746)
Non-deductible items	12,198	6,424
Undistributed earnings from foreign subsidiaries	5,967	—
Deferred true-up	12,210	(5,793)
Valuation allowance	82,052	—
Other	1,741	3,333
Total provision (benefit)	$144,490	$(4)

At December 31, 2013 and 2012, the Company did not have any uncertain tax positions that required recognition. The Company is subject to taxation in the United States, various states and Pakistan. As of December 31, 2013, tax years 2010 through 2012 remain open to examination by major taxing jurisdictions in which the Company is subject to tax. The Pakistan Federal Board of Revenue issued a tax holiday, which precludes the Pakistan subsidiary from being subject to income taxes through June of 2016.

The Company’s plan to repatriate earnings in Pakistan to the United States requires that U.S. Federal taxes be provided on the Company’s earnings in Pakistan. For state tax purposes, the Company’s Pakistan earnings generally are not taxed due to a subtraction modification available in most states. As a result, the Company has reported cumulative losses at the state level for the last three years, and has determined that it is more likely than not that it will not be able to utilize its state deferred tax assets. A valuation allowance has been recorded against all state deferred tax assets as of December 31, 2013.

The Pakistan tax holiday does not have a significant impact on the Company’s effective tax rate as all of its earnings in Pakistan are fully provided for at the U.S. federal tax rate of 34%. The Pakistan corporate tax rate is 35%. The Company’s income taxes would not have been significantly higher as a result of the holiday.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

13. INCOME TAXES  – (continued)

The Company has state NOL carry forwards of $2,433,036 which will expire at various dates from 2032 to 2033.

14. OTHER INCOME — NET

Other income – net for the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
Foreign exchange gains	$199,919	$153,499
Other – net	30,227	15,122
Total other income – net	$230,146	$168,621

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2013 and 2012, the carrying amounts of cash, receivables, accounts payable and accrued expenses approximated their estimated fair values because of their short term nature of these financial instruments.

The following table summarizes the Company’s financial instruments that are not measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2013 and 2012:

	Carrying value at December 31, 2013	Fair Value as of December 31, 2013, using,
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$497,944	$497,944	$—	$—	$497,944
Financial Liabilities
Borrowing under line of credit	1,015,000	—	1,015,000	—	1,015,000
Notes payable – Other(1)	1,341,691	—	—	1,349,308	1,349,308
Convertible note	472,429	—	—	473,042	473,042

	Carrying value at December 31, 2012	Fair Value as of December 31, 2012, using,
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$268,323	$268,323	$—	$—	$268,323
Financial Liabilities
Borrowing under line of credit	571,313	—	571,313	—	571,313
Notes payable – Other(1)	1,024,406	—	—	1,038,431	1,038,431

(1)	Excludes note payable to the majority shareholder

Note Receivable from Majority Shareholder — The Company had a non-interest bearing note receivable from its majority shareholder with an aggregate carrying value of $0 and $68,140 as of December 31, 2013 and 2012, respectively, included in current assets-related party on the consolidated balance sheets. The fair value of related party transactions, including notes receivable from majority shareholder, cannot be determined based upon the related party nature of the transaction.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

15. FAIR VALUE OF FINANCIAL INSTRUMENTS  – (continued)

Note Payable to Majority Shareholder — On February 4, 2013, the majority shareholder advanced a loan of $1,000,000 to the Company, of which $735,680 was outstanding as of December 31, 2013. The loan, with annual interest payments, bears an annual interest rate of 7.0%. The total principal and cumulative interest are due upon maturity of the loan on July 5, 2015. The fair value of the related party transactions, including a note payable to the majority shareholder, cannot be determined based upon the related party nature of the transaction.

Borrowings Under Revolving Line of Credit — The Company’s outstanding borrowings under the line of credit with TD Bank had a carrying value of $1,015,000 and $571,313 as of December 31, 2013 and 2012, respectively. The fair value of the outstanding borrowings under the line of credit with TD Bank approximated the carrying value at December 31, 2013 and 2012, respectively, as these borrowings bear interest based on prevailing variable market rates currently available. As a result, the Company categorizes these borrowings as Level 2 in the fair value hierarchy.

Notes Payable — Notes payable consists of fixed rate term loans from Santander Bank, auto loans and promissory notes from prior acquisitions.

The fixed interest bearing term loan payable to Santander Bank had a carrying value of $11,667 and $51,667 as of December 31, 2013 and 2012, respectively. Collectively, the fair value of these term loans was approximately $11,801 and $52,191 at December 31, 2013 and 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the term loans was determined based on internally-developed valuations that use current interest rates in developing a present value of these term loans.

The outstanding fixed interest bearing auto loans had a carrying value of $13,279 and $34,218 as of December 31, 2013 and 2012, respectively. The fair value of these auto loans was approximately $12,485 and $34,085 at December 31, 2013 and 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the auto loans was determined based on internally developed valuations that use current interest rates in developing a present value of these notes payable.

The Company issued fixed interest bearing notes payable to the former owners of Sonix Medical Technologies, Inc., GNet, MM, UPMS and Metro Medical. The aggregate carrying value of these notes payable was $1,316,746 and $938,521 at December 31, 2013 and 2012, respectively. Collectively, the fair value of these notes payable was approximately $1,325,022 and $952,155 at December 31, 2013 and 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the notes payable to the former owners of businesses acquired was determined based on internally-developed valuations that use current interest rates in developing a present value of these notes payable.

Convertible Note —  The Company issued a fixed interest bearing convertible promissory note to an accredited investor on September 23, 2013. The carrying value of the convertible promissory note was $472,429 at December 31, 2013. The fair value of the convertible promissory note was $473,042 and is categorized as Level 3 in the fair value hierarchy. The fair value was determined based on internally developed valuations that use current interest rates in developing a present value of the convertible note.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

15. FAIR VALUE OF FINANCIAL INSTRUMENTS  – (continued)

There were no transfers into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2013 and 2012. The following table presents the change in the estimated fair value of Company’s liability under notes payable — other, measured using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2012:

	2013	2012
Fair value measurement at beginning of year	$1,038,431	$637,331
Promissory notes issued during the year	1,225,000	1,041,760
Repayment of notes payable	(889,262)	(594,543)
Changes in fair values	(24,861)	(46,117)
Fair value measurement at end of year	$1,349,308	$1,038,431

Financial instruments measured at fair value on a recurring basis:

The automatic conversion feature for the convertible promissory note is measured at fair value on a recurring basis. The fair value of the automatic conversion redemption feature has been estimated at $39,338 and $38,142 at inception and December 31, 2013, respectively, with the decrease in value recorded in the statement of operations as other income. The fair value of automatic conversion redemption feature of the promissory note is measured using Level 3 inputs based on internally-developed valuations that use current interest rates and assumptions about the timing of the Company’s IPO.

Non-financial assets measured at fair value on a non-recurring basis:

Certain assets are measured at fair value on a non-recurring basis (i.e., the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment). These measures of fair value, and related inputs, are considered Level 3 measures under the fair value hierarchy.

During the year ended December 31, 2012, the Company recorded a $126,272 impairment charge related to customer relationships and non-compete agreements from an acquisition completed in 2010. The Company used a probability-weighted approach and estimates of expected future cash flows to determine the fair value of these intangibles. The fair value is classified as a Level 3 measure within the fair value hierarchy. There was no impairment recorded during the year ended December 31, 2013.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss — The components of changes in accumulated other comprehensive loss are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Loss
Balance – January 1, 2012	$(7,179)	$(7,179)
Other comprehensive loss during the year	(70,591)	(70,591)
Balance – December 31, 2012	(77,770)	(77,770)
Other comprehensive loss during the year	(109,584)	(109,584)
Balance – December 31, 2013	$(187,354)	$(187,354)

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

17. SUBSEQUENT EVENTS

Updated Certificate of Incorporation

Common Stock

On April 4, 2014, the Company filed with the State of Delaware an Amended and Restated Certificate of Incorporation, pursuant to which the Company increased the authorized shares of capital stock, consummated an 8.65-for-1 split of its outstanding common stock, which is reflected throughout this report. The amount of authorized capital stock was also increased.

The total amount of the Company’s authorized capital stock now consists of 19,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of undesignated preferred stock.

The Company’s common stock is not entitled to preemptive or other similar subscription rights to purchase any of the Company’s securities. The Company’s common stock is neither convertible nor redeemable.

Voting Rights

Each holder of the Company’s common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. The Company’s amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to take action, unless otherwise specified by law or the Company’s certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of the Company’s capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by the Company’s Board of Directors from time to time out of the Company’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of any other class or series of the Company’s preferred stock.

The Company does, and intends to continue to, retain all available funds and any future earnings to fund the development and growth of the Company’s business, and therefore the Company does not anticipate paying any cash dividends in the foreseeable future. Additionally, the Company’s ability to pay dividends on the Company’s common stock will be limited by restrictions on the ability of the subsidiary of the Company and the Company to pay dividends or make distributions under the terms of any future agreements governing the Company’s indebtedness. There are currently no restrictions on the ability of the subsidiary to make dividend payments to the parent company. Any future determination to pay dividends will be at the discretion of the Company’s Board of Directors, subject to compliance with covenants in the Company’s current and future agreements governing the Company’s indebtedness, and will depend upon the Company’s results of operations, financial condition, capital requirements and other factors that the Company’s Board of Directors deems relevant.

Other Rights

The rights of each holder of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that the Company may designate and issue in the future.

Liquidation Rights

If the Company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

17. SUBSEQUENT EVENTS – (continued)

Preferred Stock

The Company does not have any shares of preferred stock outstanding. The Company’s Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the DGCL).

Capital Structure prior to April 4, 2014

Prior to April 4, 2014, the Company had 589,900 shares of common stock, par value $0.001 per share issued and outstanding, and 1,000,000 shares authorized.

Other

The Company has evaluated whether any events have occurred from December 31, 2013 through April 4, 2014, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the financial statements. Other than as described in the Preceding Paragraphs, no adjustments or disclosures are considered necessary.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash	$306,504	$497,944
Accounts receivable – net of allowance for doubtful accounts of $86,531 and $58,183 at March 31, 2014 and December 31, 2013, respectively	942,240	1,009,416
Current assets – related party	13,200	23,840
Other current assets	290,079	214,678
Deferred income taxes	229,691	41,829
Total current assets	1,781,714	1,787,707
PROPERTY AND EQUIPMENT – Net	528,187	505,344
INTANGIBLE ASSETS – Net	1,322,741	1,534,780
GOODWILL	344,000	344,000
OTHER ASSETS	1,777,332	1,600,783
TOTAL ASSETS	$5,753,974	$5,772,614
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$296,299	$200,469
Accrued expenses	681,974	684,896
Accrued IPO costs	657,875	430,125
Deferred rent	4,318	11,667
Deferred revenue	50,047	56,686
Accrued liability to related party	68,266	93,596
Borrowings under line of credit	1,215,000	1,015,000
Notes payable – other (current portion)	768,991	916,104
Total current liabilities	3,742,770	3,408,543
NOTES PAYABLE
Note payable – related party	735,680	735,680
Notes payable – others	268,246	425,587
Notes payable – convertible note	484,196	472,429
	1,488,122	1,633,696
OTHER LONG-TERM LIABILITIES	39,097	38,142
DEFERRED RENT	567,637	519,000
DEFERRED REVENUE	50,693	54,736
Total liabilities	5,888,319	5,654,117
COMMITMENT AND CONTINGENCIES (Note 7)
SHAREHOLDERS' (DEFICIT) EQUITY:
Common stock, $0.001 par value – authorized, 19,000,000 shares; issued and outstanding, 5,101,770 shares	5,102	5,102
Additional paid-in capital	251,628	251,628
Accumulated (deficit) retained earnings	(334,550)	49,121
Accumulated other comprehensive loss	(56,525)	(187,354)
Total shareholders' (deficit) equity	(134,345)	118,497
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	$5,753,974	$5,772,614

See notes to condensed consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,
	2014	2013
NET REVENUE	$2,573,477	$2,237,320
OPERATING EXPENSES:
Direct operating costs	1,152,635	927,315
Selling and marketing	70,021	70,579
General and administrative	1,286,276	958,190
Research and development	116,428	97,370
Depreciation and amortization	270,043	182,483
Total operating expenses	2,895,403	2,235,937
Operating (loss) income	(321,926)	1,383
OTHER:
Interest income	2,989	8,037
Interest expense	(52,713)	(29,848)
Other (expense) income – net	(199,885)	37,015
(LOSS) INCOME BEFORE BENEFIT FOR INCOME TAXES	(571,535)	16,587
INCOME TAX BENEFIT	(187,863)	(2,557)
NET (LOSS) INCOME	$(383,672)	$19,144
NET (LOSS) INCOME PER SHARE
Basic and diluted net (loss) income per share	$(0.08)	$0.00
Weighted-average basic and diluted shares outstanding	5,101,770	5,101,770

See notes to condensed consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	Three Months Ended March 31,
	2014	2013
NET (LOSS) INCOME	$(383,672)	$19,144
OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign currency translation adjustment(a)	130,829	(15,644)
COMPREHENSIVE (LOSS) INCOME	$(252,843)	$3,500

(a)	Net of taxes of $67,395 and $10,429 for the three months ended March 31, 2014 and 2013, respectively.

See notes to condensed consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

	2014	2013
OPERATING ACTIVITIES:
Net (loss) income	$(383,672)	$19,144
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	270,043	182,483
Deferred rent	2,139	7,306
Deferred revenue	(10,682)	24,667
Deferred income taxes	(187,863)	—
Provision for (recovery of) doubtful accounts	28,348	(29,122)
Foreign exchange loss (gain)	210,006	(25,045)
Gain from reduction in referral fee	(105,523)	—
Gain on disposal of assets	—	(9,051)
Interest accretion on convertible promissory note	11,767	—
Other	955	—
Changes in operating assets and liabilities:
Accounts receivable	38,826	332
Other assets	(18,520)	(91,750)
Accounts payable and other liabilities	144,880	18,047
Net cash provided by operating activities	704	97,011
INVESTING ACTIVITIES:
Capital expenditures	(53,569)	(47,753)
Advances to majority shareholder	(1,000)	(5,000)
Repayment of advances to majority shareholder	1,000	—
Proceeds from sale of assets	—	8,961
Net cash used in investing activities	(53,569)	(43,792)
FINANCING ACTIVITIES:
Proceeds from note payable to majority shareholder	—	1,000,000
Repayments of notes payable – other	(340,880)	(179,380)
Proceeds from line of credit	1,485,000	537,841
Repayments of line of credit	(1,285,000)	(1,109,154)
IPO-related costs	(14,508)	(60,000)
Net cash (used in) provided by financing activities	(155,388)	189,307
EFFECT OF EXCHANGE RATE CHANGES ON CASH	16,813	(5,947)
NET (DECREASE) INCREASE IN CASH	(191,440)	236,579
CASH-Beginning of the period	497,944	268,323
CASH-End of period	$306,504	$504,902
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
Finance lease	$—	$6,944
Purchase of prepaid insurance through assumption of note	$36,640	$—
Accrued IPO-related costs	$227,750	$—
SUPPLEMENTAL INFORMATION – Cash paid during the period for:
Income taxes	$5,230	$22,000
Interest	$82,600	$17,430

See notes to condensed consolidated financial statements.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by Medical Transcription Billing, Corp. (“MTBC” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to present fairly the financial position as of March 31, 2014, the results of operations and cash flows for the three months ended March 31, 2014 and 2013. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year. When preparing financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The condensed consolidated balance sheet as of December 31, 2013 was derived from our audited consolidated financial statements. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

On April 4, 2014, the Company split its stock, 8.65 shares for one. All share and per share amounts have been adjusted for the stock split effective April 4, 2014. All share data information presented within the condensed consolidated financial statements gives effect to the stock split.

Current Business Condition — For the three months ended March 31, 2014 and the year ended December 31, 2013, the Company incurred an operating loss of $321,926 and $127,516, respectively, a net loss of $383,672 and $177,996, respectively, and the working capital deficiency on March 31, 2014 was approximately $2.0 million. The operating loss in the three months ended March 31, 2014 was primarily the result of a $203,000 foreign exchange loss (part of other income), and additional salaries and professional fees to prepare for pending growth from three potential acquisitions.

The working capital deficiency is primarily the result of the indebtedness incurred in connection with the acquisitions entered into during 2012 and 2013, as well as the $1.6 million of deferred initial public offering costs and $350,000 of expensed professional fees that relate to acquisitions and preparation to become a public company. The Company’s line of credit with TD Bank has a limit of $1.2 million and the Company has no further availability under the line as of March 31, 2014. The line of credit renews annually, and currently expires in August 2014. The Company relies on the line of credit, which has been renewed annually for the past three years. The Company’s ability to continue as a going concern is dependent on its ability to generate sufficient cash from operations to meet its cash needs and/or to raise funds to finance ongoing operations and repay debt. Under the current operating model, the Company will exhaust current cash resources unless the Company obtains additional debt or equity financing.

The Company has no indications that the line of credit would not be renewed, but if the line of credit were not renewed or additional capital is necessary, the Company would need to obtain additional financing. The Company has spoken with banks, debt funds and private equity funds, and believes there are several viable options available to the Company. The Company has not pursued any of these options because it believes they would not be necessary after the completion of the Company’s initial public offering, in which the Company expects to raise additional working capital in addition to funding three potential acquisitions. If none of the financing events described above transpire, the Company has received a support letter from the holder of the Company’s convertible note, which demonstrates the investor’s commitment to provide financial support, in the form of purchasing stock, additional convertible notes, or some other instrument, at an interest

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

1. BASIS OF PRESENTATION  – (continued)

rate determined by such investor, of up to $1.2 million, if and as needed, to enable by the Company to continue as a going concern until May 31, 2015. The Company’s majority shareholder has also committed, if necessary, to contribute additional capital of up to $400,000.

Initial Public Offering Costs — Initial public offering costs consist primarily of professional fees, principally of legal and accounting costs, and other costs such as printing and registration costs incurred in connection with the planned initial public offering (“IPO”) of the Company’s common stock. As of March 31, 2014 and December 31, 2013, the Company incurred $1,555,109 and $1,312,850, respectively, of costs directly attributable to its proposed IPO, which been deferred and recorded in other assets in the condensed consolidated balance sheets. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. During the three months ended March 31, 2014, the Company incurred $65,594 of various professional fees that were not directly attributable to the IPO and were included in general and administrative expenses in the condensed consolidated statement of operations.

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) and are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations, and cash flows.

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740) — Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. This amendment clarifies the guidance on the presentation of an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU No. 2013-11 is effective for fiscal periods beginning after December 15, 2013. The Company’s adoption of this guidance did not have a material impact on the condensed consolidated financial statements.

2. ACQUISITIONS

Effective at the close of business on June 30, 2013, the Company executed an Asset Purchase Agreement (the “Agreement”) to acquire Metro Medical Management Services, Inc. (“Metro Medical”). Metro Medical is a New York-based company that offers full-scale revenue cycle management services to small-to-medium sized healthcare practices. Metro Medical broadened the Company’s presence in the healthcare information technology (“IT”) industry through geographic expansion of its customer base and by increasing available marketing resources and specialized trained staff. Under the terms of the Agreement, the Company paid cash consideration of $275,000 at closing and issued a promissory note to Metro Medical for $1,225,000. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from September 2013, and bears interest at the rate of 5% per year.

Cash paid on date of acqusition	$275,000
Promissory note payable to Metro Medical	1,225,000
Total purchase consideration	$1,500,000

Under purchase price accounting, we recognize the assets and liabilities acquired at their fair value on the acquisition date, with any excess in purchase price over these values being allocated to goodwill.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

2. ACQUISITIONS  – (continued)

We engaged a third-party valuation specialist to assist the Company in valuing the assets from our acquisition of Metro Medical. The results of the valuation are presented as below:

Customer contracts and relationships	$904,000
Non-compete agreement	252,000
Goodwill	344,000
$1,500,000

The pro forma information below represents condensed consolidated results of operations as if the acquisition of Metro Medical occurred on January 1, 2012. The pro forma information has been included for comparative purposes and is not indicative of results of operations of the Company had the acquisitions occurred at January 1, 2012, nor is it necessarily indicative of future results.

Pro Forma Three Months Ended March 31, 2013
Total revenue	$2,985,584
Net (loss)	$(177,120)

The revenue from former customers of Metro Medical whose contracts were acquired have been included in the Company’s statement of operations for each reporting period since the date of acquisition. Revenues of approximately $625,000 related to Metro Medical are included in the condensed consolidated statements of operations for the three months ended March 31, 2014.

In August 2013, the Company signed Asset Purchase Agreements to acquire certain assets of following three companies:

•	Omni Medical Billing Services, LLC
•	Practicare Medical Management, Inc.
•	Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., collectively doing business as CastleRock Solutions, Inc.

The purchase price for the acquisition of these entities is expected to be approximately $33.3 million, of which approximately $17.5 million will be paid in cash and approximately $16.7 million will be paid through the issuance of the Company’s common stock, less a fair value adjustment of approximately $900,000 to account for possible purchase price adjustments after one year. The Company expects to close the acquisition of these companies concurrently with and as a condition to the consummation of its initial public offering. Unless the Company closes all of the acquisitions, the Company will not close any of the acquisitions and we will not close the IPO.

Per the terms of our acquisition agreements, the cash consideration paid to the companies is subject to adjustment based on the offering price of our shares of common stock in the offering. The exact cash consideration will not be known until closing of this offering and may differ by up to 10%.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

3. INTANGIBLE ASSETS — NET

Intangible assets – net as of March 31, 2014 and December 31, 2013 consist of the following:

	March 31, 2014	December 31, 2013
Contracts and relationships acquired	$2,939,988	$2,939,988
Non-compete agreements	281,272	281,272
Software purchased	96,577	85,588
Total intangible assets	3,317,837	3,306,848
Less: Accumulated amortization	(1,995,096)	(1,772,068)
Intangible assets – net	$1,322,741	$1,534,780

Amortization expense was $218,934 and $130,738 for the three months ended March 31, 2014 and 2013, respectively. The weighted-average amortization period is three years.

As of March 31, 2014, future amortization expense scheduled to be expensed as follows:

Years Ending December 31
2014	$637,194
2015	521,506
2016	163,658
2017	383
Total	$1,322,741

4. CONCENTRATIONS

Financial Risks — As of March 31, 2014 and December 31, 2013, the Company held Pakistani rupees of 27,070,187 (approximately USD $277,075) and Pakistani rupees of 46,232,463 (approximately USD $440,309), respectively, in the name of its subsidiary at a bank in Pakistan. Funds are wired to Pakistan near the end of each month to cover payroll at the beginning of the next month and operating expenses throughout the month. The banking system in Pakistan does not provide deposit insurance coverage. Additionally, from time to time, the Company maintains cash balances at financial institutions in the United States of America in excess of federal insurance limits. The Company has not experienced any losses on such accounts.

Concentrations of credit risk with respect to trade accounts receivable are managed by periodic credit evaluations of customers. The Company does not require collateral for outstanding trade accounts receivable. No one customer accounts for a significant portion of the Company’s trade accounts receivable portfolio and write-offs have been minimal. During the three months ended March 31, 2014, there were no customers with total sales of 4% or more.

Geographical Risks — The Company’s offices in Islamabad and Bagh, Pakistan, conduct significant back-office operations for the Company. The Company has no revenue earned outside of the United States of America. The office in Bagh is located in a different territory of Pakistan from the Islamabad office. The Bagh office was opened in 2009 for the purpose of providing operational support and operating as a backup to the Islamabad office. The Company’s operations in Pakistan are subject to special considerations and significant risks not typically associated with companies in the United States. The Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in Pakistan and by the general state of Pakistan’s economy. The Company’s results may be adversely affected by, among other things, changes in governmental policies with respect to laws and regulations, changes in Pakistan’s telecommunications industry, regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

4. CONCENTRATIONS  – (continued)

Carrying amounts of net (liabilities) assets located in Pakistan were $(112,150) and $114,997 as of March 31, 2014 and December 31, 2013, respectively. These balances exclude intercompany receivables of $2,957,036 and $2,552,280 as of March 31, 2014 and December 31, 2013, respectively. The following is a summary of the net (liabilities) assets located in Pakistan as of March 31, 2014 and December 31, 2013:

	March 31, 2014	December 31, 2013
Current assets	$388,753	$529,260
Non-current assets	477,429	448,397
	866,182	977,657
Current liabilities	(975,472)	(859,062)
Non-current liabilities	(2,860)	(3,598)
	$(112,150)	$114,997

5. NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the year. Diluted net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding and potentially dilutive securities outstanding during the year using the treasury stock method. Under the treasury stock method, dilutive securities are assumed to be exercised at the beginning of the periods or at the time of issuance, if later, and as if funds obtained thereby were used to purchase common stock at an average market price during the period. Securities are excluded from the computations of diluted net (loss) income per share if their effects would be antidilutive to net (loss) income per share. The Company has not issued any common stock equivalents.

The following table reconciles the weighted-average shares outstanding for basic and diluted net (loss) income per share for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
	2014	2013
Basic:
Net (loss) income	$(383,672)	$19,144
Weighted average shares used in computing basic earnings per share	5,101,770	5,101,770
Net (loss) income per share – Basic	$(0.08)	$0.00
Diluted:
Net (loss) income	$(383,672)	$19,144
Weighted average shares used in computing basic earnings per share	5,101,770	5,101,770
Net (loss) income per share – Diluted	$(0.08)	$0.00

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

6. DEBT

Revolving Line of Credit — The Company has an agreement with TD Bank for a revolving line of credit maturing on August 29, 2014 for up to $1,215,000. The line of credit has a variable rate of interest per annum at the Wall Street Journal prime rate plus 1% (4.25% as of March 31, 2014 and December 31, 2013). The line of credit is collateralized by all the Company’s assets and is guaranteed by the majority shareholder of the Company. The outstanding balance as of March 31, 2014 and December 31, 2013 was $1,215,000 and $1,015,000 respectively.

Santander Bank (formerly Sovereign Bank) Loan Agreement — The Company has a term loan, originally established to provide the Company revolving advances up to $100,000, with an interest rate 7.74% per annum. The term loan is being repaid and matures on July 29, 2014. The amount outstanding under this term loan was $6,667 and $11,667 as of March 31, 2014 and December 31, 2013, respectively.

Convertible Note — On September 23, 2013, the Company issued a convertible promissory note in the amount of $500,000 to an accredited investor, AAMD, LLC that matures on March 23, 2016. The convertible note accrues interest at the rate of 7.0% per year and all principal and interest are due and payable on the maturity date, March 23, 2016. If, prior to the maturity date, the Company completes the IPO of its common stock, the note will be automatically converted into the number of common stock equivalent to the outstanding principal and accrued interest amount of the note divided by the applicable conversion price immediately. The applicable conversion price is equal to 90% of the per-share issuance price of the common stock issued for the Company’s initial public offering.

As of March 31, 2014 and December 31, 2013, the carrying value of the convertible note payable was $484,196 and $472,429, including $23,534 and $11,767 of accrued interest, respectively.

The Company reviewed the terms of convertible debt and equity instruments issued to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. The automatic conversion feature of this promissory note has the economic characteristics of a contingent redemption because the total fair value of shares delivered to settle this feature will always be equal to a fixed amount regardless of the IPO price. Consequently, in substance, the automatic conversion feature has the economic characteristics of a contingent early redemption of the convertible note using shares rather than cash (i.e. stock-settled debt), and represents an embedded derivative instrument under ASC 815-15-25 that is required to be accounted from separately from the debt instruments.

The Company accounted for the automatic conversion feature as a derivative liability to be recorded at fair value at each reporting period. The value of the derivative liability will be re-measured at each reporting period with changes in fair value included in earnings. The fair value of the automatic conversion feature at March 31, 2014 and December 31, 2013 was estimated to be $39,097 and $38,142 and is included in other long term liabilities on the condensed consolidated balance sheets.

Maturities of notes payable as of March 31, 2014 are as follows:

Years Ending December 31	Santander Bank	Liability Against Assets Subject to Finance Lease	Loan from Om Soni	Medical Management, LLC	Global Net Solutions, Inc.	Metro Medical	Loan from Majority Shareholder	Loan from AAMD, LLC	Bank Direct Capital Finance	Total
2014	$6,667	$5,394	$36,748	$52,606	$29,659	$458,258	$—	$—	$22,050	$611,382
2015	—	3,451	—	—	—	421,989	735,680	—	—	1,161,120
2016	—	415	—	—	—	—	—	484,196	—	484,611
Total	$6,667	$9,260	$36,748	$52,606	$29,659	$880,247	$735,680	$484,196	$22,050	$2,257,113

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

7. COMMITMENTS AND CONTINGENCIES

Legal Proceedings — The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the condensed consolidated financial position, results of operations, or cash flows of the Company.

At December 31, 2013, the Company had accrued a liability of $161,137 for a referral fee payable to a former owner of Sonix Medical Technologies, Inc. During the three months ended March 31, 2014, the Company agreed to settle the liability for $55,614 and reversed an accrued expense of $105,523 which reduced general and administrative expenses in the condensed consolidated statements of operations.

Leases — The Company leases certain office space and other facilities under operating leases expiring through 2021.

Future minimum lease payments under non-cancelable operating leases with related parties as of March 31, 2014 are as follows (leases with non-related parties are all cancellable):

Years Ending December 31	Total
2014	$123,553
2015	72,750
2016	75,750
2017	58,500
Total	$330,553

Total rental expense, included in direct operating costs and general and administrative expense in the condensed consolidated statements of operations, including amounts for related party leases, described in Note 8, amounted to $105,150 and $95,036 for the three months ended March 31, 2014 and 2013, respectively.

8. RELATED PARTIES

In February 2013, the majority shareholder advanced a loan of $1,000,000 to the Company, of which a portion was used to repay the outstanding balance on the revolving credit line with TD Bank; $735,680 was outstanding on this loan as of March 31, 2014 and December 31, 2013, respectively. The loan bears an annual interest rate of 7.0%. The total principal and outstanding interest are due upon maturity of the loan on July 5, 2015. The Company recorded interest expense on the loan from the majority shareholder of $12,698 for the three months ended March 31, 2014. During the three months ended March 31, 2014, the Company paid the accrued interest of $55,807.

The Company had sales to a related party, a physician who is related to an officer and the majority shareholder. Revenues from this customer were approximately $4,736 and $4,176 for the three months ended March 31, 2014 and 2013, respectively. As of March 31, 2014 and December 31, 2013, the receivable balance due from this customer was $1,810 and $1,746, respectively.

The Company is a party to a nonexclusive aircraft dry lease agreement with Kashmir Air, Inc. (“KAI”), which is owned by an officer and the majority shareholder. The Company recorded expenses of $32,100 for both the three months ended March 31, 2014 and 2013, respectively. As of March 31, 2014 and December 31, 2013, the Company had a liability outstanding to KAI of $55,568 and $37,789, respectively.

The Company leases its corporate offices in New Jersey and its backup operations center in Bagh, Pakistan, from an officer and the majority shareholder. The related party rent expense for the three months ended March 31, 2014 and 2013 was $42,231 and $41,533, respectively, and is included in direct operating costs and general and administrative expense in the condensed consolidated statements of operations. Current

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

8. RELATED PARTIES  – (continued)

assets-related party on the condensed consolidated balance sheets includes security deposits related to the leases of the Company’s corporate offices in the amount of $13,200 as of March 31, 2014 and December 31, 2013, respectively. Other assets include prepaid rent that has been paid to the majority shareholder in the amount of $10,640 as of December 31, 2013, respectively.

The majority shareholder of the Company guaranteed the Company’s existing line of credit with the TD Bank and the loan with Santander Bank (see Note 6).

The Company advanced $1,000 and $5,000 to the majority shareholder during the three months ended March 31, 2014 and 2013, respectively. The majority shareholder repaid $1,000 during the three months ended March 31, 2014.

9. EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan covering all U.S. employees who have completed three months of service. The plan provides for matching contributions by the Company equal to 100% of the first 3% of the qualified compensation deferred, plus 50% of the next 2% deferred. Employer contributions to the plan for three months ended March 31, 2014 and 2013 were $15,080 and $1,898, respectively.

Additionally, the Company has a defined contribution retirement plan covering all employees located in Pakistan who have completed 90 days of service. The plan provides for monthly contributions by the Company which are the lower of 10% of qualified employees’ basic monthly compensation or Rs. 750. The Company’s contributions for three months ended March 31, 2014 and 2013 were $20,331 and $19,323, respectively.

10. INCOME TAXES

Because a relatively small change in our projected pre-tax net income (loss) could result in a volatile annual effective tax rate, we have used a discrete tax approach in calculating the tax benefit for the three months ended March 31, 2014. Under the discrete method, we determine our tax (expense) benefit based upon actual results as if the interim period were an annual period.

For the three months ended March 31, 2013 the Company estimated the effective rate based upon the annual projected pre-tax income (loss).

The Company’s plan to repatriate earnings in Pakistan to the United States requires that US Federal taxes be provided on the Company’s earnings in Pakistan. For state tax purposes, the Company’s Pakistan earnings generally are not taxed due to a subtraction modification available in most states. As a result, the Company has reported cumulative losses at the state level for the last three years, and has determined that it is more likely than not that it will not be able to utilize its state deferred tax assets. A valuation allowance has been recorded against all state deferred tax assets as of March 31, 2014.

11. OTHER (EXPENSE) INCOME — NET

Other (expense) income net for the three months ended March 31, 2014 and 2013 consisted of the following:

	Three Months Ended March 31,
	2014	2013
Foreign exchange (losses) gains	$(203,264)	$25,506
Other – net	3,379	11,509
Other (expense) income – net	(199,885)	37,015

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

11. OTHER (EXPENSE) INCOME — NET  – (continued)

Foreign currency transaction gains/losses result from the transactions related to the intercompany receivable for which transaction adjustments are recorded in the consolidated statements of operations as they are not deemed to be permanently reinvested. A decline in the exchange rate of Pakistan rupees per U.S. dollar by 8% from December 31, 2013 to March 31, 2014, caused a foreign exchange loss of $203,264 for the three months ended March 31, 2014. An increase in the exchange rate of Pakistan rupees per U.S. dollar by 2% from December 31, 2012 to March 31, 2013, caused a foreign exchange gain of $25,506 for the three months ended March 31, 2013.

Other — net, primarily includes amounts related to bad debts recovered, gains on disposal of assets and other expenses.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of March 31, 2014 and December 31, 2013, the carrying amounts of cash, receivables, accounts payable and accrued expenses approximated their estimated fair values because of their short term nature of these financial instruments.

The following table summarizes the Company’s financial instruments that are not measured at fair value on a recurring basis by fair value hierarchy as of March 31, 2014 and December 31, 2013:

	Carrying value at March 31, 2014	Fair Value as of March 31, 2014, using,
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$306,504	$306,504	$—	$—	$306,504
Financial Liabilities
Borrowings under line of credit	1,215,000	—	1,215,000	—	1,215,000
Notes payable – Other(1)	1,037,237	—	—	1,033,880	1,033,880
Convertible note	484,196	—	—	484,527	484,527

	Carrying value at December 31, 2013	Fair Value as of December 31, 2013, using,
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$497,944	$497,944	$—	$—	$497,944
Financial Liabilities
Borrowings under line of credit	1,015,000	—	1,015,000	—	1,015,000
Notes payable – Other(1)	1,341,691	—	—	1,349,308	1,349,308
Convertible note	472,429	—	—	473,042	473,042

(1)	Excludes note payable to the majority shareholder.

Note Payable to Majority Shareholder — The majority shareholder advanced a loan of $1,000,000 to the Company, of which $735,680 was outstanding as of March 31, 2014 and December 31, 2013. The loan bears an annual interest rate of 7.0%. The total principal and cumulative interest are due upon maturity of the loan on July 5, 2015. The fair value of related party transactions, including note payable to majority shareholder, cannot be determined based upon the related party nature of the transaction.

Borrowings under Revolving Line of Credit — The Company’s outstanding borrowings under the line of credit with TD Bank had a carrying value of $1,215,000 and $1,015,000 as of March 31, 2014 and December 31, 2013, respectively. The fair value of the outstanding borrowings under the line of credit with

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS  – (continued)

TD Bank approximated the carrying value at March 31, 2014 and December 31, 2013, respectively, as these borrowings bear interest based on prevailing variable market rates currently available. As a result, the Company categorizes these borrowings as Level 2 in the fair value hierarchy.

Notes Payable – Other —  Notes payable – other consists of fixed rate term loans from TD Bank, Santander Bank, Bank Direct Capital Finance, auto loans and promissory notes from prior acquisitions.

The fixed interest bearing term loans payable to Santander Bank and Bank Direct Capital Finance had a carrying value of $28,717 and $11,667 as of March 31, 2014 and December 31, 2013, respectively. Collectively, the fair value of these term loans was approximately $29,273 and $11,801 at March 31, 2014 and December 31, 2013, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the term loans was determined based on internally-developed valuations that use current interest rates in developing a present value of these term loans. The outstanding fixed interest bearing auto loans had a carrying value of $9,260 and $13,279 as of March 31, 2014 and December 31, 2013, respectively. The fair value of these auto loans was approximately $8,444 and $12,485 at March 31, 2014 and December 31, 2013, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the auto loans was determined based on internally-developed valuations that use current interest rates in developing a present value of these notes payable.

The Company issued fixed interest-bearing notes payable to the former owners of UPMS, GNet, MM, Metro Medical and Sonix Medical Technologies, Inc. The aggregate carrying value of these notes payable was $999,260 and $1,316,746 at March 31, 2014 and December 31, 2013, respectively. Collectively, the fair value of these notes payable was approximately $1,004,607 and $1,325,022 at March 31, 2014 and December 31, 2013, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the notes payable to the former owners of businesses acquired was determined based on internally-developed valuations that use current interest rates in developing a present value of these notes payable.

Convertible Note — The Company issued a fixed interest bearing convertible promissory note to an accredited investor on September 23, 2013. The carrying value of the convertible promissory note was $484,196 and $472,429 at March 31, 2014 and December 31, 2013, respectively. The fair value of the convertible promissory note was approximately $484,527 and $473,042 at March 31, 2014 and December, 31, 2013, respectively and is categorized as Level 3 in the fair value hierarchy. The fair value was determined based on internally-developed valuations that use current interest rates in developing a present value of the convertible note.

Financial instruments measured at fair value on a recurring basis:

The automatic conversion feature for the convertible promissory note is measured at fair value on a recurring basis. The fair value of the automatic conversion feature has been estimated at $39,097 and $38,142 at March 31, 2014 and December 31, 2013, respectively, with the decrease in value recorded in the statement of operations as other expense. The fair value of automatic conversion feature of the promissory note is measured using Level 3 inputs based on internally-developed valuations that use current interest rates and assumptions about the timing of the Company’s IPO.

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

13. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss — The components of changes in accumulated other comprehensive loss are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Loss
Balance – January 1, 2014	$(187,354)	$(187,354)
Other comprehensive income during the year	130,829	130,829
Balance – March 31, 2014	$(56,525)	$(56,525)

14. SUBSEQENT EVENTS

Updated Certificate of Incorporation

Common Stock

On April 4, 2014, the Company filed with the State of Delaware an Amended and Restated Certificate of Incorporation, pursuant to which the Company increased the authorized shares of capital stock and consummated an 8.65-for-1 split of its outstanding common stock, which is reflected throughout these interim condensed consolidated financial statements. The amount of authorized capital stock was also increased.

The total amount of the Company’s authorized capital stock now consists of 19,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of undesignated preferred stock.

The Company’s common stock is not entitled to preemptive or other similar subscription rights to purchase any of the Company’s securities. The Company’s common stock is neither convertible nor redeemable.

Voting Rights

Each holder of the Company’s common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. The Company’s amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to take action, unless otherwise specified by law or the Company’s certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of the Company’s capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by the Company’s Board of Directors from time to time out of the Company’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of any other class or series of the Company’s preferred stock.

The Company does, and intends to continue to, retain all available funds and any future earnings to fund the development and growth of the Company’s business, and therefore the Company does not anticipate paying any cash dividends in the foreseeable future. Additionally, the Company’s ability to pay dividends on the Company’s common stock will be limited by restrictions on the ability of the Company or its subsidiary to pay dividends or make distributions under the terms of any future agreements governing the Company’s indebtedness. There are currently no restrictions on the ability of the subsidiary to make dividend payments to the parent company. Any future determination to pay dividends will be at the discretion of the Company’s Board of Directors, subject to compliance with covenants in the Company’s current and future agreements

MEDICAL TRANSCRIPTION BILLING, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

14. SUBSEQENT EVENTS  – (continued)

governing the Company’s indebtedness, and will depend upon the Company’s results of operations, financial condition, capital requirements and other factors that the Company’s Board of Directors deems relevant.

Other Rights

The rights of each holder of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that the Company may designate and issue in the future.

Liquidation Rights

If the Company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

The Company does not have any shares of preferred stock outstanding. The Company’s Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). Capital Structure prior to April 4, 2014.

Prior to April 4, 2014, the Company had 589,900 shares of common stock, par value $0.001 per share issued and outstanding, and 1,000,000 shares authorized.

Others

The Company has evaluated whether any events have occurred from March 31, 2014 through May 7, 2014, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the condensed consolidated financial statements. Other than as described in the preceding paragraphs no adjustments or disclosures are considered necessary.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of

Metro Medical Management Services, Inc. and MedDerm Billing Inc.
New York, New York

We have audited the accompanying combined financial statements of Metro Medical Management Services, Inc. and MedDerm Billing Inc. (hereinafter the “Company”), both of which are under common ownership and common management, which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations and comprehensive (loss) income, shareholder’s deficit, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free of material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 10 to the combined financial statements, on June 30, 2013 the Company sold its business to Medical Transcription Billing, Corp. for total consideration of $1.5 million.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
November 12, 2013

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
CURRENT ASSETS:
Cash	$6,439	$2,457
Accounts receivable	81,436	102,658
Deferred income taxes	22,001	22,527
Prepaid and other current assets	19	19,697
Total current assets	109,895	147,339
PROPERTY AND EQUIPMENT – Net	65,418	81,601
SECURITY DEPOSITS	29,400	29,400
TOTAL	$204,713	$258,340
LIABILITIES AND SHAREHOLDER’S DEFICIT
CURRENT LIABILITIES:
Accrued payroll	$96,892	$86,881
Other accrued expenses	66,584	30,865
Deferred rent	4,493	3,945
Customer advances	42,992	41,914
Accrued litigation expense	150,000	—
Due to related parties	28,000	—
Note payable to shareholder	28,404	—
Notes payable – current portion	5,848	21,872
	423,213	185,477
OTHER LONG-TERM LIABILITIES	41,883	41,883
DEFERRED INCOME TAXES	5,953	31,873
DEFERRED RENT	677	5,170
NOTES PAYABLE – NET OF CURRENT PORTION	—	5,848
Total liabilities	471,726	270,251
COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDER’S DEFICIT:
Share capital	1,000	1,000
Accumulated deficit	(268,013)	(12,911)
Total shareholder’s deficit	(267,013)	(11,911)
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$204,713	$258,340

See notes to combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
NET REVENUE	$3,339,335	$3,195,664
OPERATING EXPENSES:
Direct operating costs	2,474,981	2,103,263
General and administrative	1,088,961	986,441
Depreciation and amortization	43,974	35,742
Total operating expenses	3,607,916	3,125,446
OPERATING (LOSS) INCOME	(268,581)	70,218
INTEREST EXPENSE	(1,232)	(2,445)
(LOSS) INCOME BEFORE INCOME TAXES	(269,813)	67,773
(BENEFIT) PROVISION FOR INCOME TAXES	(14,711)	32,301
NET (LOSS) INCOME	$(255,102)	$35,472
TOTAL COMPREHENSIVE (LOSS) INCOME	$(255,102)	$35,472

See notes to combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

COMBINED STATEMENTS OF SHAREHOLDER’S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Share Capital	Accumulated Deficit	Total
BALANCE – January 1, 2011	$1,000	$(48,383)	$(47,383)
Net income		35,472	35,472
BALANCE – December 31, 2011	1,000	(12,911)	(11,911)
Net loss		(255,102)	(255,102)
BALANCE – December 31, 2012	$1,000	$(268,013)	$(267,013)

See notes to combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
OPERATING ACTIVITIES:
Net (loss) income	$(255,102)	$35,472
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	43,974	35,742
Deferred rent	(3,945)	226
Deferred income taxes	(25,394)	(9,582)
Other	288	—
Changes in operating assets and liabilities:
Accounts receivable	21,222	28,528
Accrued payroll	10,011	(47,871)
Other accrued expenses	35,719	(5,326)
Customer advances	1,078	13,189
Accrued litigation expense	150,000	—
Other long term liability	—	41,883
Security deposit	—	(6,478)
Other assets	19,678	(15,276)
Net cash (used in) provided by operating activities	(2,471)	70,507
INVESTING ACTIVITIES:
Capital expenditures	(27,790)	(46,554)
Net cash used in investing activities	(27,790)	(46,554)
FINANCING ACTIVITIES:
Due to related parties, net	28,000	—
Proceeds from note issued to the shareholder	30,000	—
Repayments of note payable to the shareholder	(1,596)	—
Repayments of notes payable	(22,162)	(41,814)
Net cash (used in) provided by financing activities	34,243	(41,814)
INCREASE (DECREASE) IN CASH	3,982	(17,861)
CASH – Beginning of year	2,457	20,318
CASH – End of year	$6,439	$2,457
SUPPLEMENTAL INFORMATION – Cash paid during the year for:
Income taxes	$10,683	$—
Interest	$1,232	$2,445

See notes to combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. ORGANIZATION AND BUSINESS

Metro Medical Management Services, Inc. was founded and incorporated in 1998 under the Business Corporation Law of the State of New York. Metro Medical Management Services Inc. is authorized to issue 200 shares of common stock with no par value. On April 21, 1998, Metro Medical Management Services, Inc. issued 100 shares of common stock to Terry A. Sonterre, its founder and sole shareholder, in exchange for $1,000 in capital contribution.

MedDerm Billing Inc. is a subchapter S corporation that was incorporated in 2011 under the Business Corporation Law of the State of New York. Terry A. Sonterre is MedDerm Billing Inc.’s founder and sole member.

Metro Medical Management Services, Inc. and MedDerm Billing Inc. are healthcare technology companies that provide medical billing services, including medical insurance filings and direct patient billing services. The services offered by Metro Medical Management Services, Inc. and MedDerm Billing Inc. are designed to help customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs.

Metro Medical Management Services, Inc. provides services primarily to private and hospital-employed healthcare providers, including family practice and internal medicine. MedDerm Billing Inc. focuses only on providing billing services to dermatology customers.

Metro Medical Management Services Inc. and MedDerm Billing Inc. operate through their shared office in New York City with customers throughout New York and New Jersey.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation of Combined Financial Statements — Metro Medical Management Services, Inc. and MedDerm Billing Inc. are owned and managed by the same individual and are, therefore, under common control. The financial position, results of operations, and cash flows of Metro Medical Management Services, Inc. and MedDerm Billing Inc. (hereinafter “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and presented on a combined basis as both entities are under common control. All intercompany transactions and balances have been eliminated.

Use of Estimates — The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but are not limited to: (1) revenue recognition; (2) depreciable lives of assets; (3) allocation of payroll tax and other payroll deductions between direct and indirect expenses; and (4) income taxes and related uncertain tax positions. Actual results could significantly differ from those estimates.

Revenue Recognition — Revenue is derived from fees generated from revenue cycle management services and generating and mailing patient statements. The Company recognizes revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer are fixed or determinable. Fees derived from revenue cycle management services are typically determined based on a percentage of net collections on the Company’s customers’ medical insurance claims. Revenue is recognized when the Company has received notification that a claim has been accepted and the amount which the physician will collect is determined. Fees from customers’ patient statements are recognized when the related services are performed.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Direct Operating Costs — Direct operating expenses consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Direct operating expense does not include rent, occupancy and other indirect costs (including building maintenance and utilities), depreciation, and amortization. Costs associated with the implementation of new clients are expensed as incurred.

Concentrations of Credit Risk — Concentrations of credit risk with respect to trade accounts receivable are managed by periodic credit evaluations of customers, and the Company generally does not require collateral. No one customer accounts for a significant portion of the Company’s trade accounts receivable portfolio and write-offs have been minimal. For the years ended December 31, 2012 and 2011, the Company had one customer that represented approximately 4.19% and 4.18% of total sales, respectively. At December 31, 2012 and 2011, accounts receivable from this customer was $5,390 and $4,478, respectively.

Accounts Receivable — Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customer’s contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors such as creditworthiness and probability of collection.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line basis over the estimated lives of the assets ranging from three to five years. Ordinary maintenance and repairs are charged to expense as incurred. Depreciation and amortization for computers and computer software are calculated over three years, while remaining assets are depreciated over five years. Leasehold improvements are amortized over the lesser of the term of the lease term or the economic life of the assets.

Impairment of Long-Lived Assets — Long-lived assets are reviewed for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is triggered if the carrying amount exceeds estimated undiscounted future cash flows. Actual results could differ significantly from these estimates, which would result in additional impairment losses or losses on disposal of the assets. There was no impairment of long-lived assets during the years ended December 31, 2012 and 2011, respectively.

Deferred Rent — Deferred rent consists of rent escalation payment terms related to the Company’s operating leases for its facility in New York City. Rent escalation represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease, including any construction period. The excess is recorded as a deferred credit in the early periods of the lease when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense amount.

Customer Advances — Customer advances primarily consist of payments received in advance of the revenue recognition criteria being met.

Income Taxes — MedDerm Billing Inc. is not subject to federal and state income taxes, since all income, gains and losses are passed through to its owner and founder, which are included in his tax returns. MedDerm Billing Inc. is, however, subject to New York City unincorporated business tax. Metro Medical Management Services, Inc. is subject to federal and state income taxes.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the combined financial statements. Under this method, deferred income tax assets and liabilities are determined based on the differences between the tax basis of an asset or liability and its reported amount

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

in the combined financial statements using tax rates expected to be in effect when the taxes will be recognized for income tax reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that these assets will more likely than not be realized. All available positive and negative evidence are considered in making such a determination, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. A valuation allowance against deferred tax assets would be recorded in the event it is determined that the Company would not be able to realize its deferred income tax assets in the future in excess of their net recorded amount.

The Company records uncertain tax position on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax position will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interests and penalties related to uncertain tax benefits in the provision for income taxes on the combined statements of operations and comprehensive (loss) income.

Fair Value of Financial Instruments — Accounting Standards Codification ASC 825, Financial Instruments, (ASC 825), requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The Company follows a fair value measurement hierarchy to measure financial instruments. The fair value of the Company’s financial instruments is measured using inputs from the three levels of the fair value hierarchy as follows:

Level 1 —	Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 —	Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available.

The Company does not have any financial instruments that are required to be measured at fair value on a recurring basis as of December 31, 2012 and 2011. The Company has certain financial instruments that are not measured on a recurring basis, which are subject to fair value adjustments only in certain circumstances.

These financial instruments include cash, accounts receivable, other accrued expenses, and notes payable. The carrying value of cash, accounts receivable and other accrued expenses approximate fair value because of the current maturity of these items.

At December 31, 2012, the Company had a note payable of $28,404 to its founder and shareholder and due to related parties of $28,000 related to advances received from an affiliate of the Company’s founder. The fair value of the note payable to shareholder and due to related party on the Company’s combined balance sheet cannot be determined based upon the related party nature of these transactions.

The fair value of the Company’s outstanding borrowings under its term loan with a financial institution approximates the carrying value of $5,848 and $27,720 at December 31, 2012 and 2011, respectively, as these borrowings bear interest based on prevailing variable market rates currently available; the Company categorizes this borrowing as Level 2 in the fair value hierarchy.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board and are adopted by us as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on the Company’s combined financial position, results of operations, and cash flows.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 and 2011 consisted of the following:

	2012	2011
Furniture and fixtures	$58,792	$50,189
Office equipments	148,374	146,908
Computer hardware and accessories	34,920	17,198
Computer software	10,676	10,676
Leasehold improvement	25,741	25,741
Total property and equipment	278,503	250,712
Less: accumulated depreciation and amortization	(213,085)	(169,111)
Property and equipment – net	$65,418	$81,601

Depreciation and amortization expense was $43,974 and $35,742 for the years ended December 31, 2012 and 2011, respectively.

4. OTHER ACCRUED EXPENSES

Other accrued expenses as of December 31, 2012 and 2011, consisted of the following:

	2012	2011
Claims processing and related costs	$17,826	$19,988
Communication and networking support	6,845	3,519
Consulting fee	10,000	5,906
Credit processing and bank fees	3,284	1,452
Insurance	15,225	—
Other miscellaneous	13,404	—
Total other accrued expenses	$66,584	$30,865

5. NOTES PAYABLE

In 2010, the Company entered into an agreement with a financial institution for a revolving line of credit facility up to $80,000, which was converted into a term loan with an outstanding balance of $49,591 on February 21, 2011 with a fixed annual interest rate of 5.25%. This term loan payable matured in February 2013. This term loan was collateralized by all of the Company’s assets and was guaranteed by the Company’s founder and shareholder. Principal and interest payments on the term loan are payable in equal monthly installments, commencing March 2011, and continuing up to February 2013. The principal amount outstanding under this term loan was $5,848 and $27,720 as of December 31, 2012 and 2011, respectively. Interest expense on this term loan for the years ended December 31, 2012 and 2011 was $945 and $2,082, respectively. This term loan was fully repaid on February 15, 2013.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

5. NOTES PAYABLE  – (continued)

On September 19, 2012, the Company’s shareholder loaned $30,000 to Metro Medical Management Services, Inc. At December 31, 2012, the Company had an outstanding balance of $28,404. This note payable matures in September 2013 and bears annual interest of 4.25%. During the year ended December 31, 2012, the Company recorded interest expense on the note payable to its shareholder of $287. This note was fully repaid in September 2013.

The following represents a summary of outstanding notes payable as of December 31, 2012 and 2011:

	2012	2011
Term loan payable to financial institution	$5,848	$27,720
Note payable to shareholder	28,404	—
Total	34,252	27,720
Current portion	34,252	21,872
Total long-term debt	$—	$5,848

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings — The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the combined financial position, results of operations, or cash flows of the Company.

As of December 31, 2012, the Company was involved in a litigation commenced by a former employee of MedDerm Billing Inc. The estimated settlement expenses of $150,000 are included in general and administrative expense in the combined statements of operations and comprehensive (loss) income. A settlement agreement was signed with the former employee on June 14, 2013, and included a series of monthly payments from June through December of 2013.

The Company planned to use monthly cashflow, borrow if payments exceeded monthly cashflow, or the proceeds from the sale of the Company to fund payments related to the settlement agreement.

Leases — The Company leases office space in New York City under various operating leases expiring in March 2014. Total rental expense, included in general and administrative expense in the combined statements of operations and comprehensive (loss) income, amounted to $107,209 and $154,958 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012, are $104,040 and $17,846 for the years ending December 31, 2013 and 2014, respectively.

7. EMPLOYEE BENEFIT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Contributions to the Plan are at the discretion of management. During the year ended December 31, 2012, employer contributions to the Plan amounted to $47,177 of which $39,411 were included in direct operating costs and $7,466 were included general and administrative expenses in the combined statements of operations and comprehensive (loss) income. Employer contributions to the Plan for the year ended December 31, 2011 amounted to $57,916 of which $41,272 were included in direct operating costs and $16,644 were included in general and administrative expenses in the combined statements of operations and comprehensive (loss) income.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

8. RELATED PARTIES

During the years ended December 31, 2012 and 2011, the Company’s founder received compensation of $305,956 and $325,642, respectively, which is included in general and administrative expenses in the combined statements of operations and comprehensive (loss) income. Total accrued payroll for the Company founder was $14,936 and $3,848 as of December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012 and 2011, the Company received $71,000 and $10,000 in advances from an affiliate of the Company’s founder to fund ongoing operations. Repayments of advances received during the years ended December 31, 2012 and 2011 totaled $43,000 and $10,000, respectively. At December 31, 2012, the Company had an outstanding liability of $28,000 related to such advances, which is included in due to related parties on the combined balance sheets.

The Company subleases a portion of its offices on a month-to-month basis to an affiliate of the Company’s founder. During the years ended December 31, 2012 and 2011, the Company recorded rental income of $13,480 and $7,466, respectively, which is included in general and administrative expenses in the combined statements of operations and comprehensive (loss) income.

9. INCOME TAXES

The (benefit) provision for income taxes for the years ended December 31, 2012 and 2011 consisted of the following:

	2012	2011
Current Provision:
Federal	$10,683	$22,476
State	—	19,407
	$10,683	$41,883
Deferred benefit:
Federal	$(17,559)	$(5,113)
State	(7,835)	(4,469)
	(25,394)	(9,582)
Total income tax (benefit) provision	$(14,711)	$32,301

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes at the applicable tax rates. The components of the deferred tax assets (liability) consist of the following:

	2012	2011
Deferred tax asset current:
Customer advance	$21,117	$20,589
Deferred rent	884	1,938
	22,001	22,527
Deferred tax non-current:
Net operating loss carryforwards – Federal	$15,216	$—
Net operating loss carryforwards – State	2,954	—
Deferred rent	333	2,540
Property and equipment	(24,456)	(34,413)
	(5,953)	(31,873)
Net deferred income taxes	$16,048	$(9,346)

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

9. INCOME TAXES  – (continued)

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011
Federal tax (benefit) expense	$(91,736)	34.0%	$22,703	34.0%
Increase (decrease) in income taxes resulting from:
State tax (benefit) expense, net of federal benefit	1,879	-0.70%	9,860	14.77%
Effect of flow-through entity	72,718	-26.95%	—	0.00%
Other	2,428	-0.90%	(262)	-0.39%
Total (benefit) provision	$(14,711)	5.45%	$32,301	48.38%

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The Company has income tax NOL carryforwards related to U.S. and state & local operations of $44,750 and $19,244, respectively, which expire in 2032. The Company has recorded a deferred tax asset related to the U.S. and state & local NOL carryforwards of $15,216 and $2,954, respectively, at December 31, 2012.

The Company’s effective income tax rates for the years ended December 31, 2012 and 2011 of 5.45% and 48.38%, respectively, differ from the federal statutory rate of 34.0% primarily due to nondeductible expenses, effect of flow through entity, and state and local income taxes.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	2012	2011
Unrecognized tax benefit – January 1	$48,482	$—
Gross increases – tax positions in current period	—	48,482
Unrecognized tax benefit – December 31	$48,482	$48,482

As of both December 31, 2012 and 2011, the Company recorded a liability of $41,883, included in other long-term liabilities on the combined balance sheet, related to unrecognized tax benefits that, if recognized, would impact the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company has not accrued penalties and interest during 2012 and 2011.

The Company does not anticipate any significant increases or decreases to its unrecognized tax benefits within the next twelve months.

The income tax returns of Metro Medical Management Services, Inc. are subject to examination by federal, state, and local tax regulators. Starting with the tax year ended December 31, 2009, all tax years are open to examination. As of December 31, 2012, there were no ongoing federal or state audits.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

10. SUBSEQUENT EVENTS

On June 30, 2013, the Company consummated an agreement with Medical Transcription Billing, Corp. (“MTBC”), a Delaware corporation with its corporate office in New Jersey, for a consideration of $1,500,000. Under the terms of the agreement, MTBC paid $275,000 in cash and issued a note for $1,225,000, payable to the Company in twenty-four equal installments, commencing September 1, 2013. This note bears an annual interest rate of 5%.

The Company has evaluated whether any events have occurred from December 31, 2012 through November 12, 2013, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the financial statements. Other than as described in the preceding paragraph, no such adjustments or disclosures are considered necessary.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

CONDENSED COMBINED BALANCE SHEETS
(UNAUDITED)

	March 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash	$—	$6,439
Accounts receivable	62,010	81,436
Deferred income taxes	33,745	22,001
Advance to shareholder	14,500	—
Prepaid and other current assets	18	19
Total current assets	110,273	109,895
Deferred tax asset	—	—
PROPERT AND EQUIPMENT – NET	60,913	65,418
SECURITY DEPOSITS	29,400	29,400
TOTAL ASSETS	$200,586	$204,713
LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES
Accured payroll	$80,954	$96,892
Other accrued expenses	87,646	66,584
Deferred rent	3,698	4,493
Customer advances	47,000	42,992
Accrued litigation expense	150,000	150,000
Due to related parties	48,000	28,000
Notes payable to shareholder	26,522	28,404
Notes payable	—	5,848
	443,820	423,213
OTHER LONG-TERM LIABILITIES	41,883	41,883
DEFERRED INCOME TAXES	5,953	5,953
DEFERRED RENT	—	677
Total liabilities	491,656	471,726
COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDER’S DEFICIT:
Share capital	1,000	1,000
Accumulated deficit	(292,070)	(268,013)
Total shareholder’s deficit	(291,070)	(267,013)
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$200,586	$204,713

See notes to condensed combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
NET REVENUE	$835,770	$784,061
OPERATING EXPENSES:
Direct operating costs	545,936	516,630
General and administrative	314,079	424,693
Depreciation and amortization	11,632	11,599
Total operating expenses	871,647	952,922
OPERATING LOSS	(35,877)	(168,861)
INTEREST EXPENSE	365	344
LOSS BEFORE INCOME TAXES	(36,242)	(169,205)
BENEFIT FOR INCOME TAXES	(12,185)	(8,157)
NET LOSS	$(24,057)	$(161,049)
TOTAL COMPREHENSIVE LOSS	$(24,057)	$(161,049)

See notes to condensed combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

CONDENSED COMBINED STATEMENTS OF SHAREHOLDER’S DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

	Share Capital	Accumulated Deficit	Total
BALANCE – January 1, 2012	$1,000	$21,076	$22,076
Net loss		(161,049)	(161,049)
BALANCE – March 31, 2012	$1,000	$(139,972)	$(138,972)
BALANCE – January 1, 2013	$1,000	$(268,013)	$(267,013)
Net loss		(24,057)	(24,057)
BALANCE – March 31, 2013	$1,000	$(292,070)	$(291,070)

See notes to condensed combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
OPERATING ACTIVITIES:
Net loss	$(24,057)	$(161,049)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,632	11,599
Deferred rent	(1,472)	(43)
Deferred income taxes	(11,744)	(9,225)
Changes in operating assets and liabilities:
Accounts receivable	19,427	(9,519)
Other assets	—	(7,600)
Accrued litigation expense	—	150,000
Accrued payroll	(15,938)	(22,144)
Other accrued expenses	21,062	70,517
Customer advances	4,008	(939)
Net cash provided by operating activities	2,918	21,598
INVESTING ACTIVITIES:
Capital expenditures	(7,127)	(2,927)
Advance to shareholder	(14,500)	—
Net cash used in investing activities	(21,627)	(2,927)
FINANCING ACTIVITIES:
Due to related parties	20,000	—
Repayments of note payable to the shareholder	(1,882)	—
Repayments of notes payable	(5,848)	(5,469)
Net cash provided by (used in) financing activities	12,270	(5,469)
(DECREASE) INCREASE IN CASH	(6,439)	13,202
CASH – Beginning of period	6,439	2,457
CASH – End of period	$—	$15,659
SUPPLEMENTAL INFORMATION – Cash paid during the period for:
Income taxes	$559	$1,069
Interest	$365	$344

See notes to condensed combined financial statements.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

1. ORGANIZATION AND BUSINESS

Metro Medical Management Services, Inc. was founded and incorporated in 1998 under the Business Corporation Law of the State of New York. MedDerm Billing Inc. is a subchapter S corporation that was incorporated in 2011 under the Business Corporation Law of the State of New York.

Metro Medical Management Services, Inc. and MedDerm Billing Inc. are healthcare technology companies that provide medical billing services, including medical insurance filings and direct patient billing services. The services offered by Metro Medical Management Services, Inc. and MedDerm Billing Inc. are designed to help customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs.

Metro Medical Management Services, Inc. provides services primarily to private and hospital-employed healthcare providers, including family practice and internal medicine. MedDerm Billing Inc. focuses only on provided billing services to dermatology customers.

Metro Medical Management Services Inc. and MedDerm Billing Inc. operate through their shared office in New York City with customers throughout New York and New Jersey.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation of Combined Financial Statements — Metro Medical Management Services, Inc. and MedDerm Billing Inc. are owned and managed by the same individual and are, therefore, under common control. The financial position, results of operations, and cash flows of Metro Medical Management Services, Inc. and MedDerm Billing Inc. (hereinafter “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and presented on a combined basis as both entities are under common control. All intercompany transactions and balances have been eliminated.

Use of Estimates — The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but are not limited to: (1) revenue recognition; (2) depreciable lives of assets; (3) allocation of direct and indirect expenses; and (4) income taxes and related uncertain tax positions. Actual results could significantly differ from those estimates.

Revenue Recognition — Revenue is derived from fees generated from revenue cycle management services and generating and mailing patient statements. The Company recognizes revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer are fixed or determinable. Fees derived from revenue cycle management services are typically determined based on a percentage of net collections on the Company’s customers’ medical insurance claims. Revenue is recognized when the Company has received notification that a claim has been accepted and the amount which the physician will collect is determined. Fees from customers’ patient statements are recognized when the related services are performed.

The accompanying unaudited condensed combined financial statements have been prepared by the Company in accordance with U.S. GAAP for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete combined financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed combined financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to present fairly the financial position as of March 31, 2013 and the results of operations and comprehensive loss, statements of shareholder’s deficit and cash flows for the three months

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

ended March 31, 2013 and 2012. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the full year.

The condensed combined balance sheet as of December 31, 2012 was derived from our audited combined financial statements. The accompanying unaudited condensed combined financial statements and notes thereto should be read in conjunction with the audited combined financial statements for the year ended December 31, 2012.

Direct Operating Costs — Direct operating expenses consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Direct operating expense does not include allocated amounts for rent, occupancy and other indirect costs (including building maintenance and utilities), depreciation, and amortization. Costs associated with the implementation of new clients are expensed as incurred.

Concentrations of Credit Risk — Concentrations of credit risk with respect to trade accounts receivable are managed by periodic credit evaluations of customers, and the Company generally does not require collateral. No one customer accounts for a significant portion of the Company’s trade accounts receivable portfolio and write-offs have been minimal. For the three months ended March 31, 2013 and 2012, the Company had one customer that represented approximately 4.75% and 6.26% of total sales, respectively.

Accounts Receivable — Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customer’s contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors such as creditworthiness and probability of collection.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line basis over the estimated lives of the assets ranging from three to five years. Ordinary maintenance and repairs are charged to expense as incurred. Depreciation and amortization for computers and computer software are calculated over three years, while remaining assets are depreciated over five years. Leasehold improvements are amortized over the lesser of the term of the lease term or the economic life of the assets.

Impairment of Long-Lived Assets — Long-lived assets are reviewed for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is triggered if the carrying amount exceeds estimated undiscounted future cash flows. Actual results could differ significantly from these estimates, which would result in additional impairment losses or losses on disposal of the assets. There was no impairment of long-lived assets during the three months ended March 31, 2013 and 2012, respectively.

Deferred Rent — Deferred rent consists of rent escalation payment terms related to the Company’s operating leases for its facility in New York City. Rent escalation represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease, including any construction period. The excess is recorded as a deferred credit in the early periods of the lease when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense amount.

Customer Advances — Customer advances primarily consists of payments received in advance of the revenue recognition criteria being met.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income Taxes — MedDerm Billing Inc. is not subject to federal and state income taxes, since all income, gains and losses are passed through to its owner and founder, which are included in his tax returns. MedDerm Billing Inc. is, however, subject to New York City unincorporated business tax. Metro Medical Management Services, Inc. is subject to federal and state income taxes.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the combined financial statements. Under this method, deferred income tax assets and liabilities are determined based on the differences between the tax basis of an asset or liability and its reported amount in the combined financial statements using tax rates expected to be in effect when the taxes will be recognized for income tax reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that these assets will more likely than not be realized. All available positive and negative evidence are considered in making such a determination, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. A valuation allowance against deferred tax assets would be recorded in the event it is determined that the Company would not be able to realize its deferred income tax assets in the future in excess of their net recorded amount.

The Company records uncertain tax position on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax position will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interests and penalties related to uncertain tax benefits in the provision for income taxes on the condensed combined statements of operations and comprehensive loss.

Fair Value of Financial Instruments — Accounting Standards Codification 825, Financial Instruments (ASC 825), requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The Company follows a fair value measurement hierarchy to measure financial instruments. The fair value of the Company’s financial instruments is measured using inputs from the three levels of the fair value hierarchy as follows:

Level 1 —	Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 —	Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available.

The Company does not have any financial instruments that are required to be measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2012. The Company has certain financial instruments that are not measured on a recurring basis, which are subject to fair value adjustments only in certain circumstances.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

These financial instruments include cash, accounts receivable, other accrued expenses, due to related parties, and notes payable. The carrying value of cash, accounts receivable, other accrued expenses, and due from related parties approximate fair value because of the current maturity of these items.

The fair value of the Company’s outstanding borrowings under its term loan with a financial institution approximates the carrying value of $5,848 at December 31, 2012, as the borrowing bears interest based on prevailing variable market rates currently available; the Company categorizes this borrowing as Level 2 in the fair value hierarchy.

At March 31, 2013 and December 31, 2012, the Company had an outstanding note payable of $26,522 and $28,404, respectively, to its founder and shareholder and due to related parties of $48,000 and $28,000 related to advances received from an affiliate of the Company’s founder. The fair value of the note payable to shareholder and due to related party on the Company’s condensed combined balance sheet cannot be determined based upon the related party nature of these transactions.

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board and are adopted by us as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on the Company’s combined financial position, results of operations, and cash flows.

3. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2013 and December 31, 2012 consist of the following:

	March 31, 2013	December 31, 2012
Furniture and fixtures	$65,919	$58,792
Office equipments	148,374	148,374
Computer hardware and accessories	34,920	34,920
Computer software	10,676	10,676
Leasehold improvements	25,741	25,741
Total property and equipment	285,630	278,503
Less: accumulated depreciation and amortization	(224,717)	(213,085)
Property and equipment — net	$60,913	$65,418

Depreciation and amortization expense was $11,632 and $11,599 for the three months ended March 31, 2013 and 2012, respectively.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

4. OTHER ACCRUED EXPENSES

Other accrued expenses as of March 31, 2013 and December 31, 2012 consisted of the following:

	March 31, 2013	December 31, 2012
Claims processing and related costs	$25,915	$17,826
Communication and networking support	18,267	6,845
Consulting fee	16,161	10,000
Credit processing and bank fees	4,130	3,284
Insurance	15,233	15,225
Other miscellaneous	7,940	13,404
Total other accrued expenses	$87,646	$66,584

5. NOTES PAYABLE

In 2010, the Company entered into an agreement with a financial institution for a revolving line of credit facility up to $80,000, which was converted into a term loan with an outstanding balance of $49,591 on February 21, 2011 with a fixed annual interest rate of 5.25%. This term loan payable matured in February 2013. This term loan was collateralized by all of the Company’s assets and was guaranteed by the Company’s founder and shareholder. Principal and interest payments on the term loan are payable in equal monthly installments, commencing March 2011, and continuing up to February 2013. The principal amount outstanding under this term loan was $5,848 as of December 31, 2012. Interest expense on this term loan for the three months ended March 31, 2013 and 2012 was $49 and $344, respectively. This term loan was fully repaid on February 15, 2013.

On September 19, 2012, the Company’s shareholder loaned $30,000 to Metro Medical Management Services, Inc. At March 31, 2013 and December 31, 2012, the Company had an outstanding balance of $26,522 and $28,404, respectively. This note payable matures in September 2013 and bears annual interest of 4.25%. During the three months ended March 31, 2013, the Company recorded interest expense on the note payable to its shareholder of $132. This note was fully repaid in September 2013.

The following represents a summary of outstanding notes payable as of March 31, 2013 and December 31, 2012:

	March 31, 2013	December 31, 2012
Term loan payable to financial institution	$—	$5,848
Note payable to shareholder	26,522	28,404
Total	$26,522	$34,252

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings — The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the combined financial position, results of operations, or cash flows of the Company.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

6. COMMITMENTS AND CONTINGENCIES  – (continued)

As of March 31, 2012, the Company was involved in a litigation commenced by a former employee of MedDerm Billing Inc. The Company reached a settlement agreement with the employee on as of June 14, 2013. The estimated settlement expenses of $150,000 are included in general and administrative expense in the combined statements of operations and comprehensive loss for the three months ended March 31, 2012. The settlement agreement calls for a series of monthly payments to be made from June through December of 2013.

The Company plans to use monthly cash flow, borrow if payments exceeded monthly cash flow, or the proceeds from the sale of the company to fund payments. Subsequent to March 31, 2013 and through November 7, 2013, the Company paid $133,330 toward the settlement amount.

Leases — The Company leases office space in New York City under various operating leases expiring in March, 2014. Total rental expense, included in general and administrative expense in the condensed combined statements of operations and comprehensive loss, amounted to $35,692 for the three months ended March 31, 2013 and 2012, respectively.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2013, are $71,386 and $17,846 for the years ending December 31, 2013 and 2014, respectively.

The Company also sub-leases a portion of its corporate offices on a month to month basis to a third party. During the three months ended March 31, 2013 and 2012, the Company recorded rental income of $3,000 and $3,480, respectively. Rental income is included in general and administrative expenses in the condensed combined statements of operations and comprehensive loss.

7. EMPLOYEE BENEFIT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Contributions to the Plan are at the discretion of management. Employer contributions to the Plan for the three months ended March 31, 2012 amounted to $9,243 of which $6,983 were included in direct operating costs and $2,259 were included in general and administrative expenses in the condensed combined statements of operations and comprehensive loss. No contributions were made to the plan during the three months ended March 31, 2013.

8. RELATED PARTIES

During the three months ended March 31, 2013 and 2012, the Company’s founder received compensation of $80,323 and $76,549, respectively, which are included in general and administrative expenses in the condensed combined statements of operations and comprehensive loss. Total accrued payroll for the Company founder was $7,099 and $14,936 at March 31, 2013 and December 31, 2012, respectively. The Company advanced $14,500 to the founder during the three months ended March 31, 2013.

During the three months ended March 31, 2013, the Company received $20,000 in advances from an affiliate of the Company’s founder. At March 31, 2013 and December 31, 2012, the Company had an outstanding liability of $48,000 and $28,000, respectively, related to such advances, which are included in due from related parties on the condensed combined balance sheets.

The Company also subleases a portion of its corporate offices on a month-to-month basis to an affiliate of the Company’s founder a third party. During the three months ended March 31, 2013 and 2012, the Company recorded rental income of $3,000 and $3,480, respectively, which is included in general and administrative expenses in the condensed combined statements of operations and comprehensive loss.

METRO MEDICAL MANAGEMENT SERVICES, INC.
AND MEDDERM BILLING INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)

9. INCOME TAXES

The Company recorded benefit for income taxes of $12,185 and $8,157, respectively, for the three months ended March 31, 2013 and 2012, respectively.

As of March 31, 2013 and December 31, 2012, the Company had net deferred tax assets of $27,792 and $16,048, respectively. The Company had net federal and state net operating loss carryforwards (NOLs) of $44,750 and $19,244, respectively, at March 31, 2013 and December 31, 2012. Current taxes are provided using statutory tax rates as applied to the taxable income. Deferred taxes reflect the net of tax effects of the temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and their bases for income tax purposes at the applicable rates.

As of March 31, 2013 and December 31, 2012, the total amount of unrecognized tax benefits of $41,883 was included in other long-term liability on condensed combined balance sheets. The Company does not believe it has any unrecognized tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The income tax returns of Metro Medical Management Services, Inc. are subject to examination by federal, state and local tax regulators. As of March 31, 2013, there were no ongoing federal or state audits.

10. SUBSEQUENT EVENTS

On June 30, 2013, Company consummated an agreement with Medical Transcription Billing, Corp. (“MTBC”), a Delaware corporation with its corporate office in New Jersey, for the sale of its business for consideration of $1,500,000. Under the terms of the asset purchase agreement, MTBC paid $275,000 in cash and issued a note for $1,225,000, payable to the Company in twenty-four equal installments. This note bears an annual interest of 5%.

During the three months ended June 30, 2013, the Company received $35,000 from an affiliate of the Company’s founder to meet its operational cash requirements. The Company repaid $49,000 and had an outstanding liability of $34,000 as of November 12, 2013.

The Company has evaluated whether any events have occurred from March 31, 2013 through November 12, 2013, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the financial statements. Other than as described in the preceding paragraphs, no such adjustments or disclosures are considered necessary.

Independent Auditor's Report

To the Members of
Omni Medical Billing Services, LLC

We have audited the accompanying consolidated financial statements of Omni Medical Billing Services, LLC, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Medical Billing Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
March 31, 2014

Omni Medical Billing Services, LLC

Consolidated Balance Sheets

	December 31,
	2013	2012
Assets
Current Assets
Cash	$147,142	$291,286
Accounts receivable, net of allowance for doubtful accounts of $394,615 in 2013 and $395,205 in 2012	1,387,353	1,378,763
Prepaid expenses	29,896	29,614
Other current assets	420	861
Total Current Assets	1,564,811	1,700,524
Buildings and other depreciable assets	731,768	731,768
Accumulated depreciation	(586,073)	(507,740)
Net Fixed Assets	145,695	224,028
Other Assets
Security Deposit	23,731	18,197
Goodwill	1,689,513	1,689,513
Intangibles, net of amortization	1,687,161	2,556,212
Total Other Assets	3,400,405	4,263,922
Total Assets	$5,110,911	$6,188,474
Liabilities and Stockholders' Equity
Current Liabilities
Notes payable-current	$793,127	$797,601
Credit cards and accounts payable	201,170	290,591
Other current liabilities	189,430	211,507
Total Current Liabilities	1,183,727	1,299,699
Long Term Liabilities
Notes payable	200,000	1,009,009
Total Long Term Liabilities	200,000	1,009,009
Total Liabilities	1,383,727	2,308,708
Members' Equity	3,727,184	3,879,766
Total Members' Equity	3,727,184	3,879,766
Total Liabilities and Members' Equity	$5,110,911	$6,188,474

See accompanying notes to the consolidated financial statements.

Omni Medical Billing Services, LLC

Consolidated Statements of Operations and Members' Equity

	Year Ended December 31,
	2013	2012
Net Revenue	$11,292,462	$9,486,852
Operating Expenses
Direct operating costs	5,068,542	4,962,140
Direct operating costs-related parties	1,009,561	576,898
Selling, general and administrative	4,045,833	3,210,378
Depreciation and amortization	947,384	1,016,915
Operating Income (Loss)	221,142	(279,479)
Other Income (Expense)
Other income	36,321	45,458
Interest expense	(11,858)	(48,240)
Total Other Expense	24,463	(2,782)
Income (Loss) Before Income Taxes	245,605	(282,261)
Income Tax Expense	(2,085)	—
Net Income (Loss)	$243,520	$(282,261)
Members' Equity, Beginning of Year	$3,879,766	$2,692,136
Net Income (Loss)	243,520	(282,261)
Contributions	677,605	2,292,612
Distributions	(1,073,707)	(822,721)
Members' Equity, End of Year	$3,727,184	$3,879,766

See accompanying notes to the consolidated financial statements.

Omni Medical Billing Services, LLC

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net Income (Loss)	$243,520	$(282,261)
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and amortization	947,384	1,016,915
Allowance for doubtful accounts	(590)	253,113
(Increase) Decrease in Assets:
Accounts receivable	(8,000)	193,063
Other assets	(5,375)	2,211
(Decrease) Increase in Liabilities:
Accounts payable and accrued expenses	(111,498)	(210,593)
Net Cash Provided by Operating Activities	1,065,441	972,448
Cash Flows from Investing Activities
Purchases of fixed assets	—	(4,752)
Net Cash Used In Investing Activities	—	(4,752)
Cash Flows from Financing Activities
Principle payments on notes payable	(813,483)	(708,567)
Proceeds from Members' contributions	677,605	592,612
Capital distributions	(1,073,707)	(822,721)
Net Cash Used In Financing Activities	(1,209,585)	(938,676)
Net (Decrease) Increase in Cash and Cash Equivalents	(144,144)	29,020
Cash and Cash Equivalents at Beginning of Year	291,286	262,266
Cash and Cash Equivalents at End of Year	$147,142	$291,286
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$11,858	$48,240
Supplemental Disclosure of Non-cash Financing Activities:
Purchase of intangible assets with a note payable	$—	$900,000
Contributed capital for acquisition	$—	$1,700,000

See accompanying notes to the consolidated financial statements.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Omni Medical Billing Services, LLC, (the “Company”) through its wholly owned subsidiaries provide medical billing services for health care providers.

During 2012, the Company's subsidiaries were originally owned by Customer Focus, LLC, a commonly controlled entity, and then restructured on March 4, 2012 into a Delaware limited liability company. The Company's subsidiaries are located in Maine, New York, Georgia, and California.

Principles of Consolidation

The consolidated financial statements include the accounts of Laboratory Billing Service Providers, LLC, (LBSP) a Maine limited liability company and a wholly owned subsidiary of the Company, Medical Data Resources Providers, LLC, (MDRP) a New York limited liability company and a wholly owned subsidiary of the Company, Medical Billing Resources Providers, LLC, (MBRP) a Georgia limited liability company and a wholly owned subsidiary of the Company, and Primary Billing Services Providers, Inc., (PBSP) a California S corporation and a wholly owned subsidiary of the Company. The Company has no intercompany accounts requiring elimination in consolidation. The Company operates exclusively through its wholly owned subsidiaries.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Direct Operating Costs

Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Costs associated with the implementation of new clients are expensed as incurred. The reported amounts of direct operating expenses do not include allocated amounts for rent and overhead costs, which have been included within selling, general and administrative costs, and depreciation and amortization, which are broken out separately in the consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost. It is the Company's policy to capitalize property and equipment over $5,000. Lesser amounts are expensed. Property and equipment is capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ten years for furniture and three years for computer equipment. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the consolidated statements of operations and members’ equity.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying value amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the fair value of the asset. Assets to be disposed of are not expected to provide any future service potential to the Company and are recorded at the lower of the carrying amount or fair value, less cost to sell. There was no impairment of long-lived assets for the years ended December 31, 2013 and 2012.

Business Combinations

The Company accounts for business combinations under the provisions of Accounting Standards Codification 805-10, Business Combinations (ASC 805-10), which requires that the acquisition method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

Revenue

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients' claims.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the years ended December 31, 2013 and 2012.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2013 and 2012 was $5,950 and $7,857, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2013 and 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2013 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through March 31, 2014 which is the date the financial statements were issued.

NOTE 2 — CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

NOTE 3 — ACQUISITIONS

On August 1, 2012, the Company acquired 100% of the outstanding voting stock of Primary Billing Services Providers, Inc., (PBSP). The acquisition further expands Omni Medical Billing Services, LLC’s market in the medical billing services industry. Consideration for the acquisition was comprised of the following:

Cash	$1,700,000
Note Payable	900,000
Total	$2,600,000

Based on valuations, the $2,600,000 purchase price was recorded as follows:

Customer List	$1,367,622
Non-Compete Covenant	272,974
Goodwill	503,768
Accounts Receivable	595,636
Fixed Assets	175,000
Accounts Payable	(315,000)
Total	$2,600,000

The amounts of Primary Billing Services Providers, Inc.'s revenue and loss included in the consolidated statements of operations from the date of acquisition for 2013 are $2,934,202 and $9,553 and for 2012 the revenue and earnings are $1,217,460 and $151,142, respectively. The following consolidated unaudited pro forma information is based on the assumption that the acquisition occurred on January 1, 2012.

	2013	2012
Revenue	$11,292,462	$11,102,042
Net income (loss)	$243,520	$160,075

NOTE 4 — INTANGIBLE ASSETS

Following is a summary of intangibles as of December 31, 2013 and 2012:

	December 31, 2013
	Gross Amount	Accumulated Amortization
Customer Lists	$4,533,757	$2,990,665
Non-compete Covenants	1,039,197	$895,128
Total	$5,572,954	$3,885,793

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements

NOTE 4 — INTANGIBLE ASSETS  – (continued)

	December 31, 2012
	Gross Amount	Accumulated Amortization
Customer Lists	$4,533,757	$2,265,005
Non-compete Covenants	1,039,197	751,737
Total	$5,572,954	$3,016,742

Amortization expense was $869,051 and $884,715 for the years ended December 31, 2013 and 2012, respectively. The weighted average amortization period in total is 4.6 years. The weighted average amortization period by major asset is five years for customer lists and three years for non-compete covenants.

Estimated amortization expense is as follows:

Year Ending December 31,	Estimated Amortization Expense
2014	$786,586
2015	467,495
2016	273,524
2017	159,556
$1,687,161

NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2013 and 2012, the carrying amounts of cash, receivables, and account payable and accrued expenses approximated their estimated fair values because of their short-term nature of these financial instruments.

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt which approximates its carrying value.

NOTE 6 — FIXED ASSETS

Fixed assets as of December 31, 2013 and 2012 consist of the following:

	2013	2012
Furniture & Equipment	$731,768	$731,768
Less accumulated depreciation	(586,073)	(507,740)
Total	$145,695	$224,028

Depreciation expense was $78,333 and $132,200 for the years ended December 31, 2013 and 2012, respectively.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements

NOTE 7 — NOTES PAYABLE

Notes payable debt consisted of the following as of December 31, 2013 and 2012:

	2013	2012
Promissory Note, Seller Financing interest at 6% per annum payable in 84 monthly installments of $14,609 through October 1, 2014.	$128,249	$290,534
Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	182,439	358,038
Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	182,439	358,038
Promissory Note, Seller Financing non-interest bearing payable in 36 monthly installments of $25,000 through September 30, 2015.	500,000	800,000
	993,127	1,806,610
Less current maturities	(793,127)	(797,601)
Long Term Debt	$200,000	$1,009,009

Notes payable are personally guaranteed by the CEO of the Company.

Maturities of notes payable as of December 31, 2013, are as follows:

Year Ending December 31,
2014	$793,127
2015	200,000
$993,127

NOTE 8 — RELATED PARTY TRANSACTIONS

The Company utilizes a medical billing outsourcing division of Customer Focus, LLC which is under common control by the same members of the Company. Related party expenses were $1,009,561 and $576,898 during the years ended December 31, 2013 and 2012, respectively.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Company has entered into non-cancellable operating leases for office space in New York, NY, Torrance, CA, Macon, GA, Nesconset, NY and Saco ME. Rental expense under operating lease agreements was $357,782 and $322,275 for the years ended December 31, 2013 and 2012, respectively.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2013.

Year Ending December 31,
2014	$246,984
2015	178,000
2016	150,000
$574,984

NOTE 10 — LEGAL PROCEEDINGS

In the normal course of operations, the Company is periodically involved in litigation. In the opinion of management, the resolution of such matters would not have a material effect on the Company's consolidated financial position.

Omni Medical Billing Services, LLC

Consolidated Balance Sheet
(Unaudited)

March 31, 2014
Assets
Current Assets
Cash	$230,209
Accounts receivable, net of allowance for doubtful accounts of $394,044 in 2014	1,362,993
Prepaid expenses	30,428
Other current assets	370
Total Current Assets	1,624,000
Buildings and other depreciable assets	731,768
Accumulated depreciation	(605,657)
Net Fixed Assets	126,111
Other Assets
Security Deposit	23,731
Goodwill	1,689,513
Intangibles, net of amortization	1,482,998
Total Other Assets	3,196,242
Total Assets	$4,946,353
Liabilities and Stockholders’ Equity
Current Liabilities
Notes payable-current	$659,156
Credit cards and accounts payable	203,809
Other current liabilities	234,545
Total Current Liabilities	1,097,510
Long Term Liabilities
Notes payable	125,000
Total Liabilities	1,222,510
Members’ Equity	3,723,843
Total Members’ Equity	3,723,843
Total Liabilities and Members’ Equity	$4,946,353

See accompanying notes and independent accountant’s review report.

Omni Medical Billing Services, LLC

Consolidated Statements of Operations and Members’ Equity
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Net Revenue	$2,721,288	$2,708,899
Operating Expenses
Direct operating costs	1,528,597	1,721,567
Direct operating costs-related parties	277,085	218,928
Selling, general and administrative	646,270	565,062
Depreciation and amortization	223,746	236,847
Operating Income (Loss)	45,590	(33,505)
Other Income (Expense)
Other income	12,506	13,388
Interest expense	(2,798)	(13,823)
Total Other Expense	9,708	(435)
Income (Loss) Before Income Taxes	55,298	(33,940)
Income Tax Expense	—	—
Net Income (Loss)	$55,298	$(33,940)
Members’ Equity, Beginning of Period	$3,727,184	$3,879,766
Net Income (Loss)	55,298	(33,940)
Contributions	258,515	43,630
Distributions	(317,153)	(102,903)
Members’ Equity, End of Period	$3,723,843	$3,786,553

See accompanying notes and independent accountant’s review report.

Omni Medical Billing Services, LLC

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Cash Flows from Operating Activities
Net Income (Loss)	$55,298	$(33,940)
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and amortization	223,746	236,847
Allowance for doubtful accounts	(571)	(548)
(Increase) Decrease in Assets:
Accounts receivable	24,931	19,477
Other assets	(482)	(1,005)
(Decrease) Increase in Liabilities:
Accounts payable and accrued expenses	47,755	(27,691)
Net Cash Provided by Operating Activities	350,677	193,140
Cash Flows from Financing Activities
Principle payments on notes payable	(208,972)	(180,030)
Proceeds from Members’ contributions	258,515	43,630
Capital distributions	(317,153)	(102,903)
Net Cash Used In Financing Activities	(267,610)	(239,303)
Net (Decrease) Increase in Cash and Cash Equivalents	83,067	(46,163)
Cash and Cash Equivalents at Beginning of Period	147,142	291,286
Cash and Cash Equivalents at End of Period	$230,209	$245,123
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$2,798	$13,823

See accompanying notes and independent accountant’s review report.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Omni Medical Billing Services, LLC, (the “Company”) through its wholly owned subsidiaries provide medical billing services for health care providers.

During 2012, the Company’s subsidiaries were originally owned by Customer Focus, LLC, a commonly controlled entity, and then restructured on March 4, 2012 into a Delaware limited liability company. The Company’s subsidiaries are located in Maine, New York, Georgia, and California.

Principles of Consolidation

The consolidated financial statements include the accounts of Laboratory Billing Service Providers, LLC, (LBSP) a Maine limited liability company and a wholly owned subsidiary of the Company, Medical Data Resources Providers, LLC, (MDRP) a New York limited liability company and a wholly owned subsidiary of the Company, Medical Billing Resources Providers, LLC, (MBRP) a Georgia limited liability company and a wholly owned subsidiary of the Company, and Primary Billing Services Providers, Inc., (PBSP) a California S corporation and a wholly owned subsidiary of the Company. The Company has no intercompany accounts requiring elimination in consolidation. The Company operates exclusively through its wholly owned subsidiaries.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non interest bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Direct Operating Costs

Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Costs associated with the implementation of new clients are expensed as incurred. The reported amounts of direct operating expenses do not include allocated amounts for rent and overhead costs, which have been included within general and administrative costs, and depreciation and amortization, which are broken out separately in the consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost. It is the Company’s policy to capitalize property and equipment over $5,000. Lesser amounts are expensed. Property and equipment is capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of operations and retained earnings.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying value amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the fair value of the asset. Assets to be disposed of are not expected to provide any future service potential to the Company and are recorded at the lower of the carrying amount or fair value, less cost to sell. There was no impairment of long-lived assets for the period ended March 31, 2014 and 2013.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the period ended March 31, 2014 and 2013.

Revenue Recognition

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients’ claims.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the three months ended March 31, 2014 and 2013 was $1,923 and $911, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Uncertain Tax Positions — Open Tax

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of March 31, 2014 and 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s 2012, 2011 and 2010 Federal and State tax returns remain subject to examination by their respective taxing authorities. Neither of the Company’s Federal or State tax returns are currently under examination.

Business Combinations

The Company accounts for business combinations under the provisions of Accounting Standards Codification 805-10, Business Combinations (ASC 805-10), which requires that the acquisition method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its March 31, 2014 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through April 28, 2014 which is the date the financial statements were issued.

NOTE 2 — CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

NOTE 3 — INTANGIBLE ASSETS.

Following is a summary of non-goodwill intangibles as of March 31, 2014:

	March 31, 2014
	Gross Amount	Accumulated Amortization
Customer Lists	$4,533,757	$3,172,080
Non-compete Covenants	1,039,197	917,875
Total	$5,572,954	$4,089,956

Amortization expense was $204,163 and $217,264 for the period ended March 31, 2014 and 2013, respectively.

Future amortization expense is as follows:

2014 (Remaining)	$582,423
2015	467,495
2016	273,524
2017	159,556
$1,482,998

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS

As of March 31, 2014 and 2013, the carrying amounts of cash, receivables, and account payable and accrued expenses approximated their estimated fair values because of their short-term nature of these financial instruments.

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt which approximates its carrying value.

NOTE 5 — FIXED ASSETS

Fixed assets as of March 31, 2014 consist of the following:

2014
Furniture & Equipment	$731,768
Less accumulated depreciation	(605,657)
Total	$126,111

Depreciation expense was $19,583 and $19,583 for the three months ended March 31, 2014 and 2013, respectively.

Omni Medical Billing Services, LLC

Notes to the Consolidated Financial Statements
(Unaudited)

NOTE 6 — NOTES PAYABLE

Notes payable debt consisted of the following as of March 31, 2014:

2014
Promissory Note, Seller Financing interest at 6% per annum payable in 84 monthly installments of $14,609 through October 1, 2014.	$86,138
Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	136,509
Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	136,509
Promissory Note, Seller Financing non-interest bearing payable in 36 monthly installments of $25,000 through September 30, 2015.	425,000
784,156
Less current maturities	(659,156)
Long Term Debt	$125,000

Notes payable are personally guaranteed by the CEO of Customer Focus, LLC.

Maturities of notes payable are as follows:

2014 (Remaining)	$584,156
2015	200,000
$784,156

NOTE 7 — RELATED PARTY TRANSACTIONS

The Company utilizes a medical billing outsourcing division of Customer Focus, LLC is under common control by the same members of the Company. Related party expenses were $157,519 and $218,928 during the three months ended March 31, 2014 and 2013, respectively.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

The Company has entered into non-cancellable operating leases for office space in New York, NY, Torrance, CA, Macon, GA, Nesconset, NY and Saco ME. Rental expense under operating lease agreements was $97,321 and $91,626 for the three months ended March 31, 2014 and 2013.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2014.

2014 (Remaining)	$185,238
2015	178,000
2016	150,000
$513,238

NOTE 10 — LEGAL PROCEEDINGS

In the normal course of operations, the Company is periodically involved in litigation. In the opinion of management, the resolution of such matters would not have a material effect on the Company’s consolidated financial position or results of operations.

Independent Auditor's Report

To the Stockholders and Board of Directors of
Practicare Medical Management, Inc.

We have audited the accompanying financial statements of Practicare Medical Management, Inc. (a New York Corporation), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Practicare Medical Management, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in default on certain covenants of its loan agreements at December 31, 2013. During the year ended December 31, 2013, the Company has suffered the loss of significant customers. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
March 25, 2014

Practicare Medical Management, Inc.

Balance Sheets

	December 31,
	2013	2012
Assets
Current Assets
Cash and equivalents	$295,223	$440,074
Accounts receivable, net of allowance for doubtful accounts of $91,424 in 2013 and $125,255 in 2012	577,273	797,799
Other receivable, related parties	991	837
Other current assets	38,787	41,399
Total Current Assets	912,274	1,280,109
Fixed Assets
Software	875,434	875,434
Computer and office equipment	1,511,343	1,511,343
Furniture and fixtures	210,099	210,099
Leasehold improvements	42,434	42,434
Vehicles	91,775	91,775
Less: accumulated depreciation and amortization	(2,647,827)	(2,612,442)
Net Property and Equipment	83,258	118,643
Other Assets
Intangible assets net of accumulated amortization of $150,000, and $110,000, respectively	—	40,000
Other assets	23,985	23,985
Total Other Assets	23,985	63,985
Total Assets	$1,019,517	$1,462,737
Liabilities and Stockholders' Equity
Current Liabilities
Line of credit	$67,294	$84,294
Accounts payable	17,750	17,694
Accrued expenses	123,710	132,334
Total Current Liabilities	208,754	234,322
Commitments & contingencies
Stockholders' Equity
Common Stock (no par value, 200 shares authorized, 134.68 issued, outstanding in each year)	538,619	538,619
Retained earnings	272,144	689,796
Total Stockholders' Equity	810,763	1,228,415
Total Liabilities and Stockholders' Equity	$1,019,517	$1,462,737

See accompanying notes to the financial statements.

Practicare Medical Management, Inc.

Statements of Operations and Retained Earnings

	Year Ended December 31,
	2013	2012
Net Revenue	$4,860,894	$6,425,311
Operating Expenses
Direct operating costs	3,881,973	4,423,789
Direct operating costs, related parties	204,410	344,666
Selling, general and administrative	767,992	972,749
Selling, general and administrative, related parties	425,927	364,018
Operating (Loss) Income	(419,408)	320,089
Other Income (Expense)
Other income	3,660	4,791
Interest expense	(1,904)	(3,181)
Total Other Income	1,756	1,610
Net (Loss) Income	(417,652)	321,699
Retained Earnings, Beginning of Year	689,796	568,033
Distributions	—	(199,936)
Retained Earnings, End of Year	$272,144	$689,796

See accompanying notes to the financial statements.

Practicare Medical Management, Inc.

Statements of Cash Flows

	Year Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net (Loss) Income	$(417,652)	$321,699
Adjustment to Reconcile Net (Loss) Income to Net Cash Provided Operating Activities:
Depreciation and amortization	75,386	83,096
Allowance for doubtful accounts	(33,831)	(3,291)
(Increase) Decrease in Assets:
Accounts receivable	254,202	11,329
Other current assets	2,612	2,960
Increase (Decrease) in Liabilities:
Accounts payable	56	(14,892)
Accrued expenses	(8,624)	4,894
Net Cash (Used In) Provided By Operating Activities	(127,851)	405,795
Cash Flows from Investing Activities
Cash paid for fixed assets	—	(12,153)
Net Cash Used In Investing Activities	—	(12,153)
Cash Flows from Financing Activities
Payments on due to parent	(17,000)	(38,706)
Distributions	—	(199,936)
Net Cash Used In Financing Activities	(17,000)	(238,642)
Net (Decrease) Increase in Cash and Cash Equivalents	(144,851)	155,000
Cash and Cash Equivalents at Beginning of Year	440,074	285,074
Cash and Cash Equivalents at End of Year	$295,223	$440,074
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$1,904	$3,181
Income taxes	$—	$—

See accompanying notes to the financial statements.

Practicare Medical Management, Inc.

Notes to the Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Practicare Medical Management, Inc. (“Company”) is a New York corporation engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout New York State. The Company is a wholly owned subsidiary of Ultimate Medical Management, Inc.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its sevices to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is triggered if the carrying amount exceeds estimated undiscounted future cash flows. Actual results could differ significantly from these estimates, which would result in additional impairment losses or losses on disposal of the assets.

Revenue Recognition

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients' claims.

Practicare Medical Management, Inc.

Notes to the Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2013 and 2012 was $3,124 and $12,415, respectively.

Income Taxes

The Company has elected with Federal and New York State taxing authorities to be treated as an S corporation. As such, all taxable income or loss of the Company is reportable on the individual income tax returns of the Company's stockholders.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company's 2010, 2011 and 2012 Federal and State tax returns remain subject to examination by their respective taxing authorities. Neither of the Company's Federal or State tax returns are currently under examination.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2013 and 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through March 25, 2014, which is the date the financial statements were issued.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, for the year ending December 31, 2013 the Company has suffered the loss of significant customers and was unable to meet the debt covenants required by the bank pertaining to the Company’s line of credit. This and other factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on its ability to substantially reduce costs and obtain a purchaser to acquire its current contracts.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 — CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

For the years ended December 31, 2013 and 2012 the Company had two and three customers that represented approximately 25% and 42% of sales, respectively. Accounts receivable from these customers totaled $123,952 and $430,113 as of December 31, 2013 and 2012, respectively.

Practicare Medical Management, Inc.

Notes to the Financial Statements

NOTE 4 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	December 31, 2013	Accumulated Amortization	December 31, 2012	Accumulated Amortization
Non-compete agreement	3	$15,000	$(15,000)	$15,000	$(15,000)
Customer lists	3	135,000	(135,000)	135,000	(95,000)
		150,000	$(150,000)	150,000	$(110,000)
Less accumulated amortization		(150,000)		(110,000)
		$—		$40,000

NOTE 5 — LINE OF CREDIT

The Company and its parent have an unsecured $400,000 line of credit available with a bank collateralized by the assets of the Company. The annual interest rate for the line of credit is the bank's prime rate. The Bank requires the Company to meet certain financial performance covenants annually. For the year ended December 31, 2013 the Company had not met its debt covenants. The lender may demand repayment of the line of credit. No such demand has been made.

NOTE 6 — RELATED PARTY TRANSACTIONS

The Company rents idle computer equipment to a company owned partially by its President. Income under this agreement totaled $0 and $458 for years ended December 31, 2013 and 2012, respectively. The Company pays this company to maintain its computer equipment and perform related services. Expenses relating to this agreement totaled $23,320 and $31,124 for years ended December 31, 2013 and 2012, respectively.

The Company leases office space to a company owned partially by its President. Income under this agreement totaled $3,000 and $17,691 for years ended December 31, 2013 and 2012, respectively.

The Company reimburses a company owned partially by its President for leased employees. Expenses under this agreement totaled $0 and $120,123 for years ended December 31, 2013 and 2012, respectively.

The Company outsources services to Practicare International (“International”), an affiliate organized in Poland. International is engaged in the business of data entry on behalf of the Company. For the years ended December 31, 2013 and 2012 the Company paid International $215,500 and $225,000, respectively.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and equipment under leases which have been classified as operating leases.

The Company leases its principal office space in Liverpool, New York from 1914 Teall Avenue Associates under an agreement expiring in June 2017. The Partnership is partially owned by certain stockholders of the parent Company. The current monthly base rent is $28,125.

The Company leases office space in Vestal, New York from WSKG Public Telecommunications Council. Beginning September 1, 2010 the lease automatically renews annually for five terms unless cancelled. The current monthly base rent is $4,780.

The Company leases office space in Clifton Springs, New York from Clifton Springs Hospital & Clinic. The lease term is for one year, expiring on January 31, 2011. Beginning February 1, 2011 the lease automatically renews annually unless cancelled. The current monthly base rent is $297.35.

Practicare Medical Management, Inc.

Notes to the Financial Statements

NOTE 7 — COMMITMENTS AND CONTINGENCIES  – (continued)

The Company leases office space in Bayshore, New York from Global Team L.I. II, LLC. The lease term is for three years, expiring on January 31, 2014. The base rent is $19,980 in year one and increases 3% in years two and three.

The Company has month-to-month lease agreements for office space in various satellite locations.

The Company leases equipment in Clifton Springs, New York from Pitney Bowes. The lease term is for 51 months, expiring on August 9, 2015. The base rent is $254 per quarter.

The Company leases equipment in Liverpool, New York from Pitney Bowes. The lease term is for 63 months, expiring on February 28, 2018. The base rent is $1,377 per month.

Rental lease payments for December 31, 2013 and 2012 were $450,154 and $468,169 for the Company.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2013.

Future Minimum Lease Payments

Year Ending December 31,
2014	$417,279
2015	400,676
2016	367,149
2017	192,774
2018	2,754
$1,380,632

NOTE 8 — RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan (“the Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. Management elected to match 66 2/3% of participant elected deferrals up to a maximum of 4% of participant compensation for 2013 and 2012. The Company's contributions totaled $76,517 and $90,442 in 2013 and 2012, respectively.

Practicare Medical Management, Inc.

Balance Sheet
Unaudited

March 31, 2014
Assets
Current Assets
Cash and equivalents	$95,495
Accounts receivable, net of allowance for doubtful accounts of $98,159	622,637
Other receivable, related party	962
Other current assets	43,787
Total Current Assets	762,881
Fixed Assets
Software	875,972
Computer and office equipment	1,511,343
Furniture and fixtures	210,099
Leasehold improvements	42,434
Vehicles	91,775
Less: accumulated depreciation and amortization	(2,656,713)
Net Property and Equipment	74,910
Other Assets
Intangible assets net of accumulated amortization of $150,000	—
Other assets	23,985
Total Other Assets	23,985
Total Assets	$861,776
Liabilities and Stockholders’ Equity
Current Liabilities
Line of credit	$64,294
Accounts payable	103,817
Accrued expenses	76,746
Total Current Liabilities	244,857
Commitments & contingencies
Stockholders’ Equity
Common Stock (no par value, 200 shares authorized, 134.68 issued and outstanding)	538,619
Retained earnings	78,300
Total Stockholders’ Equity	616,919
Total Liabilities and Stockholders’ Equity	$861,776

See accompanying of notes to the financial statements

Practicare Medical Management, Inc.

Statements of Operations and Retained Earnings
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Net Revenue	$991,386	$1,263,565
Operating Expenses
Direct operating costs	838,598	1,095,227
Direct operating costs, related parties	49,694	52,883
Selling, general and administrative	186,457	208,569
Selling, general and administrative, related parties	110,101	105,498
Operating Loss	(193,464)	(198,612)
Other Income (Expense)
Other income	37	154
Interest expense	(417)	(525)
Total Other Income	(380)	(371)
Net Loss	$(193,844)	$(198,983)
Retained Earnings, Beginning of Period	272,144	689,796
Retained Earnings, End of Period	$78,300	$490,813

See accompanying of notes to the financial statements

Practicare Medical Management, Inc.

Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Cash Flows from Operating Activities
Net Loss	$(193,844)	$(198,983)
Adjustment to Reconcile Net Loss to Net Cash Provided By Operating Activities:
Depreciation and amortization	8,885	18,846
Allowance for doubtful accounts	6,735	(8,921)
(Increase) Decrease in Assets:
Accounts receivable	(52,070)	21,626
Other current assets	(5,000)	—
Increase (Decrease) in Liabilities:
Accounts payable	86,067	4,107
Accrued expenses	(46,963)	(39,476)
Net Cash Used In Operating Activities	(196,190)	(202,801)
Cash Flows from Investing Activities
Cash paid for fixed assets	(538)	—
Net Cash Used In Investing Activities	(538)	—
Cash Flows from Financing Activities
Payments on line of credit	(3,000)	(8,000)
Net Cash Used In Financing Activities	(3,000)	(8,000)
Net Decrease in Cash and Cash Equivalents	(199,728)	(210,801)
Cash and Cash Equivalents at Beginning of Period	295,223	440,074
Cash and Cash Equivalents at End of Period	$95,495	$229,273
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$417	$516
Income taxes	$—	$—

See accompanying of notes to the financial statements

Practicare Medical Management, Inc.

Notes to the Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Practicare Medical Management, Inc. (“Company”) is a New York corporation engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout New York State. The Company is a wholly owned subsidiary of Ultimate Medical Management, Inc.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is triggered if the carrying amount exceeds estimated undiscounted future cash flows. Actual results could differ significantly from these estimates, which would result in additional impairment losses or losses on disposal of the assets.

Revenue Recognition

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients’ claims.

Practicare Medical Management, Inc.

Notes to the Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense for the three months ended March 31, 2014 and 2013 was $4,235 and $252, respectively.

Income Taxes

The Company has elected with Federal and New York State taxing authorities to be treated as an S corporation. As such, all taxable income or loss of the Company is reportable on the individual income tax returns of the Company’s stockholders.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of March 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s 2011, 2012 and 2013 Federal and State tax returns remain subject to examination by their respective taxing authorities. Neither of the Company’s Federal or State tax returns are currently under examination.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its March 31, 2014 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through April 24, 2014, which is the date the financial statements were issued.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, the Company has suffered the loss of significant customers and was unable to meet the debt covenants required by the bank pertaining to the Company’s line of credit. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on its ability to substantially reduce costs and obtain a purchaser to acquire its current contracts.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 — CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

For the three months ended March 31, 2014 the Company had one and two customers that represented approximately 18% of sales. The Company also had one customer that represented 12% of accounts receivable as of March 31, 2014.

Practicare Medical Management, Inc.

Notes to the Financial Statements
(Unaudited)

NOTE 4 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	March 31, 2014	Accumulated Amortization
Non-compete agreement	3	$15,000	$(15,000)
Customer lists	3	135,000	(135,000)
		150,000	$(150,000)
Less accumulated amortization		(150,000)
		$—

NOTE 5 — LINE OF CREDIT

The Company and its parent have an unsecured $400,000 line of credit available with a bank collateralized by the assets of the Company. The annual interest rate for the line of credit is the bank’s prime rate. The Bank requires the Company to meet certain financial performance covenants annually. For the period ended March 31, 2014, the Company had not met its debt covenants. The lenders may demand repayment of the line of credit, but no such demand has been made.

NOTE 6 — RELATED PARTY TRANSACTIONS

The Company leases office space to a company owned partially by its President. Income under this agreement totaled $750 and $750 for three months ended March 31, 2014 and 2013, respectively. The Company pays this company to maintain its computer equipment and perform related services. Expenses relating to this agreement totaled $2,841 and $138 for the three months ended March 31, 2014 and 2013, respectively.

The Company outsources services to Practicare International (“International”), an affiliate organized in Poland. International is engaged in the business of data entry on behalf of the Company. For the three months ended March 31, 2014 and 2013 the Company paid International $52,000 and $56,500, respectively.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and equipment under leases which have been classified as operating leases.

The Company leases its principal office space in Liverpool, New York from 1914 Teall Avenue Associates under an agreement expiring in June 2017. The Partnership is partially owned by certain stockholders of the parent Company. The current monthly base rent is $28,125.

The Company leases office space in Vestal, New York from WSKG Public Telecommunications Council. Beginning September 1, 2010 the lease automatically renews annually for five terms unless cancelled. The current monthly base rent is $4,780.

The Company leases office space in Clifton Springs, New York from Clifton Springs Hospital & Clinic. The lease term is for one year, expiring on January 31, 2011. Beginning February 1, 2011 the lease automatically renews annually unless cancelled. The current monthly base rent is $297.

The Company leases office space in Bayshore, New York from Global Team L.I. II, LLC. The lease term is for three years, expiring on January 31, 2014. The base rent is $19,980 in year one and increases 3% in years two and three.

The Company has month-to-month lease agreements for office space in various satellite locations.

Practicare Medical Management, Inc.

Notes to the Financial Statements
(Unaudited)

NOTE 7 — COMMITMENTS AND CONTINGENCIES  – (continued)

The Company leases equipment in Clifton Springs, New York from Pitney Bowes. The lease term is for 51 months, expiring on August 9, 2015. The base rent is $254 per quarter.

The Company leases equipment in Liverpool, New York from Pitney Bowes. The lease term is for 63 months, expiring on February 28, 2018. The base rent is $1,377 per month.

Rental lease payments for the three months ended March 31, 2014 and 2013 were $108,180 and $112,604 respectively.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2014.

Future Minimum Lease Payments.

Year Ending December 31,
2014	312,959
2015	400,676
2016	367,149
2017	192,774
2018	2,754
$1,276,312

NOTE 8 — RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan (“the Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. Management elected to match 66-2/3% of participant elected deferrals up to a maximum of 4% of participant compensation for 2014 and 2013. The Company’s contributions totaled $16,145 and $20,753 for the three months ended March 31, 2014 and 2013, respectively.

Independent Auditor's Report

To the Stockholders and Board of Directors of
Tekhealth Services, Inc. Professional Accounts Management, Inc. and Practice Development Strategies, Inc.

We have audited the accompanying combined financial statements of Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc., which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations and retained earnings (deficit), and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
March 31, 2014

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Combined Balance Sheets

	December 31,
	2013	2012
Assets
Current Assets
Cash and equivalents	$662,132	$527,069
Accounts receivable, net of allowance for doubtful accounts of $90,600 in 2013 and $54,830 in 2012	751,006	690,206
Other current assets	13,100	—
Total Current Assets	1,426,238	1,217,275
Fixed Assets
Computer and office equipment	367,416	361,407
Furniture and fixtures	1,500	1,500
Less: accumulated depreciation and amortization	356,061	348,618
Net Property and Equipment	12,855	14,289
Other Assets
Intangible assets net of accumulated amortization of $502,862 and $333,169, respectively	339,900	509,593
Goodwill	329,065	329,065
Other assets	21,233	21,233
Total Other Assets	690,198	859,891
Total Assets	$2,129,291	$2,091,455
Liabilities and Stockholders' Equity
Current Liabilities
Notes payable	$45,318	$154,425
Related party loans	372,000	—
Accounts payable and accrued expenses	767,152	706,641
Total Current Liabilities	1,184,470	861,066
Long Term Liabilities
Notes payable	23,810	67,055
Related party loans	—	430,074
Total Long Term Liabilities	23,810	497,129
Total Liabilities	1,208,280	1,358,195
Commitments and Contingencies
Stockholders' Equity
Common Stock	10,150	10,150
Additional paid-in-capital	1,125,460	1,062,960
Retained earnings (Deficit)	(164,599)	(216,850)
Total equity of combined company	971,011	856,260
Noncontrolling Interest in Combined Subsidiary	(50,000)	(123,000)
Total Equity	921,011	733,260
Total Liabilities and Equity	$2,129,291	$2,091,455

See accompanying notes to the combined financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Combined Statements of Operations and Retained Earnings (Deficit)

	Years Ended December 31,
	2013	2012
Net Revenue	$4,925,108	$4,751,503
Operating Expenses
Direct operating costs	1,215,488	1,551,985
Selling general and administrative	3,360,135	3,262,955
Depreciation and amortization	177,136	191,025
Operating Income (Loss)	172,349	(254,462)
Other Income (Expense)
Interest expense	(47,098)	(57,344)
Total Other Expense	(47,098)	(57,344)
Income (Loss) Before Income Taxes	125,251	(311,806)
Provision for Income Tax Expense	—	—
Net Income (Loss)	125,251	(311,806)
(Income) Loss attributable to Noncontrolling Interest – Practice Development Strategies, Inc.	(73,000)	39,000
Net Income (Loss) Attributable to Combined Company	52,251	(272,806)
Retained Earnings (Deficit), Beginning of Year	(216,850)	55,956
Retained Earnings (Deficit), End of Year	$(164,599)	$(216,850)

See accompanying notes to the combined financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Combined Statements of Cash Flows

	Years Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net Income (Loss)	$125,251	$(311,806)
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and amortization	177,136	191,025
Bad debt expense	35,770	28,529
(Increase) Decrease in Assets:
Accounts receivable	(96,570)	(7,334)
Other current assets	(13,100)	—
Increase (Decrease) in Liabilities:
Accounts payable and accrued expenses	2,437	324,033
Net Cash Provided by Operating Activities	230,924	224,447
Cash Flows from Investing Activities
Cash paid for fixed assets	(6,009)	(20,481)
Net Cash Used In Investing Activities	(6,009)	(20,481)
Cash Flows from Financing Activities
Payments on notes payable	(89,852)	(80,430)
Proceeds from related party loans	—	55,000
Capital contributions	—	106,446
Net Cash (Used In) Provided by Financing Activities	(89,852)	81,016
Net Increase in Cash and Cash Equivalents	135,063	284,982
Cash and Cash Equivalents at Beginning of Year	527,069	242,087
Cash and Cash Equivalents at End of Year	$662,132	$527,069
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$47,098	$57,344
Income taxes	$—	$—
Supplemental Disclosure of Non-cash Financing Activities:
Payment of notes payable from parent company	$62,500	$250,000

See accompanying notes to the combined financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc. (“Company”) are California based corporations owned by CastleRock Solutions, Inc., a holding company (“Parent Company”). The Company is engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout California.

Principles of Consolidation

The combined financial statements include the accounts of the Company, its wholly-owned subsidiaries and jointly-owned subsidiaries over which it exercises control. Non-controlling interest amounts relating to the Company's less-than-wholly-owned combined subsidiary are included within the “Non-controlling interest in the combined subsidiary” captions in its Combined Balance Sheets and within the “Non-controlling interests” caption in its Combined Statements of Operations. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, we compare the carrying amount of the

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

asset group to future undiscounted net cash flows expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Goodwill

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. The Company attributes all goodwill associated with the acquisitions of Practice Development Strategies, Inc. and Professional Accounts Management, Inc., which share similar economic characteristics, to one reporting unit. Goodwill is not amortized but is tested annually for impairment in the fourth quarter of each fiscal year by comparing the fair value of the reporting units to the carrying amounts, including goodwill. No goodwill impairments were recognized during the years ended December 31, 2013 and 2012.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the years ended December 31, 2013 and 2012.

Revenue and Unbilled Services

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients' claims. The Company also serves certain customers as an Application Service Provider (“ASP”). ASP services are generally provided for a monthly fee or per-transaction fee, and revenue for such services is recognized as the services are provided.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2013 and 2012 was $689 and $475, respectively.

Income Taxes

The Company utilizes the asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the combined financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid. A valuation allowance is recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considered estimates of future taxable income.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2010.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2013 and 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2013 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through March 31, 2014 which is the date the financial statements were issued.

NOTE 2 — CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

NOTE 3 — INTANGIBLE ASSETS

As part of the purchases of Practice Development Strategies, Inc. and Professional Accounts Management, Inc. during 2011, CastleRock Solutions, Inc. acquired intangible assets of $842,762. Of that amount, $688,382 has been assigned to customer lists which are subject to periodic amortization over the estimated useful life of 5 years and $154,380 has been assigned to non-compete covenants which are subject to periodic amortization over the estimated useful life of 4 years. Goodwill of $329,065 which is not subject to amortization arose in connection with the acquisitions.

Following is a summary of non-goodwill intangibles as of December 31, 2013 and 2012:

	December 31, 2013
	Gross Amount	Accumulated Amortization
Customer Lists	$688,382	$395,128
Non-compete Covenants	154,380	107,734
Total	$842,762	$502,862

	December 31, 2012
	Gross Amount	Accumulated Amortization
Customer Lists	$688,382	$258,564
Non-compete Covenants	154,380	74,605
Total	$842,762	$333,169

Amortization expense was $169,693 and $180,059 for the years ended December 31, 2013 and 2012, respectively.

Estimated amortization expense is as follows:

Year Ending December 31,	Estimated Amortization Expense
2014	$176,271
2015	145,728
2016	17,901
$339,900

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 4 — NOTES PAYABLE

The Company entered into a term loan on November 16, 2009 with First Commerce Bank for $190,000, the was secured with the Company's assets. The loan had monthly payments of $4,427 with an annual interest rate for the term loan being the bank's prime rate. This loan had a maturity date of November 18, 2013. The loan was fully paid off on its maturity date.

On January 1, 2011, CastleRock Solutions, Inc., in connection with the outstanding voting stock of PDS, issued a note for $500,000 payable in eight fully amortized equal payments of principal and interest of $62,901 per quarter due April, July, October and January, commencing April 1, 2011. This includes interest at 0.57%. This loan was fully paid off in January 2013.

The Company entered into a term loan on June 7, 2012 with California Bank & Trust for $132,057. Monthly payments are $4,019 with an annual interest rate of the bank's prime rate plus 2.75 percentage points and have a maturity date of June 1, 2015. The loan is guaranteed by CastleRock Solutions, Inc. Upon the Bank's reasonable request, the Company must provide reporting covenants. As of December 31, 2013 the Company has not had to provide any financial performance statements to the bank. At December 31, 2013, there was $69,128 outstanding on this loan.

Maturities of notes payable as of December 31, 2013, are as follows:

Year Ending December 31,
2014	$45,318
2015	23,810
$69,128

NOTE 5 — RELATED PARTY TRANSACTIONS

The Company entered into a loan on January 19, 2011 with the Parent company for $120,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

On September 15, 2011, the Company entered into a loan with the Parent company for $252,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under leases which have been classified as operating leases.

The Company leases office space in Milpitas, California from ANB Property Corporation. The lease term is month to month. The current monthly base rent is $1,800.

The Company leases office space in Brea, California from Third Avenue Investments, LLC. Beginning September 13, 2011 the lease was extended to end on August 31, 2016. The current monthly base rent is $4,901.

The Company leases office space in San Diego, California from Columbia, LLC. The lease term is month to month. The current monthly base rent is $11,670 per month.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 6 — COMMITMENTS AND CONTINGENCIES  – (continued)

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2013.

Year Ending December 31,
2014	$59,422
2015	61,260
2016	41,657
$162,339

NOTE 7 — PROVISION FOR INCOME TAXES

The components of the deferred tax assets (liability) consist of the following:

	December 31,
	2013	2012
Net operating loss carry forward	$144,000	$205,000
Intangible assets	(27,000)	(18,000)
Accounts receivable/accounts payable	30,000	(10,000)
Total deferred tax asset	147,000	177,000
Valuation allowance for deferred tax asset	(147,000)	(177,000)
Deferred tax asset	$—	$—

The Company has state and federal net operating loss carry forwards of approximately $431,000 which will expire on various dates through 2032.

NOTE 8 — RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan (“the Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. The Company’s did not make any contributions in 2013 or 2012.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Combined Balance Sheet
Unaudited

March 31, 2014
Assets
Current Assets
Cash and equivalents	$527,603
Accounts receivable, net of allowance for doubtful accounts of $90,600	646,695
Other current assets	13,100
Total Current Assets	1,187,398
Fixed Assets
Computer and office equipment	367,416
Furniture and fixtures	1,500
Less: accumulated depreciation and amortization	357,907
Net Property and Equipment	11,009
Other Assets
Intangible assets net of accumulated amortization of $546,929	295,833
Goodwill	329,065
Other assets	21,233
Total Other Assets	646,131
Total Assets	$1,844,538
Liabilities and Stockholders’ Equity
Current Liabilities
Note payable	$46,001
Related party loans	361,500
Accounts payable and accrued expenses	438,787
Total Current Liabilities	846,288
Long Term Liabilities
Note payable	2,052
Total Long Term Liabilities	2,052
Total Liabilities	848,340
Commitments and Contingencies
Stockholders’ Equity
Common Stock	10,150
Additional paid-in-capital	1,125,460
Retained earnings (Deficit)	(85,412)
Total equity of combined company	1,050,198
Noncontrolling Interest in Combined Subsidiary	(54,000)
Total Equity	996,198
Total Liabilities and Equity	$1,844,538

See accompanying notes to the combined financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc.

Combined Statements of Operations and Retained Earnings
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Net Revenue	$1,203,109	$1,126,234
Operating Expenses
Direct operating costs	251,471	357,688
Selling general and administrative	840,388	820,110
Depreciation and amortization	45,913	47,973
Operating Income (Loss)	65,337	(99,537)
Other Income (Expense)
Other income – related party	20,000	—
Interest expense	(10,150)	(12,970)
Total Other Expense	9,850	(12,970)
Income (Loss) Before Income Taxes	75,187	(112,507)
Provision for Income Tax Expense	—	—
Net Income (Loss)	75,187	(112,507)
(Income) Loss attributable to Noncontrolling Interest – Practice
Development Strategies, Inc.	4,000	22,000
Net Income (Loss) Attributable to Combined Company	79,187	(90,507)
Retained Earnings (Deficit), Beginning of Period	(164,599)	(216,850)
Retained Earnings (Deficit), End of Period	$(85,412)	$(307,357)

See accompanying notes to the combined financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc

Combined Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Cash Flows from Operating Activities
Net Income (Loss)	$75,187	$(112,507)
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and amortization	45,913	47,973
(Increase) Decrease in Assets:
Accounts receivable	104,311	44,333
Other current assets	—	(78,620)
Increase (Decrease) in Liabilities:
Accounts payable and accrued expenses	(328,365)	(153,662)
Net Cash Used in Operating Activities	(102,954)	(252,483)
Cash Flows from Investing Activities
Cash paid for fixed assets	—	(2,230)
Net Cash Used in Investing Activities	—	(2,230)
Cash Flows from Financing Activities
Payments on notes payable	(21,075)	(14,455)
Repayments on related party loans	(10,500)	—
Net Cash Used in Financing Activities	(31,575)	(14,455)
Net Decrease in Cash and Cash Equivalents	(134,529)	(269,168)
Cash and Cash Equivalents at Beginning of Period	662,132	527,069
Cash and Cash Equivalents at End of Period	$527,603	$257,901
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$10,150	$12,970
Income taxes	$—	$(45,000)
Supplemental Disclosure of Non-cash Financing Activities:
Payment of notes payable from parent company	$—	$62,500

See accompanying notes to the combined financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc

Notes to the Combined Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc (“Company”) are California based corporations owned by CastleRock Solutions, Inc., a holding company (“Parent Company”). The Company is engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout California.

Principles of Consolidation

The Combined financial statements include the accounts of Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc. (“Company”). Noncontrolling interest amounts relating to Practice Development Strategy, Inc., are included within the “Noncontrolling interest in the combined subsidiary” captions in its Combined Balance Sheet and within the “Noncontrolling interests” caption in its Combined Statements of Operations. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, we compare the carrying amount of the

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc

Notes to the Combined Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

asset group to future undiscounted net cash flows expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Goodwill

Goodwill represents the excess of the cost of the Company’s investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. The Company attributes all goodwill associated with the acquisitions of Physician Development Strategies, Inc. and Professional Accounts Management, Inc., which share similar economic characteristics, to one reporting unit. Goodwill is not amortized but is tested annually for impairment in the fourth quarter of each fiscal year by comparing the fair value of the reporting units to the carrying amounts, including goodwill. No goodwill impairments were recognized as of March 31, 2014.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the three months ended March 31, 2014 and 2013.

Revenue and Unbilled Services

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients’ claims. The Company also serves certain customers as an Application Service Provider (“ASP”). ASP services are generally provided for a monthly fee or per-transaction fee, and revenue for such services is recognized as the services are provided.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the three months ended March 31, 2014 and 2013 were $200 and $125, respectively.

Income Taxes

The Company utilizes the asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the combined financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid. A valuation allowance is recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization management considered estimates of future taxable income. The Company files income tax returns with the U.S. federal government and various states and local jurisdictions. The Company is no longer subject to tax examination by tax authorities for years prior to 2011.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of March 31, 2014 and 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc

Notes to the Combined Financial Statements
(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its March 31, 2014 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through April 28, 2014, which is the date the financial statements were issued.

NOTE 2 — CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

NOTE 3 — INTANGIBLE ASSETS

As part of the purchases of Practice Development Strategies, Inc. and Professional Accounts Management, Inc. during 2011, CastleRock solutions, Inc. acquired intangible assets of $842,762. Of that amount, $688,382 has been assigned to customer lists which are subject to periodic amortization over the estimated useful life of 5 years and $154,380 has been assigned to non-compete covenants which are subject to periodic amortization over the estimated life of 4 years. Goodwill of $329,065 which is not subject to amortization arose in connection with the acquisitions.

Amortization for the three months ended March 31, 2014 and 2013 is $44,067 and $44,067, respectively.

Following is a summary of non-goodwill intangibles as of March 31, 2014:

	March 31, 2014
	Gross Amount	Accumulated Amortization
Customer Lists	$688,382	$429,547
Non-compete Covenants	154,380	117,382
Total	$842,762	$546,929

Future amortization expense is as follows:

2014 (remaining)	$132,204
2015	$145,728
2016	17,901
$295,833

NOTE 4 — NOTES PAYABLE

The Company entered into a term loan on June 7, 2012 with California Bank & Trust for $132,057. Monthly payments are $4,019 with an annual interest rate of the bank’s prime rate plus 2.75 percentage points and have a maturity date of June 1, 2015. The loan is guaranteed by the CastleRock Solutions, Inc. Upon the Bank’s reasonable request, the Company must provide reporting covenants. As of March 31, 2014 the Company has not had to provide any financial performance statements to the bank. At March 31, 2014, there was $48,053 outstanding on this loan.

Maturities of notes payable as of March 31, 2014, are as follows:

2014 (remaining)	$34,241
2015	13,812
$48,053

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc

Notes to the Combined Financial Statements
(Unaudited)

NOTE 5 — RELATED PARTY TRANSACTIONS

The Company entered into a loan on January 1, 2011 with the Parent company for $120,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned. At March 31, 2014, this loan is past due and $109,500 remains outstanding on this loan.

On September 15, 2011, the Company entered into a loan with the Parent company for $252,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned. At March 31, 2014, $252,000 remains outstanding on this loan.

During the three months ended March 31, 2014, Tekhealth Services, Inc. earned $20,000 in consulting revenues from parent company. This is shown as other income.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under leases which have been classified as operating leases.

The Company leases office space in Milpitas, California from ANB Property Corporation. The lease term is month-to-month. The current monthly base rent is $2,800.

The Company leases office space in Brea, California from Third Avenue Investments, LLC. Beginning September 13, 2011 the lease was extended to end on August 31, 2016. The current monthly base rent is $4,901.

The Company leases office space in San Diego, California from Columbia, LLC. The lease term is month-to-month. The base rent is $11,670 per month.

Rental lease payments for the three months ended March 31, 2014 and 2013 were $58,112 and $61,316, respectively.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2014.

2014 (remaining)	44,720
2015	61,260
2016	41,657
$147,637

NOTE 7 — INCOME TAXES

The components of the deferred tax assets (liability) consist of the following:

	March 31,
	2014	2013
Net operating loss carry forward	$114,000	$294,000
Amortization	(30,000)	(22,500)
Accounts receivable/accounts payable	33,000	(49,500)
Total deferred tax asset	$117,000	$222,000
Valuation allowance for deferred tax asset	(117,000)	(222,000)
Deferred tax asset	$—	$—

The Company has State and Federal net operating loss carryforwards of approximately $356,000 which will expire on various dates through 2032.

Tekhealth Services, Inc., Professional Accounts Management, Inc.,
and Practice Development Strategies, Inc

Notes to the Combined Financial Statements
(Unaudited)

NOTE 8 — RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan (“the Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. The Company made no contributions for the three month periods ended March 31, 2014.

[        ] Shares

MEDICAL TRANSCRIPTION BILLING, CORP.

Common Stock

PROSPECTUS

Chardan Capital Markets, LLC
Summer Street Research Partners

Through and including [           ], 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the common stock being registered. All amounts except the SEC registration fee and the FINRA filing fee are estimated.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Brokerage fees for acquisition of Target Sellers		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous	$	*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

We have not issued any securities since January 1, 2010 except as set forth below.

In September 2013 we issued $500,000 of convertible debt in a private offering to a single accredited investor in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. Amounts outstanding under this note will convert into common stock at a 10% discount to the offering price upon the closing of this offering.

In addition, pursuant to the asset purchase agreements filed as Exhibits 2.1, 2.2 and 2.3 hereto, and substantially concurrently with the consummation of this offering, we have agreed to issue to the Target Sellers 1,672,715 shares of our common stock in transactions exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth beginning on page II-4 of this registration statement and is incorporated herein by reference.

(b) Financial Statements Schedules: None.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Somerset, State of New Jersey on May 7th, 2014.

Medical Transcription Billing, Corp.

By:	/s/ Mahmud Haq Mahmud Haq Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mahmud Haq, Bill Korn and Stephen A. Snyder, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Mahmud Haq Mahmud Haq	Chairman of the Board and Chief Executive Officer (principal executive officer)	May 7, 2014
/s/ Bill Korn Bill Korn	Chief Financial Officer (principal financial and accounting officer)	May 7, 2014
/s/ Stephen A. Snyder Stephen A. Snyder	President and Director	May 7, 2014
/s/ Howard L. Clark, Jr. Howard L. Clark, Jr.	Director	May 7, 2014
/s/ Cameron Munter Cameron Munter	Director	May 7, 2014
/s/ John N. Daly John N. Daly	Director	May 7, 2014

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement.
2.1**	Asset Purchase Agreement, dated as of August 23, 2013, by and among Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., CastleRock Solutions, Inc., Rob Ramoji, and Medical Transcription Billing, Corp.
2.2**	Asset Purchase Agreement, dated as of August 23, 2013, by and among Ultimate Medical Management, Inc., Practicare Medical Management, Inc., James Antonacci and Medical Transcription Billing, Corp.
2.3	Amended and Restated Asset Purchase Agreement, dated as of May 7, 2014, by and among Laboratory Billing Services Providers, LLC, Medical Data Resources Providers, LLC, Medical Billing Resources Providers, LLC, Primary Billing Service Providers, Inc. Omni Medical Billing Services, LLC, Marc Haberman, Z Capital, LLC, Medsoft Systems, LLC and Medical Transcription Billing, Corp.
2.4**	Asset Purchase Agreement, dated as of June 27, 2013, by and among Metro Medical Management Services, Inc. and Medical Transcription Billing, Corp.
2.5***	Addendum to Asset Purchase Agreement dated as of March 5, 2014, by and among Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., CastleRock Solutions, Inc., Rob Ramoji, and Medical Transcription Billing, Corp.
2.6***	Addendum to Asset Purchase Agreement dated as of March 21, 2014 by and among Ultimate Medical Management, Inc., Practicare Medical Management, Inc., James Antonacci and Medical Transcription Billing, Corp.
3.1***	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2***	By-laws of the Registrant, as currently in effect.
4.1	Form of common stock certificate of the Registrant.
5.1*	Opinion of Fox Rothschild LLP.
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2+***	2014 Equity Incentive Plan.
10.3+***	Form of Restricted Stock Unit Agreement under 2014 Equity Incentive Plan.
10.4**	Lease between Registrant and Mahmud Haq with respect to offices located at 7 Clyde Road, Somerset, NJ 08873.
10.5**	Promissory Note in the principal amount of $1,000,000 made by the Registrant in favor of Mahmud Haq, dated as of July 5, 2013.
10.6+***	Employment Agreement between Registrant and Mahmud Haq dated as of April 4, 2014
10.7+***	Employment Agreement between Registrant and Stephen Snyder dated as of April 4, 2014
10.8+***	Employment Agreement between Registrant and Bill Korn dated as of April 4, 2014
10.9	Support letter from AAMD, LLC dated as of March 24, 2014
10.10	Support letter from Mahmud Haq dated as of April 4, 2014
10.11	Promissory Note in the principal amount of $1,225,000 made by the Registrant in favor of Metro Medical Management Services, Inc., dated as of July 1, 2013
10.12	Convertible Promissory Note in the principal amount of $500,000 made by Registrant in favor of AAMD, LLC, dated September 23, 2013
21.1**	List of subsidiaries.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Rosenberg Rich Baker Berman and Company.
23.6*	Consent of Fox Rothschild LLP (included as part of Exhibit 5.1).
23.7	Consent to be named (Anne Busquet)
23.8	Consent to be named (Alexander Tabibi, M.D.)
24.1	Power of Attorney (attached to the signature page to this Registration Statement on Form S-1).

*	To be filed by amendment.
**	Previously filed as an exhibit to the Registration Statement on Form S-1 dated December 20, 2013
***	Previously filed as an exhibit to the Amendment No. 1 of the Registration Statement on Form S-1 dated April 7, 2014
+	Indicates management contract or compensation.